ANGLO AMERICAN

0501039?

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

Company Secretarial Department
Catherine Marshall
Company Secretarial Assistant

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

4 August, 2005

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- AA plc – Interim results 2005

Yours faithfully
For and on behalf of Anglo American plc

C Marshall
Company Secretarial Assistant
Encs - 5 copies

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel +44 (0)20 7698 8888 Fax +44 (0)02 7698 8500 www.angloamerican.co.uk

ANGLO AMERICAN

News Release

4 August 2005

Anglo American reports record interim headline earnings for 2005, up 43%

- Record interim results – headline earnings up 43% to $1.8 billion
- Interim dividend rebased to 28 US cents per share, up 47%
- Record performances from Base and Ferrous Metals; higher contributions from Platinum and Coal, reflecting stronger prices and volumes
- Cost savings and efficiency improvements exceed target at $303 million, up 22%
- Ongoing asset optimisation: disposals with an enterprise value of $1.2 billion completed
- Strong cash generation: EBITDA up 25% at $4.2 billion
- 5 major new projects approved totalling $1.2 billion; $5.1 billion expansion programme on track
- AngloGold Ashanti achieves SA mining rights conversion

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2005	6 months ended 30.06.05 IFRS	6 months ended 30.06.04 IFRS	% change
US$ million, except per share amounts			
Group revenue including associates[1]	**17,145**	15,299	12.1%
Operating profit including associates before special items[2]	**2,975**	2,325	28.0%
Profit for the financial period attributable to equity shareholders[3]	**1,838**	2,226	(17.4)%
Headline earnings for the period[4]	**1,784**	1,248	42.9%
Net operating assets	**36,621**	36,919	(0.8)%
EBITDA[5]	**4,249**	3,400	25.0%
Net cash inflows from operating activities	**2,931**	2,135	37.3%
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.27**	1.56	(18.6)%
Headline earnings for the financial period	**1.24**	0.87	42.5%

[1] Includes the Group's share of associates' turnover of $2,635 million (June 2004: $2,953 million). See note 4 to the financial information.
[2] Includes share of associates' operating profit (before share of associates' tax and finance charges). See note 4 to the financial information.
[3] The decrease in profit attributable to equity shareholders to $1,838 million is due to a reduction in net profit on disposals compared with the prior period.
[4] See note 8 to the financial information for basis of calculation of headline earnings.
[5] EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

First half results - overview
Headline earnings increased to $1.24 per share, up 43% over the first half of 2004 – a record interim level. Operating profit[1] for the half year was $2,975 million, with strong contributions from Base Metals and Ferrous Metals. Kumba and Highveld Steel in particular benefited from higher prices and improved volumes. There were also significant increases in contributions from Coal and Platinum. Industrial Minerals recorded higher earnings reflecting a full contribution in the first half from the new Buxton cement plant. Diamonds and Gold were once again affected by the ongoing firmness of the South African currency: the contribution from Diamonds, before exchange gains on preference shares, was lower than for the prior period, while AngloGold Ashanti's results were in line with the first half of 2004. Paper and Packaging recorded lower earnings in tough market conditions.

The significant growth in operating profit in the first half reflects the ongoing favourable trading environment for many of the Group's commodities, as well as the progress made over the past few years in improving the operating efficiency of Anglo American's assets, growing the asset base and leveraging procurement spend. Prices for platinum, gold, diamonds, coal, and base and ferrous metals remained healthy on the back of robust growth in China and the US, coupled with limited growth in productive capacity. The Group's strong cash generation provides it with the flexibility to continue with its significant organic growth profile as well as to pursue its disciplined acquisition process in creating a balanced portfolio of high quality natural resource assets.

Over the past three years, Anglo American's focus on improving the operating efficiency of its assets and the management of the procurement and supply chain has delivered cost savings in excess of $1.2 billion, across all of its business units. In the first half, further cost savings and efficiency improvements of $303 million were attained, an increase of 22% over the prior period.

These cost savings helped contain the cumulative effect of the significant increases in energy, steel and other consumable prices, treatment and refining charges and labour costs at many of the Group's mining operations. Anglo American will maintain its cost savings and efficiency programmes in the second half.

Cash generation (EBITDA) also benefited from the strong operational results, reaching $4.2 billion, up 25% from last year's interim level.

Interim dividend
In line with the Group's progressive dividend policy and reflecting the strong first half increase in earnings, the interim dividend has been rebased to 28 US cents per share from 19 US cents per share, an increase of 47%. The level of the total dividend will, as always, be considered on the basis of the full year's results.

Growing the asset base
Since its primary listing in London in mid-1999, Anglo American has spent $15 billion on acquisitions and its growth profile is one of the strongest in the industry, with $5.1 billion of approved projects and $8 billion of unapproved projects across a range of commodities. In the first half, good progress was made on the project pipeline, with some projects moving to full production, in addition to a number of new projects being approved.

Kumba, 66% owned, continued to pursue a number of growth opportunities in iron ore. In March, a major expansion project at the Sishen iron ore mine in South Africa's Northern Cape province was announced. The $365 million Sishen Expansion Project will increase Sishen's production from the current 28 million tonnes per annum to 38 million tonnes per annum by 2009. Construction work has commenced with production ramp-up planned for mid 2007.

An investment decision on the Sishen South project, with an initial production capacity of 3 million tonnes per annum and the potential to increase to 9 million tonnes per annum, is expected in the third quarter of 2005. Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12 million tonnes per annum, is also progressing well.

(1) including operating profit of associates and before special items

De Beers approved the development of the Snap Lake project in Canada at a cost of $513 million. Snap Lake, located in the Northwest Territories, will be De Beers' first mine outside of Africa and the first fully underground diamond mine in Canada and will begin production in 2007. The $791 million Victor project in Canada has also been approved, subject to regulatory approvals.

The $67 million Codemin 2 nickel project in Brazil, which was commissioned on time and on budget towards the end of 2004, reached design capacity in May this year and will take Codemin's total annual production to 10,000 tonnes of nickel. In June, the $454 million Skorpion zinc project reached design capacity and the $21 million expansion of the Chagres smelter will be completed in the fourth quarter of 2005. The feasibility study on the Barro Alto nickel project in Brazil will be completed by early 2006 and scoping studies for significant brownfield expansions at Los Bronces and Collahuasi are in progress.

In July 2005, the $65 million Isibonelo coal mine in South Africa entered production on track and on budget. When it reaches full production in 2006, the mine will supply 5 million tonnes of thermal coal to Sasol Synfuels. In Colombia, the approved expansion at Cerrejón from 22 to 28 million tonnes per annum by 2007 is also on track and a further expansion to 32 million tonnes per annum has recently been approved. The Grasstree project in Australia is progressing well, with weekly development exceeding plan and installation of the longwall on target for 2006. The $650 million Dawson project has commenced and orders for some of the critical lead-time equipment have been placed.

China is already a significant market for many of the Group's commodities and the Group continues to actively look for further investment opportunities within the country. On 1 June, Anglo American committed to invest $150 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world. Anglo American looks forward to a mutually beneficial strategic alliance with the company.

In South Africa, the Richards Bay pulp mill modernisation and expansion project has been commissioned and ramp-up is ahead of budget. It is anticipated that full production of an additional 145,000 tonnes of pulp per annum will be achieved during 2006. The $174 million PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005 and will bring additional capacity of 160,000 tonnes per annum.

Anglo Platinum, which continues to expand production in line with robust current and future demand for platinum group metals, recently announced the $35 million Marikana venture with Aquarius Platinum to jointly mine contiguous properties in the Rustenburg area. The existing $138 million Kroondal venture, also with Aquarius Platinum, commenced production from its new 250,000 tonnes per month concentrator ahead of schedule. The $200 million 50:50 Mototolo joint venture with Xstrata plc, announced this week, will access adjacent farms on the eastern limb of the Bushveld complex and produce 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate with first production in 2006. Anglo Platinum is also proceeding with a $179 million project at its Lebowa mine to replace declining reserves.

In addition to the future potential of Obuasi Deeps in Ghana and the Boddington joint venture expansion project in Australia, AngloGold Ashanti has a $1.3 billion total capital expenditure programme currently focused on existing operations in South Africa and Brazil. These projects, including the new Moab mine in South Africa, will come online within the next three years and yield a total production of around 15 million ounces of gold over the life of these operations.

Disposals

As part of the ongoing strategy of optimising the Company's asset base, a number of disposals have been made during the past six months. The biggest of these was Boart Longyear, a manufacturer of mining equipment, which was agreed in June at an enterprise value of $545 million. Together with the sale of Wendt (part of Boart Longyear) that was announced on 31 March, the total enterprise value achieved amounted to $635 million. The sale was completed in July.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, at an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to purchase Kumba's 49% interest in the project for $176 million.

SA mining rights

The achievement by AngloGold Ashanti of the conversion of its mineral rights in South Africa in respect of the Minerals and Petroleum Development Act ("the Act") is a significant milestone in terms of South African Black Economic Empowerment. It recognises the substantial empowerment transactions put in place by AngloGold Ashanti, as well as the educational, community and social programmes in place in the company. The intention is to introduce an Employee Share Ownership Scheme that will extend ownership in AngloGold Ashanti to its employees.

The granting of the new order mining rights represents real progress in terms of the South African government's desire to achieve certainty in terms of implementing the Act. Anglo American is greatly encouraged by this positive outcome which reflects the open and constructive dialogue between the Group's mining businesses and the SA Department of Minerals and Energy.

Outlook

The outlook for most of the Group's commodities remains sound. Dollar prices for many metals and minerals have continued at high levels on the back of strong Chinese growth which has offset weaker OECD demand in the first half. If Chinese demand continues at current levels and prospects for OECD growth improve in the second six months, the Group's earnings should remain strong for the remainder of the year.

Anglo American continues to generate substantial cash flows which it is investing in its $5.1 billion approved project pipeline. The growth projects span all of the Group's business sectors and will generate attractive returns. Further projects, growth opportunities and asset optimisations are being evaluated.

For further information, please contact:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Webcast: a live webcast of the interim results presentation starting at 10.00am UK time on 4th August can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures: high resolution images can be downloaded by the media at www.vismedia.com

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; special items are defined in note 5 and headline earnings are calculated as set out in note 8 to the financial information. EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

Financial review of Group results

Headline earnings per share for the half year increased to $1.24 per share, up 43% over the first six months of 2004. Headline earnings totalled $1,784 million, with strong contributions from Base Metals and Ferrous Metals as well as a significant increase in contributions from Coal and Platinum. Industrial Minerals also increased its contribution over the previous period, while AngloGold Ashanti's results were in line with the prior corresponding period. The contribution from Diamonds before exchange gains and losses on preference shares declined. Paper and Packaging recorded lower earnings owing to tough market conditions.

The Group performance was further enhanced by a lower effective tax rate, as set out on the following page, and a $59 million reduction in net finance charges resulting principally from a $91 million exchange gain on the De Beers preference shares.

Headline earnings **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Profit for the financial period attributable to equity holders	1,838	2,226
Operating special items	55	–
Net loss/(profit) on disposals	1	(1,005)
Associates net profit on disposals	(68)	(2)
Tax on special items	(28)	32
Related minority interests	(14)	(3)
Headline earnings	**1,784**	**1,248**
Headline earnings per share ($)	**1.24**	**0.87**

Profit for the period after special items decreased by 17% to $1,838 million compared with $2,226 million in the first half of 2004. This decrease was due to a reduction in net profit on disposals which, including associates, was $940 million higher in the first half of 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold.

Summary income statement **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Operating profit before special items	2,408	1,758
Special items	(55)	–
Group operating profit before associates	2,353	1,758
Net (loss)/profit on disposals	(1)	1,005
Net income from associates [(1)]	407	330
Profit before finance costs	2,759	3,093
Net finance costs	(102)	(161)
Profit before tax	2,657	2,932
Tax	(526)	(516)
Profit after tax	2,131	2,416
Minority interests	(293)	(190)
Profit for the financial period attributable to equity holders	1,838	2,226
Earnings per share ($)	1.27	1.56
Group operating profit including associates before special items [(1)]	2,975	2,325

(1)	Operating profit from associates	567	567
	Net profit on disposals	68	2
	Net finance costs	(40)	(66)
	Income tax expense	(185)	(164)
	Underlying minority interest	(3)	(9)
	Net income from associates	407	330

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the comparative period, with an average exchange rate of R6.21 compared with R6.67 in the first half of 2004. Currency movements positively impacted headline earnings by $44 million, with the favourable exchange gain on the De Beers preference shares more then offsetting the impact on operating results of the strengthening of the rand. There was also a positive impact of increased prices amounting to $887 million.

Special items

Operating special charges in respect of impairment and mine closure amounted to $55 million including a $31 million loss on the closure of Ergo in AngloGold Ashanti.

Net profit on sale of operations, including associates, amounted to $67 million. These included $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox and $21 million profit on sale of Wendt. This was partially offset by a $50 million loss on the anticipated disposal of Hope Downs.

Special items including associates were significantly higher in the first half of 2004 at $1,007 million with the sale of the Group's interest in Gold Fields for a profit of $464 million, a gain of $415 million on the deemed disposal of AngloGold and gains on disposal of the Group's interests in First Rand Limited, Nkomati and Avgold.

Net finance costs

Net finance costs decreased from $161 million in the first half of 2004 to $102 million. The decrease reflects the favourable exchange gain of $91 million on the De Beers preference shares.

Taxation

$ million	**Before special items 30 June 2005**	**Associates' tax 30 June 2005**	**Including Associates 30 June 2005**	Before special items 30 June 2004	Associates' tax 30 June 2004	Including Associates 30 June 2004
Profit before tax	**2,645**	**185**	**2,830**	1,925	164	2,089
Tax	**(554)**	**(185)**	**(739)**	(484)	(164)	(648)
Profit for financial period	**2,091**	**-**	**2,091**	1,441	-	1,441
Effective tax rate including associates			**26.1%**			31.0%

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including share of associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, as adjusted above for associates' tax, will remain above the statutory rate of 30%.

Balance sheet

Total shareholders' equity was $22,067 million compared with $23,125 million as at 31 December 2004. The decrease was primarily due to exchange movements.

Net debt was $7,030 million, a decrease of $1,420 million from 31 December 2004, restated for the adoption of IAS 32 and IAS 39. The reduction was principally due to exchange movements of $843 million as well as cash inflow of $600 million. Net debt at 30 June 2005 comprised $9,711 million of debt (net of

hedge of $24 million), offset by $2,681 million of cash, cash equivalents and current financial asset investments. Net debt to total capital as at 30 June 2005 was 21.1%, compared with 22.9% at 31 December 2004.

Adoption of IAS 32 and IAS 39 prospectively from 1 January 2005 gave rise to a net reduction in total shareholders' equity of $5 million. Additional detail of the adjustments is provided in note 24 to the financial information. The net impact largely represents the recognition and fair value of derivatives, including embedded derivatives; the fair value of investments that were previously cost accounted; and the separation of the equity conversion option within convertible debt instruments. Pro forma 2004 information, adjusted for these two standards is provided in the appendix.

Cash flow

Net cash inflows from operating activities was $2,931 million compared with $2,135 million in the first half of 2004. EBITDA was $4,249 million, up significantly from $3,400 million in the first half of 2004. Depreciation increased by $236 million to $1,199 million.

Acquisition expenditure accounted for an outflow of $300 million compared with $957 million in the first half of 2004. This included $150 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $293 million, with proceeds on the sale of Acerinox and Columbus of $194 million and Wendt of $62 million. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $208 million.

Purchases of tangible fixed assets amounted to $1,433 million, a similar level to the first half of 2004.

Dividends

An interim dividend of 28 US cents per share to be paid on 20 September 2005 has been declared.

OPERATIONS REVIEW

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items unless otherwise stated.

Ferrous Metals and Industries

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**791**	394
Kumba	**246**	98
Highveld Steel	**261**	67
Scaw Metals	**58**	46
Samancor Group	**121**	89
Tongaat-Hulett	**56**	28
Boart Longyear	**55**	30
Terra	**-**	41
Other	**(6)**	(5)
EBITDA	**961**	563
Net operating assets	**4,355**	5,017
Capital expenditure	**133**	144
Share of Group operating profit (%)	**27%**	17%
Share of Group net operating assets (%)	**12%**	14%

Operating profit reached a record $791 million compared with $394 million in the corresponding period. This was attributable to sharply higher prices for vanadium and iron ore, improved volumes and increased cost savings.

Significant progress has been made in reorganising the business as a supplier of raw materials to the global carbon steel industry with the disposal of several assets at an aggregate attributable enterprise value of $1 billion. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005. The sales of Boart Longyear's subsidiary, Wendt, and the Boart Longyear Group were announced in March and June, respectively, at a combined enterprise value of $635 million. In June, Anglo American announced the sale of Zimbabwe Alloys at an enterprise value of $10 million.

Kumba's operating profit increased by 151% to $246 million (2004: $98 million) on the back of stronger commodity prices and higher sales volumes, together with solid operational performances and increased cost savings. From the second quarter, Kumba benefited from the annual dollar denominated benchmark iron ore price increase of 71.5% in Japan. On 1 July, Kumba received $176 million after its local partner in Australia exercised its option to acquire Kumba's interest in the Hope Downs iron ore project. The funds will be returned to Kumba's shareholders.

Highveld Steel had a record first half, with an operating profit of $261 million (2004: $67 million). This was largely a result of significantly higher vanadium prices and volumes, together with increased South African steel sales.

Scaw Metals achieved an operating profit of $58 million (2004: $46 million). Higher raw material prices, particularly steel scrap, increased pressure on margins, while South African steel volumes were impacted adversely by market uncertainty around pricing.

The attributable share of Samancor's operating profit amounted to $121 million (2004: $89 million). The manganese and chrome operations benefited from higher ore and alloy prices.

Tongaat-Hulett's operating profit increased from $28 million to $56 million owing to improved volumes and prices, reduced costs and a more favourable aluminium sales mix.

Offtake in the seaborne iron ore market remains strong, given Chinese crude steel production. Vanadium and manganese prices for the rest of the year are expected to be below those achieved in the first six months. South African steel demand could recover in the fourth quarter, although prices may come under further downward pressure, in keeping with international trends.

Base Metals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**721**	568
Copper	**570**	435
Nickel, Niobium, Mineral Sands	**141**	117
Zinc	**29**	31
Other	**(19)**	(15)
EBITDA	**875**	720
Net operating assets	**4,928**	5,473
Capital expenditure	**100**	176
Share of Group operating profit (%)	**24%**	24%
Share of Group net operating assets (%)	**13%**	15%

Operating profit increased significantly by 27% to $721 million on the back of higher copper, nickel and zinc prices.

Copper production was impacted adversely by an estimated 20,000 (attributable) tonne shortfall at Collahuasi arising from an outage of the main ore conveyor system, a change in mine sequencing and a failure of a major mill motor (in respect of which an insurance claim has been submitted). A recovery plan has been implemented and mill throughput of above design capacity is being achieved, but at marginally lower grades than budgeted.

Nickel production increased to 12,600 tonnes, following ramping up of the $67 million Codemin 2 project, which was commissioned towards the end of 2004 within budget and on time.

Namakwa Sands saw record production of zircon and rutile.

Skorpion's zinc output was unchanged at 56,300 tonnes. A tankhouse fire in February impacted production but it has since recovered well and 100% of design capacity was achieved in June. Black Mountain increased output of zinc and lead as it began to benefit from the higher grade Deeps orebody.

While cost savings and margin improvement targets continue to be achieved, the operations experienced significant upward pressure in uncontrollable costs arising from dollar weakness and increases in treatment and refining charges, freight, steel, power, acid, fuel and other costs.

Current growth initiatives include the Barro Alto feasibility study for a 30,000-35,000 tonnes per annum ferronickel operation in Brazil, as well as de-bottlenecking projects at both Namakwa Sands and Catalão and scoping studies for increases in production at Collahuasi and Los Bronces. The Chagres Smelter expansion and the Collahuasi molybdenum projects remain within budget and on time for commissioning in the fourth quarter.

Continued investor fund interest dominated base metal prices, which reached new highs during the first quarter, thereafter easing, before surging again in June. Conflicting signals continue to be seen, with weak first half demand in the OECD contrasting with stronger than anticipated Chinese consumption. Inventories remain at very low levels, although supply growth, particularly in the case of copper, has continued to pick up.

Platinum

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit	**410**	314
EBITDA	**610**	465
Net operating assets	**6,612**	6,618
Capital expenditure	**243**	292
Share of Group operating profit (%)	**14%**	14%
Share of Group net operating assets (%)	**18%**	18%

Anglo Platinum's operating profit rose by 31% to $410 million. Factors leading to this increase included higher dollar prices realised on metals sold, increased production and sales volumes, and a one-off benefit arising from a gain in the quantity of pipeline stocks. The adverse effect of the stronger average rand on the translation of costs was largely offset by gains on foreign exchange as the rand weakened during the first half of 2005.

Refined platinum production for the first half of 2005 rose by 9.5% to 1,268,500 ounces. The increase was due mainly to a shortening of the process pipeline and improved recoveries. Equivalent refined production from the mines managed by Anglo Platinum and its joint venture partners decreased by 18,100 ounces. This was primarily as a result of difficult geological and ground conditions at Amandelbult, Rustenburg and Union that were partly offset by new production from the expansion of the Kroondal Platinum Mine venture with Aquarius Platinum.

The current operational constraints at Amandelbult, Rustenburg and Union, together with the 2004 wage settlement of 8%, led to a 13.3% increase in rand unit costs compared with the first half of 2004. The added effect of the stronger average rand/dollar exchange rate for the period resulted in a cash operating cost per equivalent refined ounce of platinum of $873. Cost initiatives, including supply chain savings, yielded savings of $12 million in comparison with the 2004 cost base.

Anglo Platinum remains confident of the robustness of current and future demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis, with particular emphasis on forecast rand revenue streams, to ensure that returns are maintained and shareholder value is enhanced. The recent weakening of the rand against the US dollar, combined with strong prevailing metal prices, results in higher projected returns from the projects being evaluated. If this improvement appears sustainable, the development of certain projects may be accelerated.

Increased production volumes in the second half of 2005 are expected to result in refined platinum production of 2.6 million ounces for the full year. Demand for platinum continues to be strong and remains supportive of firm platinum prices. The most significant variable affecting operating profit in the second half of 2005 will be the rand/dollar exchange rate.

Coal

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**374**	201
South Africa	**205**	93
Australia	**48**	26
South America	**121**	82
EBITDA	**476**	286
Net operating assets	**2,350**	2,105
Capital expenditure	**126**	64
Share of Group operating profit (%)	**13%**	9%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal's operating profit was $374 million, 86% higher than for the first half of 2004, mainly as a result of improved export prices.

Export thermal coal prices, although well above historic average levels, have come off the peaks reached in 2004 and are currently at around US$50 per tonne. In Europe, prices are being supported by a strong energy sector, high gas and power prices and lower freight rates. Consequently, despite the increased cost of carbon credits, coal fired generation is enabling European utilities to realise healthy margins, which in turn underpin thermal coal price levels. In Asia, demand remains similarly firm, although Chinese stocks have been increasing. Coking coal markets remain firm, despite steel prices beginning to come under pressure in some regions. In South Africa and Australia, constraints associated with the rail and port infrastructure remain a concern.

Operating profit for South African sourced coal increased by 120% to $205 million. This reflects a 52% increase in export prices and a 1% increase in sales volume underpinned by a 3% improvement in production to 26.6 million tonnes. This production increase included 0.6 million tonnes from the new Mafube mine.

In Australia, operating profit was $48 million, which included a $28 million insurance claim relating to last year's incident at the Moranbah North coking coal mine (the 2004 first half insurance claim amounted to $33 million). Production increased to 12.7 million tonnes, including 1.9 million from Moranbah North which did not produce in the first half of 2004. The operating results were impacted by geological difficulties which restricted production at the Dartbrook thermal coal mine as well as the impact of carry over tonnage at Moranbah North. Total sales from the Australia region were 7% higher and export coal prices rose on average by 53%. Second half performance in Australia should be materially better than the first half with increased production levels and higher realised coking coal prices as new contracts become effective.

In Colombia, attributable sales tonnes increased by 4% to 4.3 million tonnes. This, together with continued tight cost control, resulted in attributable operating profit rising from $79 million in 2004 to $109 million. At the Carbones del Guasare operation in Venezuela, attributable sales tonnes increased by 1% to 0.8 million tonnes.

The new Isibonelo colliery project, which provides coal to Sasol in South Africa entered production in July, and satisfactory progress was made at the major Grasstree and Dawson projects in Australia. At Cerrejón in Colombia, the expansion to a total mine production of 28 million tonnes per annum is on track and is expected to be completed on time, and below budget, by 2007. A further expansion to 32 million tonnes has recently been approved. The initial drilling programme at Xiwan in China was completed successfully and further drilling and a pre-feasibility study will be concluded later this year.

Performance in the second half is expected to be positively impacted by the high prices for coking coal in Australia and completion of the carry-over contracts at Moranbah North.

Diamonds

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Share of associate's operating profit	**297**	340
EBITDA	**337**	375
Group's share of De Beers' net assets [(1)]	**2,114**	2,052
Share of Group operating profit (%)	**10%**	15%

[(1)] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

Attributable operating profit from De Beers of $297 million represented a 13% reduction against $340 million for the corresponding period last year. The decrease was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations.

Total production from De Beers and its partners grew by 23% to 23.7 million carats. As a result of the increased output, stocks have risen by about $400 million compared with the levels as at 30 June 2004.

Despite mixed economic data, it is estimated that demand for diamond jewellery in the United States was up by 6% on the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be 5% higher than for the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year owing to the level and quality of diamond marketing activity, as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, rose by 8% to total $3.2 billion. The DTC raised its rough diamond prices on two occasions.

De Beers recently announced the approval of two projects in Canada, the $513 million Snap Lake project and the $791 million Victor project (which is subject to regulatory approvals). Further expansion projects are under evaluation. During the reporting period, agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and the Russian diamond producer Alrosa in relation to the Alrosa Trade Agreement and allowed a 30-day period for public comment. The Commission is now considering any third party comments received.

The Group's share of De Beers' headline earnings was $153 million (30 June 2004: $183 million). Headline earnings for Diamonds totalled $270 million (30 June 2004: $169 million) and included preference share income of $26 million (30 June 2004: $35 million) and exchange gains related to the preference shares of $91 million (30 June 2004: $49 million loss). On 30 June 2005, De Beers redeemed a further 25% of the total 10% preference shares originally in issue, with Anglo American receiving $175 million.

The market for rough diamonds remains firm and it is expected that, unlike in previous years, sales in the second half of 2005 will at least match those of the first six months and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

Paper and Packaging

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**233**	328
Packaging	**132**	170
Business Paper	**89**	119
Other	**12**	39
EBITDA	**449**	523
Net operating assets	**6,636**	6,166
Capital expenditure	**392**	383
Share of Group operating profit (%)	**8%**	14%
Share of Group net operating assets (%)	**18%**	17%

Operating profit declined by 29% from $328 million to $233 million. While margin pressure continued across most key markets, Mondi delivered a further $96 million in cost savings and profit improvements.

The rebranding and reorganisation of the existing businesses under the Mondi name announced in November 2004 has gone extremely well. This has served to reduce overhead structures and costs and improve the company's visibility and attractiveness to customers.

Mondi Packaging's operating profit was $38 million lower at $132 million. The marginal impact of acquisitions in early 2004 and significant cost-saving and profit improvement initiatives have been offset by one-off restructuring costs and weak trading conditions, the latter owing mainly to a combination of lacklustre manufacturing growth in the core European markets and the strong euro eroding competitiveness internationally. There have, however, been some positive signs with improved order intake in the sack paper sector in recent months.

Mondi Business Paper's operating profit was down by 25% at $89 million. Sales volumes increased by 3%, mainly owing to additional output from the successful Ruzomberok PM18 rebuild, while cost saving and profit improvement initiatives yielded benefits of $43 million. During the first six months pricing remained under pressure owing to a strong euro attracting dollar denominated imports. Capacity utilisation is gradually improving which, together with the stronger dollar, is increasing the likelihood of price increases.

The Richards Bay RB720 project has been commissioned and ramp-up is ahead of budget, with full production expected during 2006. The PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005.

With effect from 1 January 2005, Mondi sold a 42% interest in its South African packaging business to Shanduka Resources in an empowerment transaction that values the entire business at $370 million.

The recent strengthening of the dollar may support a firming in euro based paper prices. Efforts will intensify to ensure the continued delivery of cost reductions and productivity gains.

Industrial Minerals

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**193**	181
Tarmac	**183**	162
Copebrás	**10**	19
EBITDA	**317**	288
Net operating assets	**4,622**	4,535
Capital expenditure	**120**	130
Share of Group operating profit (%)	**6%**	8%
Share of Group net operating assets (%)	**13%**	12%

Industrial Minerals' operating profit of $193 million was $12 million higher than in the first half of 2004. Tarmac's operating profit was 13% higher, largely reflecting the additional contribution from the new Buxton cement plant which began operating in March 2004. Profits in Copebrás were $9 million down on 2004 owing to the combined effects of the Brazilian currency's appreciation relative to the dollar and reduced seasonal demand in Brazil, partially mitigated by improved prices.

In the UK, demand was comparable with 2004 and volumes were slightly above last year, though market conditions remain challenging. In general, margins were favoured by price increases in January 2005 although higher hydrocarbon costs lessened the benefit. Performance in the concrete products business was marginally better than in 2004, reflecting the benefits of restructuring; however, the impact was undermined by lower demand in the housing market, which particularly affected block sales. The cement plant at Buxton performed well, in line with expectations.

Tarmac has conducted a fundamental organisational review to facilitate improvements in customer service and efficiency, with Industrial Minerals achieving cost savings of $25 million in the year to date. The new organisation brings the benefit of greater alignment with a changing customer base, while better positioning Finance, HR, Procurement and other functions to lead continuous improvement in the UK and international operations. Supplementing the business development resources already established in the UK, Tarmac has recently created a new business development function, based in Frankfurt, to further strengthen its ability to grow its international business.

Tarmac's operating profit from its international businesses fell by 3%, largely attributable to weaker demand in Germany and Poland. Profit in Tarmac France improved 12% following small bolt-on acquisitions made in the past year. The business in Spain reported profits in line with last year on the back of stronger demand for concrete, offset by the increased cost of raw materials. Tarmac's operations in the Middle East continue to benefit from strong local demand. Progress continues in Tarmac China and a new quarry in the Shanghai region, which was adversely affected by delays in securing local land access rights, is now expected to commence operations in the second half of the year.

In Brazil, demand for fertiliser weakened following the drop in world soya prices and the consequent reduction in the number of farmers planting the crop. This had a negative effect on fertiliser sales but was offset by improved sales of other products and by higher prices.

The operational outlook for the year is for a continuation of challenging conditions in the UK offset in part by improved performance in Tarmac International. The impact of exchange rates will become more significant if the recent appreciation in the dollar continues.

Gold

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**154**	156
EBITDA	**415**	319
Net operating assets	**7,105**	6,971
Capital expenditure	**311**	234
Share of Group operating profit (%)	**5%**	7%
Share of Group net operating assets (%)	**19%**	19%

Operating profit compared with the corresponding period was 1% lower at $154 million, with total cash costs increasing from $254 to $281 per ounce, owing to inflationary cost increases and stronger operating currencies. These effects were partially offset by an 8% increase in the realised dollar gold price, and higher grades.

Gold production increased by 21% to 3 million ounces, following the inclusion of Ashanti's production for the full period compared to two months in the prior half year. The East and West Africa and Australia mines also posted increased production, particularly at Morila and Sunrise Dam.

Management continues to focus on the turnaround of the Ashanti Goldfields assets. AngloGold Ashanti has eight approved organic growth projects in the pipeline, including the Cuiabá expansion project in Brazil which was approved during the period. These projects will contribute nearly 15 million ounces at a weighted average cash cost of $184 per ounce. In addition there are several other projects awaiting approval. Organic growth and brownfields exploration represent the foundation of the company's strategic aim to replace ounces and grow the reserve and resource base.

In January, AngloGold Ashanti announced a significant restructuring of its hedge book, which saw its net hedge position reduce by some 2.2 million ounces to 10.49 million ounces, being 31% of five years' production. It is the company's intention to continue to actively manage its hedge book.

AngloGold Ashanti continues to focus on reducing costs and is targeting savings of $112 million of which $61 million has been achieved to date. Continuing cost pressures, particularly in oil price impacts and mining contractor costs, as well as continued local currency strength, have had the effect of negating some of the gains made on the cost management side.

The strong investor interest in gold during the latter half of 2004 abated in the first quarter of 2005, though there has been a return in buying interest in the second quarter. The price rally of the past three years appears underpinned by strong fundamentals, with the average spot price for the half-year at $427 per ounce.

AngloGold Ashanti recently announced that it had received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. The rights apply to AngloGold Ashanti's operating assets in South Africa.

Consolidated income statement
for the six months ended 30 June 2005

US$ million	Note	Before special items 6 months ended 30.06.05	Special items (note 5) 6 months ended 30.06.05	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Group revenue	4	**14,510**	**-**	**14,510**	**12,346**	**26,268**
Total operating costs		**(12,102)**	**(55)**	**(12,157)**	**(10,588)**	**(22,602)**
Operating profit from subsidiaries and joint ventures		**2,408**	**(55)**	**2,353**	**1,758**	**3,666**
Net (loss)/profit on disposals	5	**-**	**(1)**	**(1)**	1,005	1,015
Net income from associates	4	**339**	**68**	**407**	330	550
Total profit from operations and associates		**2,747**	**12**	**2,759**	**3,093**	**5,231**
Investment income		**320**	**-**	**320**	195	563
Investment expense		**(422)**	**-**	**(422)**	(356)	(930)
Net finance costs		**(102)**	**-**	**(102)**	**(161)**	**(367)**
Profit before tax		**2,645**	**12**	**2,657**	**2,932**	**4,864**
Income tax expense	6	**(554)**	**28**	**(526)**	(516)	(923)
Profit for the financial period		**2,091**	**40**	**2,131**	**2,416**	**3,941**
Attributable to:						
Minority interests		**307**	**(14)**	**293**	190	440
Equity shareholders of the Company	7	**1,784**	**54**	**1,838**	**2,226**	**3,501**
Earnings per share (US$)						
Basic	8			**1.27**	1.56	2.44
Diluted	8			**1.23**	1.50	2.35
Dividends						
Proposed dividend per share (US cents)				**28.0**	19.0	70.0
Proposed dividend (US$ millions)				**404**	273	1,007
Dividends paid during the period per share (US cents)				**51.0**	39.0	58.0
Dividends paid during the period (US$ millions)				**734**	554	827

The impact of acquired and discontinued operations on the results for the period is not material.

Headline earnings and headline earnings per share are set out in note 8.

Consolidated balance sheet
as at 30 June 2005

US$ million	Note	As at 30.06.05	As at 30.06.04	As at 31.12.04
Intangible fixed assets		**2,588**	2,501	2,644
Tangible fixed assets		**29,604**	30,227	33,172
Biological assets		**331**	374	374
Environmental rehabilitation trusts		**217**	182	237
Investments in associates		**3,269**	3,386	3,486
Financial asset investments		**851**	1,197	1,084
Deferred tax assets		**226**	97	128
Other financial assets (derivatives)		**266**	-	-
Other non current assets		**62**	-	66
Total non current assets		**37,414**	**37,964**	**41,191**
Inventories		**3,180**	3,148	3,549
Trade and other receivables		**5,289**	5,041	5,534
Current tax assets		**96**	192	220
Other current financial assets (derivatives)		**527**	-	-
Current financial asset investments		**5**	75	2
Cash and cash equivalents	17	**2,788**	2,495	2,955
Total current assets		**11,885**	**10,951**	**12,260**
Assets classified as held for sale	11	**757**	**-**	**-**
Total assets		**50,056**	**48,915**	**53,451**
Short term borrowings		**(2,623)**	(3,266)	(3,383)
Trade and other payables		**(4,500)**	(4,732)	(5,368)
Current tax liabilities		**(790)**	(679)	(831)
Other current financial liabilities (derivatives)		**(547)**	-	-
Total current liabilities		**(8,460)**	**(8,677)**	**(9,582)**
Medium and long term borrowings		**(7,250)**	(8,258)	(7,817)
Retirement benefit obligations		**(1,016)**	(1,081)	(1,201)
Other financial liabilities (derivatives)		**(406)**	-	-
Deferred tax liabilities		**(5,022)**	(5,279)	(5,810)
Provisions		**(1,370)**	(1,155)	(1,328)
Total non current liabilities		**(15,064)**	**(15,773)**	**(16,156)**
Liabilities directly associated with assets classified as held for sale	11	**(283)**	**-**	**-**
Total liabilities		**(23,807)**	**(24,450)**	**(25,738)**
Net assets		**26,249**	**24,465**	**27,713**
Equity				
Called-up share capital	9, 22	**747**	746	747
Share premium account	22	**1,634**	1,609	1,633
Other reserves	22	**1,100**	1,297	3,074
Retained earnings	22	**18,586**	16,673	17,671
Equity attributable to equity holders of the Company		**22,067**	**20,325**	**23,125**
Minority interests	22	**4,182**	4,140	4,588
Total equity		**26,249**	**24,465**	**27,713**

The interim financial information was approved by the board of directors on 3 August 2005.

Consolidated cash flow statement
for the six months ended 30 June 2005

US$ million	Note	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Cash inflows from operations	15	**3,074**	**2,242**	**5,291**
Dividends from associates		**300**	136	368
Dividends from financial asset investments		**4**	15	28
Income tax paid		**(447)**	(258)	(500)
Net cash inflows from operating activities		**2,931**	**2,135**	**5,187**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		**(111)**	(953)	(1,135)
Investment in associates		**(26)**	(1)	-
Purchases of tangible fixed assets	14	**(1,433)**	(1,428)	(3,166)
Purchases of biological assets	14	**(26)**	(28)	(67)
Purchases of financial asset investments		**(163)**	(3)	(108)
Loans granted to related parties		**-**	-	6
Disposal of subsidiaries, net of cash disposed	11	**67**	16	274
Sale of interests in joint ventures		**-**	37	37
Sale of interests in associates		**-**	1,180	1,424
Repayment of loans and capital from associates		**208**	220	299
Proceeds from disposal of tangible fixed assets		**37**	56	151
Proceeds from sale of financial asset investments		**226**	82	263
Loan repayments from related parties		**-**	16	-
Utilised in hedge restructure		**(69)**	-	-
Other adjustments		**10**	5	(4)
Net cash used in investing activities		**(1,280)**	**(801)**	**(2,026)**
Cash flows from financing activities				
Movement on current financial asset investments		**(5)**	(50)	23
Issue of shares by subsidiaries		**21**	146	146
Sale of treasury shares to employees		**82**	-	46
Interest received and other investment income		**102**	143	195
Interest paid		**(319)**	(314)	(601)
Dividends paid to minority interests		**(165)**	(100)	(178)
Issue of convertible debt		**-**	990	990
Repayment of short term borrowings		**(510)**	(1,539)	(1,830)
(Repayment)/receipt of medium and long term borrowings		**(33)**	174	(598)
Movement in minority loans		**-**	7	(2)
Other financing activity		**(45)**	(32)	(48)
Dividends paid to Company shareholders		**(727)**	(547)	(818)
Net cash used in financing activities		**(1,599)**	**(1,122)**	**(2,675)**
Net increase in cash and cash equivalents		**52**	**212**	**486**
Cash and cash equivalents at start of period[1]		**2,781**	2,186	2,186
Cash movements in period		**52**	212	486
Effects of changes in exchange rate		**(157)**	19	109
Cash and cash equivalents at end of period[1]	17	**2,676**	**2,417**	**2,781**

[1] Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 17.

Consolidated statement of recognised income and expense for the six months ended 30 June 2005

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Loss on revaluation of available-for-sale investments	**(20)**	-	-
Loss on cash flow hedges	**(87)**	-	-
Exchange differences on translation of foreign operations	**(2,557)**	548	2,617
Actuarial loss on defined benefit schemes	**(48)**	(11)	(26)
Other movements	**-**	(8)	(32)
Tax on items taken directly to equity	**53**	3	6
Net (expense)/income recognised directly in equity	**(2,659)**	532	2,565
Transfers			
Transferred to profit or loss on sale of available-for-sale investments	**(32)**	-	-
Transferred to profit or loss on cash flow hedges	**(6)**	-	-
Transferred to the initial carrying amount of hedged items on cash flow hedges	**(4)**	-	-
Transferred exchange differences on disposal of foreign operations	**-**	(5)	(30)
Tax on items transferred from equity	**1**	-	-
Profit for the period	**2,131**	2,416	3,941
Total recognised income and expense	**(569)**	2,943	6,476
Adoption of IAS 32 and IAS 39[1]	(127)	-	-
Total recognised income and expense for the period	**(696)**	**2,943**	**6,476**
Attributable to:			
Equity shareholders of the Company	**(451)**	2,691	5,721
Minority interests	**(245)**	252	755
	(696)	2,943	6,476

[1] Details of the accounting policy change are set out in note 24.

Notes to financial information

1. General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ('GAAP'), has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards ('IFRS'). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 7, 8 and 16 to this report.

2. Accounting policies

The interim financial report including all comparatives, has been prepared using the accounting policies consistent with IFRSs, including International Accounting Standard ('IAS') 34 *Interim financial reporting* and International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). These standards and interpretations are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. The Group has adopted early the proposed amendment to IAS 19 *Employee Benefits* which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

These statements are covered by IFRS 1 *First-time adoption of International Financial Reporting Standards*, because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005.

Except as set out in note 3 below, the same accounting policies and methods of computation are followed in the interim report as published by the Company in its news release on 9 May 2005 entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release, including full disclosure of these accounting policies, is available on the Company's website on www.angloamerican.co.uk. The policies have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments, and to discontinued operations and disposal groups, which have been applied prospectively as detailed in note 3, below.

3. Changes in accounting policies

Financial instruments

The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the periods ended 30 June 2004 and 31 December 2004 excludes any adjustments required from adoption of these two standards. Pro forma 2004 consolidated financial information including the impact of IAS 32 and IAS 39 is provided in the appendix to this press release.

As set out in note 24, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and 39 prospectively from 1 January 2005.

Discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Non current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell.

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as 'held for sale' as at 30 June 2005. The impact on the consolidated income statement for the period ended 30 June 2005 is a $36 million net charge.

4. Segmental information

Primary reporting format – by business segment

US$ million	Revenue[1] 6 months ended 30.06.05	Revenue[1] 6 months ended 30.06.04[5]	Revenue[1] Year ended 31.12.04	Operating profit before special items[2][3] 6 months ended 30.06.05	Operating profit before special items[2][3] 6 months ended 30.06.04	Operating profit before special items[2][3] Year ended 31.12.04	Net operating assets[4] 6 months ended 30.06.05	Net operating assets[4] 6 months ended 30.06.04	Net operating assets[4] Year ended 31.12.04
Subsidiaries and joint ventures									
Platinum[6]	**1,738**	1,446	3,065	**405**	308	527	**6,612**	6,618	7,607
Gold	**1,325**	1,051	2,396	**153**	156	296	**7,105**	6,971	7,459
Coal	**1,191**	828	1,914	**243**	115	321	**2,350**	2,105	2,546
Base Metals	**1,629**	1,548	3,232	**721**	576	1,280	**4,928**	5,473	5,180
Industrial Minerals	**2,021**	1,831	3,833	**191**	179	416	**4,622**	4,535	4,864
Ferrous Metals and Industries	**3,175**	2,380	5,137	**667**	266	591	**4,355**	5,017	5,592
Paper and Packaging	**3,431**	3,262	6,691	**226**	322	575	**6,636**	6,166	6,879
Exploration	**-**	-	-	**(67)**	(56)	(120)	**-**	-	-
Corporate Activities	**-**	-	-	**(131)**	(108)	(245)	**13**	34	14
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
Platinum	**29**	29	55	**5**	6	9			
Gold	**8**	7	13	**1**	-	-			
Diamonds	**1,628**	1,647	3,177	**297**	340	573			
Coal	**288**	212	468	**131**	86	176			
Base Metals	**-**	44	88	**-**	(8)	(4)			
Industrial Minerals	**14**	12	25	**2**	2	5			
Ferrous Metals and Industries	**519**	803	1,526	**124**	128	296			
Paper and Packaging	**149**	109	228	**7**	6	(6)			
Corporate Activities	**-**	90	90	**-**	7	7			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2005 was $36 million (June 2004: $40 million, December 2004: $81 million) and relates principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit from associates is stated before operating special items set out in note 5. It is reconciled to 'Net income from associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit from associates before special items	**567**	567	1,056
Special items	**-**	-	(117)
Operating profit from associates after special items	**567**	567	939
Net profit on disposals	**68**	2	10
Net finance costs	**(40)**	(66)	(100)
Income tax expense	**(185)**	(164)	(280)
Underlying minority interest	**(3)**	(9)	(19)
Net income from associates	**407**	330	550

[3] Operating profit including associates is stated before operating special items set out on in note 5. It is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit including associates before special items	**2,975**	2,325	4,697
Special items:			
Subsidiaries and joint ventures	(55)	-	25
Industrial Minerals	(16)	-	(9)
Gold	(38)	-	(1)
Base Metals	-	-	(120)
Ferrous Metals and Industries	(1)	-	155
Associates			
Base Metals	-	-	(117)
Operating profit including associates after special items	**2,920**	2,325	4,605
Net (loss)/profit on disposals			
Subsidiaries and joint ventures	(1)	1,005	1,015
Associates	68	2	10
Associates' net finance costs	(40)	(66)	(100)
Associates' income tax expense	(185)	(164)	(280)
Associates' underlying minority interests	(3)	(9)	(19)
Total profit from operations and associates	**2,759**	3,093	5,231

[4] Net operating assets at 30 June 2005 consist of tangible ($29,604 million) and intangible assets ($2,588 million), biological assets ($331 million), inventories ($3,180 million) and operating debtors ($4,218 million) less non-interest bearing current liabilities ($3,300 million).

[5] Base Metals' turnover for the period to 30 June 2005 and for the year to 31 December 2004 is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, total Base Metals' turnover for the period to 30 June 2004 would be $1,501 million. There is no impact on operating profit for either 2005 or 2004.

[6] See note 20.

Secondary reporting format – by geographical segment (by origin)

	Revenue			Operating profit before special items[1]			Net operating assets		
US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
South Africa	**5,849**	4,920	10,279	**1,156**	640	1,217	**15,187**	16,039	18,258
Rest of Africa	**553**	259	804	**15**	29	44	**4,218**	4,065	4,184
Europe	**5,085**	4,645	9,449	**370**	395	783	**9,271**	9,002	9,756
North America	**342**	437	1,018	**14**	21	21	**465**	853	603
South America	**1,742**	1,430	3,176	**755**	609	1,418	**4,688**	4,460	4,564
Australia and Asia	**939**	655	1,542	**98**	64	158	**2,792**	2,500	2,776
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
South Africa	**768**	838	1,565	**139**	130	170			
Rest of Africa	**1,065**	1,042	1,972	**192**	215	356			
Europe	**359**	461	969	**60**	91	166			
North America	**-**	288	461	**-**	29	32			
South America	**263**	202	447	**107**	72	249			
Australia and Asia	**180**	122	256	**69**	30	83			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Operating profit including associates is stated before special items as set out in note 5. Operating profit including associates after special items for the period ended 30 June 2005 is $1,263 million for South Africa, $414 million for Europe and $160 million for Australia and Asia. There were no special items affecting operating profit in the period to 30 June 2004. Operating profit including associates after special items for the year ended 31 December 2004 was $1,168 million for South Africa, $940 million for Europe, $209 million for North America, and $1,647 million for South America.

5. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals. Special items that relate to changes in the portfolio of business are included below operating profit on the income statement. These items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Special items: operating			
Closure of Ergo	**(31)**	-	-
Impairment of Loch Aline	**(12)**	-	-
Reversal of impairment of Terra Industries Inc	**-**	-	154
Impairment of Black Mountain Mineral Development	**-**	-	(100)
Write down of assets at Mantos Blancos SA	**-**	-	(20)
Other impairments	**(12)**	-	(9)
Total special items: operating	**(55)**	-	25
Taxation	**17**	-	6
Minority interests	**12**	-	(1)
	(26)	-	30
Profits and (losses) on disposals			
Anticipated disposal of Hope Downs	**(50)**	-	-
Sale of Acerinox	**25**	-	-
Disposal of Wendt	**21**	-	-
Part disposal of Mondi Packaging South Africa	**(18)**	-	-
Sale of Columbus	**14**	-	-
Disposal of interest in Gold Fields Ltd	**-**	464	464
Gains on deemed disposal of AngloGold	**-**	415	415
Gains on disposal of Pandora	**-**	15	15
Part disposal of Western Areas	**7**	-	45
Disposal of remaining interest in FirstRand Limited	**-**	32	32
Disposal of interest in Nkomati	**-**	28	28
Disposal of interest in Avgold	**-**	25	25
Disposal of Terra Industries Inc	**-**	-	13
Loss on disposal of Hudson Bay Mining and Smelting Co. Ltd.	**-**	-	(10)
Other items	**-**	26	(12)
Net (loss)/profit on disposals	**(1)**	1,005	1,015
Taxation	**11**	(32)	(44)
Minority interests	**2**	3	(1)
	12	976	970
Associates' special items			
Net profit on disposals			
Disposal of Samancor Chrome	**52**	-	-
Other	**16**	2	10
Operating impairment charge – Palabora Mining Company Limited	**-**	-	(117)
Total associates' special items	**68**	2	(107)
Taxation	**-**	-	36
Minority interests	**-**	-	-
	68	2	(71)
Total special items (net of tax and minority interests)	**54**	978	929

6. Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
United Kingdom corporation tax at 30%	**55**	55	61
South Africa taxation	**224**	97	253
Other overseas taxation	**323**	132	347
Total current tax	**602**	**284**	**661**
Deferred taxation	**(48)**	200	260
Total deferred tax	**(48)**	**200**	**260**
Total tax on special items	**(28)**	**32**	**2**
Total tax charge	**526**	**516**	**923**

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, including associates' tax, will remain above the statutory rate of 30%.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the period ended 30 June 2005 is $185 million (June 2004: $164 million; December 2004: $280 million).

7. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit for the financial period and its headline earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to headline earnings is given in note 8. Group operating profit is reconciled to 'Profit for the financial period' as set out in the table below:

	6 months ended 30.06.05					
US$ million	**Operating profit before special items**[(1)]	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**410**	**410**	-	-	(151)	**259**
Gold	**154**	**116**	38	-	(81)	**73**
Diamonds	**297**	**297**	-	-	(27)	**270**
Coal	**374**	**374**	-	-	(111)	**263**
Base Metals	**721**	**721**	-	-	(196)	**525**
Industrial Minerals	**193**	**177**	16	-	(53)	**140**
Ferrous Metals and Industries	**791**	**790**	1	-	(378)	**413**
Paper and Packaging	**233**	**233**	-	-	(101)	**132**
Exploration	**(67)**	**(67)**	-	-	17	**(50)**
Corporate Activities	**(131)**	**(131)**	-	-	(110)	**(241)**
Total/Headline earnings	**2,975**	**2,920**	55	-	(1,191)	**1,784**
Headline earnings adjustments (note 8)			(55)	67	42	**54**
Profit for the financial period[(2)]						**1,838**

[(1)] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 4.
[(2)] Profit for the financial period is the amount attributable to equity shareholders.

6 months ended 30.06.04						
US$ million	**Operating profit before special items**	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**314**	**314**	-	-	(177)	**137**
Gold	**156**	**156**	-	-	(89)	**67**
Diamonds	**340**	**340**	-	-	(171)	**169**
Coal	**201**	**201**	-	-	(53)	**148**
Base Metals	**568**	**568**	-	-	(134)	**434**
Industrial Minerals	**181**	**181**	-	-	(61)	**120**
Ferrous Metals and Industries	**394**	**394**	-	-	(186)	**208**
Paper and Packaging	**328**	**328**	-	-	(105)	**223**
Exploration	**(56)**	**(56)**	-	-	14	**(42)**
Corporate Activities	**(101)**	**(101)**	-	-	(115)	**(216)**
Total/Headline earnings	**2,325**	**2,325**	-	-	(1,077)	**1,248**
Headline earnings adjustments (note 8)			-	1,007	(29)	**978**
Profit for the financial period						**2,226**

Year ended 31.12.04						
US$ million	**Operating profit before special items**	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**536**	**536**	-	-	(296)	**240**
Gold	**296**	**295**	1	-	(157)	**139**
Diamonds	**573**	**573**	-	-	(305)	**268**
Coal	**497**	**497**	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	(270)	**(508)**
Total/Headline earnings	**4,697**	**4,605**	92	-	(2,125)	**2,572**
Headline earnings adjustments (note 8)			(92)	1,025	(4)	**929**
Profit for the financial year						**3,501**

8. Earnings per share

	6 months ended 30.06.05	**6 months ended 30.06.04**	**Year ended 31.12.04**
Profit for the financial period attributable to equity shareholders:			
Basic earnings per share (US$)	**1.27**	1.56	2.44
Diluted earnings per share (US$)	**1.23**	1.50	2.35
Headline earnings for the financial period[1]:			
Basic earnings per share (US$)	**1.24**	0.87	1.79
Diluted earnings per share (US$)	**1.19**	0.84	1.73

[1] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Earnings			
Basic earnings being profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501
Effect of dilutive potential ordinary shares:			
Interest on convertible loan notes (net of tax)	**15**	15	29
Diluted earnings	**1,853**	2,241	3,530
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,442**	1,429	1,434
Effect of dilutive potential ordinary shares[2]:			
Share options	**19**	19	18
Convertible loan notes	**48**	48	48
Diluted number of ordinary shares outstanding[1]	**1,509**	1,496	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.
[2] Dilutive earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The calculation of basic and diluted earnings per share based on headline earnings uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501	**1.27**	1.56	2.44
Special items: operating	**55**	-	(25)	**0.04**	-	(0.02)
Net loss/(profit) on disposals	**1**	(1,005)	(1,015)	**-**	(0.71)	(0.71)
Special items: associates	**(68)**	(2)	107	**(0.04)**	-	0.08
Related tax	**(28)**	32	2	**(0.02)**	0.02	-
Related minority interest	**(14)**	(3)	2	**(0.01)**	-	-
Headline earnings for the financial period	1,784	1,248	2,572	1.24	0.87	1.79

9. Called-up share capital

	6 months ended 30.06.05		6 months ended 30.06.04		Year ended 31.12.04	
	Number of shares	US$ million	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**1,493,849,673**	**747**	1,491,985,521	746	1,493,839,387	747

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2005, 10,286 (June 2004: 6,946; December 2004: 15,110) ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees. No ordinary shares were allotted on exercise of employee share option plans (June 2004: 2,182,665; December 2004: 4,028,867).

10. Acquisition of subsidiaries

No significant acquisitions were made during the 6 months to 30 June 2005 and there were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

Other acquisitions in the year ended 31 December 2004 included additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This was the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration was paid in the year ended 31 December 2004. The remaining $86 million additional consideration was paid during the six months ended 30 June 2005.

11. Disposal of subsidiaries and businesses

US$ million	6 months ended 30.06.05
Net assets disposed:	
Intangible fixed assets	1
Tangible fixed assets	34
Financial asset investments	12
Investments in associates	2
Deferred tax assets	1
Inventories	25
Trade and other receivables	33
Current financial asset investments	-
Cash and cash equivalents	7
Short term borrowings	-
Other current liabilities	(58)
Medium and long term borrowings	(1)
Provisions	(8)
Minority interests	(3)
Profit on disposal	29
Disposal proceeds	74
Total proceeds	
Net cash and cash equivalents disposed	(7)
Deferred consideration or allotted shares	-
Net cash inflow from disposal of subsidiaries during the year	**67**

Subsidiaries and businesses disposed of during the period contributed $1 million to total profit for the financial period.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2005. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Boart	Hope Downs	Other	Total
Intangible fixed assets	32	-	-	32
Tangible fixed assets	123	170	14	307
Financial asset investments	18	-	-	18
Deferred tax assets	22	-	-	22
Total non current assets	**195**	**170**	**14**	**379**
Inventories	121	-	-	121
Trade and other receivables	219	-	-	219
Cash and cash equivalents	38	-	-	38
Total current assets	**378**	**-**	**-**	**378**
Total assets	**573**	**170**	**14**	**757**
Short term borrowings	(7)	-	-	(7)
Trade and other payables	(139)	-	-	(139)
Total current liabilities	**(146)**	**-**	**-**	**(146)**
Medium and long term borrowings	(5)	-	-	(5)
Retirement benefit obligations	(72)	-	-	(72)
Deferred tax liabilities	-	(49)	-	(49)
Provisions	(11)	-	-	(11)
Total non current liabilities	**(88)**	**(49)**	**-**	**(137)**
Total liabilities	**(234)**	**(49)**	**-**	**(283)**
Net assets	**339**	**121**	**14**	**474**

The net carrying amount of assets and associated liabilities reclassified as held for sale were written down by $36 million (after tax) in the current period to their fair value less costs to sell. The above assets and liabilities are held principally within Ferrous Metals and Industries.

12. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2004.

There were no significant contingent assets in the Group at either 31 December 2004 or at 30 June 2005.

At 31 December 2004, contingent liabilities comprised aggregate amounts of $272 million in respect of loans and performance guarantees given to banks and other third parties.

At 31 December 2004, AngloGold North America had $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group where an outcome cannot be foreseen and as such any loss cannot be reliably measured. Provision is made for all liabilities that are expected to materialise.

13. Exploration expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**9**	11	13
Gold	**22**	19	43
Coal	**4**	3	9
Base Metals	**20**	18	41
Ferrous Metals and Industries	**12**	5	14
	67	56	120

14. Capital expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Platinum	**243**	292	633
Gold	**311**	234	585
Coal	**126**	64	218
Base Metals	**100**	176	367
Industrial Minerals	**120**	130	304
Paper and Packaging	**392**	383	758
Ferrous Metals and Industries	**133**	144	284
Other	**8**	5	17
Purchase of tangible fixed assets	**1,433**	1,428	3,166
Purchase of biological assets	**26**	28	67
	1,459	1,456	3,233

15. Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit before tax	**2,657**	2,932	4,864
Depreciation and amortisation	**1,199**	963	2,107
Share option expense	**40**	32	50
Special items of subsidiaries and joint ventures	**56**	(1,005)	(1,040)
Net finance costs	**102**	161	367
Fair value gains	**(43)**	-	-
Net income from associates	**(407)**	(330)	(550)
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

16. EBITDA by business segment

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**610**	465	853
Gold	**415**	319	694
Diamonds	**337**	375	655
Coal	**476**	286	687
Base Metals	**875**	720	1,625
Industrial Minerals	**317**	288	638
Ferrous Metals and Industries	**961**	563	1,231
Paper and Packaging	**449**	523	978
Exploration	**(67)**	(56)	(120)
Corporate Activities	**(124)**	(83)	(210)
EBITDA	**4,249**	3,400	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Total profit from operations and associates	**2,759**	3,093	5,231
Special items (including associates)	**55**	-	92
Net profit on disposals (including associates)	**(67)**	(1,007)	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**1,199**	963	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**303**	351	626
EBITDA	**4,249**	3,400	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
EBITDA	**4,249**	3,400	7,031
Share of operating profit of associates, before special items	**(567)**	(567)	(1,056)
Underlying depreciation and amortisation in associates	**(75)**	(112)	(227)
Share option expense	**40**	32	50
Fair value gains	**(43)**	-	-
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

17. Cash and cash equivalents

US$ million	As at 30.06.05	As at 30.06.04	As at 31.12.04
Cash and cash equivalents per balance sheet			
Continuing operations	**2,788**	2,495	2,955
Disposal groups	**38**	-	-
Bank overdrafts			
Continuing operations	**(143)**	(78)	(174)
Disposal groups	**(7)**	-	-
Net cash and cash equivalents per cash flow statement	**2,676**	2,417	2,781

18. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year[1] Carrying value	Hedge[2]	Current financial asset investments	Total net debt
Opening balance at 1 January 2005	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	-	(144)	-	-	(207)
Adjusted opening balance sheet at 1 January 2005	2,781	(3,272)	-	(7,961)	-	2	(8,450)
Cash flow	52	510	-	33	-	5	600
Disposal of business (note 11)	-	-	-	1	-	-	1
Accretion of convertible debt	-	-	-	(23)	-	-	(23)
Reclassifications	-	(59)	-	59	-	-	-
Movement in fair value	-	-	-	(25)	24	-	(1)
Exchange movements	(157)	341	-	661	-	(2)	843
Closing balance at 30 June 2005	**2,676**	**(2,480)**	**-**	**(7,255)**	**24**	**5**	**(7,030)**

The Group's net debt position as at 30 June 2005, disclosed above, includes the following balances that have been reclassified as 'held for sale' at period end and are included within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale':

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year Carrying value	Hedge[2]	Current financial asset investments	Total net funds
Disposal groups	31	-	-	(5)	-	-	26

[1] Debt due after 1 year includes convertible debt of $1,954 million and excludes overdrafts (see note 17).
[2] Derivatives of net debt items that have been designated as hedges and are effective are included within this table to give a true reflection of the Group's net debt position at period end. These derivatives are classified within 'Other current financial assets (derivatives)', 'Other financial assets (derivatives)', 'Other current financial liabilities (derivatives)' and 'Other financial liabilities (derivatives)' in the balance sheet.

19. Events occurring after end of the period

Effective 29 July 2005, the Boart Longyear Group has been sold to Advent International plc for an enterprise value of $545 million. For the purpose of reporting as at 30 June 2005 Boart Longyear was treated as a disposal group.

A cash settlement of A$231 million ($176 million) was received by Kumba on 1 July 2005 on sale of its 49% interest in the Hope Downs project. The disposal follows the exercise of an option to purchase this interest by Kumba's local partner in the project.

Since the end of the period, AngloGold Ashanti has received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

20. Changes in estimates

Anglo Platinum – Metal inventories

During the period, Anglo Platinum changed its estimate of the quantities of valuation of inventory based on the outcome of a physical count of in-process metal inventory. Anglo Platinum runs a theoretical metal inventory system based on inputs, the results of previous physical counts and outputs. Due to the nature of in-process inventories being contained in weirs, pipes and other vessels, physical counts only take place periodically.

This change in estimate has had the effect of increasing the value of inventory disclosed in the financial statements by $54 million to $524 million. This results in the recognition of an after-tax gain of $38 million.

21. Related party transactions

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Société Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest was ceded during 2004 by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American only accounts for its direct 45% interest in DBI. Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares as interest income.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with associates and others in which the Group has a material interest. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Dividends received from associates during the period totalled $300 million (June 2004: $136 million; December 2004: $368 million), as disclosed in the consolidated cash flow statement on page 18.

22. Consolidated interim statement of changes in shareholders' equity

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	2,210	-	481	-	252	2,943
Dividends paid	-	(554)	-	-	-	-	(554)
Shares issued	333	-	-	-	-	-	333
Share based payments	-	5	19	-	-	3	27
Subsidiary shares issued	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	(425)	(425)
Dividends paid to minority interests	-	-	-	-	-	(100)	(100)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 30 June 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Balance at 1 July 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Total recognised income and expense	-	1,264	-	1,766	-	503	3,533
Dividends paid	-	(273)	-	-	-	-	(273)
Shares issued	25	-	-	-	-	-	25
Share based payments	-	7	11	-	-	-	18
Minority interest acquired	-	-	-	-	-	23	23
Dividends paid to minority interests	-	-	-	-	-	(78)	(78)
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39[2]	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	1,798	-	(2,147)	(97)	(123)	(569)
Dividends paid	-	(734)	-	-	-	-	(734)
Shares issued	1	-	-	-	-	-	1
Share based payments	-	-	35	-	-	3	38
Disposal of business	-	-	-	-	-	(3)	(3)
Minority interest acquired	-	-	-	-	-	3	3
Dividends paid to minority interests	-	-	-	-	-	(165)	(165)
Exercise of employee share options	-	82	-	-	-	-	82
Other movements	-	-	9	-	-	1	10
Balance at 30 June 2005	**2,381**	**18,586**	**99**	**100**	**901**	**4,182**	**26,249**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Details of the accounting policy change is set out in note 24 to the press release.

23. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRSs), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period to 30 June 2004 and the year to 31 December 2004; and
- proforma IAS 32 and IAS 39 information for the period to 30 June 2004 and the year to 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatement. A summary of the detailed information presented in the news release is provided below:

Reconciliation of equity

US$ million	As at 01.01.04	As at 30.06.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,782)	(1,899)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Total equity and reserves presented under IFRS	**21,196**	**24,465**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	6 months ended 30.06.04	Year ended 31.12.04
Attributable profit under UK GAAP	**1,709**	**2,913**
Reclassification of unrealised gains	424	427
Deferred tax on fair value adjustments	2	41
Defined benefit pension schemes	8	-
Recycling of currency translation adjustments	-	30
Treatment of De Beers' preference shares	(5)	(69)
Reversal of goodwill amortisation	104	205
Fair value of biological assets	(4)	(21)
Share based payments	(14)	(21)
Net impact of other IFRS adjustments	2	(4)
Attributable profit under IFRS	**2,226**	**3,501**

[1] Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of £126 million ($227 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportional consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as 'current asset investments' as 'cash equivalents' in accordance with IAS 7.

24. Adoption of IAS 32 and IAS 39

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	Restated IFRS 01.01.05
Intangible fixed assets		2,644	-	2,644
Tangible fixed assets	1	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Financial asset investments		1,084	58	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	2	-	675	675
Other non current assets		66	-	66
Total non current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	2	-	670	670
Current financial asset investments		2	-	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings		(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	2	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	3	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	2	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	4	-	50	50
Convertible debt reserve	5	-	128	128
Available for sale reserve		-	48	48
Other		3,074	-	3,074
Retained earnings	4	17,671	(231)	17,440
Equity attributable to equity holders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

The IFRS news release issued on 9 May 2005 sets out the detailed accounting policies for the Group's financial instruments and a reconciliation by adjustment type on adoption of IAS 32 and IAS 39.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives;
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

A summary of the more significant adjustments is set out below:

1. The reduction in tangible fixed assets was largely due to an impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount.

2. All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within 'Other financial assets (derivatives)' or 'Other financial liabilities (derivatives).' They are classified as current or non current depending on the maturity of the derivative.

3. The increase in 'medium and long term borrowings' is largely due to a $277 million increase following the separate presentation of derivatives within 'Other financial assets (derivatives)' and 'Other financial liabilities (derivatives)'. This is partially offset by a $133 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

4. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the 'cash flow hedge reserve' at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

5. The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

   The conversion option within the convertible bond issued by AngloGold Ashanti however is classified as a liability within 'Other financial liabilities (derivatives).' This accounting treatment follows recent IFRIC guidance.

The pro forma information presented in the IFRS news release assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with IAS 34, and the requirements of International Financial Reporting Standard 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2005

Production Statistics

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,291,400**	1,182,700	2,498,200
Palladium	**731,700**	634,900	1,331,800
Rhodium	**175,700**	109,300	258,600
Nickel (tonnes)	**11,200**	11,300	22,700
AngloGold Ashanti (gold in troy ounces)[2][3]			
South Africa	**1,330,000**	1,529,000	3,079,000
Argentina	**108,000**	82,000	211,000
Australia	**261,000**	184,000	410,000
Brazil	**167,000**	163,000	334,000
Ghana	**342,000**	123,000	485,000
Guinea	**123,000**	17,000	83,000
Mali	**261,000**	211,000	475,000
Namibia	**37,000**	31,000	67,000
Tanzania	**357,000**	233,000	570,000
USA	**152,000**	148,000	329,000
Zimbabwe	**-**	4,000	9,000
	3,138,000	2,725,000	6,052,000
Gold Fields (gold in troy ounces)[4]			
Gold	**-**	207,000	207,000
Anglo Coal (tonnes)			
South Africa:			
Eskom	**16,585,200**	15,995,300	33,668,300
Trade - Thermal	**9,170,800**	9,033,000	18,648,600
Trade - Metallurgical	**852,800**	912,300	2,143,700
	26,608,800	25,940,600	54,460,600
Australia:			
Thermal	**8,147,700**	8,694,000	17,378,800
Metallurgical	**4,591,000**	3,300,800	8,203,800
	12,738,700	11,994,800	25,582,600
South America:			
Thermal	**4,835,300**	4,891,700	9,589,600
	44,182,800	42,827,100	89,632,800
Anglo Coal (tonnes)			
South Africa:			
Bank	**1,415,600**	1,271,600	2,733,100
Greenside	**1,345,600**	1,378,300	2,754,800
Goedehoop	**3,029,100**	3,201,200	6,462,100
Kriel	**5,918,800**	5,360,400	11,059,500
Kleinkopje	**2,090,800**	2,226,000	4,691,600
Landau	**1,760,000**	1,573,500	3,474,100
New Denmark	**2,007,500**	2,279,100	4,975,800
New Vaal	**8,066,200**	8,355,800	17,312,000
Nooitgedacht	**382,400**	294,700	676,600
Mafube	**592,800**	-	321,000
	26,608,800	25,940,600	54,460,600
Australia:			
Callide	**4,851,500**	4,774,200	9,355,300
Drayton	**2,043,900**	2,035,900	4,278,800
Dartbrook	**501,000**	1,062,600	2,268,100
German Creek	**1,433,600**	1,690,400	4,047,600
Jellinbah East	**461,900**	420,900	925,200
Moranbah	**1,861,400**	153,400	1,125,900
Dawson Complex	**1,585,400**	1,857,400	3,581,700
	12,738,700	11,994,800	25,582,600
South America:			
Carbones del Guasare	**748,200**	866,400	1,677,600
Carbones del Cerrejon	**4,087,100**	4,025,300	7,912,000
	4,835,300	4,891,700	9,589,600

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Base Metals			
Copper (tonnes)[5]			
Collahuasi (44% basis)	**93,000**	84,300	211,700
Mantos Blancos	**71,300**	75,400	155,000
Minera Sur Andes	**150,000**	150,800	300,400
Black Mountain and Hudson Bay	**1,300**	43,200	79,500
Other	**-**	10,200	19,400
	315,600	363,900	766,000
Nickel (tonnes)			
Loma de Níquel	**8,300**	8,500	17,400
Codemin	**4,300**	3,100	6,500
Other	**-**	100	100
	12,600	11,700	24,000
Zinc (tonnes)			
Hudson Bay	**-**	52,700	107,000
Black Mountain	**16,200**	13,300	28,200
Skorpion	**56,300**	56,700	119,200
Lisheen	**81,300**	80,500	156,300
	153,800	203,200	410,700
Lead (tonnes)			
Black Mountain	**19,500**	16,800	37,500
Lisheen	**10,300**	9,500	17,200
	29,800	26,300	54,700
Mineral sands (tonnes)			
Slag tapped	**83,600**	81,800	169,300
Iron tapped	**53,200**	51,100	105,900
Zircon	**63,100**	58,700	119,100
Rutile	**14,700**	10,800	23,700
Niobium (tonnes)			
Catalão	**1,900**	1,700	3,500
Anglo Industrial Minerals (tonnes)			
Aggregates	**38,425,000**	33,225,000	70,448,300
Lime products	**751,800**	503,600	1,185,700
Concrete (m^3)	**4,204,000**	4,167,000	8,310,800
Sodium tripolyphosphate	**60,700**	55,900	115,700
Phosphates	**471,000**	563,200	1,169,300
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers (tonnes)	**1,336,298**	1,297,060	2,600,291
Corrugated board and boxes (m m^2)	**1,169**	1,028	2,103
Paper sacks	**1,667**	1,660	3,251
Coating and release liners (m m^2)	**868**	841	1,661
Pulp – external (tonnes)	**85,282**	74,266	153,045
Mondi Business Paper			
Uncoated wood free paper (tonnes)	**938,582**	928,634	1,881,851
Pulp – external (tonnes)	**66,989**	25,494	53,142
Wood chips (green metric tonnes)	**877,693**	1,149,200	2,125,858
Mondi Packaging South Africa			
Packaging papers (tonnes)	**182,384**	185,962	365,557
Corrugated case material (m m^2)	**154**	156	335
Newsprint and other			
Newsprint (attributable share) (tonnes)	**247,636**	294,759	550,986
Mining timber (tonnes)	**59,981**	74,100	154,727

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited(6)			
Iron ore production	**15,511,000**	15,284,000	30,112,000
Coal	**10,054,000**	9,496,000	19,444,000
Zinc	**53,000**	56,000	116,000
Heavy minerals	**345,000**	374,000	694,000
Highveld Steel			
Vanadium slag	**32,612**	32,516	67,587
Rolled products	**319,627**	325,123	674,013
Continuous cast blocks	**421,315**	456,971	922,477
Samancor			
Manganese ore (mtu m)	**46**	53	106
Manganese alloys	**164,400**	173,960	321,100
Scaw Metals			
Rolled products	**179,237**	216,517	458,000
Cast products	**63,018**	68,565	110,000
Grinding media	**223,533**	194,793	429,000
Tongaat-Hulett			
Sugar	**388,810**	392,510	756,000
Aluminium	**94,348**	79,600	162,000
Starch and glucose	**283,436**	277,670	576,000
Hippo Valley			
Sugar	**74,946**	60,398	200,000

(1) Includes Anglo Platinum's share of Northam Platinum Limited.
(2) See the published results of Anglo Platinum Limited or AngloGold Ashanti Limited for further analysis of production information.
(3) 2005 excludes Ergo production. Ergo production for the 6 months ended 30 June 2004 was 121,000 ounces and for the year ended 31 December 2004 was 222,000 ounces.
(4) Gold Fields was sold in March 2004.
(5) In respect of the 6 months ended 30 June 2005, production for Palabora is excluded.
(6) See the published results of Kumba Resources Limited for further analysis of production information.

The figures above and on the previous pages include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates with the exception that the production for AngloGold Ashanti is on an attributable basis for all of its operations.

Exchange rates and commodity prices

US dollar exchange rates	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Average spot prices for the period			
South African rand	**6.21**	6.67	6.44
Sterling	**0.53**	0.55	0.55
Euro	**0.78**	0.81	0.80
Australian dollar	**1.29**	1.35	1.36
Chilean peso	**580**	609	609
Period end spot prices			
South African rand	**6.68**	6.23	5.65
Sterling	**0.56**	0.55	0.52
Euro	**0.83**	0.82	0.74
Australian dollar	**1.31**	1.44	1.28
Chilean peso	**579**	636	556

Commodity prices Average market prices for the period	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Gold – US$/oz	**427**	401	409
Platinum – US$/oz	**867**	850	847
Palladium – US$/oz	**190**	248	231
Rhodium – US$/oz	**1,583**	696	991
Copper – US cents/lb	**151**	125	130
Nickel – US cents/lb	**720**	619	628
Zinc – US cents/lb	**59**	48	48
Lead – US cents/lb	**45**	38	40
European eucalyptus pulp price (CIF) – US$/tonne	**575**	525	520

Summary by business segment

US$ million	Revenue[1] 6 months ended 30.06.05	Revenue[1] 6 months ended 30.06.04	EBITDA[2] 6 months ended 30.06.05	EBITDA[2] 6 months ended 30.06.04	Operating profit/(loss)[3] 6 months ended 30.06.05	Operating profit/(loss)[3] 6 months ended 30.06.04	Headline earnings/(loss) 6 months ended 30.06.05	Headline earnings/(loss) 6 months ended 30.06.04
Platinum	**1,767**	1,475	**610**	465	**410**	314	**259**	137
Gold	**1,333**	1,058	**415**	319	**154**	156	**73**	67
Diamonds	**1,628**	1,647	**337**	375	**297**	340	**270**	169
Coal	**1,479**	1,040	**476**	286	**374**	201	**263**	148
South Africa	**681**	501	**231**	115	**205**	93	**142**	64
Australia	**536**	343	**109**	71	**48**	26	**36**	26
South America	**262**	196	**136**	100	**121**	82	**85**	58
Base Metals	**1,629**	1,592	**875**	720	**721**	568	**525**	434
Copper	**1,118**	969	**673**	530	**570**	435	**413**	351
Collahuasi	**319**	237	**209**	154	**174**	126	**133**	102
Minera Sur Andes	**559**	463	**355**	269	**306**	221	**216**	175
Mantos Blancos	**240**	225	**110**	110	**90**	96	**64**	80
Palabora and other	**-**	44	**(1)**	(3)	**-**	(8)	**-**	(6)
Nickel, Niobium, Mineral Sands	**324**	265	**164**	139	**141**	117	**103**	70
Catalão	**25**	22	**11**	11	**10**	10	**6**	9
Codemin	**65**	41	**36**	23	**33**	21	**34**	11
Loma de Níquel	**143**	136	**89**	87	**79**	77	**47**	43
Namakwa Sands	**91**	64	**28**	16	**19**	8	**16**	6
Nkomati and other	**-**	2	**-**	2	**-**	1	**-**	1
Zinc	**187**	358	**56**	66	**29**	31	**26**	27
Black Mountain	**33**	35	**6**	(1)	**6**	(3)	**4**	(2)
Hudson Bay	**-**	204	**-**	42	**-**	23	**-**	19
Lisheen	**68**	95	**23**	17	**17**	11	**21**	11
Skorpion	**86**	24	**27**	8	**6**	-	**1**	(1)
Other	**-**	-	**(18)**	(15)	**(19)**	(15)	**(17)**	(14)
Industrial Minerals	**2,035**	1,843	**317**	288	**193**	181	**140**	120
Tarmac	**1,921**	1,750	**299**	262	**183**	162	**136**	113
Copebrás	**114**	93	**18**	26	**10**	19	**4**	7
Ferrous Metals and Industries	**3,694**	3,183	**961**	563	**791**	394	**413**	208
Kumba	**846**	712	**324**	160	**246**	98	**105**	32
Highveld Steel	**668**	362	**282**	88	**261**	67	**130**	37
Scaw Metals	**488**	392	**68**	56	**58**	46	**41**	33
Samancor Group	**466**	375	**133**	105	**121**	89	**85**	67
Boart Longyear	**512**	408	**72**	42	**55**	30	**33**	17
Tongaat-Hulett	**658**	507	**86**	48	**56**	28	**21**	6
Terra	**-**	368	**-**	66	**-**	41	**-**	17
Other	**56**	59	**(4)**	(2)	**(6)**	(5)	**(2)**	(1)
Paper and Packaging	**3,580**	3,371	**449**	523	**233**	328	**132**	223
Mondi Packaging	**1,969**	1,788	**250**	282	**132**	170	**81**	111
Mondi Business Paper	**1,063**	980	**164**	188	**89**	119	**54**	87
Other	**548**	603	**35**	53	**12**	39	**(3)**	25
Exploration	**-**	-	**(67)**	(56)	**(67)**	(56)	**(50)**	(42)
Corporate	**-**	90	**(124)**	(83)	**(131)**	(101)	**(241)**	(216)
Gold Fields[4]	**-**	90	**-**	19	**-**	7	**-**	6
Other	**-**	-	**(124)**	(102)	**(131)**	(108)	**(241)**	(222)
	17,145	15,299	**4,249**	3,400	**2,975**	2,325	**1,784**	1,248

[1] Revenue includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment and refining charges (TC/RCs) in 2004.
[2] *EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.*
[3] Operating profit includes operating profit from subsidiaries and joint ventures and share of operating profit (before tax and interest) of associates. See note 4 to the press release.
[4] Gold Fields was sold in March 2004.

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the six months ended 30 June 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS headline earnings (published)	143
Exploration (excluding joint ventures)	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (published)	344
Exploration	9
Other adjustments	(4)
	349
Minority interest	(88)
Depreciation on assets revalued on acquisition (net of tax)	(26)
Impact of change in South African corporate tax rate on assets revalued on acquisition	24
Contribution to Anglo American plc headline earnings	**259**

DB Investments SA	**2005 US$ million**
Reconciliation of headline earnings	
DBI headline earnings (100%)	336
Adjustments[1]	5
DBI headline earnings – AA plc basis (100%)	341
AA plc's 45% ordinary share interest	153
Income from preference shares	26
Exchange gains related to preference shares	91
Contribution to Anglo American plc headline earnings	**270**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (published)	155
Adjustments	(11)
Depreciation on assets revalued on acquisition (net of tax)	(7)
Impact of change in South African corporate tax rate on assets revalued on acquisition	10
Exploration	12
	159
Minority interest	(54)
Contribution to Anglo American plc headline earnings	**105**

Highveld Steel and Vanadium Corporation Limited	2005 US$ million
IFRS headline earnings (published)	167
Adjustments	(2)
	165
Minority interest	(35)
Contribution to Anglo American plc headline earnings	**130**

The Tongaat-Hulett Group Limited	2005 US$ million
IFRS headline earnings (published)	33
Minority interest	(15)
	18
Add AA plc's share of Hulett Aluminium	3
Contribution to Anglo American plc headline earnings	**21**

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2005 will be payable as follows:

Amount (United States currency)	28 cents per ordinary share (notes 1 and 2)
Currency conversion date	Monday 1 August 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 12 August 2005
Ex-dividend on the JSE from the commencement of trading on	Monday 15 August 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 17 August 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 19 August 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 30 August 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 1 September 2005
Dividend warrants posted	Monday 19 September 2005
Payment date of dividend	Tuesday 20 September 2005

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 19 August 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 15.8508 pence per ordinary share based on an exchange rate of US$1 = £0.5661. The equivalent of the dividend in euros will be 22.9124 euro cents per ordinary share based on an exchange rate of US$1 = €0.8183.

2. Shareholders on the South African branch register will be paid in South African Rand at R1.8346 per ordinary share based on an exchange rate of US$1 = R6.5522.

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 15 August 2005 to Friday 19 August 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 4 October 2005.

6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board
N Jordan
Secretary
3 August 2005

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Pro forma IAS 32 and IAS 39 financial information

Pro forma IFRS consolidated income statements including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 and balance sheet for the period ended 30 June 2004 have been provided below. The full adoption of both these standards was not mandatory until January 2005. The restated opening balance sheet as at 1 January 2005 is presented in note 24 to this report.

The basis of presentation of these pro forma results is that IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005. In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC.

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Special items	-	(1)	(1)
Operating profit from subsidiaries and joint ventures	**1,758**	**(80)**	**1,678**
Net profit on disposals	1,005	(18)	987
Net income from associates	330	14	344
Total profit from operations and associates	**3,093**	**(84)**	**3,009**
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to:			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**

for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Special items	25	(66)	(41)
Operating profit from subsidiaries and joint ventures	**3,666**	**(194)**	**3,472**
Net profit on disposals	1,015	(23)	992
Net income from associates	550	1	551
Total profit from operations and associates	**5,231**	**(216)**	**5,015**
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial period	**3,941**	**(194)**	**3,747**
Attributable to:			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**

(1) Excludes the impact of IAS 32 and IAS 39.

Appendix

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Inventories	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other current financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	(3,266)	1	(3,265)
Trade and other payables	(4,732)	(6)	(4,738)
Current tax liabilities	(679)	-	(679)
Other financial liabilities (derivatives)	-	(482)	(482)
Total current liabilities	**(8,677)**	**(487)**	**(9,164)**
Medium and long term borrowings	(8,258)	115	(8,143)
Retirement benefit obligations	(1,081)	-	(1,081)
Other current financial liabilities (derivatives)	-	(465)	(465)
Deferred tax liabilities	(5,279)	23	(5,256)
Provisions	(1,155)	87	(1,068)
Total non current liabilities	**(15,773)**	**(240)**	**(16,013)**
Total liabilities	**(24,450)**	**(727)**	**(25,177)**
Net assets	**24,465**	**(15)**	**24,450**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,297	176	1,473
Retained earnings	16,673	(78)	16,595
Equity attributable to equity holders of the Company	**20,325**	**98**	**20,423**
Minority interests	4,140	(113)	4,027
Total equity	**24,465**	**(15)**	**24,450**

[1] Excludes the impact of IAS 32 and IAS 39.

ANGLO AMERICAN

News Release

4 August 2005

Anglo American reports record interim headline earnings for 2005, up 43%

- Record interim results – headline earnings up 43% to $1.8 billion
- Interim dividend rebased to 28 US cents per share, up 47%
- Record performances from Base and Ferrous Metals; higher contributions from Platinum and Coal, reflecting stronger prices and volumes
- Cost savings and efficiency improvements exceed target at $303 million, up 22%
- Ongoing asset optimisation: disposals with an enterprise value of $1.2 billion completed
- Strong cash generation: EBITDA up 25% at $4.2 billion
- 5 major new projects approved totalling $1.2 billion; $5.1 billion expansion programme on track
- AngloGold Ashanti achieves SA mining rights conversion

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2005	6 months ended 30.06.05 IFRS	6 months ended 30.06.04 IFRS	% change
US$ million, except per share amounts			
Group revenue including associates[1]	**17,145**	15,299	12.1%
Operating profit including associates before special items[2]	**2,975**	2,325	28.0%
Profit for the financial period attributable to equity shareholders[3]	**1,838**	2,226	(17.4)%
Headline earnings for the period[4]	**1,784**	1,248	42.9%
Net operating assets	**36,621**	36,919	(0.8)%
EBITDA[5]	**4,249**	3,400	25.0%
Net cash inflows from operating activities	**2,931**	2,135	37.3%
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.27**	1.56	(18.6)%
Headline earnings for the financial period	**1.24**	0.87	42.5%

[1] Includes the Group's share of associates' turnover of $2,635 million (June 2004: $2,953 million). See note 4 to the financial information.
[2] Includes share of associates' operating profit (before share of associates' tax and finance charges). See note 4 to the financial information.
[3] The decrease in profit attributable to equity shareholders to $1,838 million is due to a reduction in net profit on disposals compared with the prior period.
[4] See note 8 to the financial information for basis of calculation of headline earnings.
[5] EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

First half results - *overview*
Headline earnings increased to $1.24 per share, up 43% over the first half of 2004 – a record interim level. Operating profit[1] for the half year was $2,975 million, with strong contributions from Base Metals and Ferrous Metals. Kumba and Highveld Steel in particular benefited from higher prices and improved volumes. There were also significant increases in contributions from Coal and Platinum. Industrial Minerals recorded higher earnings reflecting a full contribution in the first half from the new Buxton cement plant. Diamonds and Gold were once again affected by the ongoing firmness of the South African currency: the contribution from Diamonds, before exchange gains on preference shares, was lower than for the prior period, while AngloGold Ashanti's results were in line with the first half of 2004. Paper and Packaging recorded lower earnings in tough market conditions.

The significant growth in operating profit in the first half reflects the ongoing favourable trading environment for many of the Group's commodities, as well as the progress made over the past few years in improving the operating efficiency of Anglo American's assets, growing the asset base and leveraging procurement spend. Prices for platinum, gold, diamonds, coal, and base and ferrous metals remained healthy on the back of robust growth in China and the US, coupled with limited growth in productive capacity. The Group's strong cash generation provides it with the flexibility to continue with its significant organic growth profile as well as to pursue its disciplined acquisition process in creating a balanced portfolio of high quality natural resource assets.

Over the past three years, Anglo American's focus on improving the operating efficiency of its assets and the management of the procurement and supply chain has delivered cost savings in excess of $1.2 billion, across all of its business units. In the first half, further cost savings and efficiency improvements of $303 million were attained, an increase of 22% over the prior period.

These cost savings helped contain the cumulative effect of the significant increases in energy, steel and other consumable prices, treatment and refining charges and labour costs at many of the Group's mining operations. Anglo American will maintain its cost savings and efficiency programmes in the second half.

Cash generation (EBITDA) also benefited from the strong operational results, reaching $4.2 billion, up 25% from last year's interim level.

Interim dividend
In line with the Group's progressive dividend policy and reflecting the strong first half increase in earnings, the interim dividend has been rebased to 28 US cents per share from 19 US cents per share, an increase of 47%. The level of the total dividend will, as always, be considered on the basis of the full year's results.

Growing the asset base
Since its primary listing in London in mid-1999, Anglo American has spent $15 billion on acquisitions and its growth profile is one of the strongest in the industry, with $5.1 billion of approved projects and $8 billion of unapproved projects across a range of commodities. In the first half, good progress was made on the project pipeline, with some projects moving to full production, in addition to a number of new projects being approved.

Kumba, 66% owned, continued to pursue a number of growth opportunities in iron ore. In March, a major expansion project at the Sishen iron ore mine in South Africa's Northern Cape province was announced. The $365 million Sishen Expansion Project will increase Sishen's production from the current 28 million tonnes per annum to 38 million tonnes per annum by 2009. Construction work has commenced with production ramp-up planned for mid 2007.

An investment decision on the Sishen South project, with an initial production capacity of 3 million tonnes per annum and the potential to increase to 9 million tonnes per annum, is expected in the third quarter of 2005. Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12 million tonnes per annum, is also progressing well.

(1) including operating profit of associates and before special items

De Beers approved the development of the Snap Lake project in Canada at a cost of $513 million. Snap Lake, located in the Northwest Territories, will be De Beers' first mine outside of Africa and the first fully underground diamond mine in Canada and will begin production in 2007. The $791 million Victor project in Canada has also been approved, subject to regulatory approvals.

The $67 million Codemin 2 nickel project in Brazil, which was commissioned on time and on budget towards the end of 2004, reached design capacity in May this year and will take Codemin's total annual production to 10,000 tonnes of nickel. In June, the $454 million Skorpion zinc project reached design capacity and the $21 million expansion of the Chagres smelter will be completed in the fourth quarter of 2005. The feasibility study on the Barro Alto nickel project in Brazil will be completed by early 2006 and scoping studies for significant brownfield expansions at Los Bronces and Collahuasi are in progress.

In July 2005, the $65 million Isibonelo coal mine in South Africa entered production on track and on budget. When it reaches full production in 2006, the mine will supply 5 million tonnes of thermal coal to Sasol Synfuels. In Colombia, the approved expansion at Cerrejón from 22 to 28 million tonnes per annum by 2007 is also on track and a further expansion to 32 million tonnes per annum has recently been approved. The Grasstree project in Australia is progressing well, with weekly development exceeding plan and installation of the longwall on target for 2006. The $650 million Dawson project has commenced and orders for some of the critical lead-time equipment have been placed.

China is already a significant market for many of the Group's commodities and the Group continues to actively look for further investment opportunities within the country. On 1 June, Anglo American committed to invest $150 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world. Anglo American looks forward to a mutually beneficial strategic alliance with the company.

In South Africa, the Richards Bay pulp mill modernisation and expansion project has been commissioned and ramp-up is ahead of budget. It is anticipated that full production of an additional 145,000 tonnes of pulp per annum will be achieved during 2006. The $174 million PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005 and will bring additional capacity of 160,000 tonnes per annum.

Anglo Platinum, which continues to expand production in line with robust current and future demand for platinum group metals, recently announced the $35 million Marikana venture with Aquarius Platinum to jointly mine contiguous properties in the Rustenburg area. The existing $138 million Kroondal venture, also with Aquarius Platinum, commenced production from its new 250,000 tonnes per month concentrator ahead of schedule. The $200 million 50:50 Mototolo joint venture with Xstrata plc, announced this week, will access adjacent farms on the eastern limb of the Bushveld complex and produce 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate with first production in 2006. Anglo Platinum is also proceeding with a $179 million project at its Lebowa mine to replace declining reserves.

In addition to the future potential of Obuasi Deeps in Ghana and the Boddington joint venture expansion project in Australia, AngloGold Ashanti has a $1.3 billion total capital expenditure programme currently focused on existing operations in South Africa and Brazil. These projects, including the new Moab mine in South Africa, will come online within the next three years and yield a total production of around 15 million ounces of gold over the life of these operations.

Disposals

As part of the ongoing strategy of optimising the Company's asset base, a number of disposals have been made during the past six months. The biggest of these was Boart Longyear, a manufacturer of mining equipment, which was agreed in June at an enterprise value of $545 million. Together with the sale of Wendt (part of Boart Longyear) that was announced on 31 March, the total enterprise value achieved amounted to $635 million. The sale was completed in July.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, at an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to purchase Kumba's 49% interest in the project for $176 million.

SA mining rights

The achievement by AngloGold Ashanti of the conversion of its mineral rights in South Africa in respect of the Minerals and Petroleum Development Act ("the Act") is a significant milestone in terms of South African Black Economic Empowerment. It recognises the substantial empowerment transactions put in place by AngloGold Ashanti, as well as the educational, community and social programmes in place in the company. The intention is to introduce an Employee Share Ownership Scheme that will extend ownership in AngloGold Ashanti to its employees.

The granting of the new order mining rights represents real progress in terms of the South African government's desire to achieve certainty in terms of implementing the Act. Anglo American is greatly encouraged by this positive outcome which reflects the open and constructive dialogue between the Group's mining businesses and the SA Department of Minerals and Energy.

Outlook

The outlook for most of the Group's commodities remains sound. Dollar prices for many metals and minerals have continued at high levels on the back of strong Chinese growth which has offset weaker OECD demand in the first half. If Chinese demand continues at current levels and prospects for OECD growth improve in the second six months, the Group's earnings should remain strong for the remainder of the year.

Anglo American continues to generate substantial cash flows which it is investing in its $5.1 billion approved project pipeline. The growth projects span all of the Group's business sectors and will generate attractive returns. Further projects, growth opportunities and asset optimisations are being evaluated.

For further information, please contact:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Webcast: a live webcast of the interim results presentation starting at 10.00am UK time on 4th August can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures: high resolution images can be downloaded by the media at www.vismedia.com

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; special items are defined in note 5 and headline earnings are calculated as set out in note 8 to the financial information. EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

Financial review of Group results

Headline earnings per share for the half year increased to $1.24 per share, up 43% over the first six months of 2004. Headline earnings totalled $1,784 million, with strong contributions from Base Metals and Ferrous Metals as well as a significant increase in contributions from Coal and Platinum. Industrial Minerals also increased its contribution over the previous period, while AngloGold Ashanti's results were in line with the prior corresponding period. The contribution from Diamonds before exchange gains and losses on preference shares declined. Paper and Packaging recorded lower earnings owing to tough market conditions.

The Group performance was further enhanced by a lower effective tax rate, as set out on the following page, and a $59 million reduction in net finance charges resulting principally from a $91 million exchange gain on the De Beers preference shares.

Headline earnings **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Profit for the financial period attributable to equity holders	1,838	2,226
Operating special items	55	–
Net loss/(profit) on disposals	1	(1,005)
Associates net profit on disposals	(68)	(2)
Tax on special items	(28)	32
Related minority interests	(14)	(3)
Headline earnings	**1,784**	**1,248**
Headline earnings per share ($)	**1.24**	**0.87**

Profit for the period after special items decreased by 17% to $1,838 million compared with $2,226 million in the first half of 2004. This decrease was due to a reduction in net profit on disposals which, including associates, was $940 million higher in the first half of 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold.

Summary income statement **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Operating profit before special items	2,408	1,758
Special items	(55)	–
Group operating profit before associates	2,353	1,758
Net (loss)/profit on disposals	(1)	1,005
Net income from associates [(1)]	407	330
Profit before finance costs	2,759	3,093
Net finance costs	(102)	(161)
Profit before tax	2,657	2,932
Tax	(526)	(516)
Profit after tax	2,131	2,416
Minority interests	(293)	(190)
Profit for the financial period attributable to equity holders	1,838	2,226
Earnings per share ($)	1.27	1.56
Group operating profit including associates before special items [(1)]	2,975	2,325

(1) Operating profit from associates	567	567
Net profit on disposals	68	2
Net finance costs	(40)	(66)
Income tax expense	(185)	(164)
Underlying minority interest	(3)	(9)
Net income from associates	407	330

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the comparative period, with an average exchange rate of R6.21 compared with R6.67 in the first half of 2004. Currency movements positively impacted headline earnings by $44 million, with the favourable exchange gain on the De Beers preference shares more then offsetting the impact on operating results of the strengthening of the rand. There was also a positive impact of increased prices amounting to $887 million.

Special items

Operating special charges in respect of impairment and mine closure amounted to $55 million including a $31 million loss on the closure of Ergo in AngloGold Ashanti.

Net profit on sale of operations, including associates, amounted to $67 million. These included $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox and $21 million profit on sale of Wendt. This was partially offset by a $50 million loss on the anticipated disposal of Hope Downs.

Special items including associates were significantly higher in the first half of 2004 at $1,007 million with the sale of the Group's interest in Gold Fields for a profit of $464 million, a gain of $415 million on the deemed disposal of AngloGold and gains on disposal of the Group's interests in First Rand Limited, Nkomati and Avgold.

Net finance costs

Net finance costs decreased from $161 million in the first half of 2004 to $102 million. The decrease reflects the favourable exchange gain of $91 million on the De Beers preference shares.

Taxation

$ million	**Before special items 30 June 2005**	**Associates' tax 30 June 2005**	**Including Associates 30 June 2005**	Before special items 30 June 2004	Associates' tax 30 June 2004	Including Associates 30 June 2004
Profit before tax	**2,645**	**185**	**2,830**	1,925	164	2,089
Tax	**(554)**	**(185)**	**(739)**	(484)	(164)	(648)
Profit for financial period	**2,091**	**-**	**2,091**	1,441	-	1,441
Effective tax rate including associates			**26.1%**			31.0%

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including share of associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, as adjusted above for associates' tax, will remain above the statutory rate of 30%.

Balance sheet

Total shareholders' equity was $22,067 million compared with $23,125 million as at 31 December 2004. The decrease was primarily due to exchange movements.

Net debt was $7,030 million, a decrease of $1,420 million from 31 December 2004, restated for the adoption of IAS 32 and IAS 39. The reduction was principally due to exchange movements of $843 million as well as cash inflow of $600 million. Net debt at 30 June 2005 comprised $9,711 million of debt (net of

hedge of $24 million), offset by $2,681 million of cash, cash equivalents and current financial asset investments. Net debt to total capital as at 30 June 2005 was 21.1%, compared with 22.9% at 31 December 2004.

Adoption of IAS 32 and IAS 39 prospectively from 1 January 2005 gave rise to a net reduction in total shareholders' equity of $5 million. Additional detail of the adjustments is provided in note 24 to the financial information. The net impact largely represents the recognition and fair value of derivatives, including embedded derivatives; the fair value of investments that were previously cost accounted; and the separation of the equity conversion option within convertible debt instruments. Pro forma 2004 information, adjusted for these two standards is provided in the appendix.

Cash flow

Net cash inflows from operating activities was $2,931 million compared with $2,135 million in the first half of 2004. EBITDA was $4,249 million, up significantly from $3,400 million in the first half of 2004. Depreciation increased by $236 million to $1,199 million.

Acquisition expenditure accounted for an outflow of $300 million compared with $957 million in the first half of 2004. This included $150 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $293 million, with proceeds on the sale of Acerinox and Columbus of $194 million and Wendt of $62 million. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $208 million.

Purchases of tangible fixed assets amounted to $1,433 million, a similar level to the first half of 2004.

Dividends

An interim dividend of 28 US cents per share to be paid on 20 September 2005 has been declared.

OPERATIONS REVIEW

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items unless otherwise stated.

Ferrous Metals and Industries

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**791**	394
Kumba	**246**	98
Highveld Steel	**261**	67
Scaw Metals	**58**	46
Samancor Group	**121**	89
Tongaat-Hulett	**56**	28
Boart Longyear	**55**	30
Terra	**-**	41
Other	**(6)**	(5)
EBITDA	**961**	563
Net operating assets	**4,355**	5,017
Capital expenditure	**133**	144
Share of Group operating profit (%)	**27%**	17%
Share of Group net operating assets (%)	**12%**	14%

Operating profit reached a record $791 million compared with $394 million in the corresponding period. This was attributable to sharply higher prices for vanadium and iron ore, improved volumes and increased cost savings.

Significant progress has been made in reorganising the business as a supplier of raw materials to the global carbon steel industry with the disposal of several assets at an aggregate attributable enterprise value of $1 billion. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005. The sales of Boart Longyear's subsidiary, Wendt, and the Boart Longyear Group were announced in March and June, respectively, at a combined enterprise value of $635 million. In June, Anglo American announced the sale of Zimbabwe Alloys at an enterprise value of $10 million.

Kumba's operating profit increased by 151% to $246 million (2004: $98 million) on the back of stronger commodity prices and higher sales volumes, together with solid operational performances and increased cost savings. From the second quarter, Kumba benefited from the annual dollar denominated benchmark iron ore price increase of 71.5% in Japan. On 1 July, Kumba received $176 million after its local partner in Australia exercised its option to acquire Kumba's interest in the Hope Downs iron ore project. The funds will be returned to Kumba's shareholders.

Highveld Steel had a record first half, with an operating profit of $261 million (2004: $67 million). This was largely a result of significantly higher vanadium prices and volumes, together with increased South African steel sales.

Scaw Metals achieved an operating profit of $58 million (2004: $46 million). Higher raw material prices, particularly steel scrap, increased pressure on margins, while South African steel volumes were impacted adversely by market uncertainty around pricing.

The attributable share of Samancor's operating profit amounted to $121 million (2004: $89 million). The manganese and chrome operations benefited from higher ore and alloy prices.

Tongaat-Hulett's operating profit increased from $28 million to $56 million owing to improved volumes and prices, reduced costs and a more favourable aluminium sales mix.

Offtake in the seaborne iron ore market remains strong, given Chinese crude steel production. Vanadium and manganese prices for the rest of the year are expected to be below those achieved in the first six months. South African steel demand could recover in the fourth quarter, although prices may come under further downward pressure, in keeping with international trends.

Base Metals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**721**	568
Copper	**570**	435
Nickel, Niobium, Mineral Sands	**141**	117
Zinc	**29**	31
Other	**(19)**	(15)
EBITDA	**875**	720
Net operating assets	**4,928**	5,473
Capital expenditure	**100**	176
Share of Group operating profit (%)	**24%**	24%
Share of Group net operating assets (%)	**13%**	15%

Operating profit increased significantly by 27% to $721 million on the back of higher copper, nickel and zinc prices.

Copper production was impacted adversely by an estimated 20,000 (attributable) tonne shortfall at Collahuasi arising from an outage of the main ore conveyor system, a change in mine sequencing and a failure of a major mill motor (in respect of which an insurance claim has been submitted). A recovery plan has been implemented and mill throughput of above design capacity is being achieved, but at marginally lower grades than budgeted.

Nickel production increased to 12,600 tonnes, following ramping up of the $67 million Codemin 2 project, which was commissioned towards the end of 2004 within budget and on time.

Namakwa Sands saw record production of zircon and rutile.

Skorpion's zinc output was unchanged at 56,300 tonnes. A tankhouse fire in February impacted production but it has since recovered well and 100% of design capacity was achieved in June. Black Mountain increased output of zinc and lead as it began to benefit from the higher grade Deeps orebody.

While cost savings and margin improvement targets continue to be achieved, the operations experienced significant upward pressure in uncontrollable costs arising from dollar weakness and increases in treatment and refining charges, freight, steel, power, acid, fuel and other costs.

Current growth initiatives include the Barro Alto feasibility study for a 30,000-35,000 tonnes per annum ferronickel operation in Brazil, as well as de-bottlenecking projects at both Namakwa Sands and Catalão and scoping studies for increases in production at Collahuasi and Los Bronces. The Chagres Smelter expansion and the Collahuasi molybdenum projects remain within budget and on time for commissioning in the fourth quarter.

Continued investor fund interest dominated base metal prices, which reached new highs during the first quarter, thereafter easing, before surging again in June. Conflicting signals continue to be seen, with weak first half demand in the OECD contrasting with stronger than anticipated Chinese consumption. Inventories remain at very low levels, although supply growth, particularly in the case of copper, has continued to pick up.

Platinum

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**410**	314
EBITDA	**610**	465
Net operating assets	**6,612**	6,618
Capital expenditure	**243**	292
Share of Group operating profit (%)	**14%**	14%
Share of Group net operating assets (%)	**18%**	18%

Anglo Platinum's operating profit rose by 31% to $410 million. Factors leading to this increase included higher dollar prices realised on metals sold, increased production and sales volumes, and a one-off benefit arising from a gain in the quantity of pipeline stocks. The adverse effect of the stronger average rand on the translation of costs was largely offset by gains on foreign exchange as the rand weakened during the first half of 2005.

Refined platinum production for the first half of 2005 rose by 9.5% to 1,268,500 ounces. The increase was due mainly to a shortening of the process pipeline and improved recoveries. Equivalent refined production from the mines managed by Anglo Platinum and its joint venture partners decreased by 18,100 ounces. This was primarily as a result of difficult geological and ground conditions at Amandelbult, Rustenburg and Union that were partly offset by new production from the expansion of the Kroondal Platinum Mine venture with Aquarius Platinum.

The current operational constraints at Amandelbult, Rustenburg and Union, together with the 2004 wage settlement of 8%, led to a 13.3% increase in rand unit costs compared with the first half of 2004. The added effect of the stronger average rand/dollar exchange rate for the period resulted in a cash operating cost per equivalent refined ounce of platinum of $873. Cost initiatives, including supply chain savings, yielded savings of $12 million in comparison with the 2004 cost base.

Anglo Platinum remains confident of the robustness of current and future demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis, with particular emphasis on forecast rand revenue streams, to ensure that returns are maintained and shareholder value is enhanced. The recent weakening of the rand against the US dollar, combined with strong prevailing metal prices, results in higher projected returns from the projects being evaluated. If this improvement appears sustainable, the development of certain projects may be accelerated.

Increased production volumes in the second half of 2005 are expected to result in refined platinum production of 2.6 million ounces for the full year. Demand for platinum continues to be strong and remains supportive of firm platinum prices. The most significant variable affecting operating profit in the second half of 2005 will be the rand/dollar exchange rate.

Coal

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**374**	201
South Africa	**205**	93
Australia	**48**	26
South America	**121**	82
EBITDA	**476**	286
Net operating assets	**2,350**	2,105
Capital expenditure	**126**	64
Share of Group operating profit (%)	**13%**	9%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal's operating profit was $374 million, 86% higher than for the first half of 2004, mainly as a result of improved export prices.

Export thermal coal prices, although well above historic average levels, have come off the peaks reached in 2004 and are currently at around US$50 per tonne. In Europe, prices are being supported by a strong energy sector, high gas and power prices and lower freight rates. Consequently, despite the increased cost of carbon credits, coal fired generation is enabling European utilities to realise healthy margins, which in turn underpin thermal coal price levels. In Asia, demand remains similarly firm, although Chinese stocks have been increasing. Coking coal markets remain firm, despite steel prices beginning to come under pressure in some regions. In South Africa and Australia, constraints associated with the rail and port infrastructure remain a concern.

Operating profit for South African sourced coal increased by 120% to $205 million. This reflects a 52% increase in export prices and a 1% increase in sales volume underpinned by a 3% improvement in production to 26.6 million tonnes. This production increase included 0.6 million tonnes from the new Mafube mine.

In Australia, operating profit was $48 million, which included a $28 million insurance claim relating to last year's incident at the Moranbah North coking coal mine (the 2004 first half insurance claim amounted to $33 million). Production increased to 12.7 million tonnes, including 1.9 million from Moranbah North which did not produce in the first half of 2004. The operating results were impacted by geological difficulties which restricted production at the Dartbrook thermal coal mine as well as the impact of carry over tonnage at Moranbah North. Total sales from the Australia region were 7% higher and export coal prices rose on average by 53%. Second half performance in Australia should be materially better than the first half with increased production levels and higher realised coking coal prices as new contracts become effective.

In Colombia, attributable sales tonnes increased by 4% to 4.3 million tonnes. This, together with continued tight cost control, resulted in attributable operating profit rising from $79 million in 2004 to $109 million. At the Carbones del Guasare operation in Venezuela, attributable sales tonnes increased by 1% to 0.8 million tonnes.

The new Isibonelo colliery project, which provides coal to Sasol in South Africa entered production in July, and satisfactory progress was made at the major Grasstree and Dawson projects in Australia. At Cerrejón in Colombia, the expansion to a total mine production of 28 million tonnes per annum is on track and is expected to be completed on time, and below budget, by 2007. A further expansion to 32 million tonnes has recently been approved. The initial drilling programme at Xiwan in China was completed successfully and further drilling and a pre-feasibility study will be concluded later this year.

Performance in the second half is expected to be positively impacted by the high prices for coking coal in Australia and completion of the carry-over contracts at Moranbah North.

Diamonds

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Share of associate's operating profit	**297**	340
EBITDA	**337**	375
Group's share of De Beers' net assets [(1)]	**2,114**	2,052
Share of Group operating profit (%)	**10%**	15%

[(1)] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

Attributable operating profit from De Beers of $297 million represented a 13% reduction against $340 million for the corresponding period last year. The decrease was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations.

Total production from De Beers and its partners grew by 23% to 23.7 million carats. As a result of the increased output, stocks have risen by about $400 million compared with the levels as at 30 June 2004.

Despite mixed economic data, it is estimated that demand for diamond jewellery in the United States was up by 6% on the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be 5% higher than for the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year owing to the level and quality of diamond marketing activity, as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, rose by 8% to total $3.2 billion. The DTC raised its rough diamond prices on two occasions.

De Beers recently announced the approval of two projects in Canada, the $513 million Snap Lake project and the $791 million Victor project (which is subject to regulatory approvals). Further expansion projects are under evaluation. During the reporting period, agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and the Russian diamond producer Alrosa in relation to the Alrosa Trade Agreement and allowed a 30-day period for public comment. The Commission is now considering any third party comments received.

The Group's share of De Beers' headline earnings was $153 million (30 June 2004: $183 million). Headline earnings for Diamonds totalled $270 million (30 June 2004: $169 million) and included preference share income of $26 million (30 June 2004: $35 million) and exchange gains related to the preference shares of $91 million (30 June 2004: $49 million loss). On 30 June 2005, De Beers redeemed a further 25% of the total 10% preference shares originally in issue, with Anglo American receiving $175 million.

The market for rough diamonds remains firm and it is expected that, unlike in previous years, sales in the second half of 2005 will at least match those of the first six months and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

Paper and Packaging

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**233**	328
Packaging	**132**	170
Business Paper	**89**	119
Other	**12**	39
EBITDA	**449**	523
Net operating assets	**6,636**	6,166
Capital expenditure	**392**	383
Share of Group operating profit (%)	**8%**	14%
Share of Group net operating assets (%)	**18%**	17%

Operating profit declined by 29% from $328 million to $233 million. While margin pressure continued across most key markets, Mondi delivered a further $96 million in cost savings and profit improvements.

The rebranding and reorganisation of the existing businesses under the Mondi name announced in November 2004 has gone extremely well. This has served to reduce overhead structures and costs and improve the company's visibility and attractiveness to customers.

Mondi Packaging's operating profit was $38 million lower at $132 million. The marginal impact of acquisitions in early 2004 and significant cost-saving and profit improvement initiatives have been offset by one-off restructuring costs and weak trading conditions, the latter owing mainly to a combination of lacklustre manufacturing growth in the core European markets and the strong euro eroding competitiveness internationally. There have, however, been some positive signs with improved order intake in the sack paper sector in recent months.

Mondi Business Paper's operating profit was down by 25% at $89 million. Sales volumes increased by 3%, mainly owing to additional output from the successful Ruzomberok PM18 rebuild, while cost saving and profit improvement initiatives yielded benefits of $43 million. During the first six months pricing remained under pressure owing to a strong euro attracting dollar denominated imports. Capacity utilisation is gradually improving which, together with the stronger dollar, is increasing the likelihood of price increases.

The Richards Bay RB720 project has been commissioned and ramp-up is ahead of budget, with full production expected during 2006. The PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005.

With effect from 1 January 2005, Mondi sold a 42% interest in its South African packaging business to Shanduka Resources in an empowerment transaction that values the entire business at $370 million.

The recent strengthening of the dollar may support a firming in euro based paper prices. Efforts will intensify to ensure the continued delivery of cost reductions and productivity gains.

Industrial Minerals

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**193**	181
Tarmac	**183**	162
Copebrás	**10**	19
EBITDA	**317**	288
Net operating assets	**4,622**	4,535
Capital expenditure	**120**	130
Share of Group operating profit (%)	**6%**	8%
Share of Group net operating assets (%)	**13%**	12%

Industrial Minerals' operating profit of $193 million was $12 million higher than in the first half of 2004. Tarmac's operating profit was 13% higher, largely reflecting the additional contribution from the new Buxton cement plant which began operating in March 2004. Profits in Copebrás were $9 million down on 2004 owing to the combined effects of the Brazilian currency's appreciation relative to the dollar and reduced seasonal demand in Brazil, partially mitigated by improved prices.

In the UK, demand was comparable with 2004 and volumes were slightly above last year, though market conditions remain challenging. In general, margins were favoured by price increases in January 2005 although higher hydrocarbon costs lessened the benefit. Performance in the concrete products business was marginally better than in 2004, reflecting the benefits of restructuring; however, the impact was undermined by lower demand in the housing market, which particularly affected block sales. The cement plant at Buxton performed well, in line with expectations.

Tarmac has conducted a fundamental organisational review to facilitate improvements in customer service and efficiency, with Industrial Minerals achieving cost savings of $25 million in the year to date. The new organisation brings the benefit of greater alignment with a changing customer base, while better positioning Finance, HR, Procurement and other functions to lead continuous improvement in the UK and international operations. Supplementing the business development resources already established in the UK, Tarmac has recently created a new business development function, based in Frankfurt, to further strengthen its ability to grow its international business.

Tarmac's operating profit from its international businesses fell by 3%, largely attributable to weaker demand in Germany and Poland. Profit in Tarmac France improved 12% following small bolt-on acquisitions made in the past year. The business in Spain reported profits in line with last year on the back of stronger demand for concrete, offset by the increased cost of raw materials. Tarmac's operations in the Middle East continue to benefit from strong local demand. Progress continues in Tarmac China and a new quarry in the Shanghai region, which was adversely affected by delays in securing local land access rights, is now expected to commence operations in the second half of the year.

In Brazil, demand for fertiliser weakened following the drop in world soya prices and the consequent reduction in the number of farmers planting the crop. This had a negative effect on fertiliser sales but was offset by improved sales of other products and by higher prices.

The operational outlook for the year is for a continuation of challenging conditions in the UK offset in part by improved performance in Tarmac International. The impact of exchange rates will become more significant if the recent appreciation in the dollar continues.

Gold

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit	**154**	156
EBITDA	**415**	319
Net operating assets	**7,105**	6,971
Capital expenditure	**311**	234
Share of Group operating profit (%)	**5%**	7%
Share of Group net operating assets (%)	**19%**	19%

Operating profit compared with the corresponding period was 1% lower at $154 million, with total cash costs increasing from $254 to $281 per ounce, owing to inflationary cost increases and stronger operating currencies. These effects were partially offset by an 8% increase in the realised dollar gold price, and higher grades.

Gold production increased by 21% to 3 million ounces, following the inclusion of Ashanti's production for the full period compared to two months in the prior half year. The East and West Africa and Australia mines also posted increased production, particularly at Morila and Sunrise Dam.

Management continues to focus on the turnaround of the Ashanti Goldfields assets. AngloGold Ashanti has eight approved organic growth projects in the pipeline, including the Cuiabá expansion project in Brazil which was approved during the period. These projects will contribute nearly 15 million ounces at a weighted average cash cost of $184 per ounce. In addition there are several other projects awaiting approval. Organic growth and brownfields exploration represent the foundation of the company's strategic aim to replace ounces and grow the reserve and resource base.

In January, AngloGold Ashanti announced a significant restructuring of its hedge book, which saw its net hedge position reduce by some 2.2 million ounces to 10.49 million ounces, being 31% of five years' production. It is the company's intention to continue to actively manage its hedge book.

AngloGold Ashanti continues to focus on reducing costs and is targeting savings of $112 million of which $61 million has been achieved to date. Continuing cost pressures, particularly in oil price impacts and mining contractor costs, as well as continued local currency strength, have had the effect of negating some of the gains made on the cost management side.

The strong investor interest in gold during the latter half of 2004 abated in the first quarter of 2005, though there has been a return in buying interest in the second quarter. The price rally of the past three years appears underpinned by strong fundamentals, with the average spot price for the half-year at $427 per ounce.

AngloGold Ashanti recently announced that it had received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. The rights apply to AngloGold Ashanti's operating assets in South Africa.

Consolidated income statement
for the six months ended 30 June 2005

US$ million	Note	Before special items 6 months ended *30.06.05*	Special items (note 5) 6 months ended *30.06.05*	6 months ended *30.06.05*	6 months ended *30.06.04*	Year ended *31.12.04*
Group revenue	4	**14,510**	**-**	**14,510**	**12,346**	**26,268**
Total operating costs		**(12,102)**	**(55)**	**(12,157)**	**(10,588)**	**(22,602)**
Operating profit from subsidiaries and joint ventures		**2,408**	**(55)**	**2,353**	**1,758**	**3,666**
Net (loss)/profit on disposals	5	**-**	**(1)**	**(1)**	1,005	1,015
Net income from associates	4	**339**	**68**	**407**	330	550
Total profit from operations and associates		**2,747**	**12**	**2,759**	**3,093**	**5,231**
Investment income		**320**	**-**	**320**	195	563
Investment expense		**(422)**	**-**	**(422)**	(356)	(930)
Net finance costs		**(102)**	**-**	**(102)**	**(161)**	**(367)**
Profit before tax		**2,645**	**12**	**2,657**	**2,932**	**4,864**
Income tax expense	6	**(554)**	**28**	**(526)**	(516)	(923)
Profit for the financial period		**2,091**	**40**	**2,131**	**2,416**	**3,941**
Attributable to:						
Minority interests		**307**	**(14)**	**293**	190	440
Equity shareholders of the Company	7	**1,784**	**54**	**1,838**	**2,226**	**3,501**
Earnings per share (US$)						
Basic	8			**1.27**	1.56	2.44
Diluted	8			**1.23**	1.50	2.35
Dividends						
Proposed dividend per share (US cents)				**28.0**	19.0	70.0
Proposed dividend (US$ millions)				**404**	273	1,007
Dividends paid during the period per share (US cents)				**51.0**	39.0	58.0
Dividends paid during the period (US$ millions)				**734**	554	827

The impact of acquired and discontinued operations on the results for the period is not material.

Headline earnings and headline earnings per share are set out in note 8.

Consolidated balance sheet
as at 30 June 2005

US$ million	Note	As at 30.06.05	As at 30.06.04	As at 31.12.04
Intangible fixed assets		**2,588**	2,501	2,644
Tangible fixed assets		**29,604**	30,227	33,172
Biological assets		**331**	374	374
Environmental rehabilitation trusts		**217**	182	237
Investments in associates		**3,269**	3,386	3,486
Financial asset investments		**851**	1,197	1,084
Deferred tax assets		**226**	97	128
Other financial assets (derivatives)		**266**	-	-
Other non current assets		**62**	-	66
Total non current assets		**37,414**	**37,964**	**41,191**
Inventories		**3,180**	3,148	3,549
Trade and other receivables		**5,289**	5,041	5,534
Current tax assets		**96**	192	220
Other current financial assets (derivatives)		**527**	-	-
Current financial asset investments		**5**	75	2
Cash and cash equivalents	17	**2,788**	2,495	2,955
Total current assets		**11,885**	**10,951**	**12,260**
Assets classified as held for sale	11	**757**	**-**	**-**
Total assets		**50,056**	**48,915**	**53,451**
Short term borrowings		**(2,623)**	(3,266)	(3,383)
Trade and other payables		**(4,500)**	(4,732)	(5,368)
Current tax liabilities		**(790)**	(679)	(831)
Other current financial liabilities (derivatives)		**(547)**	-	-
Total current liabilities		**(8,460)**	**(8,677)**	**(9,582)**
Medium and long term borrowings		**(7,250)**	(8,258)	(7,817)
Retirement benefit obligations		**(1,016)**	(1,081)	(1,201)
Other financial liabilities (derivatives)		**(406)**	-	-
Deferred tax liabilities		**(5,022)**	(5,279)	(5,810)
Provisions		**(1,370)**	(1,155)	(1,328)
Total non current liabilities		**(15,064)**	**(15,773)**	**(16,156)**
Liabilities directly associated with assets classified as held for sale	11	**(283)**	**-**	**-**
Total liabilities		**(23,807)**	**(24,450)**	**(25,738)**
Net assets		**26,249**	**24,465**	**27,713**
Equity				
Called-up share capital	9, 22	**747**	746	747
Share premium account	22	**1,634**	1,609	1,633
Other reserves	22	**1,100**	1,297	3,074
Retained earnings	22	**18,586**	16,673	17,671
Equity attributable to equity holders of the Company		**22,067**	**20,325**	**23,125**
Minority interests	22	**4,182**	4,140	4,588
Total equity		**26,249**	**24,465**	**27,713**

The interim financial information was approved by the board of directors on 3 August 2005.

Consolidated cash flow statement
for the six months ended 30 June 2005

US$ million	Note	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Cash inflows from operations	15	**3,074**	**2,242**	**5,291**
Dividends from associates		**300**	136	368
Dividends from financial asset investments		**4**	15	28
Income tax paid		**(447)**	(258)	(500)
Net cash inflows from operating activities		**2,931**	**2,135**	**5,187**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		**(111)**	(953)	(1,135)
Investment in associates		**(26)**	(1)	-
Purchases of tangible fixed assets	14	**(1,433)**	(1,428)	(3,166)
Purchases of biological assets	14	**(26)**	(28)	(67)
Purchases of financial asset investments		**(163)**	(3)	(108)
Loans granted to related parties		**-**	-	6
Disposal of subsidiaries, net of cash disposed	11	**67**	16	274
Sale of interests in joint ventures		**-**	37	37
Sale of interests in associates		**-**	1,180	1,424
Repayment of loans and capital from associates		**208**	220	299
Proceeds from disposal of tangible fixed assets		**37**	56	151
Proceeds from sale of financial asset investments		**226**	82	263
Loan repayments from related parties		**-**	16	-
Utilised in hedge restructure		**(69)**	-	-
Other adjustments		**10**	5	(4)
Net cash used in investing activities		**(1,280)**	**(801)**	**(2,026)**
Cash flows from financing activities				
Movement on current financial asset investments		**(5)**	(50)	23
Issue of shares by subsidiaries		**21**	146	146
Sale of treasury shares to employees		**82**	-	46
Interest received and other investment income		**102**	143	195
Interest paid		**(319)**	(314)	(601)
Dividends paid to minority interests		**(165)**	(100)	(178)
Issue of convertible debt		**-**	990	990
Repayment of short term borrowings		**(510)**	(1,539)	(1,830)
(Repayment)/receipt of medium and long term borrowings		**(33)**	174	(598)
Movement in minority loans		**-**	7	(2)
Other financing activity		**(45)**	(32)	(48)
Dividends paid to Company shareholders		**(727)**	(547)	(818)
Net cash used in financing activities		**(1,599)**	**(1,122)**	**(2,675)**
Net increase in cash and cash equivalents		**52**	**212**	**486**
Cash and cash equivalents at start of period[1]		**2,781**	2,186	2,186
Cash movements in period		**52**	212	486
Effects of changes in exchange rate		**(157)**	19	109
Cash and cash equivalents at end of period[1]	17	**2,676**	**2,417**	**2,781**

[1] Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 17.

Consolidated statement of recognised income and expense for the six months ended 30 June 2005

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Loss on revaluation of available-for-sale investments	**(20)**	-	-
Loss on cash flow hedges	**(87)**	-	-
Exchange differences on translation of foreign operations	**(2,557)**	548	2,617
Actuarial loss on defined benefit schemes	**(48)**	(11)	(26)
Other movements	**-**	(8)	(32)
Tax on items taken directly to equity	**53**	3	6
Net (expense)/income recognised directly in equity	**(2,659)**	532	2,565
Transfers			
Transferred to profit or loss on sale of available-for-sale investments	**(32)**	-	-
Transferred to profit or loss on cash flow hedges	**(6)**	-	-
Transferred to the initial carrying amount of hedged items on cash flow hedges	**(4)**	-	-
Transferred exchange differences on disposal of foreign operations	**-**	(5)	(30)
Tax on items transferred from equity	**1**	-	-
Profit for the period	**2,131**	2,416	3,941
Total recognised income and expense	**(569)**	2,943	6,476
Adoption of IAS 32 and IAS 39[1]	(127)	-	-
Total recognised income and expense for the period	**(696)**	**2,943**	**6,476**
Attributable to:			
Equity shareholders of the Company	**(451)**	2,691	5,721
Minority interests	**(245)**	252	755
	(696)	2,943	6,476

[1] Details of the accounting policy change are set out in note 24.

Notes to financial information

1. General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ('GAAP'), has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards ('IFRS'). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 7, 8 and 16 to this report.

2. Accounting policies

The interim financial report including all comparatives, has been prepared using the accounting policies consistent with IFRSs, including International Accounting Standard ('IAS') 34 *Interim financial reporting* and International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). These standards and interpretations are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. The Group has adopted early the proposed amendment to IAS 19 *Employee Benefits* which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

These statements are covered by IFRS 1 *First-time adoption of International Financial Reporting Standards*, because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005.

Except as set out in note 3 below, the same accounting policies and methods of computation are followed in the interim report as published by the Company in its news release on 9 May 2005 entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release, including full disclosure of these accounting policies, is available on the Company's website on www.angloamerican.co.uk. The policies have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments, and to discontinued operations and disposal groups, which have been applied prospectively as detailed in note 3, below.

3. Changes in accounting policies

Financial instruments

The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the periods ended 30 June 2004 and 31 December 2004 excludes any adjustments required from adoption of these two standards. Pro forma 2004 consolidated financial information including the impact of IAS 32 and IAS 39 is provided in the appendix to this press release.

As set out in note 24, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and 39 prospectively from 1 January 2005.

Discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Non current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell.

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as 'held for sale' as at 30 June 2005. The impact on the consolidated income statement for the period ended 30 June 2005 is a $36 million net charge.

4. Segmental information

Primary reporting format – by business segment

US$ million	Revenue[1] 6 months ended 30.06.05	Revenue[1] 6 months ended 30.06.04[5]	Revenue[1] Year ended 31.12.04	Operating profit before special items[2][3] 6 months ended 30.06.05	Operating profit before special items[2][3] 6 months ended 30.06.04	Operating profit before special items[2][3] Year ended 31.12.04	Net operating assets[4] 6 months ended 30.06.05	Net operating assets[4] 6 months ended 30.06.04	Net operating assets[4] Year ended 31.12.04
Subsidiaries and joint ventures									
Platinum[6]	**1,738**	1,446	3,065	**405**	308	527	**6,612**	6,618	7,607
Gold	**1,325**	1,051	2,396	**153**	156	296	**7,105**	6,971	7,459
Coal	**1,191**	828	1,914	**243**	115	321	**2,350**	2,105	2,546
Base Metals	**1,629**	1,548	3,232	**721**	576	1,280	**4,928**	5,473	5,180
Industrial Minerals	**2,021**	1,831	3,833	**191**	179	416	**4,622**	4,535	4,864
Ferrous Metals and Industries	**3,175**	2,380	5,137	**667**	266	591	**4,355**	5,017	5,592
Paper and Packaging	**3,431**	3,262	6,691	**226**	322	575	**6,636**	6,166	6,879
Exploration	**-**	-	-	**(67)**	(56)	(120)	**-**	-	-
Corporate Activities	**-**	-	-	**(131)**	(108)	(245)	**13**	34	14
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
Platinum	**29**	29	55	**5**	6	9			
Gold	**8**	7	13	**1**	-	-			
Diamonds	**1,628**	1,647	3,177	**297**	340	573			
Coal	**288**	212	468	**131**	86	176			
Base Metals	**-**	44	88	**-**	(8)	(4)			
Industrial Minerals	**14**	12	25	**2**	2	5			
Ferrous Metals and Industries	**519**	803	1,526	**124**	128	296			
Paper and Packaging	**149**	109	228	**7**	6	(6)			
Corporate Activities	**-**	90	90	**-**	7	7			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2005 was $36 million (June 2004: $40 million, December 2004: $81 million) and relates principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit from associates is stated before operating special items set out in note 5. It is reconciled to 'Net income from associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit from associates before special items	**567**	567	1,056
Special items	**-**	-	(117)
Operating profit from associates after special items	**567**	567	939
Net profit on disposals	**68**	2	10
Net finance costs	**(40)**	(66)	(100)
Income tax expense	**(185)**	(164)	(280)
Underlying minority interest	**(3)**	(9)	(19)
Net income from associates	**407**	330	550

(3) Operating profit including associates is stated before operating special items set out on in note 5. It is reconciled to 'Total profit from operations and associates'.as *follows:*

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Operating profit including associates before special items	**2,975**	2,325	4,697
Special items:			
Subsidiaries and joint ventures	(55)	-	25
Industrial Minerals	(16)	-	(9)
Gold	(38)	-	(1)
Base Metals	-	-	(120)
Ferrous Metals and Industries	(1)	-	155
Associates			
Base Metals	-	-	(117)
Operating profit including associates after special items	**2,920**	2,325	4,605
Net (loss)/profit on disposals			
Subsidiaries and joint ventures	(1)	1,005	1,015
Associates	68	2	10
Associates' net finance costs	(40)	(66)	(100)
Associates' income tax expense	(185)	(164)	(280)
Associates' underlying minority interests	(3)	(9)	(19)
Total profit from operations and associates	**2,759**	3,093	5,231

(4) Net operating assets at 30 June 2005 consist of tangible ($29,604 million) and intangible assets ($2,588 million), biological assets ($331 million), inventories ($3,180 million) and operating debtors ($4,218 million) less non-interest bearing current liabilities ($3,300 million).
(5) Base Metals' turnover for the period to 30 June 2005 and for the year to 31 December 2004 is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, total Base Metals' turnover for the period to 30 June 2004 would be $1,501 million. There is no impact on operating profit for either 2005 or 2004.
(6) See note 20.

Secondary reporting format – by geographical segment (by origin)

	Revenue			Operating profit before special items(1)			Net operating assets		
US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
South Africa	**5,849**	4,920	10,279	**1,156**	640	1,217	**15,187**	16,039	18,258
Rest of Africa	**553**	259	804	**15**	29	44	**4,218**	4,065	4,184
Europe	**5,085**	4,645	9,449	**370**	395	783	**9,271**	9,002	9,756
North America	**342**	437	1,018	**14**	21	21	**465**	853	603
South America	**1,742**	1,430	3,176	**755**	609	1,418	**4,688**	4,460	4,564
Australia and Asia	**939**	655	1,542	**98**	64	158	**2,792**	2,500	2,776
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
South Africa	**768**	838	1,565	**139**	130	170			
Rest of Africa	**1,065**	1,042	1,972	**192**	215	356			
Europe	**359**	461	969	**60**	91	166			
North America	**-**	288	461	**-**	29	32			
South America	**263**	202	447	**107**	72	249			
Australia and Asia	**180**	122	256	**69**	30	83			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

(1) Operating profit including associates is stated before special items as set out in note 5. Operating profit including associates after special items for the period ended 30 June 2005 is $1,263 million for South Africa, $414 million for Europe and $160 million for Australia and Asia. There were no special items affecting operating profit in the period to 30 June 2004. Operating profit including associates after special items for the year ended 31 December 2004 was $1,168 million for South Africa, $940 million for Europe, $209 million for North America, and $1,647 million for South America.

5. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals. Special items that relate to changes in the portfolio of business are included below operating profit on the income statement. These items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Special items: operating			
Closure of Ergo	**(31)**	-	-
Impairment of Loch Aline	**(12)**	-	-
Reversal of impairment of Terra Industries Inc	**-**	-	154
Impairment of Black Mountain Mineral Development	**-**	-	(100)
Write down of assets at Mantos Blancos SA	**-**	-	(20)
Other impairments	**(12)**	-	(9)
Total special items: operating	**(55)**	-	25
Taxation	**17**	-	6
Minority interests	**12**	-	(1)
	(26)	-	30
Profits and (losses) on disposals			
Anticipated disposal of Hope Downs	**(50)**	-	-
Sale of Acerinox	**25**	-	-
Disposal of Wendt	**21**	-	-
Part disposal of Mondi Packaging South Africa	**(18)**	-	-
Sale of Columbus	**14**	-	-
Disposal of interest in Gold Fields Ltd	**-**	464	464
Gains on deemed disposal of AngloGold	**-**	415	415
Gains on disposal of Pandora	**-**	15	15
Part disposal of Western Areas	**7**	-	45
Disposal of remaining interest in FirstRand Limited	**-**	32	32
Disposal of interest in Nkomati	**-**	28	28
Disposal of interest in Avgold	**-**	25	25
Disposal of Terra Industries Inc	**-**	-	13
Loss on disposal of Hudson Bay Mining and Smelting Co. Ltd.	**-**	-	(10)
Other items	**-**	26	(12)
Net (loss)/profit on disposals	**(1)**	1,005	1,015
Taxation	**11**	(32)	(44)
Minority interests	**2**	3	(1)
	12	976	970
Associates' special items			
Net profit on disposals			
Disposal of Samancor Chrome	**52**	-	-
Other	**16**	2	10
Operating impairment charge – Palabora Mining Company Limited	**-**	-	(117)
Total associates' special items	**68**	2	(107)
Taxation	**-**	-	36
Minority interests	**-**	-	-
	68	2	(71)
Total special items (net of tax and minority interests)	**54**	978	929

6. Tax on profit on ordinary activities

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
United Kingdom corporation tax at 30%	**55**	55	61
South Africa taxation	**224**	97	253
Other overseas taxation	**323**	132	347
Total current tax	**602**	**284**	**661**
Deferred taxation	**(48)**	200	260
Total deferred tax	**(48)**	**200**	**260**
Total tax on special items	**(28)**	**32**	**2**
Total tax charge	**526**	**516**	**923**

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, including associates' tax, will remain above the statutory rate of 30%.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the period ended 30 June 2005 is $185 million (June 2004: $164 million; December 2004: $280 million).

7. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit for the financial period and its headline earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to headline earnings is given in note 8. Group operating profit is reconciled to 'Profit for the financial period' as set out in the table below:

	6 months ended 30.06.05					
US$ million	Operating profit before special items[1]	Operating profit after special items	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	Total
By business segment						
Platinum	**410**	**410**	-	-	(151)	**259**
Gold	**154**	**116**	38	-	(81)	**73**
Diamonds	**297**	**297**	-	-	(27)	**270**
Coal	**374**	**374**	-	-	(111)	**263**
Base Metals	**721**	**721**	-	-	(196)	**525**
Industrial Minerals	**193**	**177**	16	-	(53)	**140**
Ferrous Metals and Industries	**791**	**790**	1	-	(378)	**413**
Paper and Packaging	**233**	**233**	-	-	(101)	**132**
Exploration	**(67)**	**(67)**	-	-	17	**(50)**
Corporate Activities	**(131)**	**(131)**	-	-	(110)	**(241)**
Total/Headline earnings	**2,975**	**2,920**	55	-	(1,191)	**1,784**
Headline earnings adjustments (note 8)			(55)	67	42	**54**
Profit for the financial period[2]						**1,838**

[1] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 4.
[2] Profit for the financial period is the amount attributable to equity shareholders.

6 months ended 30.06.04						
US$ million	**Operating profit before special items**	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**314**	**314**	-	-	(177)	**137**
Gold	**156**	**156**	-	-	(89)	**67**
Diamonds	**340**	**340**	-	-	(171)	**169**
Coal	**201**	**201**	-	-	(53)	**148**
Base Metals	**568**	**568**	-	-	(134)	**434**
Industrial Minerals	**181**	**181**	-	-	(61)	**120**
Ferrous Metals and Industries	**394**	**394**	-	-	(186)	**208**
Paper and Packaging	**328**	**328**	-	-	(105)	**223**
Exploration	**(56)**	**(56)**	-	-	14	**(42)**
Corporate Activities	**(101)**	**(101)**	-	-	(115)	**(216)**
Total/Headline earnings	**2,325**	**2,325**	-	-	(1,077)	**1,248**
Headline earnings adjustments (note 8)			-	1,007	(29)	**978**
Profit for the financial period						**2,226**

Year ended 31.12.04						
US$ million	***Operating* profit before special items**	***Operating* profit after special items**	Special items: operating	Net profit on disposals	*Net interest, tax* and minority interests	**Total**
By business segment						
Platinum	**536**	**536**	-	-	(296)	**240**
Gold	**296**	**295**	1	-	(157)	**139**
Diamonds	**573**	**573**	-	-	(305)	**268**
Coal	**497**	**497**	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	(270)	**(508)**
Total/Headline earnings	**4,697**	**4,605**	92	-	(2,125)	**2,572**
Headline earnings adjustments (note 8)			(92)	1,025	(4)	**929**
Profit for the financial year						**3,501**

8. Earnings per share

	6 months ended 30.06.05	**6 months ended 30.06.04**	**Year ended 31.12.04**
Profit for the financial period attributable to equity shareholders:			
Basic earnings per share (US$)	**1.27**	1.56	2.44
Diluted earnings per share (US$)	**1.23**	1.50	2.35
Headline earnings for the financial period[1]:			
Basic earnings per share (US$)	**1.24**	0.87	1.79
Diluted earnings per share (US$)	**1.19**	0.84	1.73

[1] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Earnings			
Basic earnings being profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501
Effect of dilutive potential ordinary shares:			
Interest on convertible loan notes (net of tax)	**15**	15	29
Diluted earnings	**1,853**	2,241	3,530
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,442**	1,429	1,434
Effect of dilutive potential ordinary shares[2]:			
Share options	**19**	19	18
Convertible loan notes	**48**	48	48
Diluted number of ordinary shares outstanding[1]	**1,509**	1,496	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.
[2] Dilutive earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The calculation of basic and diluted earnings per share based on headline earnings uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501	**1.27**	1.56	2.44
Special items: operating	**55**	-	(25)	**0.04**	-	(0.02)
Net loss/(profit) on disposals	**1**	(1,005)	(1,015)	**-**	(0.71)	(0.71)
Special items: associates	**(68)**	(2)	107	**(0.04)**	-	0.08
Related tax	**(28)**	32	2	**(0.02)**	0.02	-
Related minority interest	**(14)**	(3)	2	**(0.01)**	-	-
Headline earnings for the financial period	**1,784**	1,248	2,572	**1.24**	0.87	1.79

9. Called-up share capital

	6 months ended 30.06.05		6 months ended 30.06.04		Year ended 31.12.04	
	Number of shares	US$ million	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**1,493,849,673**	**747**	1,491,985,521	746	1,493,839,387	747

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2005, 10,286 (June 2004: 6,946; December 2004: 15,110) ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees. No ordinary shares were allotted on exercise of employee share option plans (June 2004: 2,182,665; December 2004: 4,028,867).

10. Acquisition of subsidiaries

No significant acquisitions were made during the 6 months to 30 June 2005 and there were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

Other acquisitions in the year ended 31 December 2004 included additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This was the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration was paid in the year ended 31 December 2004. The remaining $86 million additional consideration was paid during the six months ended 30 June 2005.

11. Disposal of subsidiaries and businesses

US$ million	*6 months ended* 30.06.05
Net assets disposed:	
Intangible fixed assets	1
Tangible fixed assets	34
Financial asset investments	12
Investments in associates	2
Deferred tax assets	1
Inventories	25
Trade and other receivables	33
Current financial asset investments	-
Cash and cash equivalents	7
Short term borrowings	-
Other current liabilities	(58)
Medium and long term borrowings	(1)
Provisions	(8)
Minority interests	(3)
Profit on disposal	29
Disposal proceeds	74
Total proceeds	
Net cash and cash equivalents disposed	(7)
Deferred consideration or allotted shares	-
Net cash inflow from disposal of subsidiaries during the year	**67**

Subsidiaries and businesses disposed of during the period contributed $1 million to total profit for the financial period.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2005. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Boart	Hope Downs	Other	Total
Intangible fixed assets	32	-	-	32
Tangible fixed assets	123	170	14	307
Financial asset investments	18	-	-	18
Deferred tax assets	22	-	-	22
Total non current assets	**195**	**170**	**14**	**379**
Inventories	121	-	-	121
Trade and other receivables	219	-	-	219
Cash and cash equivalents	38	-	-	38
Total current assets	**378**	**-**	**-**	**378**
Total assets	**573**	**170**	**14**	**757**
Short term borrowings	(7)	-	-	(7)
Trade and other payables	(139)	-	-	(139)
Total current liabilities	**(146)**	**-**	**-**	**(146)**
Medium and long term borrowings	(5)	-	-	(5)
Retirement benefit obligations	(72)	-	-	(72)
Deferred tax liabilities	-	(49)	-	(49)
Provisions	(11)	-	-	(11)
Total non current liabilities	**(88)**	**(49)**	**-**	**(137)**
Total liabilities	**(234)**	**(49)**	**-**	**(283)**
Net assets	**339**	**121**	**14**	**474**

The net carrying amount of assets and associated liabilities reclassified as held for sale were written down by $36 million (after tax) in the current period to their fair value less costs to sell. The above assets and liabilities are held principally within Ferrous Metals and Industries.

12. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2004.

There were no significant contingent assets in the Group at either 31 December 2004 or at 30 June 2005.

At 31 December 2004, contingent liabilities comprised aggregate amounts of $272 million in respect of loans and performance guarantees given to banks and other third parties.

At 31 December 2004, AngloGold North America had $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group where an outcome cannot be foreseen and as such any loss cannot be reliably measured. Provision is made for all liabilities that are expected to materialise.

13. Exploration expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**9**	11	13
Gold	**22**	19	43
Coal	**4**	3	9
Base Metals	**20**	18	41
Ferrous Metals and Industries	**12**	5	14
	67	56	120

14. Capital expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Platinum	**243**	292	633
Gold	**311**	234	585
Coal	**126**	64	218
Base Metals	**100**	176	367
Industrial Minerals	**120**	130	304
Paper and Packaging	**392**	383	758
Ferrous Metals and Industries	**133**	144	284
Other	**8**	5	17
Purchase of tangible fixed assets	**1,433**	1,428	3,166
Purchase of biological assets	**26**	28	67
	1,459	1,456	3,233

15. Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit before tax	**2,657**	2,932	4,864
Depreciation and amortisation	**1,199**	963	2,107
Share option expense	**40**	32	50
Special items of subsidiaries and joint ventures	**56**	(1,005)	(1,040)
Net finance costs	**102**	161	367
Fair value gains	**(43)**	-	-
Net income from associates	**(407)**	(330)	(550)
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

16. EBITDA by business segment

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**610**	465	853
Gold	**415**	319	694
Diamonds	**337**	375	655
Coal	**476**	286	687
Base Metals	**875**	720	1,625
Industrial Minerals	**317**	288	638
Ferrous Metals and Industries	**961**	563	1,231
Paper and Packaging	**449**	523	978
Exploration	**(67)**	(56)	(120)
Corporate Activities	**(124)**	(83)	(210)
EBITDA	**4,249**	3,400	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Total profit from operations and associates	**2,759**	3,093	5,231
Special items (including associates)	**55**	-	92
Net profit on disposals (including associates)	**(67)**	(1,007)	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**1,199**	963	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**303**	351	626
EBITDA	**4,249**	3,400	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
EBITDA	**4,249**	3,400	7,031
Share of operating profit of associates, before special items	**(567)**	(567)	(1,056)
Underlying depreciation and amortisation in associates	**(75)**	(112)	(227)
Share option expense	**40**	32	50
Fair value gains	**(43)**	-	-
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

17. Cash and cash equivalents

US$ million	As at 30.06.05	As at 30.06.04	As at 31.12.04
Cash and cash equivalents per balance sheet			
Continuing operations	**2,788**	2,495	2,955
Disposal groups	**38**	-	-
Bank overdrafts			
Continuing operations	**(143)**	(78)	(174)
Disposal groups	**(7)**	-	-
Net cash and cash equivalents per cash flow statement	**2,676**	2,417	2,781

18. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year[1] Carrying value	Hedge[2]	Current financial asset investments	Total net debt
Opening balance at 1 January 2005	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	-	(144)	-	-	(207)
Adjusted opening balance sheet at 1 January 2005	2,781	(3,272)	-	(7,961)	-	2	(8,450)
Cash flow	52	510	-	33	-	5	600
Disposal of business (note 11)	-	-	-	1	-	-	1
Accretion of convertible debt	-	-	-	(23)	-	-	(23)
Reclassifications	-	(59)	-	59	-	-	-
Movement in fair value	-	-	-	(25)	24	-	(1)
Exchange movements	(157)	341	-	661	-	(2)	843
Closing balance at 30 June 2005	**2,676**	**(2,480)**	**-**	**(7,255)**	**24**	**5**	**(7,030)**

The Group's net debt position as at 30 June 2005, disclosed above, includes the following balances that have been reclassified as 'held for sale' at period end and are included within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale':

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year Carrying value	Hedge[2]	Current financial asset investments	Total net funds
Disposal groups	31	-	-	(5)	-	-	26

[1] Debt due after 1 year includes convertible debt of $1,954 million and excludes overdrafts (see note 17).
[2] Derivatives of net debt items that have been designated as hedges and are effective are included within this table to give a true reflection of the Group's net debt position at period end. These derivatives are classified within 'Other current financial assets (derivatives)', 'Other financial assets (derivatives)', 'Other current financial liabilities (derivatives)' and 'Other financial liabilities (derivatives)' in the balance sheet.

19. Events occurring after end of the period

Effective 29 July 2005, the Boart Longyear Group has been sold to Advent International plc for an enterprise value of $545 million. For the purpose of reporting as at 30 June 2005 Boart Longyear was treated as a disposal group.

A cash settlement of A$231 million ($176 million) was received by Kumba on 1 July 2005 on sale of its 49% interest in the Hope Downs project. The disposal follows the exercise of an option to purchase this interest by Kumba's local partner in the project.

Since the end of the period, AngloGold Ashanti has received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

20. Changes in estimates

Anglo Platinum – Metal inventories

During the period, Anglo Platinum changed its estimate of the quantities of valuation of inventory based on the outcome of a physical count of in-process metal inventory. Anglo Platinum runs a theoretical metal inventory system based on inputs, the results of previous physical counts and outputs. Due to the nature of in-process inventories being contained in weirs, pipes and other vessels, physical counts only take place periodically.

This change in estimate has had the effect of increasing the value of inventory disclosed in the financial statements by $54 million to $524 million. This results in the recognition of an after-tax gain of $38 million.

21. Related party transactions

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Société Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest was ceded during 2004 by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American only accounts for its direct 45% interest in DBI. Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares as interest income.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with associates and others in which the Group has a material interest. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Dividends received from associates during the period totalled $300 million (June 2004: $136 million; December 2004: $368 million), as disclosed in the consolidated cash flow statement on page 18.

22. Consolidated interim statement of changes in shareholders' equity

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	2,210	-	481	-	252	2,943
Dividends paid	-	(554)	-	-	-	-	(554)
Shares issued	333	-	-	-	-	-	333
Share based payments	-	5	19	-	-	3	27
Subsidiary shares issued	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	(425)	(425)
Dividends paid to minority interests	-	-	-	-	-	(100)	(100)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 30 June 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Balance at 1 July 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Total recognised income and expense	-	1,264	-	1,766	-	503	3,533
Dividends paid	-	(273)	-	-	-	-	(273)
Shares issued	25	-	-	-	-	-	25
Share based payments	-	7	11	-	-	-	18
Minority interest acquired	-	-	-	-	-	23	23
Dividends paid to minority interests	-	-	-	-	-	(78)	(78)
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39[2]	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	1,798	-	(2,147)	(97)	(123)	(569)
Dividends paid	-	(734)	-	-	-	-	(734)
Shares issued	1	-	-	-	-	-	1
Share based payments	-	-	35	-	-	3	38
Disposal of business	-	-	-	-	-	(3)	(3)
Minority interest acquired	-	-	-	-	-	3	3
Dividends paid to minority interests	-	-	-	-	-	(165)	(165)
Exercise of employee share options	-	82	-	-	-	-	82
Other movements	-	-	9	-	-	1	10
Balance at 30 June 2005	**2,381**	**18,586**	**99**	**100**	**901**	**4,182**	**26,249**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Details of the accounting policy change is set out in note 24 to the press release.

23. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRSs), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period to 30 June 2004 and the year to 31 December 2004; and
- proforma IAS 32 and IAS 39 information for the period to 30 June 2004 and the year to 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatement. A summary of the detailed information presented in the news release is provided below:

Reconciliation of equity

US$ million	As at 01.01.04	As at 30.06.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,782)	(1,899)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Total equity and reserves presented under IFRS	**21,196**	**24,465**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	6 months ended 30.06.04	Year ended 31.12.04
Attributable profit under UK GAAP	**1,709**	**2,913**
Reclassification of unrealised gains	424	427
Deferred tax on fair value adjustments	2	41
Defined benefit pension schemes	8	-
Recycling of currency translation adjustments	-	30
Treatment of De Beers' preference shares	(5)	(69)
Reversal of goodwill amortisation	104	205
Fair value of biological assets	(4)	(21)
Share based payments	(14)	(21)
Net impact of other IFRS adjustments	2	(4)
Attributable profit under IFRS	**2,226**	**3,501**

[1] Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of £126 million ($227 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportional consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as 'current asset investments' as 'cash equivalents' in accordance with IAS 7.

24. Adoption of IAS 32 and IAS 39

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	Restated IFRS 01.01.05
Intangible fixed assets		2,644	-	2,644
Tangible fixed assets	1	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Financial asset investments		1,084	58	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	2	-	675	675
Other non current assets		66	-	66
Total non current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	2	-	670	670
Current financial asset investments		2	-	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings		(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	2	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	3	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	2	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	4	-	50	50
Convertible debt reserve	5	-	128	128
Available for sale reserve		-	48	48
Other		3,074	-	3,074
Retained earnings	4	17,671	(231)	17,440
Equity attributable to equity holders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

The IFRS news release issued on 9 May 2005 sets out the detailed accounting policies for the Group's financial instruments and a reconciliation by adjustment type on adoption of IAS 32 and IAS 39.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives;
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

A summary of the more significant adjustments is set out below:

1. The reduction in tangible fixed assets was largely due to an impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount.

2. All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within 'Other financial assets (derivatives)' or 'Other financial liabilities (derivatives).' They are classified as current or non current depending on the maturity of the derivative.

3. The increase in 'medium and long term borrowings' is largely due to a $277 million increase following the separate presentation of derivatives within 'Other financial assets (derivatives)' and 'Other financial liabilities (derivatives)'. This is partially offset by a $133 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

4. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the 'cash flow hedge reserve' at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

5. The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

   The conversion option within the convertible bond issued by AngloGold Ashanti however is classified as a liability within 'Other financial liabilities (derivatives).' This accounting treatment follows recent IFRIC guidance.

The pro forma information presented in the IFRS news release assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with IAS 34, and the requirements of International Financial Reporting Standard 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2005

Production Statistics

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,291,400**	1,182,700	2,498,200
Palladium	**731,700**	634,900	1,331,800
Rhodium	**175,700**	109,300	258,600
Nickel (tonnes)	**11,200**	11,300	22,700
AngloGold Ashanti (gold in troy ounces)[2][3]			
South Africa	**1,330,000**	1,529,000	3,079,000
Argentina	**108,000**	82,000	211,000
Australia	**261,000**	184,000	410,000
Brazil	**167,000**	163,000	334,000
Ghana	**342,000**	123,000	485,000
Guinea	**123,000**	17,000	83,000
Mali	**261,000**	211,000	475,000
Namibia	**37,000**	31,000	67,000
Tanzania	**357,000**	233,000	570,000
USA	**152,000**	148,000	329,000
Zimbabwe	**-**	4,000	9,000
	3,138,000	2,725,000	6,052,000
Gold Fields (gold in troy ounces)[4]			
Gold	**-**	207,000	207,000
Anglo Coal (tonnes)			
South Africa:			
Eskom	**16,585,200**	15,995,300	33,668,300
Trade - Thermal	**9,170,800**	9,033,000	18,648,600
Trade - Metallurgical	**852,800**	912,300	2,143,700
	26,608,800	25,940,600	54,460,600
Australia:			
Thermal	**8,147,700**	8,694,000	17,378,800
Metallurgical	**4,591,000**	3,300,800	8,203,800
	12,738,700	11,994,800	25,582,600
South America:			
Thermal	**4,835,300**	4,891,700	9,589,600
	44,182,800	42,827,100	89,632,800
Anglo Coal (tonnes)			
South Africa:			
Bank	**1,415,600**	1,271,600	2,733,100
Greenside	**1,345,600**	1,378,300	2,754,800
Goedehoop	**3,029,100**	3,201,200	6,462,100
Kriel	**5,918,800**	5,360,400	11,059,500
Kleinkopje	**2,090,800**	2,226,000	4,691,600
Landau	**1,760,000**	1,573,500	3,474,100
New Denmark	**2,007,500**	2,279,100	4,975,800
New Vaal	**8,066,200**	8,355,800	17,312,000
Nooitgedacht	**382,400**	294,700	676,600
Mafube	**592,800**	-	321,000
	26,608,800	25,940,600	54,460,600
Australia:			
Callide	**4,851,500**	4,774,200	9,355,300
Drayton	**2,043,900**	2,035,900	4,278,800
Dartbrook	**501,000**	1,062,600	2,268,100
German Creek	**1,433,600**	1,690,400	4,047,600
Jellinbah East	**461,900**	420,900	925,200
Moranbah	**1,861,400**	153,400	1,125,900
Dawson Complex	**1,585,400**	1,857,400	3,581,700
	12,738,700	11,994,800	25,582,600
South America:			
Carbones del Guasare	**748,200**	866,400	1,677,600
Carbones del Cerrejon	**4,087,100**	4,025,300	7,912,000
	4,835,300	4,891,700	9,589,600

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Base Metals			
Copper (tonnes)[5]			
Collahuasi (44% basis)	**93,000**	84,300	211,700
Mantos Blancos	**71,300**	75,400	155,000
Minera Sur Andes	**150,000**	150,800	300,400
Black Mountain and Hudson Bay	**1,300**	43,200	79,500
Other	**-**	10,200	19,400
	315,600	363,900	766,000
Nickel (tonnes)			
Loma de Níquel	**8,300**	8,500	17,400
Codemin	**4,300**	3,100	6,500
Other	**-**	100	100
	12,600	11,700	24,000
Zinc (tonnes)			
Hudson Bay	**-**	52,700	107,000
Black Mountain	**16,200**	13,300	28,200
Skorpion	**56,300**	56,700	119,200
Lisheen	**81,300**	80,500	156,300
	153,800	203,200	410,700
Lead (tonnes)			
Black Mountain	**19,500**	16,800	37,500
Lisheen	**10,300**	9,500	17,200
	29,800	26,300	54,700
Mineral sands (tonnes)			
Slag tapped	**83,600**	81,800	169,300
Iron tapped	**53,200**	51,100	105,900
Zircon	**63,100**	58,700	119,100
Rutile	**14,700**	10,800	23,700
Niobium (tonnes)			
Catalão	**1,900**	1,700	3,500
Anglo Industrial Minerals (tonnes)			
Aggregates	**38,425,000**	33,225,000	70,448,300
Lime products	**751,800**	503,600	1,185,700
Concrete (m^3)	**4,204,000**	4,167,000	8,310,800
Sodium tripolyphosphate	**60,700**	55,900	115,700
Phosphates	**471,000**	563,200	1,169,300
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers (tonnes)	**1,336,298**	1,297,060	2,600,291
Corrugated board and boxes (m m^2)	**1,169**	1,028	2,103
Paper sacks	**1,667**	1,660	3,251
Coating and release liners (m m^2)	**868**	841	1,661
Pulp – external (tonnes)	**85,282**	74,266	153,045
Mondi Business Paper			
Uncoated wood free paper (tonnes)	**938,582**	928,634	1,881,851
Pulp – external (tonnes)	**66,989**	25,494	53,142
Wood chips (green metric tonnes)	**877,693**	1,149,200	2,125,858
Mondi Packaging South Africa			
Packaging papers (tonnes)	**182,384**	185,962	365,557
Corrugated case material (m m^2)	**154**	156	335
Newsprint and other			
Newsprint (attributable share) (tonnes)	**247,636**	294,759	550,986
Mining timber (tonnes)	**59,981**	74,100	154,727

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited[6]			
Iron ore production	**15,511,000**	15,284,000	30,112,000
Coal	**10,054,000**	9,496,000	19,444,000
Zinc	**53,000**	56,000	116,000
Heavy minerals	**345,000**	374,000	694,000
Highveld Steel			
Vanadium slag	**32,612**	32,516	67,587
Rolled products	**319,627**	325,123	674,013
Continuous cast blocks	**421,315**	456,971	922,477
Samancor			
Manganese ore (mtu m)	**46**	53	106
Manganese alloys	**164,400**	173,960	321,100
Scaw Metals			
Rolled products	**179,237**	216,517	458,000
Cast products	**63,018**	68,565	110,000
Grinding media	**223,533**	194,793	429,000
Tongaat-Hulett			
Sugar	**388,810**	392,510	756,000
Aluminium	**94,348**	79,600	162,000
Starch and glucose	**283,436**	277,670	576,000
Hippo Valley			
Sugar	**74,946**	60,398	200,000

[1] Includes Anglo Platinum's share of Northam Platinum Limited.
[2] *See the published results of Anglo Platinum Limited or AngloGold Ashanti Limited for further analysis of production information.*
[3] 2005 excludes Ergo production. Ergo production for the 6 months ended 30 June 2004 was 121,000 ounces and for the year ended 31 December 2004 was 222,000 ounces.
[4] Gold Fields was sold in March 2004.
[5] In respect of the 6 months ended 30 June 2005, production for Palabora is excluded.
[6] See the published results of Kumba Resources Limited for further analysis of production information.

The figures above and on the previous pages include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates with the exception that the production for AngloGold Ashanti is on an attributable basis for all of its operations.

Exchange rates and commodity prices

US dollar exchange rates	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Average spot prices for the period			
South African rand	**6.21**	6.67	6.44
Sterling	**0.53**	0.55	0.55
Euro	**0.78**	0.81	0.80
Australian dollar	**1.29**	1.35	1.36
Chilean peso	**580**	609	609
Period end spot prices			
South African rand	**6.68**	6.23	5.65
Sterling	**0.56**	0.55	0.52
Euro	**0.83**	0.82	0.74
Australian dollar	**1.31**	1.44	1.28
Chilean peso	**579**	636	556

Commodity prices Average market prices for the period	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Gold – US$/oz	**427**	401	409
Platinum – US$/oz	**867**	850	847
Palladium – US$/oz	**190**	248	231
Rhodium – US$/oz	**1,583**	696	991
Copper – US cents/lb	**151**	125	130
Nickel – US cents/lb	**720**	619	628
Zinc – US cents/lb	**59**	48	48
Lead – US cents/lb	**45**	38	40
European eucalyptus pulp price (CIF) – US$/tonne	**575**	525	520

Summary by business segment

US$ million	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Headline earnings/(loss)	
	6 months ended 30.06.05	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04
Platinum	**1,767**	1,475	**610**	465	**410**	314	**259**	137
Gold	**1,333**	1,058	**415**	319	**154**	156	**73**	67
Diamonds	**1,628**	1,647	**337**	375	**297**	340	**270**	169
Coal	**1,479**	1,040	**476**	286	**374**	201	**263**	148
South Africa	**681**	501	**231**	115	**205**	93	**142**	64
Australia	**536**	343	**109**	71	**48**	26	**36**	26
South America	**262**	196	**136**	100	**121**	82	**85**	58
Base Metals	**1,629**	1,592	**875**	720	**721**	568	**525**	434
Copper	**1,118**	969	**673**	530	**570**	435	**413**	351
Collahuasi	**319**	237	**209**	154	**174**	126	**133**	102
Minera Sur Andes	**559**	463	**355**	269	**306**	221	**216**	175
Mantos Blancos	**240**	225	**110**	110	**90**	96	**64**	80
Palabora and other	**-**	44	**(1)**	(3)	**-**	(8)	**-**	(6)
Nickel, Niobium, Mineral Sands	**324**	265	**164**	139	**141**	117	**103**	70
Catalão	**25**	22	**11**	11	**10**	10	**6**	9
Codemin	**65**	41	**36**	23	**33**	21	**34**	11
Loma de Niquel	**143**	136	**89**	87	**79**	77	**47**	43
Namakwa Sands	**91**	64	**28**	16	**19**	8	**16**	6
Nkomati and other	**-**	2	**-**	2	**-**	1	**-**	1
Zinc	**187**	358	**56**	66	**29**	31	**26**	27
Black Mountain	**33**	35	**6**	(1)	**6**	(3)	**4**	(2)
Hudson Bay	**-**	204	**-**	42	**-**	23	**-**	19
Lisheen	**68**	95	**23**	17	**17**	11	**21**	11
Skorpion	**86**	24	**27**	8	**6**	-	**1**	(1)
Other	**-**	-	**(18)**	(15)	**(19)**	(15)	**(17)**	(14)
Industrial Minerals	**2,035**	1,843	**317**	288	**193**	181	**140**	120
Tarmac	**1,921**	1,750	**299**	262	**183**	162	**136**	113
Copebrás	**114**	93	**18**	26	**10**	19	**4**	7
Ferrous Metals and Industries	**3,694**	3,183	**961**	563	**791**	394	**413**	208
Kumba	**846**	712	**324**	160	**246**	98	**105**	32
Highveld Steel	**668**	362	**282**	88	**261**	67	**130**	37
Scaw Metals	**488**	392	**68**	56	**58**	46	**41**	33
Samancor Group	**466**	375	**133**	105	**121**	89	**85**	67
Boart Longyear	**512**	408	**72**	42	**55**	30	**33**	17
Tongaat-Hulett	**658**	507	**86**	48	**56**	28	**21**	6
Terra	**-**	368	**-**	66	**-**	41	**-**	17
Other	**56**	59	**(4)**	(2)	**(6)**	(5)	**(2)**	(1)
Paper and Packaging	**3,580**	3,371	**449**	523	**233**	328	**132**	223
Mondi Packaging	**1,969**	1,788	**250**	282	**132**	170	**81**	111
Mondi Business Paper	**1,063**	980	**164**	188	**89**	119	**54**	87
Other	**548**	603	**35**	53	**12**	39	**(3)**	25
Exploration	**-**	-	**(67)**	(56)	**(67)**	(56)	**(50)**	(42)
Corporate	**-**	90	**(124)**	(83)	**(131)**	(101)	**(241)**	(216)
Gold Fields[4]	**-**	90	**-**	19	**-**	7	**-**	6
Other	**-**	-	**(124)**	(102)	**(131)**	(108)	**(241)**	(222)
	17,145	15,299	**4,249**	3,400	**2,975**	2,325	**1,784**	1,248

[1] Revenue includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment and refining charges (TC/RCs) in 2004.
[2] EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] Operating profit includes operating profit from subsidiaries and joint ventures and share of operating profit (before tax and interest) of associates. See note 4 to the press release.
[4] Gold Fields was sold in March 2004.

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the six months ended 30 June 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS headline earnings (published)	143
Exploration (excluding joint ventures)	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (published)	344
Exploration	9
Other adjustments	(4)
	349
Minority interest	(88)
Depreciation on assets revalued on acquisition (net of tax)	(26)
Impact of change in South African corporate tax rate on assets revalued on acquisition	24
Contribution to Anglo American plc headline earnings	**259**

DB Investments SA	**2005 US$ million**
Reconciliation of headline earnings	
DBI headline earnings (100%)	336
Adjustments[1]	5
DBI headline earnings – AA plc basis (100%)	341
AA plc's 45% ordinary share interest	153
Income from preference shares	26
Exchange gains related to preference shares	91
Contribution to Anglo American plc headline earnings	**270**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (published)	155
Adjustments	(11)
Depreciation on assets revalued on acquisition (net of tax)	(7)
Impact of change in South African corporate tax rate on assets revalued on acquisition	10
Exploration	12
	159
Minority interest	(54)
Contribution to Anglo American plc headline earnings	**105**

Highveld Steel and Vanadium Corporation Limited	2005 US$ million
IFRS headline earnings (published)	167
Adjustments	(2)
	165
Minority interest	(35)
Contribution to Anglo American plc headline earnings	**130**

The Tongaat-Hulett Group Limited	2005 US$ million
IFRS headline earnings (published)	33
Minority interest	(15)
	18
Add AA plc's share of Hulett Aluminium	3
Contribution to Anglo American plc headline earnings	**21**

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2005 will be payable as follows:

Amount (United States currency)	28 cents per ordinary share (notes 1 and 2)
Currency conversion date	Monday 1 August 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 12 August 2005
Ex-dividend on the JSE from the commencement of trading on	Monday 15 August 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 17 August 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 19 August 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 30 August 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 1 September 2005
Dividend warrants posted	Monday 19 September 2005
Payment date of dividend	Tuesday 20 September 2005

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 19 August 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 15.8508 pence per ordinary share based on an exchange rate of US$1 = £0.5661. The equivalent of the dividend in euros will be 22.9124 euro cents per ordinary share based on an exchange rate of US$1 = €0.8183.

2. Shareholders on the South African branch register will be paid in South African Rand at R1.8346 per ordinary share based on an exchange rate of US$1 = R6.5522.

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 15 August 2005 to Friday 19 August 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 4 October 2005.

6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board
N Jordan
Secretary
3 August 2005

Registered office 20 Carlton House Terrace London SW1Y 5AN England	UK Registrars Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA England	South African Transfer Secretaries Ultra Registrars (Proprietary) Limited 11 Diagonal Street Johannesburg 2001 PO Box 4844, Johannesburg 2000 South Africa

Pro forma IAS 32 and IAS 39 financial information

Pro forma IFRS consolidated income statements including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 and balance sheet for the period ended 30 June 2004 have been provided below. The full adoption of both these standards was not mandatory until January 2005. The restated opening balance sheet as at 1 January 2005 is presented in note 24 to this report.

The basis of presentation of these pro forma results is that IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005. In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC.

Appendix

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Special items	-	(1)	(1)
Operating profit from subsidiaries and joint ventures	**1,758**	**(80)**	**1,678**
Net profit on disposals	1,005	(18)	987
Net income from associates	330	14	344
Total profit from operations and associates	**3,093**	**(84)**	**3,009**
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to:			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**

for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Special items	25	(66)	(41)
Operating profit from subsidiaries and joint ventures	**3,666**	**(194)**	**3,472**
Net profit on disposals	1,015	(23)	992
Net income from associates	550	1	551
Total profit from operations and associates	**5,231**	**(216)**	**5,015**
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial period	**3,941**	**(194)**	**3,747**
Attributable to:			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**

[1] Excludes the impact of IAS 32 and IAS 39.

Appendix

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Inventories	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other current financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	(3,266)	1	(3,265)
Trade and other payables	(4,732)	(6)	(4,738)
Current tax liabilities	(679)	-	(679)
Other financial liabilities (derivatives)	-	(482)	(482)
Total current liabilities	**(8,677)**	**(487)**	**(9,164)**
Medium and long term borrowings	(8,258)	115	(8,143)
Retirement benefit obligations	(1,081)	-	(1,081)
Other current financial liabilities (derivatives)	-	(465)	(465)
Deferred tax liabilities	(5,279)	23	(5,256)
Provisions	(1,155)	87	(1,068)
Total non current liabilities	**(15,773)**	**(240)**	**(16,013)**
Total liabilities	**(24,450)**	**(727)**	**(25,177)**
Net assets	**24,465**	**(15)**	**24,450**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,297	176	1,473
Retained earnings	16,673	(78)	16,595
Equity attributable to equity holders of the Company	**20,325**	**98**	**20,423**
Minority interests	4,140	(113)	4,027
Total equity	**24,465**	**(15)**	**24,450**

[1] Excludes the impact of IAS 32 and IAS 39.

ANGLO AMERICAN

News Release

4 August 2005

Anglo American reports record interim headline earnings for 2005, up 43%

- Record interim results – headline earnings up 43% to $1.8 billion
- Interim dividend rebased to 28 US cents per share, up 47%
- Record performances from Base and Ferrous Metals; higher contributions from Platinum and Coal, reflecting stronger prices and volumes
- Cost savings and efficiency improvements exceed target at $303 million, up 22%
- Ongoing asset optimisation: disposals with an enterprise value of $1.2 billion completed
- Strong cash generation: EBITDA up 25% at $4.2 billion
- 5 major new projects approved totalling $1.2 billion; $5.1 billion expansion programme on track
- AngloGold Ashanti achieves SA mining rights conversion

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2005	6 months ended 30.06.05 IFRS	6 months ended 30.06.04 IFRS	% change
US$ million, except per share amounts			
Group revenue including associates[1]	**17,145**	15,299	12.1%
Operating profit including associates before special items[2]	**2,975**	2,325	28.0%
Profit for the financial period attributable to equity shareholders[3]	**1,838**	2,226	(17.4)%
Headline earnings for the period[4]	**1,784**	1,248	42.9%
Net operating assets	**36,621**	36,919	(0.8)%
EBITDA[5]	**4,249**	3,400	25.0%
Net cash inflows from operating activities	**2,931**	2,135	37.3%
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.27**	1.56	(18.6)%
Headline earnings for the financial period	**1.24**	0.87	42.5%

[1] Includes the Group's share of associates' turnover of $2,635 million (June 2004: $2,953 million). See note 4 to the financial information.
[2] Includes share of associates' operating profit (before share of associates' tax and finance charges). See note 4 to the financial information.
[3] The decrease in profit attributable to equity shareholders to $1,838 million is due to a reduction in net profit on disposals compared with the prior period.
[4] See note 8 to the financial information for basis of calculation of headline earnings.
[5] EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

First half results - overview
Headline earnings increased to $1.24 per share, up 43% over the first half of 2004 – a record interim level. Operating profit[1] for the half year was $2,975 million, with strong contributions from Base Metals and Ferrous Metals. Kumba and Highveld Steel in particular benefited from higher prices and improved volumes. There were also significant increases in contributions from Coal and Platinum. Industrial Minerals recorded higher earnings reflecting a full contribution in the first half from the new Buxton cement plant. Diamonds and Gold were once again affected by the ongoing firmness of the South African currency: the contribution from Diamonds, before exchange gains on preference shares, was lower than for the prior period, while AngloGold Ashanti's results were in line with the first half of 2004. Paper and Packaging recorded lower earnings in tough market conditions.

The significant growth in operating profit in the first half reflects the ongoing favourable trading environment for many of the Group's commodities, as well as the progress made over the past few years in improving the operating efficiency of Anglo American's assets, growing the asset base and leveraging procurement spend. Prices for platinum, gold, diamonds, coal, and base and ferrous metals remained healthy on the back of robust growth in China and the US, coupled with limited growth in productive capacity. The Group's strong cash generation provides it with the flexibility to continue with its significant organic growth profile as well as to pursue its disciplined acquisition process in creating a balanced portfolio of high quality natural resource assets.

Over the past three years, Anglo American's focus on improving the operating efficiency of its assets and the management of the procurement and supply chain has delivered cost savings in excess of $1.2 billion, across all of its business units. In the first half, further cost savings and efficiency improvements of $303 million were attained, an increase of 22% over the prior period.

These cost savings helped contain the cumulative effect of the significant increases in energy, steel and other consumable prices, treatment and refining charges and labour costs at many of the Group's mining operations. Anglo American will maintain its cost savings and efficiency programmes in the second half.

Cash generation (EBITDA) also benefited from the strong operational results, reaching $4.2 billion, up 25% from last year's interim level.

Interim dividend
In line with the Group's progressive dividend policy and reflecting the strong first half increase in earnings, the interim dividend has been rebased to 28 US cents per share from 19 US cents per share, an increase of 47%. The level of the total dividend will, as always, be considered on the basis of the full year's results.

Growing the asset base
Since its primary listing in London in mid-1999, Anglo American has spent $15 billion on acquisitions and its growth profile is one of the strongest in the industry, with $5.1 billion of approved projects and $8 billion of unapproved projects across a range of commodities. In the first half, good progress was made on the project pipeline, with some projects moving to full production, in addition to a number of new projects being approved.

Kumba, 66% owned, continued to pursue a number of growth opportunities in iron ore. In March, a major expansion project at the Sishen iron ore mine in South Africa's Northern Cape province was announced. The $365 million Sishen Expansion Project will increase Sishen's production from the current 28 million tonnes per annum to 38 million tonnes per annum by 2009. Construction work has commenced with production ramp-up planned for mid 2007.

An investment decision on the Sishen South project, with an initial production capacity of 3 million tonnes per annum and the potential to increase to 9 million tonnes per annum, is expected in the third quarter of 2005. Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12 million tonnes per annum, is also progressing well.

(1) including operating profit of associates and before special items

De Beers approved the development of the Snap Lake project in Canada at a cost of $513 million. Snap Lake, located in the Northwest Territories, will be De Beers' first mine outside of Africa and the first fully underground diamond mine in Canada and will begin production in 2007. The $791 million Victor project in Canada has also been approved, subject to regulatory approvals.

The $67 million Codemin 2 nickel project in Brazil, which was commissioned on time and on budget towards the end of 2004, reached design capacity in May this year and will take Codemin's total annual production to 10,000 tonnes of nickel. In June, the $454 million Skorpion zinc project reached design capacity and the $21 million expansion of the Chagres smelter will be completed in the fourth quarter of 2005. The feasibility study on the Barro Alto nickel project in Brazil will be completed by early 2006 and scoping studies for significant brownfield expansions at Los Bronces and Collahuasi are in progress.

In July 2005, the $65 million Isibonelo coal mine in South Africa entered production on track and on budget. When it reaches full production in 2006, the mine will supply 5 million tonnes of thermal coal to Sasol Synfuels. In Colombia, the approved expansion at Cerrejón from 22 to 28 million tonnes per annum by 2007 is also on track and a further expansion to 32 million tonnes per annum has recently been approved. The Grasstree project in Australia is progressing well, with weekly development exceeding plan and installation of the longwall on target for 2006. The $650 million Dawson project has commenced and orders for some of the critical lead-time equipment have been placed.

China is already a significant market for many of the Group's commodities and the Group continues to actively look for further investment opportunities within the country. On 1 June, Anglo American committed to invest $150 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world. Anglo American looks forward to a mutually beneficial strategic alliance with the company.

In South Africa, the Richards Bay pulp mill modernisation and expansion project has been commissioned and ramp-up is ahead of budget. It is anticipated that full production of an additional 145,000 tonnes of pulp per annum will be achieved during 2006. The $174 million PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005 and will bring additional capacity of 160,000 tonnes per annum.

Anglo Platinum, which continues to expand production in line with robust current and future demand for platinum group metals, recently announced the $35 million Marikana venture with Aquarius Platinum to jointly mine contiguous properties in the Rustenburg area. The existing $138 million Kroondal venture, also with Aquarius Platinum, commenced production from its new 250,000 tonnes per month concentrator ahead of schedule. The $200 million 50:50 Mototolo joint venture with Xstrata plc, announced this week, will access adjacent farms on the eastern limb of the Bushveld complex and produce 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate with first production in 2006. Anglo Platinum is also proceeding with a $179 million project at its Lebowa mine to replace declining reserves.

In addition to the future potential of Obuasi Deeps in Ghana and the Boddington joint venture expansion project in Australia, AngloGold Ashanti has a $1.3 billion total capital expenditure programme currently focused on existing operations in South Africa and Brazil. These projects, including the new Moab mine in South Africa, will come online within the next three years and yield a total production of around 15 million ounces of gold over the life of these operations.

Disposals

As part of the ongoing strategy of optimising the Company's asset base, a number of disposals have been made during the past six months. The biggest of these was Boart Longyear, a manufacturer of mining equipment, which was agreed in June at an enterprise value of $545 million. Together with the sale of Wendt (part of Boart Longyear) that was announced on 31 March, the total enterprise value achieved amounted to $635 million. The sale was completed in July.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, at an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to purchase Kumba's 49% interest in the project for $176 million.

SA mining rights

The achievement by AngloGold Ashanti of the conversion of its mineral rights in South Africa in respect of the Minerals and Petroleum Development Act ("the Act") is a significant milestone in terms of South African Black Economic Empowerment. It recognises the substantial empowerment transactions put in place by AngloGold Ashanti, as well as the educational, community and social programmes in place in the company. The intention is to introduce an Employee Share Ownership Scheme that will extend ownership in AngloGold Ashanti to its employees.

The granting of the new order mining rights represents real progress in terms of the South African government's desire to achieve certainty in terms of implementing the Act. Anglo American is greatly encouraged by this positive outcome which reflects the open and constructive dialogue between the Group's mining businesses and the SA Department of Minerals and Energy.

Outlook

The outlook for most of the Group's commodities remains sound. Dollar prices for many metals and minerals have continued at high levels on the back of strong Chinese growth which has offset weaker OECD demand in the first half. If Chinese demand continues at current levels and prospects for OECD growth improve in the second six months, the Group's earnings should remain strong for the remainder of the year.

Anglo American continues to generate substantial cash flows which it is investing in its $5.1 billion approved project pipeline. The growth projects span all of the Group's business sectors and will generate attractive returns. Further projects, growth opportunities and asset optimisations are being evaluated.

For further information, please contact:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Webcast: a live webcast of the interim results presentation starting at 10.00am UK time on 4th August can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures: high resolution images can be downloaded by the media at www.vismedia.com

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; special items are defined in note 5 and headline earnings are calculated as set out in note 8 to the financial information. EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

Financial review of Group results

Headline earnings per share for the half year increased to $1.24 per share, up 43% over the first six months of 2004. Headline earnings totalled $1,784 million, with strong contributions from Base Metals and Ferrous Metals as well as a significant increase in contributions from Coal and Platinum. Industrial Minerals also increased its contribution over the previous period, while AngloGold Ashanti's results were in line with the prior corresponding period. The contribution from Diamonds before exchange gains and losses on preference shares declined. Paper and Packaging recorded lower earnings owing to tough market conditions.

The Group performance was further enhanced by a lower effective tax rate, as set out on the following page, and a $59 million reduction in net finance charges resulting principally from a $91 million exchange gain on the De Beers preference shares.

Headline earnings **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Profit for the financial period attributable to equity holders	1,838	2,226
Operating special items	55	–
Net loss/(profit) on disposals	1	(1,005)
Associates net profit on disposals	(68)	(2)
Tax on special items	(28)	32
Related minority interests	(14)	(3)
Headline earnings	**1,784**	**1,248**
Headline earnings per share ($)	**1.24**	**0.87**

Profit for the period after special items decreased by 17% to $1,838 million compared with $2,226 million in the first half of 2004. This decrease was due to a reduction in net profit on disposals which, including associates, was $940 million higher in the first half of 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold.

Summary income statement **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Operating profit before special items	2,408	1,758
Special items	(55)	–
Group operating profit before associates	2,353	1,758
Net (loss)/profit on disposals	(1)	1,005
Net income from associates (1)	407	330
Profit before finance costs	2,759	3,093
Net finance costs	(102)	(161)
Profit before tax	2,657	2,932
Tax	(526)	(516)
Profit after tax	2,131	2,416
Minority interests	(293)	(190)
Profit for the financial period attributable to equity holders	1,838	2,226
Earnings per share ($)	1.27	1.56
Group operating profit including associates before special items (1)	2,975	2,325
(1) Operating profit from associates	567	567
Net profit on disposals	68	2
Net finance costs	(40)	(66)
Income tax expense	(185)	(164)
Underlying minority interest	(3)	(9)
Net income from associates	407	330

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the comparative period, with an average exchange rate of R6.21 compared with R6.67 in the first half of 2004. Currency movements positively impacted headline earnings by $44 million, with the favourable exchange gain on the De Beers preference shares more then offsetting the impact on operating results of the strengthening of the rand. There was also a positive impact of increased prices amounting to $887 million.

Special items

Operating special charges in respect of impairment and mine closure amounted to $55 million including a $31 million loss on the closure of Ergo in AngloGold Ashanti.

Net profit on sale of operations, including associates, amounted to $67 million. These included $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox and $21 million profit on sale of Wendt. This was partially offset by a $50 million loss on the anticipated disposal of Hope Downs.

Special items including associates were significantly higher in the first half of 2004 at $1,007 million with the sale of the Group's interest in Gold Fields for a profit of $464 million, a gain of $415 million on the deemed disposal of AngloGold and gains on disposal of the Group's interests in First Rand Limited, Nkomati and Avgold.

Net finance costs

Net finance costs decreased from $161 million in the first half of 2004 to $102 million. The decrease reflects the favourable exchange gain of $91 million on the De Beers preference shares.

Taxation

$ million	**Before special items 30 June 2005**	**Associates' tax 30 June 2005**	**Including Associates 30 June 2005**	Before special items 30 June 2004	Associates' tax 30 June 2004	Including Associates 30 June 2004
Profit before tax	**2,645**	**185**	**2,830**	1,925	164	2,089
Tax	**(554)**	**(185)**	**(739)**	(484)	(164)	(648)
Profit for financial period	**2,091**	**-**	**2,091**	1,441	-	1,441
Effective tax rate including associates			**26.1%**			31.0%

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including share of associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, as adjusted above for associates' tax, will remain above the statutory rate of 30%.

Balance sheet

Total shareholders' equity was $22,067 million compared with $23,125 million as at 31 December 2004. The decrease was primarily due to exchange movements.

Net debt was $7,030 million, a decrease of $1,420 million from 31 December 2004, restated for the adoption of IAS 32 and IAS 39. The reduction was principally due to exchange movements of $843 million as well as cash inflow of $600 million. Net debt at 30 June 2005 comprised $9,711 million of debt (net of

hedge of $24 million), offset by $2,681 million of cash, cash equivalents and current financial asset investments. Net debt to total capital as at 30 June 2005 was 21.1%, compared with 22.9% at 31 December 2004.

Adoption of IAS 32 and IAS 39 prospectively from 1 January 2005 gave rise to a net reduction in total shareholders' equity of $5 million. Additional detail of the adjustments is provided in note 24 to the financial information. The net impact largely represents the recognition and fair value of derivatives, including embedded derivatives; the fair value of investments that were previously cost accounted; and the separation of the equity conversion option within convertible debt instruments. Pro forma 2004 information, adjusted for these two standards is provided in the appendix.

Cash flow

Net cash inflows from operating activities was $2,931 million compared with $2,135 million in the first half of 2004. EBITDA was $4,249 million, up significantly from $3,400 million in the first half of 2004. Depreciation increased by $236 million to $1,199 million.

Acquisition expenditure accounted for an outflow of $300 million compared with $957 million in the first half of 2004. This included $150 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $293 million, with proceeds on the sale of Acerinox and Columbus of $194 million and Wendt of $62 million. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $208 million.

Purchases of tangible fixed assets amounted to $1,433 million, a similar level to the first half of 2004.

Dividends

An interim dividend of 28 US cents per share to be paid on 20 September 2005 has been declared.

OPERATIONS REVIEW

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items unless otherwise stated.

Ferrous Metals and Industries

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**791**	394
Kumba	**246**	98
Highveld Steel	**261**	67
Scaw Metals	**58**	46
Samancor Group	**121**	89
Tongaat-Hulett	**56**	28
Boart Longyear	**55**	30
Terra	**-**	41
Other	**(6)**	(5)
EBITDA	**961**	563
Net operating assets	**4,355**	5,017
Capital expenditure	**133**	144
Share of Group operating profit (%)	**27%**	17%
Share of Group net operating assets (%)	**12%**	14%

Operating profit reached a record $791 million compared with $394 million in the corresponding period. This was attributable to sharply higher prices for vanadium and iron ore, improved volumes and increased cost savings.

Significant progress has been made in reorganising the business as a supplier of raw materials to the global carbon steel industry with the disposal of several assets at an aggregate attributable enterprise value of $1 billion. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005. The sales of Boart Longyear's subsidiary, Wendt, and the Boart Longyear Group were announced in March and June, respectively, at a combined enterprise value of $635 million. In June, Anglo American announced the sale of Zimbabwe Alloys at an enterprise value of $10 million.

Kumba's operating profit increased by 151% to $246 million (2004: $98 million) on the back of stronger commodity prices and higher sales volumes, together with solid operational performances and increased cost savings. From the second quarter, Kumba benefited from the annual dollar denominated benchmark iron ore price increase of 71.5% in Japan. On 1 July, Kumba received $176 million after its local partner in Australia exercised its option to acquire Kumba's interest in the Hope Downs iron ore project. The funds will be returned to Kumba's shareholders.

Highveld Steel had a record first half, with an operating profit of $261 million (2004: $67 million). This was largely a result of significantly higher vanadium prices and volumes, together with increased South African steel sales.

Scaw Metals achieved an operating profit of $58 million (2004: $46 million). Higher raw material prices, particularly steel scrap, increased pressure on margins, while South African steel volumes were impacted adversely by market uncertainty around pricing.

The attributable share of Samancor's operating profit amounted to $121 million (2004: $89 million). The manganese and chrome operations benefited from higher ore and alloy prices.

Tongaat-Hulett's operating profit increased from $28 million to $56 million owing to improved volumes and prices, reduced costs and a more favourable aluminium sales mix.

Offtake in the seaborne iron ore market remains strong, given Chinese crude steel production. Vanadium and manganese prices for the rest of the year are expected to be below those achieved in the first six months. South African steel demand could recover in the fourth quarter, although prices may come under further downward pressure, in keeping with international trends.

Base Metals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**721**	568
Copper	**570**	435
Nickel, Niobium, Mineral Sands	**141**	117
Zinc	**29**	31
Other	**(19)**	(15)
EBITDA	**875**	720
Net operating assets	**4,928**	5,473
Capital expenditure	**100**	176
Share of Group operating profit (%)	**24%**	24%
Share of Group net operating assets (%)	**13%**	15%

Operating profit increased significantly by 27% to $721 million on the back of higher copper, nickel and zinc prices.

Copper production was impacted adversely by an estimated 20,000 (attributable) tonne shortfall at Collahuasi arising from an outage of the main ore conveyor system, a change in mine sequencing and a failure of a major mill motor (in respect of which an insurance claim has been submitted). A recovery plan has been implemented and mill throughput of above design capacity is being achieved, but at marginally lower grades than budgeted.

Nickel production increased to 12,600 tonnes, following ramping up of the $67 million Codemin 2 project, which was commissioned towards the end of 2004 within budget and on time.

Namakwa Sands saw record production of zircon and rutile.

Skorpion's zinc output was unchanged at 56,300 tonnes. A tankhouse fire in February impacted production but it has since recovered well and 100% of design capacity was achieved in June. Black Mountain increased output of zinc and lead as it began to benefit from the higher grade Deeps orebody.

While cost savings and margin improvement targets continue to be achieved, the operations experienced significant upward pressure in uncontrollable costs arising from dollar weakness and increases in treatment and refining charges, freight, steel, power, acid, fuel and other costs.

Current growth initiatives include the Barro Alto feasibility study for a 30,000-35,000 tonnes per annum ferronickel operation in Brazil, as well as de-bottlenecking projects at both Namakwa Sands and Catalão and scoping studies for increases in production at Collahuasi and Los Bronces. The Chagres Smelter expansion and the Collahuasi molybdenum projects remain within budget and on time for commissioning in the fourth quarter.

Continued investor fund interest dominated base metal prices, which reached new highs during the first quarter, thereafter easing, before surging again in June. Conflicting signals continue to be seen, with weak first half demand in the OECD contrasting with stronger than anticipated Chinese consumption. Inventories remain at very low levels, although supply growth, particularly in the case of copper, has continued to pick up.

Platinum

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**410**	314
EBITDA	**610**	465
Net operating assets	**6,612**	6,618
Capital expenditure	**243**	292
Share of Group operating profit (%)	**14%**	14%
Share of Group net operating assets (%)	**18%**	18%

Anglo Platinum's operating profit rose by 31% to $410 million. Factors leading to this increase included higher dollar prices realised on metals sold, increased production and sales volumes, and a one-off benefit arising from a gain in the quantity of pipeline stocks. The adverse effect of the stronger average rand on the translation of costs was largely offset by gains on foreign exchange as the rand weakened during the first half of 2005.

Refined platinum production for the first half of 2005 rose by 9.5% to 1,268,500 ounces. The increase was due mainly to a shortening of the process pipeline and improved recoveries. Equivalent refined production from the mines managed by Anglo Platinum and its joint venture partners decreased by 18,100 ounces. This was primarily as a result of difficult geological and ground conditions at Amandelbult, Rustenburg and Union that were partly offset by new production from the expansion of the Kroondal Platinum Mine venture with Aquarius Platinum.

The current operational constraints at Amandelbult, Rustenburg and Union, together with the 2004 wage settlement of 8%, led to a 13.3% increase in rand unit costs compared with the first half of 2004. The added effect of the stronger average rand/dollar exchange rate for the period resulted in a cash operating cost per equivalent refined ounce of platinum of $873. Cost initiatives, including supply chain savings, yielded savings of $12 million in comparison with the 2004 cost base.

Anglo Platinum remains confident of the robustness of current and future demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis, with particular emphasis on forecast rand revenue streams, to ensure that returns are maintained and shareholder value is enhanced. The recent weakening of the rand against the US dollar, combined with strong prevailing metal prices, results in higher projected returns from the projects being evaluated. If this improvement appears sustainable, the development of certain projects may be accelerated.

Increased production volumes in the second half of 2005 are expected to result in refined platinum production of 2.6 million ounces for the full year. Demand for platinum continues to be strong and remains supportive of firm platinum prices. The most significant variable affecting operating profit in the second half of 2005 will be the rand/dollar exchange rate.

Coal

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**374**	201
South Africa	**205**	93
Australia	**48**	26
South America	**121**	82
EBITDA	**476**	286
Net operating assets	**2,350**	2,105
Capital expenditure	**126**	64
Share of Group operating profit (%)	**13%**	9%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal's operating profit was $374 million, 86% higher than for the first half of 2004, mainly as a result of improved export prices.

Export thermal coal prices, although well above historic average levels, have come off the peaks reached in 2004 and are currently at around US$50 per tonne. In Europe, prices are being supported by a strong energy sector, high gas and power prices and lower freight rates. Consequently, despite the increased cost of carbon credits, coal fired generation is enabling European utilities to realise healthy margins, which in turn underpin thermal coal price levels. In Asia, demand remains similarly firm, although Chinese stocks have been increasing. Coking coal markets remain firm, despite steel prices beginning to come under pressure in some regions. In South Africa and Australia, constraints associated with the rail and port infrastructure remain a concern.

Operating profit for South African sourced coal increased by 120% to $205 million. This reflects a 52% increase in export prices and a 1% increase in sales volume underpinned by a 3% improvement in production to 26.6 million tonnes. This production increase included 0.6 million tonnes from the new Mafube mine.

In Australia, operating profit was $48 million, which included a $28 million insurance claim relating to last year's incident at the Moranbah North coking coal mine (the 2004 first half insurance claim amounted to $33 million). Production increased to 12.7 million tonnes, including 1.9 million from Moranbah North which did not produce in the first half of 2004. The operating results were impacted by geological difficulties which restricted production at the Dartbrook thermal coal mine as well as the impact of carry over tonnage at Moranbah North. Total sales from the Australia region were 7% higher and export coal prices rose on average by 53%. Second half performance in Australia should be materially better than the first half with increased production levels and higher realised coking coal prices as new contracts become effective.

In Colombia, attributable sales tonnes increased by 4% to 4.3 million tonnes. This, together with continued tight cost control, resulted in attributable operating profit rising from $79 million in 2004 to $109 million. At the Carbones del Guasare operation in Venezuela, attributable sales tonnes increased by 1% to 0.8 million tonnes.

The new Isibonelo colliery project, which provides coal to Sasol in South Africa entered production in July, and satisfactory progress was made at the major Grasstree and Dawson projects in Australia. At Cerrejón in Colombia, the expansion to a total mine production of 28 million tonnes per annum is on track and is expected to be completed on time, and below budget, by 2007. A further expansion to 32 million tonnes has recently been approved. The initial drilling programme at Xiwan in China was completed successfully and further drilling and a pre-feasibility study will be concluded later this year.

Performance in the second half is expected to be positively impacted by the high prices for coking coal in Australia and completion of the carry-over contracts at Moranbah North.

Diamonds

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Share of associate's operating profit	**297**	340
EBITDA	**337**	375
Group's share of De Beers' net assets [1]	**2,114**	2,052
Share of Group operating profit (%)	**10%**	15%

[1] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

Attributable operating profit from De Beers of $297 million represented a 13% reduction against $340 million for the corresponding period last year. The decrease was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations.

Total production from De Beers and its partners grew by 23% to 23.7 million carats. As a result of the increased output, stocks have risen by about $400 million compared with the levels as at 30 June 2004.

Despite mixed economic data, it is estimated that demand for diamond jewellery in the United States was up by 6% on the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be 5% higher than for the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year owing to the level and quality of diamond marketing activity, as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, rose by 8% to total $3.2 billion. The DTC raised its rough diamond prices on two occasions.

De Beers recently announced the approval of two projects in Canada, the $513 million Snap Lake project and the $791 million Victor project (which is subject to regulatory approvals). Further expansion projects are under evaluation. During the reporting period, agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and the Russian diamond producer Alrosa in relation to the Alrosa Trade Agreement and allowed a 30-day period for public comment. The Commission is now considering any third party comments received.

The Group's share of De Beers' headline earnings was $153 million (30 June 2004: $183 million). Headline earnings for Diamonds totalled $270 million (30 June 2004: $169 million) and included preference share income of $26 million (30 June 2004: $35 million) and exchange gains related to the preference shares of $91 million (30 June 2004: $49 million loss). On 30 June 2005, De Beers redeemed a further 25% of the total 10% preference shares originally in issue, with Anglo American receiving $175 million.

The market for rough diamonds remains firm and it is expected that, unlike in previous years, sales in the second half of 2005 will at least match those of the first six months and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

Paper and Packaging

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**233**	328
Packaging	**132**	170
Business Paper	**89**	119
Other	**12**	39
EBITDA	**449**	523
Net operating assets	**6,636**	6,166
Capital expenditure	**392**	383
Share of Group operating profit (%)	**8%**	14%
Share of Group net operating assets (%)	**18%**	17%

Operating profit declined by 29% from $328 million to $233 million. While margin pressure continued across most key markets, Mondi delivered a further $96 million in cost savings and profit improvements.

The rebranding and reorganisation of the existing businesses under the Mondi name announced in November 2004 has gone extremely well. This has served to reduce overhead structures and costs and improve the company's visibility and attractiveness to customers.

Mondi Packaging's operating profit was $38 million lower at $132 million. The marginal impact of acquisitions in early 2004 and significant cost-saving and profit improvement initiatives have been offset by one-off restructuring costs and weak trading conditions, the latter owing mainly to a combination of lacklustre manufacturing growth in the core European markets and the strong euro eroding competitiveness internationally. There have, however, been some positive signs with improved order intake in the sack paper sector in recent months.

Mondi Business Paper's operating profit was down by 25% at $89 million. Sales volumes increased by 3%, mainly owing to additional output from the successful Ruzomberok PM18 rebuild, while cost saving and profit improvement initiatives yielded benefits of $43 million. During the first six months pricing remained under pressure owing to a strong euro attracting dollar denominated imports. Capacity utilisation is gradually improving which, together with the stronger dollar, is increasing the likelihood of price increases.

The Richards Bay RB720 project has been commissioned and ramp-up is ahead of budget, with full production expected during 2006. The PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005.

With effect from 1 January 2005, Mondi sold a 42% interest in its South African packaging business to Shanduka Resources in an empowerment transaction that values the entire business at $370 million.

The recent strengthening of the dollar may support a firming in euro based paper prices. Efforts will intensify to ensure the continued delivery of cost reductions and productivity gains.

Industrial Minerals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**193**	181
Tarmac	**183**	162
Copebrás	**10**	19
EBITDA	**317**	288
Net operating assets	**4,622**	4,535
Capital expenditure	**120**	130
Share of Group operating profit (%)	**6%**	8%
Share of Group net operating assets (%)	**13%**	12%

Industrial Minerals' operating profit of $193 million was $12 million higher than in the first half of 2004. Tarmac's operating profit was 13% higher, largely reflecting the additional contribution from the new Buxton cement plant which began operating in March 2004. Profits in Copebrás were $9 million down on 2004 owing to the combined effects of the Brazilian currency's appreciation relative to the dollar and reduced seasonal demand in Brazil, partially mitigated by improved prices.

In the UK, demand was comparable with 2004 and volumes were slightly above last year, though market conditions remain challenging. In general, margins were favoured by price increases in January 2005 although higher hydrocarbon costs lessened the benefit. Performance in the concrete products business was marginally better than in 2004, reflecting the benefits of restructuring; however, the impact was undermined by lower demand in the housing market, which particularly affected block sales. The cement plant at Buxton performed well, in line with expectations.

Tarmac has conducted a fundamental organisational review to facilitate improvements in customer service and efficiency, with Industrial Minerals achieving cost savings of $25 million in the year to date. The new organisation brings the benefit of greater alignment with a changing customer base, while better positioning Finance, HR, Procurement and other functions to lead continuous improvement in the UK and international operations. Supplementing the business development resources already established in the UK, Tarmac has recently created a new business development function, based in Frankfurt, to further strengthen its ability to grow its international business.

Tarmac's operating profit from its international businesses fell by 3%, largely attributable to weaker demand in Germany and Poland. Profit in Tarmac France improved 12% following small bolt-on acquisitions made in the past year. The business in Spain reported profits in line with last year on the back of stronger demand for concrete, offset by the increased cost of raw materials. Tarmac's operations in the Middle East continue to benefit from strong local demand. Progress continues in Tarmac China and a new quarry in the Shanghai region, which was adversely affected by delays in securing local land access rights, is now expected to commence operations in the second half of the year.

In Brazil, demand for fertiliser weakened following the drop in world soya prices and the consequent reduction in the number of farmers planting the crop. This had a negative effect on fertiliser sales but was offset by improved sales of other products and by higher prices.

The operational outlook for the year is for a continuation of challenging conditions in the UK offset in part by improved performance in Tarmac International. The impact of exchange rates will become more significant if the recent appreciation in the dollar continues.

Gold

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**154**	156
EBITDA	**415**	319
Net operating assets	**7,105**	6,971
Capital expenditure	**311**	234
Share of Group operating profit (%)	**5%**	7%
Share of Group net operating assets (%)	**19%**	19%

Operating profit compared with the corresponding period was 1% lower at $154 million, with total cash costs increasing from $254 to $281 per ounce, owing to inflationary cost increases and stronger operating currencies. These effects were partially offset by an 8% increase in the realised dollar gold price, and higher grades.

Gold production increased by 21% to 3 million ounces, following the inclusion of Ashanti's production for the full period compared to two months in the prior half year. The East and West Africa and Australia mines also posted increased production, particularly at Morila and Sunrise Dam.

Management continues to focus on the turnaround of the Ashanti Goldfields assets. AngloGold Ashanti has eight approved organic growth projects in the pipeline, including the Cuiabá expansion project in Brazil which was approved during the period. These projects will contribute nearly 15 million ounces at a weighted average cash cost of $184 per ounce. In addition there are several other projects awaiting approval. Organic growth and brownfields exploration represent the foundation of the company's strategic aim to replace ounces and grow the reserve and resource base.

In January, AngloGold Ashanti announced a significant restructuring of its hedge book, which saw its net hedge position reduce by some 2.2 million ounces to 10.49 million ounces, being 31% of five years' production. It is the company's intention to continue to actively manage its hedge book.

AngloGold Ashanti continues to focus on reducing costs and is targeting savings of $112 million of which $61 million has been achieved to date. Continuing cost pressures, particularly in oil price impacts and mining contractor costs, as well as continued local currency strength, have had the effect of negating some of the gains made on the cost management side.

The strong investor interest in gold during the latter half of 2004 abated in the first quarter of 2005, though there has been a return in buying interest in the second quarter. The price rally of the past three years appears underpinned by strong fundamentals, with the average spot price for the half-year at $427 per ounce.

AngloGold Ashanti recently announced that it had received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. The rights apply to AngloGold Ashanti's operating assets in South Africa.

Consolidated income statement
for the six months ended 30 June 2005

US$ million	Note	Before special items 6 months ended 30.06.05	Special items (note 5) 6 months ended 30.06.05	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Group revenue	4	**14,510**	**-**	**14,510**	**12,346**	**26,268**
Total operating costs		**(12,102)**	**(55)**	**(12,157)**	**(10,588)**	**(22,602)**
Operating profit from subsidiaries and joint ventures		**2,408**	**(55)**	**2,353**	**1,758**	**3,666**
Net (loss)/profit on disposals	5	**-**	**(1)**	**(1)**	1,005	1,015
Net income from associates	4	**339**	**68**	**407**	330	550
Total profit from operations and associates		**2,747**	**12**	**2,759**	**3,093**	**5,231**
Investment income		**320**	**-**	**320**	195	563
Investment expense		**(422)**	**-**	**(422)**	*(356)*	*(930)*
Net finance costs		**(102)**	**-**	**(102)**	**(161)**	**(367)**
Profit before tax		**2,645**	**12**	**2,657**	**2,932**	**4,864**
Income tax expense	6	**(554)**	**28**	**(526)**	(516)	(923)
Profit for the financial period		**2,091**	**40**	**2,131**	**2,416**	**3,941**
Attributable to:						
Minority interests		**307**	**(14)**	**293**	190	440
Equity shareholders of the Company	7	**1,784**	**54**	**1,838**	**2,226**	**3,501**
Earnings per share (US$)						
Basic	8			**1.27**	1.56	2.44
Diluted	8			**1.23**	1.50	2.35
Dividends						
Proposed dividend per share (US cents)				**28.0**	19.0	70.0
Proposed dividend (US$ millions)				**404**	273	1,007
Dividends paid during the period per share (US cents)				**51.0**	39.0	58.0
Dividends paid during the period (US$ millions)				**734**	554	827

The impact of acquired and discontinued operations on the results for the period is not material.

Headline earnings and headline earnings per share are set out in note 8.

Consolidated balance sheet
as at 30 June 2005

US$ million	Note	As at 30.06.05	As at 30.06.04	As at 31.12.04
Intangible fixed assets		**2,588**	2,501	2,644
Tangible fixed assets		**29,604**	30,227	33,172
Biological assets		**331**	374	374
Environmental rehabilitation trusts		**217**	182	237
Investments in associates		**3,269**	3,386	3,486
Financial asset investments		**851**	1,197	1,084
Deferred tax assets		**226**	97	128
Other financial assets (derivatives)		**266**	-	-
Other non current assets		**62**	-	66
Total non current assets		**37,414**	**37,964**	**41,191**
Inventories		**3,180**	3,148	3,549
Trade and other receivables		**5,289**	5,041	5,534
Current tax assets		**96**	192	220
Other current financial assets (derivatives)		**527**	-	-
Current financial asset investments		**5**	75	2
Cash and cash equivalents	17	**2,788**	2,495	2,955
Total current assets		**11,885**	**10,951**	**12,260**
Assets classified as held for sale	11	**757**	**-**	**-**
Total assets		**50,056**	**48,915**	**53,451**
Short term borrowings		**(2,623)**	(3,266)	(3,383)
Trade and other payables		**(4,500)**	(4,732)	(5,368)
Current tax liabilities		**(790)**	(679)	(831)
Other current financial liabilities (derivatives)		**(547)**	-	-
Total current liabilities		**(8,460)**	**(8,677)**	**(9,582)**
Medium and long term borrowings		**(7,250)**	(8,258)	(7,817)
Retirement benefit obligations		**(1,016)**	(1,081)	(1,201)
Other financial liabilities (derivatives)		**(406)**	-	-
Deferred tax liabilities		**(5,022)**	(5,279)	(5,810)
Provisions		**(1,370)**	(1,155)	(1,328)
Total non current liabilities		**(15,064)**	**(15,773)**	**(16,156)**
Liabilities directly associated with assets classified as held for sale	11	**(283)**	**-**	**-**
Total liabilities		**(23,807)**	**(24,450)**	**(25,738)**
Net assets		**26,249**	**24,465**	**27,713**
Equity				
Called-up share capital	9, 22	**747**	746	747
Share premium account	22	**1,634**	1,609	1,633
Other reserves	22	**1,100**	1,297	3,074
Retained earnings	22	**18,586**	16,673	17,671
Equity attributable to equity holders of the Company		**22,067**	**20,325**	**23,125**
Minority interests	22	**4,182**	4,140	4,588
Total equity		**26,249**	**24,465**	**27,713**

The interim financial information was approved by the board of directors on 3 August 2005.

Consolidated cash flow statement
for the six months ended 30 June 2005

US$ million	Note	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Cash inflows from operations	15	**3,074**	**2,242**	**5,291**
Dividends from associates		**300**	136	368
Dividends from financial asset investments		**4**	15	28
Income tax paid		**(447)**	(258)	(500)
Net cash inflows from operating activities		**2,931**	**2,135**	**5,187**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		**(111)**	(953)	(1,135)
Investment in associates		**(26)**	(1)	-
Purchases of tangible fixed assets	14	**(1,433)**	(1,428)	(3,166)
Purchases of biological assets	14	**(26)**	(28)	(67)
Purchases of financial asset investments		**(163)**	(3)	(108)
Loans granted to related parties		**-**	-	6
Disposal of subsidiaries, net of cash disposed	11	**67**	16	274
Sale of interests in joint ventures		**-**	37	37
Sale of interests in associates		**-**	1,180	1,424
Repayment of loans and capital from associates		**208**	220	299
Proceeds from disposal of tangible fixed assets		**37**	56	151
Proceeds from sale of financial asset investments		**226**	82	263
Loan repayments from related parties		**-**	16	-
Utilised in hedge restructure		**(69)**	-	-
Other adjustments		**10**	5	(4)
Net cash used in investing activities		**(1,280)**	**(801)**	**(2,026)**
Cash flows from financing activities				
Movement on current financial asset investments		**(5)**	(50)	23
Issue of shares by subsidiaries		**21**	146	146
Sale of treasury shares to employees		**82**	-	46
Interest received and other investment income		**102**	143	195
Interest paid		**(319)**	(314)	(601)
Dividends paid to minority interests		**(165)**	(100)	(178)
Issue of convertible debt		**-**	990	990
Repayment of short term borrowings		**(510)**	(1,539)	(1,830)
(Repayment)/receipt of medium and long term borrowings		**(33)**	174	(598)
Movement in minority loans		**-**	7	(2)
Other financing activity		**(45)**	(32)	(48)
Dividends paid to Company shareholders		**(727)**	(547)	(818)
Net cash used in financing activities		**(1,599)**	**(1,122)**	**(2,675)**
Net increase in cash and cash equivalents		**52**	**212**	**486**
Cash and cash equivalents at start of period[1]		**2,781**	2,186	2,186
Cash movements in period		**52**	212	486
Effects of changes in exchange rate		**(157)**	19	109
Cash and cash equivalents at end of period[1]	17	**2,676**	**2,417**	**2,781**

[1] Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 17.

Consolidated statement of recognised income and expense for the six months ended 30 June 2005

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Loss on revaluation of available-for-sale investments	**(20)**	-	-
Loss on cash flow hedges	**(87)**	-	-
Exchange differences on translation of foreign operations	**(2,557)**	548	2,617
Actuarial loss on defined benefit schemes	**(48)**	(11)	(26)
Other movements	**-**	(8)	(32)
Tax on items taken directly to equity	**53**	3	6
Net (expense)/income recognised directly in equity	**(2,659)**	532	2,565
Transfers			
Transferred to profit or loss on sale of available-for-sale investments	**(32)**	-	-
Transferred to profit or loss on cash flow hedges	**(6)**	-	-
Transferred to the initial carrying amount of hedged items on cash flow hedges	**(4)**	-	-
Transferred exchange differences on disposal of foreign operations	**-**	(5)	(30)
Tax on items transferred from equity	**1**	-	-
Profit for the period	**2,131**	2,416	3,941
Total recognised income and expense	**(569)**	2,943	6,476
Adoption of IAS 32 and IAS 39[1]	(127)	-	-
Total recognised income and expense for the period	**(696)**	**2,943**	**6,476**
Attributable to:			
Equity shareholders of the Company	**(451)**	2,691	5,721
Minority interests	**(245)**	252	755
	(696)	2,943	6,476

[1] Details of the accounting policy change are set out in note 24.

Notes to financial information

1. General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ('GAAP'), has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards ('IFRS'). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 7, 8 and 16 to this report.

2. Accounting policies

The interim financial report including all comparatives, has been prepared using the accounting policies consistent with IFRSs, including International Accounting Standard ('IAS') 34 *Interim financial reporting* and International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). These standards and interpretations are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. The Group has adopted early the proposed amendment to IAS 19 *Employee Benefits* which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

These statements are covered by IFRS 1 *First-time adoption of International Financial Reporting Standards*, because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005.

Except as set out in note 3 below, the same accounting policies and methods of computation are followed in the interim report as published by the Company in its news release on 9 May 2005 entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release, including full disclosure of these accounting policies, is available on the Company's website on www.angloamerican.co.uk. The policies have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments, and to discontinued operations and disposal groups, which have been applied prospectively as detailed in note 3, below.

3. Changes in accounting policies

Financial instruments

The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the periods ended 30 June 2004 and 31 December 2004 excludes any adjustments required from adoption of these two standards. Pro forma 2004 consolidated financial information including the impact of IAS 32 and IAS 39 is provided in the appendix to this press release.

As set out in note 24, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and 39 prospectively from 1 January 2005.

Discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Non current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell.

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as 'held for sale' as at 30 June 2005. The impact on the consolidated income statement for the period ended 30 June 2005 is a $36 million net charge.

4. Segmental information

Primary reporting format – by business segment

US$ million	Revenue[1] 6 months ended 30.06.05	Revenue[1] 6 months ended 30.06.04[5]	Revenue[1] Year ended 31.12.04	Operating profit before special items[2][3] 6 months ended 30.06.05	Operating profit before special items[2][3] 6 months ended 30.06.04	Operating profit before special items[2][3] Year ended 31.12.04	Net operating assets[4] 6 months ended 30.06.05	Net operating assets[4] 6 months ended 30.06.04	Net operating assets[4] Year ended 31.12.04
Subsidiaries and joint ventures									
Platinum[6]	**1,738**	1,446	3,065	**405**	308	527	**6,612**	6,618	7,607
Gold	**1,325**	1,051	2,396	**153**	156	296	**7,105**	6,971	7,459
Coal	**1,191**	828	1,914	**243**	115	321	**2,350**	2,105	2,546
Base Metals	**1,629**	1,548	3,232	**721**	576	1,280	**4,928**	5,473	5,180
Industrial Minerals	**2,021**	1,831	3,833	**191**	179	416	**4,622**	4,535	4,864
Ferrous Metals and Industries	**3,175**	2,380	5,137	**667**	266	591	**4,355**	5,017	5,592
Paper and Packaging	**3,431**	3,262	6,691	**226**	322	575	**6,636**	6,166	6,879
Exploration	**-**	-	-	**(67)**	(56)	(120)	**-**	-	-
Corporate Activities	**-**	-	-	**(131)**	(108)	(245)	**13**	34	14
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
Platinum	**29**	29	55	**5**	6	9			
Gold	**8**	7	13	**1**	-	-			
Diamonds	**1,628**	1,647	3,177	**297**	340	573			
Coal	**288**	212	468	**131**	86	176			
Base Metals	**-**	44	88	**-**	(8)	(4)			
Industrial Minerals	**14**	12	25	**2**	2	5			
Ferrous Metals and Industries	**519**	803	1,526	**124**	128	296			
Paper and Packaging	**149**	109	228	**7**	6	(6)			
Corporate Activities	**-**	90	90	**-**	7	7			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2005 was $36 million (June 2004: $40 million, December 2004: $81 million) and relates principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit from associates is stated before operating special items set out in note 5. It is reconciled to 'Net income from associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit from associates before special items	**567**	567	1,056
Special items	**-**	-	(117)
Operating profit from associates after special items	**567**	567	939
Net profit on disposals	**68**	2	10
Net finance costs	**(40)**	(66)	(100)
Income tax expense	**(185)**	(164)	(280)
Underlying minority interest	**(3)**	(9)	(19)
Net income from associates	**407**	330	550

[3] Operating profit including associates is stated before operating special items set out on in note 5. It is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit including associates before special items	**2,975**	2,325	4,697
Special items:			
Subsidiaries and joint ventures	(55)	-	25
Industrial Minerals	(16)	-	(9)
Gold	(38)	-	(1)
Base Metals	-	-	(120)
Ferrous Metals and Industries	(1)	-	155
Associates			
Base Metals	-	-	(117)
Operating profit including associates after special items	**2,920**	2,325	4,605
Net (loss)/profit on disposals			
Subsidiaries and joint ventures	(1)	1,005	1,015
Associates	68	2	10
Associates' net finance costs	(40)	(66)	(100)
Associates' income tax expense	(185)	(164)	(280)
Associates' underlying minority interests	(3)	(9)	(19)
Total profit from operations and associates	**2,759**	3,093	5,231

[4] Net operating assets at 30 June 2005 consist of tangible ($29,604 million) and intangible assets ($2,588 million), biological assets ($331 million), inventories ($3,180 million) and operating debtors ($4,218 million) less non-interest bearing current liabilities ($3,300 million).

[5] Base Metals' turnover for the period to 30 June 2005 and for the year to 31 December 2004 is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, total Base Metals' turnover for the period to 30 June 2004 would be $1,501 million. There is no impact on operating profit for either 2005 or 2004.

[6] See note 20.

Secondary reporting format – by geographical segment (by origin)

US$ million	Revenue			Operating profit before special items[1]			Net operating assets		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
South Africa	**5,849**	4,920	10,279	**1,156**	640	1,217	**15,187**	16,039	18,258
Rest of Africa	**553**	259	804	**15**	29	44	**4,218**	4,065	4,184
Europe	**5,085**	4,645	9,449	**370**	395	783	**9,271**	9,002	9,756
North America	**342**	437	1,018	**14**	21	21	**465**	853	603
South America	**1,742**	1,430	3,176	**755**	609	1,418	**4,688**	4,460	4,564
Australia and Asia	**939**	655	1,542	**98**	64	158	**2,792**	2,500	2,776
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
South Africa	**768**	838	1,565	**139**	130	170			
Rest of Africa	**1,065**	1,042	1,972	**192**	215	356			
Europe	**359**	461	969	**60**	91	166			
North America	**-**	288	461	**-**	29	32			
South America	**263**	202	447	**107**	72	249			
Australia and Asia	**180**	122	256	**69**	30	83			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Operating profit including associates is stated before special items as set out in note 5. Operating profit including associates after special items for the period ended 30 June 2005 is $1,263 million for South Africa, $414 million for Europe and $160 million for Australia and Asia. There were no special items affecting operating profit in the period to 30 June 2004. Operating profit including associates after special items for the year ended 31 December 2004 was $1,168 million for South Africa, $940 million for Europe, $209 million for North America, and $1,647 million for South America.

5. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals. Special items that relate to changes in the portfolio of business are included below operating profit on the income statement. These items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Special items: operating			
Closure of Ergo	**(31)**	-	-
Impairment of Loch Aline	**(12)**	-	-
Reversal of impairment of Terra Industries Inc	**-**	-	154
Impairment of Black Mountain Mineral Development	**-**	-	(100)
Write down of assets at Mantos Blancos SA	**-**	-	(20)
Other impairments	**(12)**	-	(9)
Total special items: operating	**(55)**	-	25
Taxation	**17**	-	6
Minority interests	**12**	-	(1)
	(26)	-	30
Profits and (losses) on disposals			
Anticipated disposal of Hope Downs	**(50)**	-	-
Sale of Acerinox	**25**	-	-
Disposal of Wendt	**21**	-	-
Part disposal of Mondi Packaging South Africa	**(18)**	-	-
Sale of Columbus	**14**	-	-
Disposal of interest in Gold Fields Ltd	**-**	464	464
Gains on deemed disposal of AngloGold	**-**	415	415
Gains on disposal of Pandora	**-**	15	15
Part disposal of Western Areas	**7**	-	45
Disposal of remaining interest in FirstRand Limited	**-**	32	32
Disposal of interest in Nkomati	**-**	28	28
Disposal of interest in Avgold	**-**	25	25
Disposal of Terra Industries Inc	**-**	-	13
Loss on disposal of Hudson Bay Mining and Smelting Co. Ltd.	**-**	-	(10)
Other items	**-**	26	(12)
Net (loss)/profit on disposals	**(1)**	1,005	1,015
Taxation	**11**	(32)	(44)
Minority interests	**2**	3	(1)
	12	976	970
Associates' special items			
Net profit on disposals			
Disposal of Samancor Chrome	**52**	-	-
Other	**16**	2	10
Operating impairment charge – Palabora Mining Company Limited	**-**	-	(117)
Total associates' special items	**68**	2	(107)
Taxation	**-**	-	36
Minority interests	**-**	-	-
	68	2	(71)
Total special items (net of tax and minority interests)	**54**	978	929

6. Tax on profit on ordinary activities

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
United Kingdom corporation tax at 30%	**55**	55	61
South Africa taxation	**224**	97	253
Other overseas taxation	**323**	132	347
Total current tax	**602**	**284**	**661**
Deferred taxation	**(48)**	200	260
Total deferred tax	**(48)**	**200**	**260**
Total tax on special items	**(28)**	**32**	**2**
Total tax charge	**526**	**516**	**923**

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, including associates' tax, will remain above the statutory rate of 30%.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the period ended 30 June 2005 is $185 million (June 2004: $164 million; December 2004: $280 million).

7. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit for the financial period and its headline earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to headline earnings is given in note 8. Group operating profit is reconciled to 'Profit for the financial period' as set out in the table below:

	6 months ended 30.06.05					
US$ million	Operating profit before special items[1]	Operating profit after special items	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	Total
By business segment						
Platinum	**410**	**410**	-	-	(151)	**259**
Gold	**154**	**116**	38	-	(81)	**73**
Diamonds	**297**	**297**	-	-	(27)	**270**
Coal	**374**	**374**	-	-	(111)	**263**
Base Metals	**721**	**721**	-	-	(196)	**525**
Industrial Minerals	**193**	**177**	16	-	(53)	**140**
Ferrous Metals and Industries	**791**	**790**	1	-	(378)	**413**
Paper and Packaging	**233**	**233**	-	-	(101)	**132**
Exploration	**(67)**	**(67)**	-	-	17	**(50)**
Corporate Activities	**(131)**	**(131)**	-	-	(110)	**(241)**
Total/Headline earnings	**2,975**	**2,920**	55	-	(1,191)	**1,784**
Headline earnings adjustments (note 8)			(55)	67	42	**54**
Profit for the financial period[2]						**1,838**

[1] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 4.
[2] Profit for the financial period is the amount attributable to equity shareholders.

US$ million	6 months ended 30.06.04 Operating profit before special items	Operating profit after special items	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	Total
By business segment						
Platinum	**314**	**314**	-	-	(177)	**137**
Gold	**156**	**156**	-	-	(89)	**67**
Diamonds	**340**	**340**	-	-	(171)	**169**
Coal	**201**	**201**	-	-	(53)	**148**
Base Metals	**568**	**568**	-	-	(134)	**434**
Industrial Minerals	**181**	**181**	-	-	(61)	**120**
Ferrous Metals and Industries	**394**	**394**	-	-	(186)	**208**
Paper and Packaging	**328**	**328**	-	-	(105)	**223**
Exploration	**(56)**	**(56)**	-	-	14	**(42)**
Corporate Activities	**(101)**	**(101)**	-	-	(115)	**(216)**
Total/Headline earnings	**2,325**	**2,325**	-	-	(1,077)	**1,248**
Headline earnings adjustments (note 8)			-	1,007	(29)	**978**
Profit for the financial period						**2,226**

US$ million	Year ended 31.12.04 *Operating* profit before special items	*Operating* profit after special items	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	Total
By business segment						
Platinum	**536**	**536**	-	-	(296)	**240**
Gold	**296**	**295**	1	-	(157)	**139**
Diamonds	**573**	**573**	-	-	(305)	**268**
Coal	**497**	**497**	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	(270)	**(508)**
Total/Headline earnings	**4,697**	**4,605**	92	-	(2,125)	**2,572**
Headline earnings adjustments (note 8)			(92)	1,025	(4)	**929**
Profit for the financial year						**3,501**

8. Earnings per share

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders:			
Basic earnings per share (US$)	**1.27**	1.56	2.44
Diluted earnings per share (US$)	**1.23**	1.50	2.35
Headline earnings for the financial period[1]:			
Basic earnings per share (US$)	**1.24**	0.87	1.79
Diluted earnings per share (US$)	**1.19**	0.84	1.73

[1] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Earnings			
Basic earnings being profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501
Effect of dilutive potential ordinary shares:			
Interest on convertible loan notes (net of tax)	**15**	15	29
Diluted earnings	**1,853**	2,241	3,530
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,442**	1,429	1,434
Effect of dilutive potential ordinary shares[2]:			
Share options	**19**	19	18
Convertible loan notes	**48**	48	48
Diluted number of ordinary shares outstanding[1]	**1,509**	1,496	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.
[2] Dilutive earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The calculation of basic and diluted earnings per share based on headline earnings uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501	**1.27**	1.56	2.44
Special items: operating	**55**	-	(25)	**0.04**	-	(0.02)
Net loss/(profit) on disposals	**1**	(1,005)	(1,015)	**-**	(0.71)	(0.71)
Special items: associates	**(68)**	(2)	107	**(0.04)**	-	0.08
Related tax	**(28)**	32	2	**(0.02)**	0.02	-
Related minority interest	**(14)**	(3)	2	**(0.01)**	-	-
Headline earnings for the financial period	**1,784**	1,248	2,572	**1.24**	0.87	1.79

9. Called-up share capital

	6 months ended 30.06.05		6 months ended 30.06.04		Year ended 31.12.04	
	Number of shares	US$ million	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**1,493,849,673**	**747**	1,491,985,521	746	1,493,839,387	747

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2005, 10,286 (June 2004: 6,946; December 2004: 15,110) ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees. No ordinary shares were allotted on exercise of employee share option plans (June 2004: 2,182,665; December 2004: 4,028,867).

10. Acquisition of subsidiaries

No significant acquisitions were made during the 6 months to 30 June 2005 and there were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

Other acquisitions in the year ended 31 December 2004 included additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This was the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration was paid in the year ended 31 December 2004. The remaining $86 million additional consideration was paid during the six months ended 30 June 2005.

11. Disposal of subsidiaries and businesses

US$ million	6 months ended 30.06.05
Net assets disposed:	
Intangible fixed assets	1
Tangible fixed assets	34
Financial asset investments	12
Investments in associates	2
Deferred tax assets	1
Inventories	25
Trade and other receivables	33
Current financial asset investments	-
Cash and cash equivalents	7
Short term borrowings	-
Other current liabilities	(58)
Medium and long term borrowings	(1)
Provisions	(8)
Minority interests	(3)
Profit on disposal	29
Disposal proceeds	74
Total proceeds	
Net cash and cash equivalents disposed	(7)
Deferred consideration or allotted shares	-
Net cash inflow from disposal of subsidiaries during the year	**67**

Subsidiaries and businesses disposed of during the period contributed $1 million to total profit for the financial period.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2005. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Boart	Hope Downs	Other	Total
Intangible fixed assets	32	-	-	32
Tangible fixed assets	123	170	14	307
Financial asset investments	18	-	-	18
Deferred tax assets	22	-	-	22
Total non current assets	**195**	**170**	**14**	**379**
Inventories	121	-	-	121
Trade and other receivables	219	-	-	219
Cash and cash equivalents	38	-	-	38
Total current assets	**378**	**-**	**-**	**378**
Total assets	**573**	**170**	**14**	**757**
Short term borrowings	(7)	-	-	(7)
Trade and other payables	(139)	-	-	(139)
Total current liabilities	**(146)**	**-**	**-**	**(146)**
Medium and long term borrowings	(5)	-	-	(5)
Retirement benefit obligations	(72)	-	-	(72)
Deferred tax liabilities	-	(49)	-	(49)
Provisions	(11)	-	-	(11)
Total non current liabilities	**(88)**	**(49)**	**-**	**(137)**
Total liabilities	**(234)**	**(49)**	**-**	**(283)**
Net assets	**339**	**121**	**14**	**474**

The net carrying amount of assets and associated liabilities reclassified as held for sale were written down by $36 million (after tax) in the current period to their fair value less costs to sell. The above assets and liabilities are held principally within Ferrous Metals and Industries.

12. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2004.

There were no significant contingent assets in the Group at either 31 December 2004 or at 30 June 2005.

At 31 December 2004, contingent liabilities comprised aggregate amounts of $272 million in respect of loans and performance guarantees given to banks and other third parties.

At 31 December 2004, AngloGold North America had $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group where an outcome cannot be foreseen and as such any loss cannot be reliably measured. Provision is made for all liabilities that are expected to materialise.

13. Exploration expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**9**	11	13
Gold	**22**	19	43
Coal	**4**	3	9
Base Metals	**20**	18	41
Ferrous Metals and Industries	**12**	5	14
	67	56	120

14. Capital expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Platinum	**243**	292	633
Gold	**311**	234	585
Coal	**126**	64	218
Base Metals	**100**	176	367
Industrial Minerals	**120**	130	304
Paper and Packaging	**392**	383	758
Ferrous Metals and Industries	**133**	144	284
Other	**8**	5	17
Purchase of tangible fixed assets	**1,433**	1,428	3,166
Purchase of biological assets	**26**	28	67
	1,459	1,456	3,233

15. Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit before tax	**2,657**	2,932	4,864
Depreciation and amortisation	**1,199**	963	2,107
Share option expense	**40**	32	50
Special items of subsidiaries and joint ventures	**56**	(1,005)	(1,040)
Net finance costs	**102**	161	367
Fair value gains	**(43)**	-	-
Net income from associates	**(407)**	(330)	(550)
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

16. EBITDA by business segment

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**610**	465	853
Gold	**415**	319	694
Diamonds	**337**	375	655
Coal	**476**	286	687
Base Metals	**875**	720	1,625
Industrial Minerals	**317**	288	638
Ferrous Metals and Industries	**961**	563	1,231
Paper and Packaging	**449**	523	978
Exploration	**(67)**	(56)	(120)
Corporate Activities	**(124)**	(83)	(210)
EBITDA	**4,249**	3,400	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Total profit from operations and associates	**2,759**	3,093	5,231
Special items (including associates)	**55**	-	92
Net profit on disposals (including associates)	**(67)**	(1,007)	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**1,199**	963	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**303**	351	626
EBITDA	**4,249**	3,400	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
EBITDA	**4,249**	3,400	7,031
Share of operating profit of associates, before special items	**(567)**	(567)	(1,056)
Underlying depreciation and amortisation in associates	**(75)**	(112)	(227)
Share option expense	**40**	32	50
Fair value gains	**(43)**	-	-
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

17. Cash and cash equivalents

US$ million	**As at 30.06.05**	As at 30.06.04	As at 31.12.04
Cash and cash equivalents per balance sheet			
Continuing operations	**2,788**	2,495	2,955
Disposal groups	**38**	-	-
Bank overdrafts			
Continuing operations	**(143)**	(78)	(174)
Disposal groups	**(7)**	-	-
Net cash and cash equivalents per cash flow statement	**2,676**	2,417	2,781

18. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year[1] Carrying value	Hedge[2]	Current financial asset investments	Total net debt
Opening balance at 1 January 2005	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	-	(144)	-	-	(207)
Adjusted opening balance sheet at 1 January 2005	2,781	(3,272)	-	(7,961)	-	2	(8,450)
Cash flow	52	510	-	33	-	5	600
Disposal of business (note 11)	-	-	-	1	-	-	1
Accretion of convertible debt	-	-	-	(23)	-	-	(23)
Reclassifications	-	(59)	-	59	-	-	-
Movement in fair value	-	-	-	(25)	24	-	(1)
Exchange movements	(157)	341	-	661	-	(2)	843
Closing balance at 30 June 2005	**2,676**	**(2,480)**	**-**	**(7,255)**	**24**	**5**	**(7,030)**

The Group's net debt position as at 30 June 2005, disclosed above, includes the following balances that have been reclassified as 'held for sale' at period end and are included within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale':

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year Carrying value	Hedge[2]	Current financial asset investments	Total net funds
Disposal groups	31	-	-	(5)	-	-	26

[1] Debt due after 1 year includes convertible debt of $1,954 million and excludes overdrafts (see note 17).
[2] Derivatives of net debt items that have been designated as hedges and are effective are included within this table to give a true reflection of the Group's net debt position at period end. These derivatives are classified within 'Other current financial assets (derivatives)', 'Other financial assets (derivatives)', 'Other current financial liabilities (derivatives)' and 'Other financial liabilities (derivatives)' in the balance sheet.

19. Events occurring after end of the period

Effective 29 July 2005, the Boart Longyear Group has been sold to Advent International plc for an enterprise value of $545 million. For the purpose of reporting as at 30 June 2005 Boart Longyear was treated as a disposal group.

A cash settlement of A$231 million ($176 million) was received by Kumba on 1 July 2005 on sale of its 49% interest in the Hope Downs project. The disposal follows the exercise of an option to purchase this interest by Kumba's local partner in the project.

Since the end of the period, AngloGold Ashanti has received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

20. Changes in estimates

Anglo Platinum – Metal inventories

During the period, Anglo Platinum changed its estimate of the quantities of valuation of inventory based on the outcome of a physical count of in-process metal inventory. Anglo Platinum runs a theoretical metal inventory system based on inputs, the results of previous physical counts and outputs. Due to the nature of in-process inventories being contained in weirs, pipes and other vessels, physical counts only take place periodically.

This change in estimate has had the effect of increasing the value of inventory disclosed in the financial statements by $54 million to $524 million. This results in the recognition of an after-tax gain of $38 million.

21. Related party transactions

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Société Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest was ceded during 2004 by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American only accounts for its direct 45% interest in DBI. Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares as interest income.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with associates and others in which the Group has a material interest. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Dividends received from associates during the period totalled $300 million (June 2004: $136 million; December 2004: $368 million), as disclosed in the consolidated cash flow statement on page 18.

22. Consolidated interim statement of changes in shareholders' equity

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	2,210	-	481	-	252	2,943
Dividends paid	-	(554)	-	-	-	-	(554)
Shares issued	333	-	-	-	-	-	333
Share based payments	-	5	19	-	-	3	27
Subsidiary shares issued	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	(425)	(425)
Dividends paid to minority interests	-	-	-	-	-	(100)	(100)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 30 June 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Balance at 1 July 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Total recognised income and expense	-	1,264	-	1,766	-	503	3,533
Dividends paid	-	(273)	-	-	-	-	(273)
Shares issued	25	-	-	-	-	-	25
Share based payments	-	7	11	-	-	-	18
Minority interest acquired	-	-	-	-	-	23	23
Dividends paid to minority interests	-	-	-	-	-	(78)	(78)
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39[2]	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	1,798	-	(2,147)	(97)	(123)	(569)
Dividends paid	-	(734)	-	-	-	-	(734)
Shares issued	1	-	-	-	-	-	1
Share based payments	-	-	35	-	-	3	38
Disposal of business	-	-	-	-	-	(3)	(3)
Minority interest acquired	-	-	-	-	-	3	3
Dividends paid to minority interests	-	-	-	-	-	(165)	(165)
Exercise of employee share options	-	82	-	-	-	-	82
Other movements	-	-	9	-	-	1	10
Balance at 30 June 2005	**2,381**	**18,586**	**99**	**100**	**901**	**4,182**	**26,249**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Details of the accounting policy change is set out in note 24 to the press release.

23. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRSs), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period to 30 June 2004 and the year to 31 December 2004; and
- proforma IAS 32 and IAS 39 information for the period to 30 June 2004 and the year to 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatement. A summary of the detailed information presented in the news release is provided below:

Reconciliation of equity

US$ million	As at 01.01.04	As at 30.06.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,782)	(1,899)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Total equity and reserves presented under IFRS	**21,196**	**24,465**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	6 months ended 30.06.04	Year ended 31.12.04
Attributable profit under UK GAAP	**1,709**	**2,913**
Reclassification of unrealised gains	424	427
Deferred tax on fair value adjustments	2	41
Defined benefit pension schemes	8	-
Recycling of currency translation adjustments	-	30
Treatment of De Beers' preference shares	(5)	(69)
Reversal of goodwill amortisation	104	205
Fair value of biological assets	(4)	(21)
Share based payments	(14)	(21)
Net impact of other IFRS adjustments	2	(4)
Attributable profit under IFRS	**2,226**	**3,501**

[1] Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of £126 million ($227 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportional consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as 'current asset investments' as 'cash equivalents' in accordance with IAS 7.

24. Adoption of IAS 32 and IAS 39

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	Restated IFRS 01.01.05
Intangible fixed assets		2,644	-	2,644
Tangible fixed assets	1	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Financial asset investments		1,084	58	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	2	-	675	675
Other non current assets		66	-	66
Total non current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	2	-	670	670
Current financial asset investments		2	-	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings		(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	2	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	3	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	2	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	4	-	50	50
Convertible debt reserve	5	-	128	128
Available for sale reserve		-	48	48
Other		3,074	-	3,074
Retained earnings	4	17,671	(231)	17,440
Equity attributable to equity holders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

The IFRS news release issued on 9 May 2005 sets out the detailed accounting policies for the Group's financial instruments and a reconciliation by adjustment type on adoption of IAS 32 and IAS 39.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives;
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

A summary of the more significant adjustments is set out below:

1. The reduction in tangible fixed assets was largely due to an impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount.

2. All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within 'Other financial assets (derivatives)' or 'Other financial liabilities (derivatives).' They are classified as current or non current depending on the maturity of the derivative.

3. The increase in 'medium and long term borrowings' is largely due to a $277 million increase following the separate presentation of derivatives within 'Other financial assets (derivatives)' and 'Other financial liabilities (derivatives)'. This is partially offset by a $133 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

4. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the 'cash flow hedge reserve' at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

5. The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

   The conversion option within the convertible bond issued by AngloGold Ashanti however is classified as a liability within 'Other financial liabilities (derivatives).' This accounting treatment follows recent IFRIC guidance.

The pro forma information presented in the IFRS news release assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with IAS 34, and the requirements of International Financial Reporting Standard 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2005

Production Statistics

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,291,400**	1,182,700	2,498,200
Palladium	**731,700**	634,900	1,331,800
Rhodium	**175,700**	109,300	258,600
Nickel (tonnes)	**11,200**	11,300	22,700
AngloGold Ashanti (gold in troy ounces)[2][3]			
South Africa	**1,330,000**	1,529,000	3,079,000
Argentina	**108,000**	82,000	211,000
Australia	**261,000**	184,000	410,000
Brazil	**167,000**	163,000	334,000
Ghana	**342,000**	123,000	485,000
Guinea	**123,000**	17,000	83,000
Mali	**261,000**	211,000	475,000
Namibia	**37,000**	31,000	67,000
Tanzania	**357,000**	233,000	570,000
USA	**152,000**	148,000	329,000
Zimbabwe	**-**	4,000	9,000
	3,138,000	2,725,000	6,052,000
Gold Fields (gold in troy ounces)[4]			
Gold	**-**	207,000	207,000
Anglo Coal (tonnes)			
South Africa:			
Eskom	**16,585,200**	15,995,300	33,668,300
Trade - Thermal	**9,170,800**	9,033,000	18,648,600
Trade - Metallurgical	**852,800**	912,300	2,143,700
	26,608,800	25,940,600	54,460,600
Australia:			
Thermal	**8,147,700**	8,694,000	17,378,800
Metallurgical	**4,591,000**	3,300,800	8,203,800
	12,738,700	11,994,800	25,582,600
South America:			
Thermal	**4,835,300**	4,891,700	9,589,600
	44,182,800	42,827,100	89,632,800
Anglo Coal (tonnes)			
South Africa:			
Bank	**1,415,600**	1,271,600	2,733,100
Greenside	**1,345,600**	1,378,300	2,754,800
Goedehoop	**3,029,100**	3,201,200	6,462,100
Kriel	**5,918,800**	5,360,400	11,059,500
Kleinkopje	**2,090,800**	2,226,000	4,691,600
Landau	**1,760,000**	1,573,500	3,474,100
New Denmark	**2,007,500**	2,279,100	4,975,800
New Vaal	**8,066,200**	8,355,800	17,312,000
Nooitgedacht	**382,400**	294,700	676,600
Mafube	**592,800**	-	321,000
	26,608,800	25,940,600	54,460,600
Australia:			
Callide	**4,851,500**	4,774,200	9,355,300
Drayton	**2,043,900**	2,035,900	4,278,800
Dartbrook	**501,000**	1,062,600	2,268,100
German Creek	**1,433,600**	1,690,400	4,047,600
Jellinbah East	**461,900**	420,900	925,200
Moranbah	**1,861,400**	153,400	1,125,900
Dawson Complex	**1,585,400**	1,857,400	3,581,700
	12,738,700	11,994,800	25,582,600
South America:			
Carbones del Guasare	**748,200**	866,400	1,677,600
Carbones del Cerrejon	**4,087,100**	4,025,300	7,912,000
	4,835,300	4,891,700	9,589,600

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Base Metals			
Copper (tonnes)[5]			
Collahuasi (44% basis)	**93,000**	84,300	211,700
Mantos Blancos	**71,300**	75,400	155,000
Minera Sur Andes	**150,000**	150,800	300,400
Black Mountain and Hudson Bay	**1,300**	43,200	79,500
Other	**-**	10,200	19,400
	315,600	363,900	766,000
Nickel (tonnes)			
Loma de Níquel	**8,300**	8,500	17,400
Codemin	**4,300**	3,100	6,500
Other	**-**	100	100
	12,600	11,700	24,000
Zinc (tonnes)			
Hudson Bay	**-**	52,700	107,000
Black Mountain	**16,200**	13,300	28,200
Skorpion	**56,300**	56,700	119,200
Lisheen	**81,300**	80,500	156,300
	153,800	203,200	410,700
Lead (tonnes)			
Black Mountain	**19,500**	16,800	37,500
Lisheen	**10,300**	9,500	17,200
	29,800	26,300	54,700
Mineral sands (tonnes)			
Slag tapped	**83,600**	81,800	169,300
Iron tapped	**53,200**	51,100	105,900
Zircon	**63,100**	58,700	119,100
Rutile	**14,700**	10,800	23,700
Niobium (tonnes)			
Catalão	**1,900**	1,700	3,500
Anglo Industrial Minerals (tonnes)			
Aggregates	**38,425,000**	33,225,000	70,448,300
Lime products	**751,800**	503,600	1,185,700
Concrete (m^3)	**4,204,000**	4,167,000	8,310,800
Sodium tripolyphosphate	**60,700**	55,900	115,700
Phosphates	**471,000**	563,200	1,169,300
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers (tonnes)	**1,336,298**	1,297,060	2,600,291
Corrugated board and boxes (m m^2)	**1,169**	1,028	2,103
Paper sacks	**1,667**	1,660	3,251
Coating and release liners (m m^2)	**868**	841	1,661
Pulp – external (tonnes)	**85,282**	74,266	153,045
Mondi Business Paper			
Uncoated wood free paper (tonnes)	**938,582**	928,634	1,881,851
Pulp – external (tonnes)	**66,989**	25,494	53,142
Wood chips (green metric tonnes)	**877,693**	1,149,200	2,125,858
Mondi Packaging South Africa			
Packaging papers (tonnes)	**182,384**	185,962	365,557
Corrugated case material (m m^2)	**154**	156	335
Newsprint and other			
Newsprint (attributable share) (tonnes)	**247,636**	294,759	550,986
Mining timber (tonnes)	**59,981**	74,100	154,727

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited(6)			
Iron ore production	**15,511,000**	15,284,000	30,112,000
Coal	**10,054,000**	9,496,000	19,444,000
Zinc	**53,000**	56,000	116,000
Heavy minerals	**345,000**	374,000	694,000
Highveld Steel			
Vanadium slag	**32,612**	32,516	67,587
Rolled products	**319,627**	325,123	674,013
Continuous cast blocks	**421,315**	456,971	922,477
Samancor			
Manganese ore (mtu m)	**46**	53	106
Manganese alloys	**164,400**	173,960	321,100
Scaw Metals			
Rolled products	**179,237**	216,517	458,000
Cast products	**63,018**	68,565	110,000
Grinding media	**223,533**	194,793	429,000
Tongaat-Hulett			
Sugar	**388,810**	392,510	756,000
Aluminium	**94,348**	79,600	162,000
Starch and glucose	**283,436**	277,670	576,000
Hippo Valley			
Sugar	**74,946**	60,398	200,000

(1) Includes Anglo Platinum's share of Northam Platinum Limited.
(2) See the published results of Anglo Platinum Limited or AngloGold Ashanti Limited for further analysis of production information.
(3) 2005 excludes Ergo production. Ergo production for the 6 months ended 30 June 2004 was 121,000 ounces and for the year ended 31 December 2004 was 222,000 ounces.
(4) Gold Fields was sold in March 2004.
(5) In respect of the 6 months ended 30 June 2005, production for Palabora is excluded.
(6) See the published results of Kumba Resources Limited for further analysis of production information.

The figures above and on the previous pages include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates with the exception that the production for AngloGold Ashanti is on an attributable basis for all of its operations.

Exchange rates and commodity prices

US dollar exchange rates	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Average spot prices for the period			
South African rand	**6.21**	6.67	6.44
Sterling	**0.53**	0.55	0.55
Euro	**0.78**	0.81	0.80
Australian dollar	**1.29**	1.35	1.36
Chilean peso	**580**	609	609
Period end spot prices			
South African rand	**6.68**	6.23	5.65
Sterling	**0.56**	0.55	0.52
Euro	**0.83**	0.82	0.74
Australian dollar	**1.31**	1.44	1.28
Chilean peso	**579**	636	556

Commodity prices Average market prices for the period	***6 months ended*** **30.06.05**	*6 months ended* 30.06.04	*Year ended* 31.12.04
Gold – US$/oz	**427**	401	409
Platinum – US$/oz	**867**	850	847
Palladium – US$/oz	**190**	248	231
Rhodium – US$/oz	**1,583**	696	991
Copper – US cents/lb	**151**	125	130
Nickel – US cents/lb	**720**	619	628
Zinc – US cents/lb	**59**	48	48
Lead – US cents/lb	**45**	38	40
European eucalyptus pulp price (CIF) – US$/tonne	**575**	525	520

Summary by business segment

US$ million	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Headline earnings/(loss)	
	6 months ended 30.06.05	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04
Platinum	**1,767**	1,475	**610**	465	**410**	314	**259**	137
Gold	**1,333**	1,058	**415**	319	**154**	156	**73**	67
Diamonds	**1,628**	1,647	**337**	375	**297**	340	**270**	169
Coal	**1,479**	1,040	**476**	286	**374**	201	**263**	148
South Africa	**681**	501	**231**	115	**205**	93	**142**	64
Australia	**536**	343	**109**	71	**48**	26	**36**	26
South America	**262**	196	**136**	100	**121**	82	**85**	58
Base Metals	**1,629**	1,592	**875**	720	**721**	568	**525**	434
Copper	**1,118**	969	**673**	530	**570**	435	**413**	351
Collahuasi	**319**	237	**209**	154	**174**	126	**133**	102
Minera Sur Andes	**559**	463	**355**	269	**306**	221	**216**	175
Mantos Blancos	**240**	225	**110**	110	**90**	96	**64**	80
Palabora and other	**-**	44	**(1)**	(3)	**-**	(8)	**-**	(6)
Nickel, Niobium, Mineral Sands	**324**	265	**164**	139	**141**	117	**103**	70
Catalão	**25**	22	**11**	11	**10**	10	**6**	9
Codemin	**65**	41	**36**	23	**33**	21	**34**	11
Loma de Níquel	**143**	136	**89**	87	**79**	77	**47**	43
Namakwa Sands	**91**	64	**28**	16	**19**	8	**16**	6
Nkomati and other	**-**	2	**-**	2	**-**	1	**-**	1
Zinc	**187**	358	**56**	66	**29**	31	**26**	27
Black Mountain	**33**	35	**6**	(1)	**6**	(3)	**4**	(2)
Hudson Bay	**-**	204	**-**	42	**-**	23	**-**	19
Lisheen	**68**	95	**23**	17	**17**	11	**21**	11
Skorpion	**86**	24	**27**	8	**6**	-	**1**	(1)
Other	**-**	-	**(18)**	(15)	**(19)**	(15)	**(17)**	(14)
Industrial Minerals	**2,035**	1,843	**317**	288	**193**	181	**140**	120
Tarmac	**1,921**	1,750	**299**	262	**183**	162	**136**	113
Copebrás	**114**	93	**18**	26	**10**	19	**4**	7
Ferrous Metals and Industries	**3,694**	3,183	**961**	563	**791**	394	**413**	208
Kumba	**846**	712	**324**	160	**246**	98	**105**	32
Highveld Steel	**668**	362	**282**	88	**261**	67	**130**	37
Scaw Metals	**488**	392	**68**	56	**58**	46	**41**	33
Samancor Group	**466**	375	**133**	105	**121**	89	**85**	67
Boart Longyear	**512**	408	**72**	42	**55**	30	**33**	17
Tongaat-Hulett	**658**	507	**86**	48	**56**	28	**21**	6
Terra	**-**	368	**-**	66	**-**	41	**-**	17
Other	**56**	59	**(4)**	(2)	**(6)**	(5)	**(2)**	(1)
Paper and Packaging	**3,580**	3,371	**449**	523	**233**	328	**132**	223
Mondi Packaging	**1,969**	1,788	**250**	282	**132**	170	**81**	111
Mondi Business Paper	**1,063**	980	**164**	188	**89**	119	**54**	87
Other	**548**	603	**35**	53	**12**	39	**(3)**	25
Exploration	**-**	-	**(67)**	(56)	**(67)**	(56)	**(50)**	(42)
Corporate	**-**	90	**(124)**	(83)	**(131)**	(101)	**(241)**	(216)
Gold Fields[4]	**-**	90	**-**	19	**-**	7	**-**	6
Other	**-**	-	**(124)**	(102)	**(131)**	(108)	**(241)**	(222)
	17,145	15,299	**4,249**	3,400	**2,975**	2,325	**1,784**	1,248

[1] Revenue includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment and refining charges (TC/RCs) in 2004.
[2] EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] Operating profit includes operating profit from subsidiaries and joint ventures and share of operating profit (before tax and interest) of associates. See note 4 to the press release.
[4] Gold Fields was sold in March 2004.

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the six months ended 30 June 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS headline earnings (published)	143
Exploration (excluding joint ventures)	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (published)	344
Exploration	9
Other adjustments	(4)
	349
Minority interest	(88)
Depreciation on assets revalued on acquisition (net of tax)	(26)
Impact of change in South African corporate tax rate on assets revalued on acquisition	24
Contribution to Anglo American plc headline earnings	**259**

DB Investments SA	**2005 US$ million**
Reconciliation of headline earnings	
DBI headline earnings (100%)	336
Adjustments[1]	5
DBI headline earnings – AA plc basis (100%)	341
AA plc's 45% ordinary share interest	153
Income from preference shares	26
Exchange gains related to preference shares	91
Contribution to Anglo American plc headline earnings	**270**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (published)	155
Adjustments	(11)
Depreciation on assets revalued on acquisition (net of tax)	(7)
Impact of change in South African corporate tax rate on assets revalued on acquisition	10
Exploration	12
	159
Minority interest	(54)
Contribution to Anglo American plc headline earnings	**105**

Highveld Steel and Vanadium Corporation Limited	2005 US$ million
IFRS headline earnings (published)	167
Adjustments	(2)
	165
Minority interest	(35)
Contribution to Anglo American plc headline earnings	**130**

The Tongaat-Hulett Group Limited	2005 US$ million
IFRS headline earnings (published)	33
Minority interest	(15)
	18
Add AA plc's share of Hulett Aluminium	3
Contribution to Anglo American plc headline earnings	**21**

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2005 will be payable as follows:

Amount (United States currency)	28 cents per ordinary share (notes 1 and 2)
Currency conversion date	Monday 1 August 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 12 August 2005
Ex-dividend on the JSE from the commencement of trading on	Monday 15 August 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 17 August 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 19 August 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 30 August 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 1 September 2005
Dividend warrants posted	Monday 19 September 2005
Payment date of dividend	Tuesday 20 September 2005

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 19 August 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 15.8508 pence per ordinary share based on an exchange rate of US$1 = £0.5661. The equivalent of the dividend in euros will be 22.9124 euro cents per ordinary share based on an exchange rate of US$1 = €0.8183.

2. Shareholders on the South African branch register will be paid in South African Rand at R1.8346 per ordinary share based on an exchange rate of US$1 = R6.5522.

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 15 August 2005 to Friday 19 August 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 4 October 2005.

6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board
N Jordan
Secretary
3 August 2005

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Pro forma IAS 32 and IAS 39 financial information

Pro forma IFRS consolidated income statements including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 and balance sheet for the period ended 30 June 2004 have been provided below. The full adoption of both these standards was not mandatory until January 2005. The restated opening balance sheet as at 1 January 2005 is presented in note 24 to this report.

The basis of presentation of these pro forma results is that IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005. In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC.

Appendix

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Special items	-	(1)	(1)
Operating profit from subsidiaries and joint ventures	**1,758**	**(80)**	**1,678**
Net profit on disposals	1,005	(18)	987
Net income from associates	330	14	344
Total profit from operations and associates	**3,093**	**(84)**	**3,009**
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to:			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**

for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Special items	25	(66)	(41)
Operating profit from subsidiaries and joint ventures	**3,666**	**(194)**	**3,472**
Net profit on disposals	1,015	(23)	992
Net income from associates	550	1	551
Total profit from operations and associates	**5,231**	**(216)**	**5,015**
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial period	**3,941**	**(194)**	**3,747**
Attributable to:			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**

[1] Excludes the impact of IAS 32 and IAS 39.

Appendix

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Inventories	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other current financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	(3,266)	1	(3,265)
Trade and other payables	(4,732)	(6)	(4,738)
Current tax liabilities	(679)	-	(679)
Other financial liabilities (derivatives)	-	(482)	(482)
Total current liabilities	**(8,677)**	**(487)**	**(9,164)**
Medium and long term borrowings	(8,258)	115	(8,143)
Retirement benefit obligations	(1,081)	-	(1,081)
Other current financial liabilities (derivatives)	-	(465)	(465)
Deferred tax liabilities	(5,279)	23	(5,256)
Provisions	(1,155)	87	(1,068)
Total non current liabilities	**(15,773)**	**(240)**	**(16,013)**
Total liabilities	**(24,450)**	**(727)**	**(25,177)**
Net assets	**24,465**	**(15)**	**24,450**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,297	176	1,473
Retained earnings	16,673	(78)	16,595
Equity attributable to equity holders of the Company	**20,325**	**98**	**20,423**
Minority interests	4,140	(113)	4,027
Total equity	**24,465**	**(15)**	**24,450**

[1] Excludes the impact of IAS 32 and IAS 39.

ANGLO AMERICAN

News Release

4 August 2005

Anglo American reports record interim headline earnings for 2005, up 43%

- Record interim results – headline earnings up 43% to $1.8 billion
- Interim dividend rebased to 28 US cents per share, up 47%
- Record performances from Base and Ferrous Metals; higher contributions from Platinum and Coal, reflecting stronger prices and volumes
- Cost savings and efficiency improvements exceed target at $303 million, up 22%
- Ongoing asset optimisation: disposals with an enterprise value of $1.2 billion completed
- Strong cash generation: EBITDA up 25% at $4.2 billion
- 5 major new projects approved totalling $1.2 billion; $5.1 billion expansion programme on track
- AngloGold Ashanti achieves SA mining rights conversion

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2005	6 months ended 30.06.05 IFRS	6 months ended 30.06.04 IFRS	% change
US$ million, except per share amounts			
Group revenue including associates[1]	**17,145**	15,299	12.1%
Operating profit including associates before special items[2]	**2,975**	2,325	28.0%
Profit for the financial period attributable to equity shareholders[3]	**1,838**	2,226	(17.4)%
Headline earnings for the period[4]	**1,784**	1,248	42.9%
Net operating assets	**36,621**	36,919	(0.8)%
EBITDA[5]	**4,249**	3,400	25.0%
Net cash inflows from operating activities	**2,931**	2,135	37.3%
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.27**	1.56	(18.6)%
Headline earnings for the financial period	**1.24**	0.87	42.5%

[1] Includes the Group's share of associates' turnover of $2,635 million (June 2004: $2,953 million). See note 4 to the financial information.
[2] Includes share of associates' operating profit (before share of associates' tax and finance charges). See note 4 to the financial information.
[3] The decrease in profit attributable to equity shareholders to $1,838 million is due to a reduction in net profit on disposals compared with the prior period.
[4] See note 8 to the financial information for basis of calculation of headline earnings.
[5] EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

First half results - overview

Headline earnings increased to $1.24 per share, up 43% over the first half of 2004 – a record interim level. Operating profit[(1)] for the half year was $2,975 million, with strong contributions from Base Metals and Ferrous Metals. Kumba and Highveld Steel in particular benefited from higher prices and improved volumes. There were also significant increases in contributions from Coal and Platinum. Industrial Minerals recorded higher earnings reflecting a full contribution in the first half from the new Buxton cement plant. Diamonds and Gold were once again affected by the ongoing firmness of the South African currency: the contribution from Diamonds, before exchange gains on preference shares, was lower than for the prior period, while AngloGold Ashanti's results were in line with the first half of 2004. Paper and Packaging recorded lower earnings in tough market conditions.

The significant growth in operating profit in the first half reflects the ongoing favourable trading environment for many of the Group's commodities, as well as the progress made over the past few years in improving the operating efficiency of Anglo American's assets, growing the asset base and leveraging procurement spend. Prices for platinum, gold, diamonds, coal, and base and ferrous metals remained healthy on the back of robust growth in China and the US, coupled with limited growth in productive capacity. The Group's strong cash generation provides it with the flexibility to continue with its significant organic growth profile as well as to pursue its disciplined acquisition process in creating a balanced portfolio of high quality natural resource assets.

Over the past three years, Anglo American's focus on improving the operating efficiency of its assets and the management of the procurement and supply chain has delivered cost savings in excess of $1.2 billion, across all of its business units. In the first half, further cost savings and efficiency improvements of $303 million were attained, an increase of 22% over the prior period.

These cost savings helped contain the cumulative effect of the significant increases in energy, steel and other consumable prices, treatment and refining charges and labour costs at many of the Group's mining operations. Anglo American will maintain its cost savings and efficiency programmes in the second half.

Cash generation (EBITDA) also benefited from the strong operational results, reaching $4.2 billion, up 25% from last year's interim level.

Interim dividend

In line with the Group's progressive dividend policy and reflecting the strong first half increase in earnings, the interim dividend has been rebased to 28 US cents per share from 19 US cents per share, an increase of 47%. The level of the total dividend will, as always, be considered on the basis of the full year's results.

Growing the asset base

Since its primary listing in London in mid-1999, Anglo American has spent $15 billion on acquisitions and its growth profile is one of the strongest in the industry, with $5.1 billion of approved projects and $8 billion of unapproved projects across a range of commodities. In the first half, good progress was made on the project pipeline, with some projects moving to full production, in addition to a number of new projects being approved.

Kumba, 66% owned, continued to pursue a number of growth opportunities in iron ore. In March, a major expansion project at the Sishen iron ore mine in South Africa's Northern Cape province was announced. The $365 million Sishen Expansion Project will increase Sishen's production from the current 28 million tonnes per annum to 38 million tonnes per annum by 2009. Construction work has commenced with production ramp-up planned for mid 2007.

An investment decision on the Sishen South project, with an initial production capacity of 3 million tonnes per annum and the potential to increase to 9 million tonnes per annum, is expected in the third quarter of 2005. Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12 million tonnes per annum, is also progressing well.

(1) including operating profit of associates and before special items

De Beers approved the development of the Snap Lake project in Canada at a cost of $513 million. Snap Lake, located in the Northwest Territories, will be De Beers' first mine outside of Africa and the first fully underground diamond mine in Canada and will begin production in 2007. The $791 million Victor project in Canada has also been approved, subject to regulatory approvals.

The $67 million Codemin 2 nickel project in Brazil, which was commissioned on time and on budget towards the end of 2004, reached design capacity in May this year and will take Codemin's total annual production to 10,000 tonnes of nickel. In June, the $454 million Skorpion zinc project reached design capacity and the $21 million expansion of the Chagres smelter will be completed in the fourth quarter of 2005. The feasibility study on the Barro Alto nickel project in Brazil will be completed by early 2006 and scoping studies for significant brownfield expansions at Los Bronces and Collahuasi are in progress.

In July 2005, the $65 million Isibonelo coal mine in South Africa entered production on track and on budget. When it reaches full production in 2006, the mine will supply 5 million tonnes of thermal coal to Sasol Synfuels. In Colombia, the approved expansion at Cerrejón from 22 to 28 million tonnes per annum by 2007 is also on track and a further expansion to 32 million tonnes per annum has recently been approved. The Grasstree project in Australia is progressing well, with weekly development exceeding plan and installation of the longwall on target for 2006. The $650 million Dawson project has commenced and orders for some of the critical lead-time equipment have been placed.

China is already a significant market for many of the Group's commodities and the Group continues to actively look for further investment opportunities within the country. On 1 June, Anglo American committed to invest $150 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world. Anglo American looks forward to a mutually beneficial strategic alliance with the company.

In South Africa, the Richards Bay pulp mill modernisation and expansion project has been commissioned and ramp-up is ahead of budget. It is anticipated that full production of an additional 145,000 tonnes of pulp per annum will be achieved during 2006. The $174 million PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005 and will bring additional capacity of 160,000 tonnes per annum.

Anglo Platinum, which continues to expand production in line with robust current and future demand for platinum group metals, recently announced the $35 million Marikana venture with Aquarius Platinum to jointly mine contiguous properties in the Rustenburg area. The existing $138 million Kroondal venture, also with Aquarius Platinum, commenced production from its new 250,000 tonnes per month concentrator ahead of schedule. The $200 million 50:50 Mototolo joint venture with Xstrata plc, announced this week, will access adjacent farms on the eastern limb of the Bushveld complex and produce 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate with first production in 2006. Anglo Platinum is also proceeding with a $179 million project at its Lebowa mine to replace declining reserves.

In addition to the future potential of Obuasi Deeps in Ghana and the Boddington joint venture expansion project in Australia, AngloGold Ashanti has a $1.3 billion total capital expenditure programme currently focused on existing operations in South Africa and Brazil. These projects, including the new Moab mine in South Africa, will come online within the next three years and yield a total production of around 15 million ounces of gold over the life of these operations.

Disposals

As part of the ongoing strategy of optimising the Company's asset base, a number of disposals have been made during the past six months. The biggest of these was Boart Longyear, a manufacturer of mining equipment, which was agreed in June at an enterprise value of $545 million. Together with the sale of Wendt (part of Boart Longyear) that was announced on 31 March, the total enterprise value achieved amounted to $635 million. The sale was completed in July.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, at an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to purchase Kumba's 49% interest in the project for $176 million.

SA mining rights

The achievement by AngloGold Ashanti of the conversion of its mineral rights in South Africa in respect of the Minerals and Petroleum Development Act ("the Act") is a significant milestone in terms of South African Black Economic Empowerment. It recognises the substantial empowerment transactions put in place by AngloGold Ashanti, as well as the educational, community and social programmes in place in the company. The intention is to introduce an Employee Share Ownership Scheme that will extend ownership in AngloGold Ashanti to its employees.

The granting of the new order mining rights represents real progress in terms of the South African government's desire to achieve certainty in terms of implementing the Act. Anglo American is greatly encouraged by this positive outcome which reflects the open and constructive dialogue between the Group's mining businesses and the SA Department of Minerals and Energy.

Outlook

The outlook for most of the Group's commodities remains sound. Dollar prices for many metals and minerals have continued at high levels on the back of strong Chinese growth which has offset weaker OECD demand in the first half. If Chinese demand continues at current levels and prospects for OECD growth improve in the second six months, the Group's earnings should remain strong for the remainder of the year.

Anglo American continues to generate substantial cash flows which it is investing in its $5.1 billion approved project pipeline. The growth projects span all of the Group's business sectors and will generate attractive returns. Further projects, growth opportunities and asset optimisations are being evaluated.

For further information, please contact:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Webcast: *a live webcast of the interim results presentation starting at 10.00am UK time on 4th August can* be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures: high resolution images can be downloaded by the media at www.vismedia.com

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; special items are defined in note 5 and headline earnings are calculated as set out in note 8 to the financial information. EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

Financial review of Group results

Headline earnings per share for the half year increased to $1.24 per share, up 43% over the first six months of 2004. Headline earnings totalled $1,784 million, with strong contributions from Base Metals and Ferrous Metals as well as a significant increase in contributions from Coal and Platinum. Industrial Minerals also increased its contribution over the previous period, while AngloGold Ashanti's results were in line with the prior corresponding period. The contribution from Diamonds before exchange gains and losses on preference shares declined. Paper and Packaging recorded lower earnings owing to tough market conditions.

The Group performance was further enhanced by a lower effective tax rate, as set out on the following page, and a $59 million reduction in net finance charges resulting principally from a $91 million exchange gain on the De Beers preference shares.

Headline earnings **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Profit for the financial period attributable to equity holders	1,838	2,226
Operating special items	55	–
Net loss/(profit) on disposals	1	(1,005)
Associates net profit on disposals	(68)	(2)
Tax on special items	(28)	32
Related minority interests	(14)	(3)
Headline earnings	**1,784**	**1,248**
Headline earnings per share ($)	**1.24**	**0.87**

Profit for the period after special items decreased by 17% to $1,838 million compared with $2,226 million in the first half of 2004. This decrease was due to a reduction in net profit on disposals which, including associates, was $940 million higher in the first half of 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold.

Summary income statement **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Operating profit before special items	2,408	1,758
Special items	(55)	–
Group operating profit before associates	2,353	1,758
Net (loss)/profit on disposals	(1)	1,005
Net income from associates [1]	407	330
Profit before finance costs	2,759	3,093
Net finance costs	(102)	(161)
Profit before tax	2,657	2,932
Tax	(526)	(516)
Profit after tax	2,131	2,416
Minority interests	(293)	(190)
Profit for the financial period attributable to equity holders	1,838	2,226
Earnings per share ($)	1.27	1.56
Group operating profit including associates before special items [1]	2,975	2,325

(1)	Operating profit from associates	567	567
	Net profit on disposals	68	2
	Net finance costs	(40)	(66)
	Income tax expense	(185)	(164)
	Underlying minority interest	(3)	(9)
	Net income from associates	407	330

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the comparative period, with an average exchange rate of R6.21 compared with R6.67 in the first half of 2004. Currency movements positively impacted headline earnings by $44 million, with the favourable exchange gain on the De Beers preference shares more then offsetting the impact on operating results of the strengthening of the rand. There was also a positive impact of increased prices amounting to $887 million.

Special items

Operating special charges in respect of impairment and mine closure amounted to $55 million including a $31 million loss on the closure of Ergo in AngloGold Ashanti.

Net profit on sale of operations, including associates, amounted to $67 million. These included $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox and $21 million profit on sale of Wendt. This was partially offset by a $50 million loss on the anticipated disposal of Hope Downs.

Special items including associates were significantly higher in the first half of 2004 at $1,007 million with the sale of the Group's interest in Gold Fields for a profit of $464 million, a gain of $415 million on the deemed disposal of AngloGold and gains on disposal of the Group's interests in First Rand Limited, Nkomati and Avgold.

Net finance costs

Net finance costs decreased from $161 million in the first half of 2004 to $102 million. The decrease reflects the favourable exchange gain of $91 million on the De Beers preference shares.

Taxation

$ million	**Before special items 30 June 2005**	**Associates' tax 30 June 2005**	**Including Associates 30 June 2005**	Before special items 30 June 2004	Associates' tax 30 June 2004	Including Associates 30 June 2004
Profit before tax	**2,645**	**185**	**2,830**	1,925	164	2,089
Tax	**(554)**	**(185)**	**(739)**	(484)	(164)	(648)
Profit for financial period	**2,091**	**-**	**2,091**	1,441	-	1,441
Effective tax rate including associates			**26.1%**			31.0%

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including share of associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, as adjusted above for associates' tax, will remain above the statutory rate of 30%.

Balance sheet

Total shareholders' equity was $22,067 million compared with $23,125 million as at 31 December 2004. The decrease was primarily due to exchange movements.

Net debt was $7,030 million, a decrease of $1,420 million from 31 December 2004, restated for the adoption of IAS 32 and IAS 39. The reduction was principally due to exchange movements of $843 million as well as cash inflow of $600 million. Net debt at 30 June 2005 comprised $9,711 million of debt (net of

hedge of $24 million), offset by $2,681 million of cash, cash equivalents and current financial asset investments. Net debt to total capital as at 30 June 2005 was 21.1%, compared with 22.9% at 31 December 2004.

Adoption of IAS 32 and IAS 39 prospectively from 1 January 2005 gave rise to a net reduction in total shareholders' equity of $5 million. Additional detail of the adjustments is provided in note 24 to the financial information. The net impact largely represents the recognition and fair value of derivatives, including embedded derivatives; the fair value of investments that were previously cost accounted; and the separation of the equity conversion option within convertible debt instruments. Pro forma 2004 information, adjusted for these two standards is provided in the appendix.

Cash flow

Net cash inflows from operating activities was $2,931 million compared with $2,135 million in the first half of 2004. EBITDA was $4,249 million, up significantly from $3,400 million in the first half of 2004. Depreciation increased by $236 million to $1,199 million.

Acquisition expenditure accounted for an outflow of $300 million compared with $957 million in the first half of 2004. This included $150 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $293 million, with proceeds on the sale of Acerinox and Columbus of $194 million and Wendt of $62 million. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $208 million.

Purchases of tangible fixed assets amounted to $1,433 million, a similar level to the first half of 2004.

Dividends

An interim dividend of 28 US cents per share to be paid on 20 September 2005 has been declared.

OPERATIONS REVIEW

In the operations review on the following pages, operating profit includes associates' operating profit and is before special items unless otherwise stated.

Ferrous Metals and Industries

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**791**	394
Kumba	**246**	98
Highveld Steel	**261**	67
Scaw Metals	**58**	46
Samancor Group	**121**	89
Tongaat-Hulett	**56**	28
Boart Longyear	**55**	30
Terra	**-**	41
Other	**(6)**	(5)
EBITDA	**961**	563
Net operating assets	**4,355**	5,017
Capital expenditure	**133**	144
Share of Group operating profit (%)	**27%**	17%
Share of Group net operating assets (%)	**12%**	14%

Operating profit reached a record $791 million compared with $394 million in the corresponding period. This was attributable to sharply higher prices for vanadium and iron ore, improved volumes and increased cost savings.

Significant progress has been made in reorganising the business as a supplier of raw materials to the global carbon steel industry with the disposal of several assets at an aggregate attributable enterprise value of $1 billion. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005. The sales of Boart Longyear's subsidiary, Wendt, and the Boart Longyear Group were announced in March and June, respectively, at a combined enterprise value of $635 million. In June, Anglo American announced the sale of Zimbabwe Alloys at an enterprise value of $10 million.

Kumba's operating profit increased by 151% to $246 million (2004: $98 million) on the back of stronger commodity prices and higher sales volumes, together with solid operational performances and increased cost savings. From the second quarter, Kumba benefited from the annual dollar denominated benchmark iron ore price increase of 71.5% in Japan. On 1 July, Kumba received $176 million after its local partner in Australia exercised its option to acquire Kumba's interest in the Hope Downs iron ore project. The funds will be returned to Kumba's shareholders.

Highveld Steel had a record first half, with an operating profit of $261 million (2004: $67 million). This was largely a result of significantly higher vanadium prices and volumes, together with increased South African steel sales.

Scaw Metals achieved an operating profit of $58 million (2004: $46 million). Higher raw material prices, particularly steel scrap, increased pressure on margins, while South African steel volumes were impacted adversely by market uncertainty around pricing.

The attributable share of Samancor's operating profit amounted to $121 million (2004: $89 million). The manganese and chrome operations benefited from higher ore and alloy prices.

Tongaat-Hulett's operating profit increased from $28 million to $56 million owing to improved volumes and prices, reduced costs and a more favourable aluminium sales mix.

Offtake in the seaborne iron ore market remains strong, given Chinese crude steel production. Vanadium and manganese prices for the rest of the year are expected to be below those achieved in the first six months. South African steel demand could recover in the fourth quarter, although prices may come under further downward pressure, in keeping with international trends.

Base Metals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**721**	568
Copper	**570**	435
Nickel, Niobium, Mineral Sands	**141**	117
Zinc	**29**	31
Other	**(19)**	(15)
EBITDA	**875**	720
Net operating assets	**4,928**	5,473
Capital expenditure	**100**	176
Share of Group operating profit (%)	**24%**	24%
Share of Group net operating assets (%)	**13%**	15%

Operating profit increased significantly by 27% to $721 million on the back of higher copper, nickel and zinc prices.

Copper production was impacted adversely by an estimated 20,000 (attributable) tonne shortfall at Collahuasi arising from an outage of the main ore conveyor system, a change in mine sequencing and a failure of a major mill motor (in respect of which an insurance claim has been submitted). A recovery plan has been implemented and mill throughput of above design capacity is being achieved, but at marginally lower grades than budgeted.

Nickel production increased to 12,600 tonnes, following ramping up of the $67 million Codemin 2 project, which was commissioned towards the end of 2004 within budget and on time.

Namakwa Sands saw record production of zircon and rutile.

Skorpion's zinc output was unchanged at 56,300 tonnes. A tankhouse fire in February impacted production but it has since recovered well and 100% of design capacity was achieved in June. Black Mountain increased output of zinc and lead as it began to benefit from the higher grade Deeps orebody.

While cost savings and margin improvement targets continue to be achieved, the operations experienced significant upward pressure in uncontrollable costs arising from dollar weakness and increases in treatment and refining charges, freight, steel, power, acid, fuel and other costs.

Current growth initiatives include the Barro Alto feasibility study for a 30,000-35,000 tonnes per annum ferronickel operation in Brazil, as well as de-bottlenecking projects at both Namakwa Sands and Catalão and scoping studies for increases in production at Collahuasi and Los Bronces. The Chagres Smelter expansion and the Collahuasi molybdenum projects remain within budget and on time for commissioning in the fourth quarter.

Continued investor fund interest dominated base metal prices, which reached new highs during the first quarter, thereafter easing, before surging again in June. Conflicting signals continue to be seen, with weak first half demand in the OECD contrasting with stronger than anticipated Chinese consumption. Inventories remain at very low levels, although supply growth, particularly in the case of copper, has continued to pick up.

Platinum

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**410**	314
EBITDA	**610**	465
Net operating assets	**6,612**	6,618
Capital expenditure	**243**	292
Share of Group operating profit (%)	**14%**	14%
Share of Group net operating assets (%)	**18%**	18%

Anglo Platinum's operating profit rose by 31% to $410 million. Factors leading to this increase included higher dollar prices realised on metals sold, increased production and sales volumes, and a one-off benefit arising from a gain in the quantity of pipeline stocks. The adverse effect of the stronger average rand on the translation of costs was largely offset by gains on foreign exchange as the rand weakened during the first half of 2005.

Refined platinum production for the first half of 2005 rose by 9.5% to 1,268,500 ounces. The increase was due mainly to a shortening of the process pipeline and improved recoveries. Equivalent refined production from the mines managed by Anglo Platinum and its joint venture partners decreased by 18,100 ounces. This was primarily as a result of difficult geological and ground conditions at Amandelbult, Rustenburg and Union that were partly offset by new production from the expansion of the Kroondal Platinum Mine venture with Aquarius Platinum.

The current operational constraints at Amandelbult, Rustenburg and Union, together with the 2004 wage settlement of 8%, led to a 13.3% increase in rand unit costs compared with the first half of 2004. The added effect of the stronger average rand/dollar exchange rate for the period resulted in a cash operating cost per equivalent refined ounce of platinum of $873. Cost initiatives, including supply chain savings, yielded savings of $12 million in comparison with the 2004 cost base.

Anglo Platinum remains confident of the robustness of current and future demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis, with particular emphasis on forecast rand revenue streams, to ensure that returns are maintained and shareholder value is enhanced. The recent weakening of the rand against the US dollar, combined with strong prevailing metal prices, results in higher projected returns from the projects being evaluated. If this improvement appears sustainable, the development of certain projects may be accelerated.

Increased production volumes in the second half of 2005 are expected to result in refined platinum production of 2.6 million ounces for the full year. Demand for platinum continues to be strong and remains supportive of firm platinum prices. The most significant variable affecting operating profit in the second half of 2005 will be the rand/dollar exchange rate.

Coal

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**374**	201
South Africa	**205**	93
Australia	**48**	26
South America	**121**	82
EBITDA	**476**	286
Net operating assets	**2,350**	2,105
Capital expenditure	**126**	64
Share of Group operating profit (%)	**13%**	9%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal's operating profit was $374 million, 86% higher than for the first half of 2004, mainly as a result of improved export prices.

Export thermal coal prices, although well above historic average levels, have come off the peaks reached in 2004 and are currently at around US$50 per tonne. In Europe, prices are being supported by a strong energy sector, high gas and power prices and lower freight rates. Consequently, despite the increased cost of carbon credits, coal fired generation is enabling European utilities to realise healthy margins, which in turn underpin thermal coal price levels. In Asia, demand remains similarly firm, although Chinese stocks have been increasing. Coking coal markets remain firm, despite steel prices beginning to come under pressure in some regions. In South Africa and Australia, constraints associated with the rail and port infrastructure remain a concern.

Operating profit for South African sourced coal increased by 120% to $205 million. This reflects a 52% increase in export prices and a 1% increase in sales volume underpinned by a 3% improvement in production to 26.6 million tonnes. This production increase included 0.6 million tonnes from the new Mafube mine.

In Australia, operating profit was $48 million, which included a $28 million insurance claim relating to last year's incident at the Moranbah North coking coal mine (the 2004 first half insurance claim amounted to $33 million). Production increased to 12.7 million tonnes, including 1.9 million from Moranbah North which did not produce in the first half of 2004. The operating results were impacted by geological difficulties which restricted production at the Dartbrook thermal coal mine as well as the impact of carry over tonnage at Moranbah North. Total sales from the Australia region were 7% higher and export coal prices rose on average by 53%. Second half performance in Australia should be materially better than the first half with increased production levels and higher realised coking coal prices as new contracts become effective.

In Colombia, attributable sales tonnes increased by 4% to 4.3 million tonnes. This, together with continued tight cost control, resulted in attributable operating profit rising from $79 million in 2004 to $109 million. At the Carbones del Guasare operation in Venezuela, attributable sales tonnes increased by 1% to 0.8 million tonnes.

The new Isibonelo colliery project, which provides coal to Sasol in South Africa entered production in July, and satisfactory progress was made at the major Grasstree and Dawson projects in Australia. At Cerrejón in Colombia, the expansion to a total mine production of 28 million tonnes per annum is on track and is expected to be completed on time, and below budget, by 2007. A further expansion to 32 million tonnes has recently been approved. The initial drilling programme at Xiwan in China was completed successfully and further drilling and a pre-feasibility study will be concluded later this year.

Performance in the second half is expected to be positively impacted by the high prices for coking coal in Australia and completion of the carry-over contracts at Moranbah North.

Diamonds

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Share of associate's operating profit	**297**	340
EBITDA	**337**	375
Group's share of De Beers' net assets [(1)]	**2,114**	2,052
Share of Group operating profit (%)	**10%**	15%

[(1)] De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

Attributable operating profit from De Beers of $297 million represented a 13% reduction against $340 million for the corresponding period last year. The decrease was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations.

Total production from De Beers and its partners grew by 23% to 23.7 million carats. As a result of the increased output, stocks have risen by about $400 million compared with the levels as at 30 June 2004.

Despite mixed economic data, it is estimated that demand for diamond jewellery in the United States was up by 6% on the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be 5% higher than for the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year owing to the level and quality of diamond marketing activity, as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, rose by 8% to total $3.2 billion. The DTC raised its rough diamond prices on two occasions.

De Beers recently announced the approval of two projects in Canada, the $513 million Snap Lake project and the $791 million Victor project (which is subject to regulatory approvals). Further expansion projects are under evaluation. During the reporting period, agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and the Russian diamond producer Alrosa in relation to the Alrosa Trade Agreement and allowed a 30-day period for public comment. The Commission is now considering any third party comments received.

The Group's share of De Beers' headline earnings was $153 million (30 June 2004: $183 million). Headline earnings for Diamonds totalled $270 million (30 June 2004: $169 million) and included preference share income of $26 million (30 June 2004: $35 million) and exchange gains related to the preference shares of $91 million (30 June 2004: $49 million loss). On 30 June 2005, De Beers redeemed a further 25% of the total 10% preference shares originally in issue, with Anglo American receiving $175 million.

The market for rough diamonds remains firm and it is expected that, unlike in previous years, sales in the second half of 2005 will at least match those of the first six months and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

Paper and Packaging

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**233**	328
Packaging	**132**	170
Business Paper	**89**	119
Other	**12**	39
EBITDA	**449**	523
Net operating assets	**6,636**	6,166
Capital expenditure	**392**	383
Share of Group operating profit (%)	**8%**	14%
Share of Group net operating assets (%)	**18%**	17%

Operating profit declined by 29% from $328 million to $233 million. While margin pressure continued across most key markets, Mondi delivered a further $96 million in cost savings and profit improvements.

The rebranding and reorganisation of the existing businesses under the Mondi name announced in November 2004 has gone extremely well. This has served to reduce overhead structures and costs and improve the company's visibility and attractiveness to customers.

Mondi Packaging's operating profit was $38 million lower at $132 million. The marginal impact of acquisitions in early 2004 and significant cost-saving and profit improvement initiatives have been offset by one-off restructuring costs and weak trading conditions, the latter owing mainly to a combination of lacklustre manufacturing growth in the core European markets and the strong euro eroding competitiveness internationally. There have, however, been some positive signs with improved order intake in the sack paper sector in recent months.

Mondi Business Paper's operating profit was down by 25% at $89 million. Sales volumes increased by 3%, mainly owing to additional output from the successful Ruzomberok PM18 rebuild, while cost saving and profit improvement initiatives yielded benefits of $43 million. During the first six months pricing remained under pressure owing to a strong euro attracting dollar denominated imports. Capacity utilisation is gradually improving which, together with the stronger dollar, is increasing the likelihood of price increases.

The Richards Bay RB720 project has been commissioned and ramp-up is ahead of budget, with full production expected during 2006. The PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005.

With effect from 1 January 2005, Mondi sold a 42% interest in its South African packaging business to Shanduka Resources in an empowerment transaction that values the entire business at $370 million.

The recent strengthening of the dollar may support a firming in euro based paper prices. Efforts will intensify to ensure the continued delivery of cost reductions and productivity gains.

Industrial Minerals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**193**	181
Tarmac	**183**	162
Copebrás	**10**	19
EBITDA	**317**	288
Net operating assets	**4,622**	4,535
Capital expenditure	**120**	130
Share of Group operating profit (%)	**6%**	8%
Share of Group net operating assets (%)	**13%**	12%

Industrial Minerals' operating profit of $193 million was $12 million higher than in the first half of 2004. Tarmac's operating profit was 13% higher, largely reflecting the additional contribution from the new Buxton cement plant which began operating in March 2004. Profits in Copebrás were $9 million down on 2004 owing to the combined effects of the Brazilian currency's appreciation relative to the dollar and reduced seasonal demand in Brazil, partially mitigated by improved prices.

In the UK, demand was comparable with 2004 and volumes were slightly above last year, though market conditions remain challenging. In general, margins were favoured by price increases in January 2005 although higher hydrocarbon costs lessened the benefit. Performance in the concrete products business was marginally better than in 2004, reflecting the benefits of restructuring; however, the impact was undermined by lower demand in the housing market, which particularly affected block sales. The cement plant at Buxton performed well, in line with expectations.

Tarmac has conducted a fundamental organisational review to facilitate improvements in customer service and efficiency, with Industrial Minerals achieving cost savings of $25 million in the year to date. The new organisation brings the benefit of greater alignment with a changing customer base, while better positioning Finance, HR, Procurement and other functions to lead continuous improvement in the UK and international operations. Supplementing the business development resources already established in the UK, Tarmac has recently created a new business development function, based in Frankfurt, to further strengthen its ability to grow its international business.

Tarmac's operating profit from its international businesses fell by 3%, largely attributable to weaker demand in Germany and Poland. Profit in Tarmac France improved 12% following small bolt-on acquisitions made in the past year. The business in Spain reported profits in line with last year on the back of stronger demand for concrete, offset by the increased cost of raw materials. Tarmac's operations in the Middle East continue to benefit from strong local demand. Progress continues in Tarmac China and a new quarry in the Shanghai region, which was adversely affected by delays in securing local land access rights, is now expected to commence operations in the second half of the year.

In Brazil, demand for fertiliser weakened following the drop in world soya prices and the consequent reduction in the number of farmers planting the crop. This had a negative effect on fertiliser sales but was offset by improved sales of other products and by higher prices.

The operational outlook for the year is for a continuation of challenging conditions in the UK offset in part by improved performance in Tarmac International. The impact of exchange rates will become more significant if the recent appreciation in the dollar continues.

Gold

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**154**	156
EBITDA	**415**	319
Net operating assets	**7,105**	6,971
Capital expenditure	**311**	234
Share of Group operating profit (%)	**5%**	7%
Share of Group net operating assets (%)	**19%**	19%

Operating profit compared with the corresponding period was 1% lower at $154 million, with total cash costs increasing from $254 to $281 per ounce, owing to inflationary cost increases and stronger operating currencies. These effects were partially offset by an 8% increase in the realised dollar gold price, and higher grades.

Gold production increased by 21% to 3 million ounces, following the inclusion of Ashanti's production for the full period compared to two months in the prior half year. The East and West Africa and Australia mines also posted increased production, particularly at Morila and Sunrise Dam.

Management continues to focus on the turnaround of the Ashanti Goldfields assets. AngloGold Ashanti has eight approved organic growth projects in the pipeline, including the Cuiabá expansion project in Brazil which was approved during the period. These projects will contribute nearly 15 million ounces at a weighted average cash cost of $184 per ounce. In addition there are several other projects awaiting approval. Organic growth and brownfields exploration represent the foundation of the company's strategic aim to replace ounces and grow the reserve and resource base.

In January, AngloGold Ashanti announced a significant restructuring of its hedge book, which saw its net hedge position reduce by some 2.2 million ounces to 10.49 million ounces, being 31% of five years' production. It is the company's intention to continue to actively manage its hedge book.

AngloGold Ashanti continues to focus on reducing costs and is targeting savings of $112 million of which $61 million has been achieved to date. Continuing cost pressures, particularly in oil price impacts and mining contractor costs, as well as continued local currency strength, have had the effect of negating some of the gains made on the cost management side.

The strong investor interest in gold during the latter half of 2004 abated in the first quarter of 2005, though there has been a return in buying interest in the second quarter. The price rally of the past three years appears underpinned by strong fundamentals, with the average spot price for the half-year at $427 per ounce.

AngloGold Ashanti recently announced that it had received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. The rights apply to AngloGold Ashanti's operating assets in South Africa.

Consolidated income statement
for the six months ended 30 June 2005

US$ million	Note	Before special items 6 months ended 30.06.05	Special items (note 5) 6 months ended 30.06.05	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Group revenue	4	**14,510**	**-**	**14,510**	**12,346**	**26,268**
Total operating costs		**(12,102)**	**(55)**	**(12,157)**	**(10,588)**	**(22,602)**
Operating profit from subsidiaries and joint ventures		**2,408**	**(55)**	**2,353**	**1,758**	**3,666**
Net (loss)/profit on disposals	5	**-**	**(1)**	**(1)**	1,005	1,015
Net income from associates	4	**339**	**68**	**407**	330	550
Total profit from operations and associates		**2,747**	**12**	**2,759**	**3,093**	**5,231**
Investment income		**320**	**-**	**320**	195	563
Investment expense		**(422)**	**-**	**(422)**	(356)	(930)
Net finance costs		**(102)**	**-**	**(102)**	**(161)**	**(367)**
Profit before tax		**2,645**	**12**	**2,657**	**2,932**	**4,864**
Income tax expense	6	**(554)**	**28**	**(526)**	(516)	(923)
Profit for the financial period		**2,091**	**40**	**2,131**	**2,416**	**3,941**
Attributable to:						
Minority interests		**307**	**(14)**	**293**	190	440
Equity shareholders of the Company	7	**1,784**	**54**	**1,838**	**2,226**	**3,501**

	Note	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Earnings per share (US$)				
Basic	8	**1.27**	1.56	2.44
Diluted	8	**1.23**	1.50	2.35
Dividends				
Proposed dividend per share (US cents)		**28.0**	19.0	70.0
Proposed dividend (US$ millions)		**404**	273	1,007
Dividends paid during the period per share (US cents)		**51.0**	39.0	58.0
Dividends paid during the period (US$ millions)		**734**	554	827

The impact of acquired and discontinued operations on the results for the period is not material.

Headline earnings and headline earnings per share are set out in note 8.

Consolidated balance sheet
as at 30 June 2005

US$ million	Note	As at 30.06.05	As at 30.06.04	As at 31.12.04
Intangible fixed assets		**2,588**	2,501	2,644
Tangible fixed assets		**29,604**	30,227	33,172
Biological assets		**331**	374	374
Environmental rehabilitation trusts		**217**	182	237
Investments in associates		**3,269**	3,386	3,486
Financial asset investments		**851**	1,197	1,084
Deferred tax assets		**226**	97	128
Other financial assets (derivatives)		**266**	-	-
Other non current assets		**62**	-	66
Total non current assets		**37,414**	**37,964**	**41,191**
Inventories		**3,180**	3,148	3,549
Trade and other receivables		**5,289**	5,041	5,534
Current tax assets		**96**	192	220
Other current financial assets (derivatives)		**527**	-	-
Current financial asset investments		**5**	75	2
Cash and cash equivalents	17	**2,788**	2,495	2,955
Total current assets		**11,885**	**10,951**	**12,260**
Assets classified as held for sale	11	**757**	-	-
Total assets		**50,056**	**48,915**	**53,451**
Short term borrowings		**(2,623)**	(3,266)	(3,383)
Trade and other payables		**(4,500)**	(4,732)	(5,368)
Current tax liabilities		**(790)**	(679)	(831)
Other current financial liabilities (derivatives)		**(547)**	-	-
Total current liabilities		**(8,460)**	**(8,677)**	**(9,582)**
Medium and long term borrowings		**(7,250)**	(8,258)	(7,817)
Retirement benefit obligations		**(1,016)**	(1,081)	(1,201)
Other financial liabilities (derivatives)		**(406)**	-	-
Deferred tax liabilities		**(5,022)**	(5,279)	(5,810)
Provisions		**(1,370)**	(1,155)	(1,328)
Total non current liabilities		**(15,064)**	**(15,773)**	**(16,156)**
Liabilities directly associated with assets classified as held for sale	11	**(283)**	-	-
Total liabilities		**(23,807)**	**(24,450)**	**(25,738)**
Net assets		**26,249**	**24,465**	**27,713**
Equity				
Called-up share capital	9, 22	**747**	746	747
Share premium account	22	**1,634**	1,609	1,633
Other reserves	22	**1,100**	1,297	3,074
Retained earnings	22	**18,586**	16,673	17,671
Equity attributable to equity holders of the Company		**22,067**	**20,325**	**23,125**
Minority interests	22	**4,182**	4,140	4,588
Total equity		**26,249**	**24,465**	**27,713**

The interim financial information was approved by the board of directors on 3 August 2005.

Consolidated cash flow statement
for the six months ended 30 June 2005

US$ million	Note	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Cash inflows from operations	15	**3,074**	**2,242**	**5,291**
Dividends from associates		**300**	136	368
Dividends from financial asset investments		**4**	15	28
Income tax paid		**(447)**	(258)	(500)
Net cash inflows from operating activities		**2,931**	**2,135**	**5,187**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		**(111)**	(953)	(1,135)
Investment in associates		**(26)**	(1)	-
Purchases of tangible fixed assets	14	**(1,433)**	(1,428)	(3,166)
Purchases of biological assets	14	**(26)**	(28)	(67)
Purchases of financial asset investments		**(163)**	(3)	(108)
Loans granted to related parties		**-**	-	6
Disposal of subsidiaries, net of cash disposed	11	**67**	16	274
Sale of interests in joint ventures		**-**	37	37
Sale of interests in associates		**-**	1,180	1,424
Repayment of loans and capital from associates		**208**	220	299
Proceeds from disposal of tangible fixed assets		**37**	56	151
Proceeds from sale of financial asset investments		**226**	82	263
Loan repayments from related parties		**-**	16	-
Utilised in hedge restructure		**(69)**	-	-
Other adjustments		**10**	5	(4)
Net cash used in investing activities		**(1,280)**	**(801)**	**(2,026)**
Cash flows from financing activities				
Movement on current financial asset investments		**(5)**	(50)	23
Issue of shares by subsidiaries		**21**	146	146
Sale of treasury shares to employees		**82**	-	46
Interest received and other investment income		**102**	143	195
Interest paid		**(319)**	(314)	(601)
Dividends paid to minority interests		**(165)**	(100)	(178)
Issue of convertible debt		**-**	990	990
Repayment of short term borrowings		**(510)**	(1,539)	(1,830)
(Repayment)/receipt of medium and long term borrowings		**(33)**	174	(598)
Movement in minority loans		**-**	7	(2)
Other financing activity		**(45)**	(32)	(48)
Dividends paid to Company shareholders		**(727)**	(547)	(818)
Net cash used in financing activities		**(1,599)**	**(1,122)**	**(2,675)**
Net increase in cash and cash equivalents		**52**	**212**	**486**
Cash and cash equivalents at start of period[1]		**2,781**	2,186	2,186
Cash movements in period		**52**	212	486
Effects of changes in exchange rate		**(157)**	19	109
Cash and cash equivalents at end of period[1]	17	**2,676**	**2,417**	**2,781**

[1] *Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 17.*

Consolidated statement of recognised income and expense
for the six months ended 30 June 2005

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Loss on revaluation of available-for-sale investments	**(20)**	-	-
Loss on cash flow hedges	**(87)**	-	-
Exchange differences on translation of foreign operations	**(2,557)**	548	2,617
Actuarial loss on defined benefit schemes	**(48)**	(11)	(26)
Other movements	**-**	(8)	(32)
Tax on items taken directly to equity	**53**	3	6
Net (expense)/income recognised directly in equity	**(2,659)**	532	2,565
Transfers			
Transferred to profit or loss on sale of available-for-sale investments	**(32)**	-	-
Transferred to profit or loss on cash flow hedges	**(6)**	-	-
Transferred to the initial carrying amount of hedged items on cash flow hedges	**(4)**	-	-
Transferred exchange differences on disposal of foreign operations	**-**	(5)	(30)
Tax on items transferred from equity	**1**	-	-
Profit for the period	**2,131**	2,416	3,941
Total recognised income and expense	**(569)**	2,943	6,476
Adoption of IAS 32 and IAS 39[1]	(127)	-	-
Total recognised income and expense for the period	**(696)**	**2,943**	**6,476**
Attributable to:			
Equity shareholders of the Company	**(451)**	2,691	5,721
Minority interests	**(245)**	252	755
	(696)	2,943	6,476

[1] Details of the accounting policy change are set out in note 24.

Notes to financial information

1. General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ('GAAP'), has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards ('IFRS'). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 7, 8 and 16 to this report.

2. Accounting policies

The interim financial report including all comparatives, has been prepared using the accounting policies consistent with IFRSs, including International Accounting Standard ('IAS') 34 *Interim financial reporting* and International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). These standards and interpretations are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. The Group has adopted early the proposed amendment to IAS 19 *Employee Benefits* which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

These statements are covered by IFRS 1 *First-time adoption of International Financial Reporting Standards*, because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005.

Except as set out in note 3 below, the same accounting policies and methods of computation are followed in the interim report as published by the Company in its news release on 9 May 2005 entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release, including full disclosure of these accounting policies, is available on the Company's website on www.angloamerican.co.uk. The policies have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments, and to discontinued operations and disposal groups, which have been applied prospectively as detailed in note 3, below.

3. Changes in accounting policies

Financial instruments
The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the periods ended 30 June 2004 and 31 December 2004 excludes any adjustments required from adoption of these two standards. Pro forma 2004 consolidated financial information including the impact of IAS 32 and IAS 39 is provided in the appendix to this press release.

As set out in note 24, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and 39 prospectively from 1 January 2005.

Discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Non current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell.

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as 'held for sale' as at 30 June 2005. The impact on the consolidated income statement for the period ended 30 June 2005 is a $36 million net charge.

4. Segmental information

Primary reporting format – by business segment

US$ million	Revenue[1]			Operating profit before special items[2][3]			Net operating assets[4]		
	6 months ended 30.06.05	6 months ended 30.06.04[5]	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
Platinum[6]	**1,738**	1,446	3,065	**405**	308	527	**6,612**	6,618	7,607
Gold	**1,325**	1,051	2,396	**153**	156	296	**7,105**	6,971	7,459
Coal	**1,191**	828	1,914	**243**	115	321	**2,350**	2,105	2,546
Base Metals	**1,629**	1,548	3,232	**721**	576	1,280	**4,928**	5,473	5,180
Industrial Minerals	**2,021**	1,831	3,833	**191**	179	416	**4,622**	4,535	4,864
Ferrous Metals and Industries	**3,175**	2,380	5,137	**667**	266	591	**4,355**	5,017	5,592
Paper and Packaging	**3,431**	3,262	6,691	**226**	322	575	**6,636**	6,166	6,879
Exploration	**-**	-	-	**(67)**	(56)	(120)	**-**	-	-
Corporate Activities	**-**	-	-	**(131)**	(108)	(245)	**13**	34	14
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
Platinum	**29**	29	55	**5**	6	9			
Gold	**8**	7	13	**1**	-	-			
Diamonds	**1,628**	1,647	3,177	**297**	340	573			
Coal	**288**	212	468	**131**	86	176			
Base Metals	**-**	44	88	**-**	(8)	(4)			
Industrial Minerals	**14**	12	25	**2**	2	5			
Ferrous Metals and Industries	**519**	803	1,526	**124**	128	296			
Paper and Packaging	**149**	109	228	**7**	6	(6)			
Corporate Activities	**-**	90	90	**-**	7	7			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2005 was $36 million (June 2004: $40 million, December 2004: $81 million) and relates principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit from associates is stated before operating special items set out in note 5. It is reconciled to 'Net income from associates' as follows:

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Operating profit from associates before special items	**567**	567	1,056
Special items	**-**	-	(117)
Operating profit from associates after special items	**567**	567	939
Net profit on disposals	**68**	2	10
Net finance costs	**(40)**	(66)	(100)
Income tax expense	**(185)**	(164)	(280)
Underlying minority interest	**(3)**	(9)	(19)
Net income from associates	**407**	330	550

(3) Operating profit including associates is stated before operating special items set out on in note 5. It is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit including associates before special items	**2,975**	2,325	4,697
Special items:			
Subsidiaries and joint ventures	(55)	-	25
Industrial Minerals	(16)	-	(9)
Gold	(38)	-	(1)
Base Metals	-	-	(120)
Ferrous Metals and Industries	(1)	-	155
Associates			
Base Metals	-	-	(117)
Operating profit including associates after special items	**2,920**	2,325	4,605
Net (loss)/profit on disposals			
Subsidiaries and joint ventures	(1)	1,005	1,015
Associates	68	2	10
Associates' net finance costs	(40)	(66)	(100)
Associates' income tax expense	(185)	(164)	(280)
Associates' underlying minority interests	(3)	(9)	(19)
Total profit from operations and associates	**2,759**	3,093	5,231

(4) *Net operating assets at 30 June 2005 consist of tangible ($29,604 million) and intangible assets ($2,588 million), biological assets ($331 million), inventories ($3,180 million) and operating debtors ($4,218 million) less non-interest bearing current liabilities ($3,300 million).*

(5) Base Metals' turnover for the period to 30 June 2005 and for the year to 31 December 2004 is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, total Base Metals' turnover for the period to 30 June 2004 would be $1,501 million. There is no impact on operating profit for either 2005 or 2004.

(6) See note 20.

Secondary reporting format – by geographical segment (by origin)

	Revenue			Operating profit before special items(1)			Net operating assets		
US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
South Africa	**5,849**	4,920	10,279	**1,156**	640	1,217	**15,187**	16,039	18,258
Rest of Africa	**553**	259	804	**15**	29	44	**4,218**	4,065	4,184
Europe	**5,085**	4,645	9,449	**370**	395	783	**9,271**	9,002	9,756
North America	**342**	437	1,018	**14**	21	21	**465**	853	603
South America	**1,742**	1,430	3,176	**755**	609	1,418	**4,688**	4,460	4,564
Australia and Asia	**939**	655	1,542	**98**	64	158	**2,792**	2,500	2,776
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
South Africa	**768**	838	1,565	**139**	130	170			
Rest of Africa	**1,065**	1,042	1,972	**192**	215	356			
Europe	**359**	461	969	**60**	91	166			
North America	**-**	288	461	**-**	29	32			
South America	**263**	202	447	**107**	72	249			
Australia and Asia	**180**	122	256	**69**	30	83			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

(1) Operating profit including associates is stated before special items as set out in note 5. Operating profit including associates after special items for the period ended 30 June 2005 is $1,263 million for South Africa, $414 million for Europe and $160 million for Australia and Asia. There were no special items affecting operating profit in the period to 30 June 2004. Operating profit including associates after special items for the year ended 31 December 2004 was $1,168 million for South Africa, $940 million for Europe, $209 million for North America, and $1,647 million for South America.

5. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals. Special items that relate to changes in the portfolio of business are included below operating profit on the income statement. These items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Special items: operating			
Closure of Ergo	**(31)**	-	-
Impairment of Loch Aline	**(12)**	-	-
Reversal of impairment of Terra Industries Inc	**-**	-	154
Impairment of Black Mountain Mineral Development	**-**	-	(100)
Write down of assets at Mantos Blancos SA	**-**	-	(20)
Other impairments	**(12)**	-	(9)
Total special items: operating	**(55)**	-	25
Taxation	**17**	-	6
Minority interests	**12**	-	(1)
	(26)	-	30
Profits and (losses) on disposals			
Anticipated disposal of Hope Downs	**(50)**	-	-
Sale of Acerinox	**25**	-	-
Disposal of Wendt	**21**	-	-
Part disposal of Mondi Packaging South Africa	**(18)**	-	-
Sale of Columbus	**14**	-	-
Disposal of interest in Gold Fields Ltd	**-**	464	464
Gains on deemed disposal of AngloGold	**-**	415	415
Gains on disposal of Pandora	**-**	15	15
Part disposal of Western Areas	**7**	-	45
Disposal of remaining interest in FirstRand Limited	**-**	32	32
Disposal of interest in Nkomati	**-**	28	28
Disposal of interest in Avgold	**-**	25	25
Disposal of Terra Industries Inc	**-**	-	13
Loss on disposal of Hudson Bay Mining and Smelting Co. Ltd.	**-**	-	(10)
Other items	**-**	26	(12)
Net (loss)/profit on disposals	**(1)**	1,005	1,015
Taxation	**11**	(32)	(44)
Minority interests	**2**	3	(1)
	12	976	970
Associates' special items			
Net profit on disposals			
Disposal of Samancor Chrome	**52**	-	-
Other	**16**	2	10
Operating impairment charge – Palabora Mining Company Limited	**-**	-	(117)
Total associates' special items	**68**	2	(107)
Taxation	**-**	-	36
Minority interests	**-**	-	-
	68	2	(71)
Total special items (net of tax and minority interests)	**54**	978	929

6. Tax on profit on ordinary activities

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
United Kingdom corporation tax at 30%	**55**	55	61
South Africa taxation	**224**	97	253
Other overseas taxation	**323**	132	347
Total current tax	**602**	**284**	**661**
Deferred taxation	**(48)**	200	260
Total deferred tax	**(48)**	**200**	**260**
Total tax on special items	**(28)**	**32**	**2**
Total tax charge	**526**	**516**	**923**

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, including associates' tax, will remain above the statutory rate of 30%.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the period ended 30 June 2005 is $185 million (June 2004: $164 million; December 2004: $280 million).

7. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit for the financial period and its headline earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to headline earnings is given in note 8. Group operating profit is reconciled to 'Profit for the financial period' as set out in the table below:

	6 months ended 30.06.05					
US$ million	**Operating profit before special items[1]**	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**410**	**410**	-	-	(151)	**259**
Gold	**154**	**116**	38	-	(81)	**73**
Diamonds	**297**	**297**	-	-	(27)	**270**
Coal	**374**	**374**	-	-	(111)	**263**
Base Metals	**721**	**721**	-	-	(196)	**525**
Industrial Minerals	**193**	**177**	16	-	(53)	**140**
Ferrous Metals and Industries	**791**	**790**	1	-	(378)	**413**
Paper and Packaging	**233**	**233**	-	-	(101)	**132**
Exploration	**(67)**	**(67)**	-	-	17	**(50)**
Corporate Activities	**(131)**	**(131)**	-	-	(110)	**(241)**
Total/Headline earnings	**2,975**	**2,920**	55	-	(1,191)	**1,784**
Headline earnings adjustments (note 8)			(55)	67	42	**54**
Profit for the financial period[2]						**1,838**

[1] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 4.
[2] Profit for the financial period is the amount attributable to equity shareholders.

6 months ended 30.06.04						
US$ million	**Operating profit before *special items***	**Operating profit after *special items***	Special items: *operating*	Net profit on *disposals*	Net interest, tax and minority *interests*	**Total**
By business segment						
Platinum	**314**	**314**	-	-	(177)	**137**
Gold	**156**	**156**	-	-	(89)	**67**
Diamonds	**340**	**340**	-	-	(171)	**169**
Coal	**201**	**201**	-	-	(53)	**148**
Base Metals	**568**	**568**	-	-	(134)	**434**
Industrial Minerals	**181**	**181**	-	-	(61)	**120**
Ferrous Metals and Industries	**394**	**394**	-	-	(186)	**208**
Paper and Packaging	**328**	**328**	-	-	(105)	**223**
Exploration	**(56)**	**(56)**	-	-	14	**(42)**
Corporate Activities	**(101)**	**(101)**	-	-	(115)	**(216)**
Total/Headline earnings	**2,325**	**2,325**	-	-	(1,077)	**1,248**
Headline earnings adjustments (note 8)			-	1,007	(29)	**978**
Profit for the financial period						**2,226**

Year ended 31.12.04						
US$ million	**Operating profit before special items**	**Operating profit after special items**	*Special items: operating*	*Net profit on disposals*	Net interest, tax *and minority* interests	**Total**
By business segment						
Platinum	**536**	**536**	-	-	(296)	**240**
Gold	**296**	**295**	1	-	(157)	**139**
Diamonds	**573**	**573**	-	-	(305)	**268**
Coal	**497**	**497**	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	(270)	**(508)**
Total/Headline earnings	**4,697**	**4,605**	92	-	(2,125)	**2,572**
Headline earnings adjustments (note 8)			(92)	1,025	(4)	**929**
Profit for the financial year						**3,501**

8. Earnings per share

	6 months ended 30.06.05	**6 months ended 30.06.04**	**Year ended 31.12.04**
Profit for the financial period attributable to equity shareholders:			
Basic earnings per share (US$)	**1.27**	1.56	2.44
Diluted earnings per share (US$)	**1.23**	1.50	2.35
Headline earnings for the financial period[1]:			
Basic earnings per share (US$)	**1.24**	0.87	1.79
Diluted earnings per share (US$)	**1.19**	0.84	1.73

[1] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Earnings			
Basic earnings being profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501
Effect of dilutive potential ordinary shares:			
Interest on convertible loan notes (net of tax)	**15**	15	29
Diluted earnings	**1,853**	2,241	3,530
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,442**	1,429	1,434
Effect of dilutive potential ordinary shares[2]:			
Share options	**19**	19	18
Convertible loan notes	**48**	48	48
Diluted number of ordinary shares outstanding[1]	**1,509**	1,496	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.
[2] Dilutive earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The calculation of basic and diluted earnings per share based on headline earnings uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501	**1.27**	1.56	2.44
Special items: operating	**55**	-	(25)	**0.04**	-	(0.02)
Net loss/(profit) on disposals	**1**	(1,005)	(1,015)	**-**	(0.71)	(0.71)
Special items: associates	**(68)**	(2)	107	**(0.04)**	-	0.08
Related tax	**(28)**	32	2	**(0.02)**	0.02	-
Related minority interest	**(14)**	(3)	2	**(0.01)**	-	-
Headline earnings for the financial period	**1,784**	1,248	2,572	**1.24**	0.87	1.79

9. Called-up share capital

	6 months ended 30.06.05		6 months ended 30.06.04		Year ended 31.12.04	
	Number of shares	US$ million	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**1,493,849,673**	**747**	1,491,985,521	746	1,493,839,387	747

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2005, 10,286 (June 2004: 6,946; December 2004: 15,110) ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees. No ordinary shares were allotted on exercise of employee share option plans (June 2004: 2,182,665; December 2004: 4,028,867).

10. Acquisition of subsidiaries

No significant acquisitions were made during the 6 months to 30 June 2005 and there were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

Other acquisitions in the year ended 31 December 2004 included additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This was the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration was paid in the year ended 31 December 2004. The remaining $86 million additional consideration was paid during the six months ended 30 June 2005.

11. Disposal of subsidiaries and businesses

US$ million	6 months ended 30.06.05
Net assets disposed:	
Intangible fixed assets	1
Tangible fixed assets	34
Financial asset investments	12
Investments in associates	2
Deferred tax assets	1
Inventories	25
Trade and other receivables	33
Current financial asset investments	-
Cash and cash equivalents	7
Short term borrowings	-
Other current liabilities	(58)
Medium and long term borrowings	(1)
Provisions	(8)
Minority interests	(3)
Profit on disposal	29
Disposal proceeds	74
Total proceeds	
Net cash and cash equivalents disposed	(7)
Deferred consideration or allotted shares	-
Net cash inflow from disposal of subsidiaries during the year	**67**

Subsidiaries and businesses disposed of during the period contributed $1 million to total profit for the financial period.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2005. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Boart	Hope Downs	Other	Total
Intangible fixed assets	32	-	-	32
Tangible fixed assets	123	170	14	307
Financial asset investments	18	-	-	18
Deferred tax assets	22	-	-	22
Total non current assets	**195**	**170**	**14**	**379**
Inventories	121	-	-	121
Trade and other receivables	219	-	-	219
Cash and cash equivalents	38	-	-	38
Total current assets	**378**	**-**	**-**	**378**
Total assets	**573**	**170**	**14**	**757**
Short term borrowings	(7)	-	-	(7)
Trade and other payables	(139)	-	-	(139)
Total current liabilities	**(146)**	**-**	**-**	**(146)**
Medium and long term borrowings	(5)	-	-	(5)
Retirement benefit obligations	(72)	-	-	(72)
Deferred tax liabilities	-	(49)	-	(49)
Provisions	(11)	-	-	(11)
Total non current liabilities	**(88)**	**(49)**	**-**	**(137)**
Total liabilities	**(234)**	**(49)**	**-**	**(283)**
Net assets	**339**	**121**	**14**	**474**

The net carrying amount of assets and associated liabilities reclassified as held for sale were written down by $36 million (after tax) in the current period to their fair value less costs to sell. The above assets and liabilities are held principally within Ferrous Metals and Industries.

12. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2004.

There were no significant contingent assets in the Group at either 31 December 2004 or at 30 June 2005.

At 31 December 2004, contingent liabilities comprised aggregate amounts of $272 million in respect of loans and performance guarantees given to banks and other third parties.

At 31 December 2004, AngloGold North America had $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group where an outcome cannot be foreseen and as such any loss cannot be reliably measured. Provision is made for all liabilities that are expected to materialise.

13. Exploration expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**9**	11	13
Gold	**22**	19	43
Coal	**4**	3	9
Base Metals	**20**	18	41
Ferrous Metals and Industries	**12**	5	14
	67	56	120

14. Capital expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Platinum	**243**	292	633
Gold	**311**	234	585
Coal	**126**	64	218
Base Metals	**100**	176	367
Industrial Minerals	**120**	130	304
Paper and Packaging	**392**	383	758
Ferrous Metals and Industries	**133**	144	284
Other	**8**	5	17
Purchase of tangible fixed assets	**1,433**	1,428	3,166
Purchase of biological assets	**26**	28	67
	1,459	1,456	3,233

15. Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit before tax	**2,657**	2,932	4,864
Depreciation and amortisation	**1,199**	963	2,107
Share option expense	**40**	32	50
Special items of subsidiaries and joint ventures	**56**	(1,005)	(1,040)
Net finance costs	**102**	161	367
Fair value gains	**(43)**	-	-
Net income from associates	**(407)**	(330)	(550)
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

16. EBITDA by business segment

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**610**	465	853
Gold	**415**	319	694
Diamonds	**337**	375	655
Coal	**476**	286	687
Base Metals	**875**	720	1,625
Industrial Minerals	**317**	288	638
Ferrous Metals and Industries	**961**	563	1,231
Paper and Packaging	**449**	523	978
Exploration	**(67)**	(56)	(120)
Corporate Activities	**(124)**	(83)	(210)
EBITDA	**4,249**	3,400	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Total profit from operations and associates	**2,759**	3,093	5,231
Special items (including associates)	**55**	-	92
Net profit on disposals (including associates)	**(67)**	(1,007)	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**1,199**	963	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**303**	351	626
EBITDA	**4,249**	3,400	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
EBITDA	**4,249**	3,400	7,031
Share of operating profit of associates, before special items	**(567)**	(567)	(1,056)
Underlying depreciation and amortisation in associates	**(75)**	(112)	(227)
Share option expense	**40**	32	50
Fair value gains	**(43)**	-	-
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

17. Cash and cash equivalents

US$ million	As at 30.06.05	As at 30.06.04	As at 31.12.04
Cash and cash equivalents per balance sheet			
Continuing operations	**2,788**	2,495	2,955
Disposal groups	**38**	-	-
Bank overdrafts			
Continuing operations	**(143)**	(78)	(174)
Disposal groups	**(7)**	-	-
Net cash and cash equivalents per cash flow statement	**2,676**	2,417	2,781

18. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Debt due within one year Hedge[2]	Debt due after one year[1] Carrying value	Debt due after one year[1] Hedge[2]	Current financial asset investments	Total net debt
Opening balance at 1 January 2005	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	-	(144)	-	-	(207)
Adjusted opening balance sheet at 1 January 2005	2,781	(3,272)	-	(7,961)	-	2	(8,450)
Cash flow	52	510	-	33	-	5	600
Disposal of business (note 11)	-	-	-	1	-	-	1
Accretion of convertible debt	-	-	-	(23)	-	-	(23)
Reclassifications	-	(59)	-	59	-	-	-
Movement in fair value	-	-	-	(25)	24	-	(1)
Exchange movements	(157)	341	-	661	-	(2)	843
Closing balance at 30 June 2005	**2,676**	**(2,480)**	**-**	**(7,255)**	**24**	**5**	**(7,030)**

The Group's net debt position as at 30 June 2005, disclosed above, includes the following balances that have been reclassified as 'held for sale' at period end and are included within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale':

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Debt due within one year Hedge[2]	Debt due after one year Carrying value	Debt due after one year Hedge[2]	Current financial asset investments	Total net funds
Disposal groups	31	-	-	(5)	-	-	26

[1] Debt due after 1 year includes convertible debt of $1,954 million and excludes overdrafts (see note 17).
[2] *Derivatives of net debt items that have been designated as hedges and are effective are included within this table to give a true reflection of the Group's net debt* position at period end. These derivatives are classified within 'Other current financial assets (derivatives)', 'Other financial assets (derivatives)', 'Other current financial liabilities (derivatives)' and 'Other financial liabilities (derivatives)' in the balance sheet.

19. Events occurring after end of the period

Effective 29 July 2005, the Boart Longyear Group has been sold to Advent International plc for an enterprise value of $545 million. For the purpose of reporting as at 30 June 2005 Boart Longyear was treated as a disposal group.

A cash settlement of A$231 million ($176 million) was received by Kumba on 1 July 2005 on sale of its 49% interest in the Hope Downs project. The disposal follows the exercise of an option to purchase this interest by Kumba's local partner in the project.

Since the end of the period, AngloGold Ashanti has received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

20. Changes in estimates

Anglo Platinum – Metal inventories

During the period, Anglo Platinum changed its estimate of the quantities of valuation of inventory based on the outcome of a physical count of in-process metal inventory. Anglo Platinum runs a theoretical metal inventory system based on inputs, the results of previous physical counts and outputs. Due to the nature of in-process inventories being contained in weirs, pipes and other vessels, physical counts only take place periodically.

This change in estimate has had the effect of increasing the value of inventory disclosed in the financial statements by $54 million to $524 million. This results in the recognition of an after-tax gain of $38 million.

21. Related party transactions

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Société Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest was ceded during 2004 by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American only accounts for its direct 45% interest in DBI. Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares as interest income.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with associates and others in which the Group has a material interest. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Dividends received from associates during the period totalled $300 million (June 2004: $136 million; December 2004: $368 million), as disclosed in the consolidated cash flow statement on page 18.

22. Consolidated interim statement of changes in shareholders' equity

	Attributable to equity holders of the Company						
US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	2,210	-	481	-	252	2,943
Dividends paid	-	(554)	-	-	-	-	(554)
Shares issued	333	-	-	-	-	-	333
Share based payments	-	5	19	-	-	3	27
Subsidiary shares issued	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	(425)	(425)
Dividends paid to minority interests	-	-	-	-	-	(100)	(100)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 30 June 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Balance at 1 July 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Total recognised income and expense	-	1,264	-	1,766	-	503	3,533
Dividends paid	-	(273)	-	-	-	-	(273)
Shares issued	25	-	-	-	-	-	25
Share based payments	-	7	11	-	-	-	18
Minority interest acquired	-	-	-	-	-	23	23
Dividends paid to minority interests	-	-	-	-	-	(78)	(78)
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39[2]	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	1,798	-	(2,147)	(97)	(123)	(569)
Dividends paid	-	(734)	-	-	-	-	(734)
Shares issued	1	-	-	-	-	-	1
Share based payments	-	-	35	-	-	3	38
Disposal of business	-	-	-	-	-	(3)	(3)
Minority interest acquired	-	-	-	-	-	3	3
Dividends paid to minority interests	-	-	-	-	-	(165)	(165)
Exercise of employee share options	-	82	-	-	-	-	82
Other movements	-	-	9	-	-	1	10
Balance at 30 June 2005	**2,381**	**18,586**	**99**	**100**	**901**	**4,182**	**26,249**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Details of the accounting policy change is set out in note 24 to the press release.

23. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRSs), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period to 30 June 2004 and the year to 31 December 2004; and
- proforma IAS 32 and IAS 39 information for the period to 30 June 2004 and the year to 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatement. A summary of the detailed information presented in the news release is provided below:

Reconciliation of equity

US$ million	As at 01.01.04	As at 30.06.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,782)	(1,899)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Total equity and reserves presented under IFRS	**21,196**	**24,465**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	6 months ended 30.06.04	Year ended 31.12.04
Attributable profit under UK GAAP	**1,709**	**2,913**
Reclassification of unrealised gains	424	427
Deferred tax on fair value adjustments	2	41
Defined benefit pension schemes	8	-
Recycling of currency translation adjustments	-	30
Treatment of De Beers' preference shares	(5)	(69)
Reversal of goodwill amortisation	104	205
Fair value of biological assets	(4)	(21)
Share based payments	(14)	(21)
Net impact of other IFRS adjustments	2	(4)
Attributable profit under IFRS	**2,226**	**3,501**

[1] Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of £126 million ($227 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportional consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as 'current asset investments' as 'cash equivalents' in accordance with IAS 7.

24. Adoption of IAS 32 and IAS 39

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	Restated IFRS 01.01.05
Intangible fixed assets		2,644	-	2,644
Tangible fixed assets	1	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Financial asset investments		1,084	58	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	2	-	675	675
Other non current assets		66	-	66
Total non current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	2	-	670	670
Current financial asset investments		2	-	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings		(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	2	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	3	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	2	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	4	-	50	50
Convertible debt reserve	5	-	128	128
Available for sale reserve		-	48	48
Other		3,074	-	3,074
Retained earnings	4	17,671	(231)	17,440
Equity attributable to equity holders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

The IFRS news release issued on 9 May 2005 sets out the detailed accounting policies for the Group's financial instruments and a reconciliation by adjustment type on adoption of IAS 32 and IAS 39.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- *recognition and fair value of derivatives, including embedded derivatives;*
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

A summary of the more significant adjustments is set out below:

1. The reduction in tangible fixed assets was largely due to an impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount.

2. All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within 'Other financial assets (derivatives)' or 'Other financial liabilities (derivatives).' They are classified as current or non current depending on the maturity of the derivative.

3. The increase in 'medium and long term borrowings' is largely due to a $277 million increase following the separate presentation of derivatives within 'Other financial assets (derivatives)' and 'Other financial liabilities (derivatives)'. This is partially offset by a $133 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

4. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the 'cash flow hedge reserve' at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

5. The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

   The conversion option within the convertible bond issued by AngloGold Ashanti however is classified as a liability within 'Other financial liabilities (derivatives).' This accounting treatment follows recent IFRIC guidance.

The pro forma information presented in the IFRS news release assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with IAS 34, and the requirements of International Financial Reporting Standard 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2005

Production Statistics

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Platinum (troy ounces)[(1)(2)]			
Platinum	**1,291,400**	1,182,700	2,498,200
Palladium	**731,700**	634,900	1,331,800
Rhodium	**175,700**	109,300	258,600
Nickel (tonnes)	**11,200**	11,300	22,700
AngloGold Ashanti (gold in troy ounces)[(2)(3)]			
South Africa	**1,330,000**	1,529,000	3,079,000
Argentina	**108,000**	82,000	211,000
Australia	**261,000**	184,000	410,000
Brazil	**167,000**	163,000	334,000
Ghana	**342,000**	123,000	485,000
Guinea	**123,000**	17,000	83,000
Mali	**261,000**	211,000	475,000
Namibia	**37,000**	31,000	67,000
Tanzania	**357,000**	233,000	570,000
USA	**152,000**	148,000	329,000
Zimbabwe	**-**	4,000	9,000
	3,138,000	2,725,000	6,052,000
Gold Fields (gold in troy ounces)[(4)]			
Gold	**-**	207,000	207,000
Anglo Coal (tonnes)			
South Africa:			
Eskom	**16,585,200**	15,995,300	33,668,300
Trade - Thermal	**9,170,800**	9,033,000	18,648,600
Trade - Metallurgical	**852,800**	912,300	2,143,700
	26,608,800	25,940,600	54,460,600
Australia:			
Thermal	**8,147,700**	8,694,000	17,378,800
Metallurgical	**4,591,000**	3,300,800	8,203,800
	12,738,700	11,994,800	25,582,600
South America:			
Thermal	**4,835,300**	4,891,700	9,589,600
	44,182,800	42,827,100	89,632,800
Anglo Coal (tonnes)			
South Africa:			
Bank	**1,415,600**	1,271,600	2,733,100
Greenside	**1,345,600**	1,378,300	2,754,800
Goedehoop	**3,029,100**	3,201,200	6,462,100
Kriel	**5,918,800**	5,360,400	11,059,500
Kleinkopje	**2,090,800**	2,226,000	4,691,600
Landau	**1,760,000**	1,573,500	3,474,100
New Denmark	**2,007,500**	2,279,100	4,975,800
New Vaal	**8,066,200**	8,355,800	17,312,000
Nooitgedacht	**382,400**	294,700	676,600
Mafube	**592,800**	-	321,000
	26,608,800	25,940,600	54,460,600
Australia:			
Callide	**4,851,500**	4,774,200	9,355,300
Drayton	**2,043,900**	2,035,900	4,278,800
Dartbrook	**501,000**	1,062,600	2,268,100
German Creek	**1,433,600**	1,690,400	4,047,600
Jellinbah East	**461,900**	420,900	925,200
Moranbah	**1,861,400**	153,400	1,125,900
Dawson Complex	**1,585,400**	1,857,400	3,581,700
	12,738,700	11,994,800	25,582,600
South America:			
Carbones del Guasare	**748,200**	866,400	1,677,600
Carbones del Cerrejon	**4,087,100**	4,025,300	7,912,000
	4,835,300	4,891,700	9,589,600

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Base Metals			
Copper (tonnes)[5]			
Collahuasi (44% basis)	**93,000**	84,300	211,700
Mantos Blancos	**71,300**	75,400	155,000
Minera Sur Andes	**150,000**	150,800	300,400
Black Mountain and Hudson Bay	**1,300**	43,200	79,500
Other	**-**	10,200	19,400
	315,600	363,900	766,000
Nickel (tonnes)			
Loma de Níquel	**8,300**	8,500	17,400
Codemin	**4,300**	3,100	6,500
Other	**-**	100	100
	12,600	11,700	24,000
Zinc (tonnes)			
Hudson Bay	**-**	52,700	107,000
Black Mountain	**16,200**	13,300	28,200
Skorpion	**56,300**	56,700	119,200
Lisheen	**81,300**	80,500	156,300
	153,800	203,200	410,700
Lead (tonnes)			
Black Mountain	**19,500**	16,800	37,500
Lisheen	**10,300**	9,500	17,200
	29,800	26,300	54,700
Mineral sands (tonnes)			
Slag tapped	**83,600**	81,800	169,300
Iron tapped	**53,200**	51,100	105,900
Zircon	**63,100**	58,700	119,100
Rutile	**14,700**	10,800	23,700
Niobium (tonnes)			
Catalão	**1,900**	1,700	3,500
Anglo Industrial Minerals (tonnes)			
Aggregates	**38,425,000**	33,225,000	70,448,300
Lime products	**751,800**	503,600	1,185,700
Concrete (m^3)	**4,204,000**	4,167,000	8,310,800
Sodium tripolyphosphate	**60,700**	55,900	115,700
Phosphates	**471,000**	563,200	1,169,300
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers (tonnes)	**1,336,298**	1,297,060	2,600,291
Corrugated board and boxes (m m^2)	**1,169**	1,028	2,103
Paper sacks	**1,667**	1,660	3,251
Coating and release liners (m m^2)	**868**	841	1,661
Pulp – external (tonnes)	**85,282**	74,266	153,045
Mondi Business Paper			
Uncoated wood free paper (tonnes)	**938,582**	928,634	1,881,851
Pulp – external (tonnes)	**66,989**	25,494	53,142
Wood chips (green metric tonnes)	**877,693**	1,149,200	2,125,858
Mondi Packaging South Africa			
Packaging papers (tonnes)	**182,384**	185,962	365,557
Corrugated case material (m m^2)	**154**	156	335
Newsprint and other			
Newsprint (attributable share) (tonnes)	**247,636**	294,759	550,986
Mining timber (tonnes)	**59,981**	74,100	154,727

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited[6]			
Iron ore production	**15,511,000**	15,284,000	30,112,000
Coal	**10,054,000**	9,496,000	19,444,000
Zinc	**53,000**	56,000	116,000
Heavy minerals	**345,000**	374,000	694,000
Highveld Steel			
Vanadium slag	**32,612**	32,516	67,587
Rolled products	**319,627**	325,123	674,013
Continuous cast blocks	**421,315**	456,971	922,477
Samancor			
Manganese ore (mtu m)	**46**	53	106
Manganese alloys	**164,400**	173,960	321,100
Scaw Metals			
Rolled products	**179,237**	216,517	458,000
Cast products	**63,018**	68,565	110,000
Grinding media	**223,533**	194,793	429,000
Tongaat-Hulett			
Sugar	**388,810**	392,510	756,000
Aluminium	**94,348**	79,600	162,000
Starch and glucose	**283,436**	277,670	576,000
Hippo Valley			
Sugar	**74,946**	60,398	200,000

(1) Includes Anglo Platinum's share of Northam Platinum Limited.
(2) See the published results of Anglo Platinum Limited or AngloGold Ashanti Limited for further analysis of production information.
(3) 2005 excludes Ergo production. Ergo production for the 6 months ended 30 June 2004 was 121,000 ounces and for the year ended 31 December 2004 was 222,000 ounces.
(4) Gold Fields was sold in March 2004.
(5) In respect of the 6 months ended 30 June 2005, production for Palabora is excluded.
(6) See the published results of Kumba Resources Limited for further analysis of production information.

The figures above and on the previous pages include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates with the exception that the production for AngloGold Ashanti is on an attributable basis for all of its operations.

Exchange rates and commodity prices

US dollar exchange rates	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Average spot prices for the period			
South African rand	**6.21**	6.67	6.44
Sterling	**0.53**	0.55	0.55
Euro	**0.78**	0.81	0.80
Australian dollar	**1.29**	1.35	1.36
Chilean peso	**580**	609	609
Period end spot prices			
South African rand	**6.68**	6.23	5.65
Sterling	**0.56**	0.55	0.52
Euro	**0.83**	0.82	0.74
Australian dollar	**1.31**	1.44	1.28
Chilean peso	**579**	636	556

Commodity prices Average market prices for the period	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Gold – US$/oz	**427**	401	409
Platinum – US$/oz	**867**	850	847
Palladium – US$/oz	**190**	248	231
Rhodium – US$/oz	**1,583**	696	991
Copper – US cents/lb	**151**	125	130
Nickel – US cents/lb	**720**	619	628
Zinc – US cents/lb	**59**	48	48
Lead – US cents/lb	**45**	38	40
European eucalyptus pulp price (CIF) – US$/tonne	**575**	525	520

Summary by business segment

	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Headline earnings/(loss)	
US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04
Platinum	**1,767**	1,475	**610**	465	**410**	314	**259**	137
Gold	**1,333**	1,058	**415**	319	**154**	156	**73**	67
Diamonds	**1,628**	1,647	**337**	375	**297**	340	**270**	169
Coal	**1,479**	1,040	**476**	286	**374**	201	**263**	148
South Africa	**681**	501	**231**	115	**205**	93	**142**	64
Australia	**536**	343	**109**	71	**48**	26	**36**	26
South America	**262**	196	**136**	100	**121**	82	**85**	58
Base Metals	**1,629**	1,592	**875**	720	**721**	568	**525**	434
Copper	**1,118**	969	**673**	530	**570**	435	**413**	351
Collahuasi	**319**	237	**209**	154	**174**	126	**133**	102
Minera Sur Andes	**559**	463	**355**	269	**306**	221	**216**	175
Mantos Blancos	**240**	225	**110**	110	**90**	96	**64**	80
Palabora and other	**-**	44	**(1)**	(3)	**-**	(8)	**-**	(6)
Nickel, Niobium, Mineral Sands	**324**	265	**164**	139	**141**	117	**103**	70
Catalão	**25**	22	**11**	11	**10**	10	**6**	9
Codemin	**65**	41	**36**	23	**33**	21	**34**	11
Loma de Níquel	**143**	136	**89**	87	**79**	77	**47**	43
Namakwa Sands	**91**	64	**28**	16	**19**	8	**16**	6
Nkomati and other	**-**	2	**-**	2	**-**	1	**-**	1
Zinc	**187**	358	**56**	66	**29**	31	**26**	27
Black Mountain	**33**	35	**6**	(1)	**6**	(3)	**4**	(2)
Hudson Bay	**-**	204	**-**	42	**-**	23	**-**	19
Lisheen	**68**	95	**23**	17	**17**	11	**21**	11
Skorpion	**86**	24	**27**	8	**6**	-	**1**	(1)
Other	**-**	-	**(18)**	(15)	**(19)**	(15)	**(17)**	(14)
Industrial Minerals	**2,035**	1,843	**317**	288	**193**	181	**140**	120
Tarmac	**1,921**	1,750	**299**	262	**183**	162	**136**	113
Copebrás	**114**	93	**18**	26	**10**	19	**4**	7
Ferrous Metals and Industries	**3,694**	3,183	**961**	563	**791**	394	**413**	208
Kumba	**846**	712	**324**	160	**246**	98	**105**	32
Highveld Steel	**668**	362	**282**	88	**261**	67	**130**	37
Scaw Metals	**488**	392	**68**	56	**58**	46	**41**	33
Samancor Group	**466**	375	**133**	105	**121**	89	**85**	67
Boart Longyear	**512**	408	**72**	42	**55**	30	**33**	17
Tongaat-Hulett	**658**	507	**86**	48	**56**	28	**21**	6
Terra	**-**	368	**-**	66	**-**	41	**-**	17
Other	**56**	59	**(4)**	(2)	**(6)**	(5)	**(2)**	(1)
Paper and Packaging	**3,580**	3,371	**449**	523	**233**	328	**132**	223
Mondi Packaging	**1,969**	1,788	**250**	282	**132**	170	**81**	111
Mondi Business Paper	**1,063**	980	**164**	188	**89**	119	**54**	87
Other	**548**	603	**35**	53	**12**	39	**(3)**	25
Exploration	**-**	-	**(67)**	(56)	**(67)**	(56)	**(50)**	(42)
Corporate	**-**	90	**(124)**	(83)	**(131)**	(101)	**(241)**	(216)
Gold Fields[4]	**-**	90	**-**	19	**-**	7	**-**	6
Other	**-**	-	**(124)**	(102)	**(131)**	(108)	**(241)**	(222)
	17,145	15,299	**4,249**	3,400	**2,975**	2,325	**1,784**	1,248

[1] Revenue includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment and refining charges (TC/RCs) in 2004.
[2] EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] Operating profit includes operating profit from subsidiaries and joint ventures and share of operating profit (before tax and interest) of associates. See note 4 to the press release.
[4] Gold Fields was sold in March 2004.

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the six months ended 30 June 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS headline earnings (published)	143
Exploration (excluding joint ventures)	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (published)	344
Exploration	9
Other adjustments	(4)
	349
Minority interest	(88)
Depreciation on assets revalued on acquisition (net of tax)	(26)
Impact of change in South African corporate tax rate on assets revalued on acquisition	24
Contribution to Anglo American plc headline earnings	**259**

DB Investments SA	**2005 US$ million**
Reconciliation of headline earnings	
DBI headline earnings (100%)	336
Adjustments[1]	5
DBI headline earnings – AA plc basis (100%)	341
AA plc's 45% ordinary share interest	153
Income from preference shares	26
Exchange gains related to preference shares	91
Contribution to Anglo American plc headline earnings	**270**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (published)	155
Adjustments	(11)
Depreciation on assets revalued on acquisition (net of tax)	(7)
Impact of change in South African corporate tax rate on assets revalued on acquisition	10
Exploration	12
	159
Minority interest	(54)
Contribution to Anglo American plc headline earnings	**105**

Highveld Steel and Vanadium Corporation Limited	2005 US$ million
IFRS headline earnings (published)	167
Adjustments	(2)
	165
Minority interest	(35)
Contribution to Anglo American plc headline earnings	**130**

The Tongaat-Hulett Group Limited	2005 US$ million
IFRS headline earnings (published)	33
Minority interest	(15)
	18
Add AA plc's share of Hulett Aluminium	3
Contribution to Anglo American plc headline earnings	**21**

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2005 will be payable as follows:

Amount (United States currency)	28 cents per ordinary share (notes 1 and 2)
Currency conversion date	Monday 1 August 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 12 August 2005
Ex-dividend on the JSE from the commencement of trading on	Monday 15 August 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 17 August 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 19 August 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 30 August 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 1 September 2005
Dividend warrants posted	Monday 19 September 2005
Payment date of dividend	Tuesday 20 September 2005

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 19 August 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 15.8508 pence per ordinary share based on an exchange rate of US$1 = £0.5661. The equivalent of the dividend in euros will be 22.9124 euro cents per ordinary share based on an exchange rate of US$1 = €0.8183.

2. Shareholders on the South African branch register will be paid in South African Rand at R1.8346 per ordinary share based on an exchange rate of US$1 = R6.5522.

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 15 August 2005 to Friday 19 August 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 4 October 2005.

6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board
N Jordan
Secretary
3 August 2005

Registered office 20 Carlton House Terrace London SW1Y 5AN England	UK Registrars Lloyds TSB Registrars The Causeway Worthing West Sussex BN99 6DA England	South African Transfer Secretaries Ultra Registrars (Proprietary) Limited 11 Diagonal Street Johannesburg 2001 PO Box 4844, Johannesburg 2000 South Africa

Pro forma IAS 32 and IAS 39 financial information

Pro forma IFRS consolidated income statements including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 and balance sheet for the period ended 30 June 2004 have been provided below. The full adoption of both these standards was not mandatory until January 2005. The restated opening balance sheet as at 1 January 2005 is presented in note 24 to this report.

The basis of presentation of these pro forma results is that IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005. In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC.

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Special items	-	(1)	(1)
Operating profit from subsidiaries and joint ventures	**1,758**	**(80)**	**1,678**
Net profit on disposals	1,005	(18)	987
Net income from associates	330	14	344
Total profit from operations and associates	**3,093**	**(84)**	**3,009**
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to:			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**

for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 *adjustments*	IFRS *pro forma*
Group revenue	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Special items	25	(66)	(41)
Operating profit from subsidiaries and joint ventures	**3,666**	**(194)**	**3,472**
Net profit on disposals	1,015	(23)	992
Net income from associates	550	1	551
Total profit from operations and associates	**5,231**	**(216)**	**5,015**
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial period	**3,941**	**(194)**	**3,747**
Attributable to:			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**

[1] Excludes the impact of IAS 32 and IAS 39.

Appendix

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Inventories	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other current financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	(3,266)	1	(3,265)
Trade and other payables	(4,732)	(6)	(4,738)
Current tax liabilities	(679)	-	(679)
Other financial liabilities (derivatives)	-	(482)	(482)
Total current liabilities	**(8,677)**	**(487)**	**(9,164)**
Medium and long term borrowings	(8,258)	115	(8,143)
Retirement benefit obligations	(1,081)	-	(1,081)
Other current financial liabilities (derivatives)	-	(465)	(465)
Deferred tax liabilities	(5,279)	23	(5,256)
Provisions	(1,155)	87	(1,068)
Total non current liabilities	**(15,773)**	**(240)**	**(16,013)**
Total liabilities	**(24,450)**	**(727)**	**(25,177)**
Net assets	**24,465**	**(15)**	**24,450**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,297	176	1,473
Retained earnings	16,673	(78)	16,595
Equity attributable to equity holders of the Company	**20,325**	**98**	**20,423**
Minority interests	4,140	(113)	4,027
Total equity	**24,465**	**(15)**	**24,450**

[1] Excludes the impact of IAS 32 and IAS 39.

ANGLO AMERICAN

News Release

4 August 2005

Anglo American reports record interim headline earnings for 2005, up 43%

- Record interim results – headline earnings up 43% to $1.8 billion
- Interim dividend rebased to 28 US cents per share, up 47%
- Record performances from Base and Ferrous Metals; higher contributions from Platinum and Coal, reflecting stronger prices and volumes
- Cost savings and efficiency improvements exceed target at $303 million, up 22%
- Ongoing asset optimisation: disposals with an enterprise value of $1.2 billion completed
- Strong cash generation: EBITDA up 25% at $4.2 billion
- 5 major new projects approved totalling $1.2 billion; $5.1 billion expansion programme on track
- AngloGold Ashanti achieves SA mining rights conversion

HIGHLIGHTS FOR THE SIX MONTHS ENDED 30 JUNE 2005	6 months ended 30.06.05 IFRS	6 months ended 30.06.04 IFRS	% change
US$ million, except per share amounts			
Group revenue including associates[1]	**17,145**	15,299	12.1%
Operating profit including associates before special items[2]	**2,975**	2,325	28.0%
Profit for the financial period attributable to equity shareholders[3]	**1,838**	2,226	(17.4)%
Headline earnings for the period[4]	**1,784**	1,248	42.9%
Net operating assets	**36,621**	36,919	(0.8)%
EBITDA[5]	**4,249**	3,400	25.0%
Net cash inflows from operating activities	**2,931**	2,135	37.3%
Basic earnings per share (US$):			
Profit for the period attributable to equity shareholders	**1.27**	1.56	(18.6)%
Headline earnings for the financial period	**1.24**	0.87	42.5%

(1) Includes the Group's share of associates' turnover of $2,635 million (June 2004: $2,953 million). See note 4 to the financial information.
(2) Includes share of associates' operating profit (before share of associates' tax and finance charges). See note 4 to the financial information.
(3) The decrease in profit attributable to equity shareholders to $1,838 million is due to a reduction in net profit on disposals compared with the prior period.
(4) See note 8 to the financial information for basis of calculation of headline earnings.
(5) EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

First half results - overview
Headline earnings increased to $1.24 per share, up 43% over the first half of 2004 – a record interim level. Operating profit[(1)] for the half year was $2,975 million, with strong contributions from Base Metals and Ferrous Metals. Kumba and Highveld Steel in particular benefited from higher prices and improved volumes. There were also significant increases in contributions from Coal and Platinum. Industrial Minerals recorded higher earnings reflecting a full contribution in the first half from the new Buxton cement plant. Diamonds and Gold were once again affected by the ongoing firmness of the South African currency: the contribution from Diamonds, before exchange gains on preference shares, was lower than for the prior period, while AngloGold Ashanti's results were in line with the first half of 2004. Paper and Packaging recorded lower earnings in tough market conditions.

The significant growth in operating profit in the first half reflects the ongoing favourable trading environment for many of the Group's commodities, as well as the progress made over the past few years in improving the operating efficiency of Anglo American's assets, growing the asset base and leveraging procurement spend. Prices for platinum, gold, diamonds, coal, and base and ferrous metals remained healthy on the back of robust growth in China and the US, coupled with limited growth in productive capacity. The Group's strong cash generation provides it with the flexibility to continue with its significant organic growth profile as well as to pursue its disciplined acquisition process in creating a balanced portfolio of high quality natural resource assets.

Over the past three years, Anglo American's focus on improving the operating efficiency of its assets and the management of the procurement and supply chain has delivered cost savings in excess of $1.2 billion, across all of its business units. In the first half, further cost savings and efficiency improvements of $303 million were attained, an increase of 22% over the prior period.

These cost savings helped contain the cumulative effect of the significant increases in energy, steel and other consumable prices, treatment and refining charges and labour costs at many of the Group's mining operations. Anglo American will maintain its cost savings and efficiency programmes in the second half.

Cash generation (EBITDA) also benefited from the strong operational results, reaching $4.2 billion, up 25% from last year's interim level.

Interim dividend
In line with the Group's progressive dividend policy and reflecting the strong first half increase in earnings, the interim dividend has been rebased to 28 US cents per share from 19 US cents per share, an increase of 47%. The level of the total dividend will, as always, be considered on the basis of the full year's results.

Growing the asset base
Since its primary listing in London in mid-1999, Anglo American has spent $15 billion on acquisitions and its growth profile is one of the strongest in the industry, with $5.1 billion of approved projects and $8 billion of unapproved projects across a range of commodities. In the first half, good progress was made on the project pipeline, with some projects moving to full production, in addition to a number of new projects being approved.

Kumba, 66% owned, continued to pursue a number of growth opportunities in iron ore. In March, a major expansion project at the Sishen iron ore mine in South Africa's Northern Cape province was announced. The $365 million Sishen Expansion Project will increase Sishen's production from the current 28 million tonnes per annum to 38 million tonnes per annum by 2009. Construction work has commenced with production ramp-up planned for mid 2007.

An investment decision on the Sishen South project, with an initial production capacity of 3 million tonnes per annum and the potential to increase to 9 million tonnes per annum, is expected in the third quarter of 2005. Work on the feasibility study of the Faleme project in Senegal, West Africa, which has a capacity of up to 12 million tonnes per annum, is also progressing well.

(1) including operating profit of associates and before special items

De Beers approved the development of the Snap Lake project in Canada at a cost of $513 million. Snap Lake, located in the Northwest Territories, will be De Beers' first mine outside of Africa and the first fully underground diamond mine in Canada and will begin production in 2007. The $791 million Victor project in Canada has also been approved, subject to regulatory approvals.

The $67 million Codemin 2 nickel project in Brazil, which was commissioned on time and on budget towards the end of 2004, reached design capacity in May this year and will take Codemin's total annual production to 10,000 tonnes of nickel. In June, the $454 million Skorpion zinc project reached design capacity and the $21 million expansion of the Chagres smelter will be completed in the fourth quarter of 2005. The feasibility study on the Barro Alto nickel project in Brazil will be completed by early 2006 and scoping studies for significant brownfield expansions at Los Bronces and Collahuasi are in progress.

In July 2005, the $65 million Isibonelo coal mine in South Africa entered production on track and on budget. When it reaches full production in 2006, the mine will supply 5 million tonnes of thermal coal to Sasol Synfuels. In Colombia, the approved expansion at Cerrejón from 22 to 28 million tonnes per annum by 2007 is also on track and a further expansion to 32 million tonnes per annum has recently been approved. The Grasstree project in Australia is progressing well, with weekly development exceeding plan and installation of the longwall on target for 2006. The $650 million Dawson project has commenced and orders for some of the critical lead-time equipment have been placed.

China is already a significant market for many of the Group's commodities and the Group continues to actively look for further investment opportunities within the country. On 1 June, Anglo American committed to invest $150 million in the Initial Public Offering of China Shenhua Energy Company Limited, the largest coal producer in China and the fifth largest in the world. Anglo American looks forward to a mutually beneficial strategic alliance with the company.

In South Africa, the Richards Bay pulp mill modernisation and expansion project has been commissioned and ramp-up is ahead of budget. It is anticipated that full production of an additional 145,000 tonnes of pulp per annum will be achieved during 2006. The $174 million PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005 and will bring additional capacity of 160,000 tonnes per annum.

Anglo Platinum, which continues to expand production in line with robust current and future demand for platinum group metals, recently announced the $35 million Marikana venture with Aquarius Platinum to jointly mine contiguous properties in the Rustenburg area. The existing $138 million Kroondal venture, also with Aquarius Platinum, commenced production from its new 250,000 tonnes per month concentrator ahead of schedule. The $200 million 50:50 Mototolo joint venture with Xstrata plc, announced this week, will access adjacent farms on the eastern limb of the Bushveld complex and produce 132,000 ounces of platinum and 82,000 ounces of palladium in concentrate with first production in 2006. Anglo Platinum is also proceeding with a $179 million project at its Lebowa mine to replace declining reserves.

In addition to the future potential of Obuasi Deeps in Ghana and the Boddington joint venture expansion project in Australia, AngloGold Ashanti has a $1.3 billion total capital expenditure programme currently focused on existing operations in South Africa and Brazil. These projects, including the new Moab mine in South Africa, will come online within the next three years and yield a total production of around 15 million ounces of gold over the life of these operations.

Disposals

As part of the ongoing strategy of optimising the Company's asset base, a number of disposals have been made during the past six months. The biggest of these was Boart Longyear, a manufacturer of mining equipment, which was agreed in June at an enterprise value of $545 million. Together with the sale of Wendt (part of Boart Longyear) that was announced on 31 March, the total enterprise value achieved amounted to $635 million. The sale was completed in July.

In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, at an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005.

In July, Kumba's local partner in the Hope Downs iron ore project in Australia exercised an option to purchase Kumba's 49% interest in the project for $176 million.

SA mining rights

The achievement by AngloGold Ashanti of the conversion of its mineral rights in South Africa in respect of the Minerals and Petroleum Development Act ("the Act") is a significant milestone in terms of South African Black Economic Empowerment. It recognises the substantial empowerment transactions put in place by AngloGold Ashanti, as well as the educational, community and social programmes in place in the company. The intention is to introduce an Employee Share Ownership Scheme that will extend ownership in AngloGold Ashanti to its employees.

The granting of the new order mining rights represents real progress in terms of the South African government's desire to achieve certainty in terms of implementing the Act. Anglo American is greatly encouraged by this positive outcome which reflects the open and constructive dialogue between the Group's mining businesses and the SA Department of Minerals and Energy.

Outlook

The outlook for most of the Group's commodities remains sound. Dollar prices for many metals and minerals have continued at high levels on the back of strong Chinese growth which has offset weaker OECD demand in the first half. If Chinese demand continues at current levels and prospects for OECD growth improve in the second six months, the Group's earnings should remain strong for the remainder of the year.

Anglo American continues to generate substantial cash flows which it is investing in its $5.1 billion approved project pipeline. The growth projects span all of the Group's business sectors and will generate attractive returns. Further projects, growth opportunities and asset optimisations are being evaluated.

For further information, please contact:

Investor Relations

Nick von Schirnding
Tel: +44 207 968 8540

Charles Gordon
Tel: +44 207 968 8933

Anne Dunn
Tel: +27 11 638 4730

Media Relations

Kate Aindow
Tel: +44 207 968 8619

Daniel Ngwepe
Tel: +27 11 638 2267

Webcast: a live webcast of the interim results presentation starting at 10.00am UK time on 4th August can be accessed through the Anglo American website at **www.angloamerican.co.uk**.

Pictures: high resolution images can be downloaded by the media at www.vismedia.com

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in platinum group metals, gold and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations in Africa, Europe, South and North America, Australia and Asia.

Note: Throughout this press release '$' denotes United States dollars and 'cents' refers to United States cents; special items are defined in note 5 and headline earnings are calculated as set out in note 8 to the financial information. EBITDA is operating profit before special items plus depreciation and amortisation of subsidiaries and joint ventures and share of EBITDA of associates. EBITDA is reconciled to cash inflows from operations in note 16 to the financial information.

Financial review of Group results
Headline earnings per share for the half year increased to $1.24 per share, up 43% over the first six months of 2004. Headline earnings totalled $1,784 million, with strong contributions from Base Metals and Ferrous Metals as well as a significant increase in contributions from Coal and Platinum. Industrial Minerals also increased its contribution over the previous period, while AngloGold Ashanti's results were in line with the prior corresponding period. The contribution from Diamonds before exchange gains and losses on preference shares declined. Paper and Packaging recorded lower earnings owing to tough market conditions.

The Group performance was further enhanced by a lower effective tax rate, as set out on the following page, and a $59 million reduction in net finance charges resulting principally from a $91 million exchange gain on the De Beers preference shares.

Headline earnings **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Profit for the financial period attributable to equity holders	1,838	2,226
Operating special items	55	–
Net loss/(profit) on disposals	1	(1,005)
Associates net profit on disposals	(68)	(2)
Tax on special items	(28)	32
Related minority interests	(14)	(3)
Headline earnings	**1,784**	**1,248**
Headline earnings per share ($)	**1.24**	**0.87**

Profit for the period after special items decreased by 17% to $1,838 million compared with $2,226 million in the first half of 2004. This decrease was due to a reduction in net profit on disposals which, including associates, was $940 million higher in the first half of 2004, with the $464 million profit on the sale of the Group's interest in Gold Fields and the $415 million gain on the deemed disposal of AngloGold.

Summary income statement **$ million**	**6 months 30 June 2005**	6 months 30 June 2004
Operating profit before special items	2,408	1,758
Special items	(55)	–
Group operating profit before associates	2,353	1,758
Net (loss)/profit on disposals	(1)	1,005
Net income from associates [(1)]	407	330
Profit before finance costs	2,759	3,093
Net finance costs	(102)	(161)
Profit before tax	2,657	2,932
Tax	(526)	(516)
Profit after tax	2,131	2,416
Minority interests	(293)	(190)
Profit for the financial period attributable to equity holders	1,838	2,226
Earnings per share ($)	1.27	1.56
Group operating profit including associates before special items [(1)]	2,975	2,325

(1) Operating profit from associates	567	567
Net profit on disposals	68	2
Net finance costs	(40)	(66)
Income tax expense	(185)	(164)
Underlying minority interest	(3)	(9)
Net income from associates	407	330

The Group's results are influenced by a variety of currencies owing to the geographic diversity of the Group. The South African rand on average strengthened against the US dollar compared with the comparative period, with an average exchange rate of R6.21 compared with R6.67 in the first half of 2004. Currency movements positively impacted headline earnings by $44 million, with the favourable exchange gain on the De Beers preference shares more then offsetting the impact on operating results of the strengthening of the rand. There was also a positive impact of increased prices amounting to $887 million.

Special items

Operating special charges in respect of impairment and mine closure amounted to $55 million including a $31 million loss on the closure of Ergo in AngloGold Ashanti.

Net profit on sale of operations, including associates, amounted to $67 million. These included $52 million profit on sale of Samancor Chrome, $25 million profit on sale of Acerinox and $21 million profit on sale of Wendt. This was partially offset by a $50 million loss on the anticipated disposal of Hope Downs.

Special items including associates were significantly higher in the first half of 2004 at $1,007 million with the sale of the Group's interest in Gold Fields for a profit of $464 million, a gain of $415 million on the deemed disposal of AngloGold and gains on disposal of the Group's interests in First Rand Limited, Nkomati and Avgold.

Net finance costs

Net finance costs decreased from $161 million in the first half of 2004 to $102 million. The decrease reflects the favourable exchange gain of $91 million on the De Beers preference shares.

Taxation

$ million	**Before special items 30 June 2005**	**Associates' tax 30 June 2005**	**Including Associates 30 June 2005**	Before special items 30 June 2004	Associates' tax 30 June 2004	Including Associates 30 June 2004
Profit before tax	**2,645**	**185**	**2,830**	1,925	164	2,089
Tax	**(554)**	**(185)**	**(739)**	(484)	(164)	(648)
Profit for financial period	**2,091**	**-**	**2,091**	1,441	-	1,441
Effective tax rate including associates			**26.1%**			31.0%

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including share of associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, as adjusted above for associates' tax, will remain above the statutory rate of 30%.

Balance sheet

Total shareholders' equity was $22,067 million compared with $23,125 million as at 31 December 2004. The decrease was primarily due to exchange movements.

Net debt was $7,030 million, a decrease of $1,420 million from 31 December 2004, restated for the adoption of IAS 32 and IAS 39. The reduction was principally due to exchange movements of $843 million as well as cash inflow of $600 million. Net debt at 30 June 2005 comprised $9,711 million of debt (net of

hedge of $24 million), offset by $2,681 million of cash, cash equivalents and current financial asset investments. Net debt to total capital as at 30 June 2005 was 21.1%, compared with 22.9% at 31 December 2004.

Adoption of IAS 32 and IAS 39 prospectively from 1 January 2005 gave rise to a net reduction in total shareholders' equity of $5 million. Additional detail of the adjustments is provided in note 24 to the financial information. The net impact largely represents the recognition and fair value of derivatives, including embedded derivatives; the fair value of investments that were previously cost accounted; and the separation of the equity conversion option within convertible debt instruments. Pro forma 2004 information, adjusted for these two standards is provided in the appendix.

Cash flow

Net cash inflows from operating activities was $2,931 million compared with $2,135 million in the first half of 2004. EBITDA was $4,249 million, up significantly from $3,400 million in the first half of 2004. Depreciation increased by $236 million to $1,199 million.

Acquisition expenditure accounted for an outflow of $300 million compared with $957 million in the first half of 2004. This included $150 million in respect of the Group's investment in the Initial Public Offering of China Shenhua Energy Company Limited.

Income from disposals totalled $293 million, with proceeds on the sale of Acerinox and Columbus of $194 million and Wendt of $62 million. Proceeds remitted by associates in respect of disposals included $83 million for the sale of Samancor Chrome.

Repayment of loans and capital from associates amounted to $208 million.

Purchases of tangible fixed assets amounted to $1,433 million, a similar level to the first half of 2004.

Dividends

An interim dividend of 28 US cents per share to be paid on 20 September 2005 has been declared.

OPERATIONS REVIEW
In the operations review on the following pages, operating profit includes associates' operating profit and is before special items unless otherwise stated.

Ferrous Metals and Industries

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**791**	394
Kumba	**246**	98
Highveld Steel	**261**	67
Scaw Metals	**58**	46
Samancor Group	**121**	89
Tongaat-Hulett	**56**	28
Boart Longyear	**55**	30
Terra	**-**	41
Other	**(6)**	(5)
EBITDA	**961**	563
Net operating assets	**4,355**	5,017
Capital expenditure	**133**	144
Share of Group operating profit (%)	**27%**	17%
Share of Group net operating assets (%)	**12%**	14%

Operating profit reached a record $791 million compared with $394 million in the corresponding period. This was attributable to sharply higher prices for vanadium and iron ore, improved volumes and increased cost savings.

Significant progress has been made in reorganising the business as a supplier of raw materials to the global carbon steel industry with the disposal of several assets at an aggregate attributable enterprise value of $1 billion. In February 2005, Anglo American and BHP Billiton announced that they had reached agreement for the sale of their respective 40% and 60% shareholdings in Samancor Chrome at an enterprise value of $469 million. In May, Highveld Steel sold its remaining stainless steel investments, Acerinox and Columbus, for an attributable enterprise value of $91 million. This followed the $70m attributable enterprise value disposal of Acerinox shares made by the Group in January 2005. The sales of Boart Longyear's subsidiary, Wendt, and the Boart Longyear Group were announced in March and June, respectively, at a combined enterprise value of $635 million. In June, Anglo American announced the sale of Zimbabwe Alloys at an enterprise value of $10 million.

Kumba's operating profit increased by 151% to $246 million (2004: $98 million) on the back of stronger commodity prices and higher sales volumes, together with solid operational performances and increased cost savings. From the second quarter, Kumba benefited from the annual dollar denominated benchmark iron ore price increase of 71.5% in Japan. On 1 July, Kumba received $176 million after its local partner in Australia exercised its option to acquire Kumba's interest in the Hope Downs iron ore project. The funds will be returned to Kumba's shareholders.

Highveld Steel had a record first half, with an operating profit of $261 million (2004: $67 million). This was largely a result of significantly higher vanadium prices and volumes, together with increased South African steel sales.

Scaw Metals achieved an operating profit of $58 million (2004: $46 million). Higher raw material prices, particularly steel scrap, increased pressure on margins, while South African steel volumes were impacted adversely by market uncertainty around pricing.

The attributable share of Samancor's operating profit amounted to $121 million (2004: $89 million). The manganese and chrome operations benefited from higher ore and alloy prices.

Tongaat-Hulett's operating profit increased from $28 million to $56 million owing to improved volumes and prices, reduced costs and a more favourable aluminium sales mix.

Offtake in the seaborne iron ore market remains strong, given Chinese crude steel production. Vanadium and manganese prices for the rest of the year are expected to be below those achieved in the first six months. South African steel demand could recover in the fourth quarter, although prices may come under further downward pressure, in keeping with international trends.

Base Metals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**721**	568
Copper	**570**	435
Nickel, Niobium, Mineral Sands	**141**	117
Zinc	**29**	31
Other	**(19)**	(15)
EBITDA	**875**	720
Net operating assets	**4,928**	5,473
Capital expenditure	**100**	176
Share of Group operating profit (%)	**24%**	24%
Share of Group net operating assets (%)	**13%**	15%

Operating profit increased significantly by 27% to $721 million on the back of higher copper, nickel and zinc prices.

Copper production was impacted adversely by an estimated 20,000 (attributable) tonne shortfall at Collahuasi arising from an outage of the main ore conveyor system, a change in mine sequencing and a failure of a major mill motor (in respect of which an insurance claim has been submitted). A recovery plan has been implemented and mill throughput of above design capacity is being achieved, but at marginally lower grades than budgeted.

Nickel production increased to 12,600 tonnes, following ramping up of the $67 million Codemin 2 project, which was commissioned towards the end of 2004 within budget and on time.

Namakwa Sands saw record production of zircon and rutile.

Skorpion's zinc output was unchanged at 56,300 tonnes. A tankhouse fire in February impacted production but it has since recovered well and 100% of design capacity was achieved in June. Black Mountain increased output of zinc and lead as it began to benefit from the higher grade Deeps orebody.

While cost savings and margin improvement targets continue to be achieved, the operations experienced significant upward pressure in uncontrollable costs arising from dollar weakness and increases in treatment and refining charges, freight, steel, power, acid, fuel and other costs.

Current growth initiatives include the Barro Alto feasibility study for a 30,000-35,000 tonnes per annum ferronickel operation in Brazil, as well as de-bottlenecking projects at both Namakwa Sands and Catalão and scoping studies for increases in production at Collahuasi and Los Bronces. The Chagres Smelter expansion and the Collahuasi molybdenum projects remain within budget and on time for commissioning in the fourth quarter.

Continued investor fund interest dominated base metal prices, which reached new highs during the first quarter, thereafter easing, before surging again in June. Conflicting signals continue to be seen, with weak first half demand in the OECD contrasting with stronger than anticipated Chinese consumption. Inventories remain at very low levels, although supply growth, particularly in the case of copper, has continued to pick up.

Platinum

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit	**410**	314
EBITDA	**610**	465
Net operating assets	**6,612**	6,618
Capital expenditure	**243**	292
Share of Group operating profit (%)	**14%**	14%
Share of Group net operating assets (%)	**18%**	18%

Anglo Platinum's operating profit rose by 31% to $410 million. Factors leading to this increase included higher dollar prices realised on metals sold, increased production and sales volumes, and a one-off benefit arising from a gain in the quantity of pipeline stocks. The adverse effect of the stronger average rand on the translation of costs was largely offset by gains on foreign exchange as the rand weakened during the first half of 2005.

Refined platinum production for the first half of 2005 rose by 9.5% to 1,268,500 ounces. The increase was due mainly to a shortening of the process pipeline and improved recoveries. Equivalent refined production from the mines managed by Anglo Platinum and its joint venture partners decreased by 18,100 ounces. This was primarily as a result of difficult geological and ground conditions at Amandelbult, Rustenburg and Union that were partly offset by new production from the expansion of the Kroondal Platinum Mine venture with Aquarius Platinum.

The current operational constraints at Amandelbult, Rustenburg and Union, together with the 2004 wage settlement of 8%, led to a 13.3% increase in rand unit costs compared with the first half of 2004. The added effect of the stronger average rand/dollar exchange rate for the period resulted in a cash operating cost per equivalent refined ounce of platinum of $873. Cost initiatives, including supply chain savings, yielded savings of $12 million in comparison with the 2004 cost base.

Anglo Platinum remains confident of the robustness of current and future demand for platinum and is continuing with its expansion programme. The rate of expansion is reviewed on an ongoing basis, with particular emphasis on forecast rand revenue streams, to ensure that returns are maintained and shareholder value is enhanced. The recent weakening of the rand against the US dollar, combined with strong prevailing metal prices, results in higher projected returns from the projects being evaluated. If this improvement appears sustainable, the development of certain projects may be accelerated.

Increased production volumes in the second half of 2005 are expected to result in refined platinum production of 2.6 million ounces for the full year. Demand for platinum continues to be strong and remains supportive of firm platinum prices. The most significant variable affecting operating profit in the second half of 2005 will be the rand/dollar exchange rate.

Coal

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**374**	201
South Africa	**205**	93
Australia	**48**	26
South America	**121**	82
EBITDA	**476**	286
Net operating assets	**2,350**	2,105
Capital expenditure	**126**	64
Share of Group operating profit (%)	**13%**	9%
Share of Group net operating assets (%)	**6%**	6%

Anglo Coal's operating profit was $374 million, 86% higher than for the first half of 2004, mainly as a result of improved export prices.

Export thermal coal prices, although well above historic average levels, have come off the peaks reached in 2004 and are currently at around US$50 per tonne. In Europe, prices are being supported by a strong energy sector, high gas and power prices and lower freight rates. Consequently, despite the increased cost of carbon credits, coal fired generation is enabling European utilities to realise healthy margins, which in turn underpin thermal coal price levels. In Asia, demand remains similarly firm, although Chinese stocks have been increasing. Coking coal markets remain firm, despite steel prices beginning to come under pressure in some regions. In South Africa and Australia, constraints associated with the rail and port infrastructure remain a concern.

Operating profit for South African sourced coal increased by 120% to $205 million. This reflects a 52% increase in export prices and a 1% increase in sales volume underpinned by a 3% improvement in production to 26.6 million tonnes. This production increase included 0.6 million tonnes from the new Mafube mine.

In Australia, operating profit was $48 million, which included a $28 million insurance claim relating to last year's incident at the Moranbah North coking coal mine (the 2004 first half insurance claim amounted to $33 million). Production increased to 12.7 million tonnes, including 1.9 million from Moranbah North which did not produce in the first half of 2004. The operating results were impacted by geological difficulties which restricted production at the Dartbrook thermal coal mine as well as the impact of carry over tonnage at Moranbah North. Total sales from the Australia region were 7% higher and export coal prices rose on average by 53%. Second half performance in Australia should be materially better than the first half with increased production levels and higher realised coking coal prices as new contracts become effective.

In Colombia, attributable sales tonnes increased by 4% to 4.3 million tonnes. This, together with continued tight cost control, resulted in attributable operating profit rising from $79 million in 2004 to $109 million. At the Carbones del Guasare operation in Venezuela, attributable sales tonnes increased by 1% to 0.8 million tonnes.

The new Isibonelo colliery project, which provides coal to Sasol in South Africa entered production in July, and satisfactory progress was made at the major Grasstree and Dawson projects in Australia. At Cerrejón in Colombia, the expansion to a total mine production of 28 million tonnes per annum is on track and is expected to be completed on time, and below budget, by 2007. A further expansion to 32 million tonnes has recently been approved. The initial drilling programme at Xiwan in China was completed successfully and further drilling and a pre-feasibility study will be concluded later this year.

Performance in the second half is expected to be positively impacted by the high prices for coking coal in Australia and completion of the carry-over contracts at Moranbah North.

Diamonds

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Share of associate's operating profit	**297**	340
EBITDA	**337**	375
Group's share of De Beers' net assets [(1)]	**2,114**	2,052
Share of Group operating profit (%)	**10%**	15%

(1) De Beers is an independently managed associate of the Group. The Group's share of De Beers' net assets is disclosed. The figures for the Group's share of net operating assets shown for other businesses relate to the Group's subsidiaries only.

Attributable operating profit from De Beers of $297 million represented a 13% reduction against $340 million for the corresponding period last year. The decrease was mostly due to the impact of a weaker dollar and to tighter margins arising largely from a significant reduction in stockpile realisations.

Total production from De Beers and its partners grew by 23% to 23.7 million carats. As a result of the increased output, stocks have risen by about $400 million compared with the levels as at 30 June 2004.

Despite mixed economic data, it is estimated that demand for diamond jewellery in the United States was up by 6% on the same period last year. Larger chains and high-end independents have shown the strongest results and polished prices have started to edge up at the consumer level. Performance in other markets was mixed. The local currency value of global diamond jewellery sales is estimated to be 5% higher than for the equivalent period in 2004. De Beers is currently forecasting growth of 6% in local currency retail demand for the full year owing to the level and quality of diamond marketing activity, as well as regional macro-economic strength.

Throughout the first half, demand for rough diamonds from the cutting centres was strong. Sales by The Diamond Trading Company (DTC), the marketing arm of De Beers, rose by 8% to total $3.2 billion. The DTC raised its rough diamond prices on two occasions.

De Beers recently announced the approval of two projects in Canada, the $513 million Snap Lake project and the $791 million Victor project (which is subject to regulatory approvals). Further expansion projects are under evaluation. During the reporting period, agreement was reached with Endiama, the Angolan state mining company, for the establishment of a joint venture for the exploration of diamonds.

In early June, the European Commission published a notice indicating its intention to accept the commitments offered by De Beers and the Russian diamond producer Alrosa in relation to the Alrosa Trade Agreement and allowed a 30-day period for public comment. The Commission is now considering any third party comments received.

The Group's share of De Beers' headline earnings was $153 million (30 June 2004: $183 million). Headline earnings for Diamonds totalled $270 million (30 June 2004: $169 million) and included preference share income of $26 million (30 June 2004: $35 million) and exchange gains related to the preference shares of $91 million (30 June 2004: $49 million loss). On 30 June 2005, De Beers redeemed a further 25% of the total 10% preference shares originally in issue, with Anglo American receiving $175 million.

The market for rough diamonds remains firm and it is expected that, unlike in previous years, sales in the second half of 2005 will at least match those of the first six months and that stocks will reduce. This should have a beneficial impact on both cash flow and earnings.

Paper and Packaging

$ million	6 months ended 30.06.05	6 months ended 30.06.04
Operating profit including associates	**233**	328
Packaging	**132**	170
Business Paper	**89**	119
Other	**12**	39
EBITDA	**449**	523
Net operating assets	**6,636**	6,166
Capital expenditure	**392**	383
Share of Group operating profit (%)	**8%**	14%
Share of Group net operating assets (%)	**18%**	17%

Operating profit declined by 29% from $328 million to $233 million. While margin pressure continued across most key markets, Mondi delivered a further $96 million in cost savings and profit improvements.

The rebranding and reorganisation of the existing businesses under the Mondi name announced in November 2004 has gone extremely well. This has served to reduce overhead structures and costs and improve the company's visibility and attractiveness to customers.

Mondi Packaging's operating profit was $38 million lower at $132 million. The marginal impact of acquisitions in early 2004 and significant cost-saving and profit improvement initiatives have been offset by one-off restructuring costs and weak trading conditions, the latter owing mainly to a combination of lacklustre manufacturing growth in the core European markets and the strong euro eroding competitiveness internationally. There have, however, been some positive signs with improved order intake in the sack paper sector in recent months.

Mondi Business Paper's operating profit was down by 25% at $89 million. Sales volumes increased by 3%, mainly owing to additional output from the successful Ruzomberok PM18 rebuild, while cost saving and profit improvement initiatives yielded benefits of $43 million. During the first six months pricing remained under pressure owing to a strong euro attracting dollar denominated imports. Capacity utilisation is gradually improving which, together with the stronger dollar, is increasing the likelihood of price increases.

The Richards Bay RB720 project has been commissioned and ramp-up is ahead of budget, with full production expected during 2006. The PM31 paper machine rebuild at Merebank is on track for commissioning at the end of 2005.

With effect from 1 January 2005, Mondi sold a 42% interest in its South African packaging business to Shanduka Resources in an empowerment transaction that values the entire business at $370 million.

The recent strengthening of the dollar may support a firming in euro based paper prices. Efforts will intensify to ensure the continued delivery of cost reductions and productivity gains.

Industrial Minerals

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit including associates	**193**	181
Tarmac	**183**	162
Copebrás	**10**	19
EBITDA	**317**	288
Net operating assets	**4,622**	4,535
Capital expenditure	**120**	130
Share of Group operating profit (%)	**6%**	8%
Share of Group net operating assets (%)	**13%**	12%

Industrial Minerals' operating profit of $193 million was $12 million higher than in the first half of 2004. Tarmac's operating profit was 13% higher, largely reflecting the additional contribution from the new Buxton cement plant which began operating in March 2004. Profits in Copebrás were $9 million down on 2004 owing to the combined effects of the Brazilian currency's appreciation relative to the dollar and reduced seasonal demand in Brazil, partially mitigated by improved prices.

In the UK, demand was comparable with 2004 and volumes were slightly above last year, though market conditions remain challenging. In general, margins were favoured by price increases in January 2005 although higher hydrocarbon costs lessened the benefit. Performance in the concrete products business was marginally better than in 2004, reflecting the benefits of restructuring; however, the impact was undermined by lower demand in the housing market, which particularly affected block sales. The cement plant at Buxton performed well, in line with expectations.

Tarmac has conducted a fundamental organisational review to facilitate improvements in customer service and efficiency, with Industrial Minerals achieving cost savings of $25 million in the year to date. The new organisation brings the benefit of greater alignment with a changing customer base, while better positioning Finance, HR, Procurement and other functions to lead continuous improvement in the UK and international operations. Supplementing the business development resources already established in the UK, Tarmac has recently created a new business development function, based in Frankfurt, to further strengthen its ability to grow its international business.

Tarmac's operating profit from its international businesses fell by 3%, largely attributable to weaker demand in Germany and Poland. Profit in Tarmac France improved 12% following small bolt-on acquisitions made in the past year. The business in Spain reported profits in line with last year on the back of stronger demand for concrete, offset by the increased cost of raw materials. Tarmac's operations in the Middle East continue to benefit from strong local demand. Progress continues in Tarmac China and a new quarry in the Shanghai region, which was adversely affected by delays in securing local land access rights, is now expected to commence operations in the second half of the year.

In Brazil, demand for fertiliser weakened following the drop in world soya prices and the consequent reduction in the number of farmers planting the crop. This had a negative effect on fertiliser sales but was offset by improved sales of other products and by higher prices.

The operational outlook for the year is for a continuation of challenging conditions in the UK offset in part by improved performance in Tarmac International. The impact of exchange rates will become more significant if the recent appreciation in the dollar continues.

Gold

$ million	**6 months ended 30.06.05**	6 months ended 30.06.04
Operating profit	**154**	156
EBITDA	**415**	319
Net operating assets	**7,105**	6,971
Capital expenditure	**311**	234
Share of Group operating profit (%)	**5%**	7%
Share of Group net operating assets (%)	**19%**	19%

Operating profit compared with the corresponding period was 1% lower at $154 million, with total cash costs increasing from $254 to $281 per ounce, owing to inflationary cost increases and stronger operating currencies. These effects were partially offset by an 8% increase in the realised dollar gold price, and higher grades.

Gold production increased by 21% to 3 million ounces, following the inclusion of Ashanti's production for the full period compared to two months in the prior half year. The East and West Africa and Australia mines also posted increased production, particularly at Morila and Sunrise Dam.

Management continues to focus on the turnaround of the Ashanti Goldfields assets. AngloGold Ashanti has eight approved organic growth projects in the pipeline, including the Cuiabá expansion project in Brazil which was approved during the period. These projects will contribute nearly 15 million ounces at a weighted average cash cost of $184 per ounce. In addition there are several other projects awaiting approval. Organic growth and brownfields exploration represent the foundation of the company's strategic aim to replace ounces and grow the reserve and resource base.

In January, AngloGold Ashanti announced a significant restructuring of its hedge book, which saw its net hedge position reduce by some 2.2 million ounces to 10.49 million ounces, being 31% of five years' production. It is the company's intention to continue to actively manage its hedge book.

AngloGold Ashanti continues to focus on reducing costs and is targeting savings of $112 million of which $61 million has been achieved to date. Continuing cost pressures, particularly in oil price impacts and mining contractor costs, as well as continued local currency strength, have had the effect of negating some of the gains made on the cost management side.

The strong investor interest in gold during the latter half of 2004 abated in the first quarter of 2005, though there has been a return in buying interest in the second quarter. The price rally of the past three years appears underpinned by strong fundamentals, with the average spot price for the half-year at $427 per ounce.

AngloGold Ashanti recently announced that it had received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act. The rights apply to AngloGold Ashanti's operating assets in South Africa.

Consolidated income statement
for the six months ended 30 June 2005

US$ million	Note	Before special items 6 months ended 30.06.05	Special items (note 5) 6 months ended 30.06.05	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Group revenue	4	**14,510**	**-**	**14,510**	**12,346**	**26,268**
Total operating costs		**(12,102)**	**(55)**	**(12,157)**	**(10,588)**	**(22,602)**
Operating profit from subsidiaries and joint ventures		**2,408**	**(55)**	**2,353**	**1,758**	**3,666**
Net (loss)/profit on disposals	5	**-**	**(1)**	**(1)**	1,005	1,015
Net income from associates	4	**339**	**68**	**407**	330	550
Total profit from operations and associates		**2,747**	**12**	**2,759**	**3,093**	**5,231**
Investment income		**320**	**-**	**320**	195	563
Investment expense		**(422)**	**-**	**(422)**	(356)	(930)
Net finance costs		**(102)**	**-**	**(102)**	**(161)**	**(367)**
Profit before tax		**2,645**	**12**	**2,657**	**2,932**	**4,864**
Income tax expense	6	**(554)**	**28**	**(526)**	(516)	(923)
Profit for the financial period		**2,091**	**40**	**2,131**	**2,416**	**3,941**
Attributable to:						
Minority interests		**307**	**(14)**	**293**	190	440
Equity shareholders of the Company	7	**1,784**	**54**	**1,838**	**2,226**	**3,501**
Earnings per share (US$)						
Basic	8			**1.27**	1.56	2.44
Diluted	8			**1.23**	1.50	2.35
Dividends						
Proposed dividend per share (US cents)				**28.0**	19.0	70.0
Proposed dividend (US$ millions)				**404**	273	1,007
Dividends paid during the period per share (US cents)				**51.0**	39.0	58.0
Dividends paid during the period (US$ millions)				**734**	554	827

The impact of acquired and discontinued operations on the results for the period is not material.

Headline earnings and headline earnings per share are set out in note 8.

Consolidated balance sheet
as at 30 June 2005

US$ million	Note	As at 30.06.05	As at 30.06.04	As at 31.12.04
Intangible fixed assets		**2,588**	2,501	2,644
Tangible fixed assets		**29,604**	30,227	33,172
Biological assets		**331**	374	374
Environmental rehabilitation trusts		**217**	182	237
Investments in associates		**3,269**	3,386	3,486
Financial asset investments		**851**	1,197	1,084
Deferred tax assets		**226**	97	128
Other financial assets (derivatives)		**266**	-	-
Other non current assets		**62**	-	66
Total non current assets		**37,414**	**37,964**	**41,191**
Inventories		**3,180**	3,148	3,549
Trade and other receivables		**5,289**	5,041	5,534
Current tax assets		**96**	192	220
Other current financial assets (derivatives)		**527**	-	-
Current financial asset investments		**5**	75	2
Cash and cash equivalents	17	**2,788**	2,495	2,955
Total current assets		**11,885**	**10,951**	**12,260**
Assets classified as held for sale	11	**757**	**-**	**-**
Total assets		**50,056**	**48,915**	**53,451**
Short term borrowings		**(2,623)**	(3,266)	(3,383)
Trade and other payables		**(4,500)**	(4,732)	(5,368)
Current tax liabilities		**(790)**	(679)	(831)
Other current financial liabilities (derivatives)		**(547)**	-	-
Total current liabilities		**(8,460)**	**(8,677)**	**(9,582)**
Medium and long term borrowings		**(7,250)**	(8,258)	(7,817)
Retirement benefit obligations		**(1,016)**	(1,081)	(1,201)
Other financial liabilities (derivatives)		**(406)**	-	-
Deferred tax liabilities		**(5,022)**	(5,279)	(5,810)
Provisions		**(1,370)**	(1,155)	(1,328)
Total non current liabilities		**(15,064)**	**(15,773)**	**(16,156)**
Liabilities directly associated with assets classified as held for sale	11	**(283)**	**-**	**-**
Total liabilities		**(23,807)**	**(24,450)**	**(25,738)**
Net assets		**26,249**	**24,465**	**27,713**
Equity				
Called-up share capital	9, 22	**747**	746	747
Share premium account	22	**1,634**	1,609	1,633
Other reserves	22	**1,100**	1,297	3,074
Retained earnings	22	**18,586**	16,673	17,671
Equity attributable to equity holders of the Company		**22,067**	**20,325**	**23,125**
Minority interests	22	**4,182**	4,140	4,588
Total equity		**26,249**	**24,465**	**27,713**

The interim financial information was approved by the board of directors on 3 August 2005.

Consolidated cash flow statement
for the six months ended 30 June 2005

US$ million	Note	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Cash inflows from operations	15	**3,074**	**2,242**	**5,291**
Dividends from associates		**300**	136	368
Dividends from financial asset investments		**4**	15	28
Income tax paid		**(447)**	(258)	(500)
Net cash inflows from operating activities		**2,931**	**2,135**	**5,187**
Cash flows from investing activities				
Acquisition of subsidiaries, net of cash acquired		**(111)**	(953)	(1,135)
Investment in associates		**(26)**	(1)	-
Purchases of tangible fixed assets	14	**(1,433)**	(1,428)	(3,166)
Purchases of biological assets	14	**(26)**	(28)	(67)
Purchases of financial asset investments		**(163)**	(3)	(108)
Loans granted to related parties		**-**	-	6
Disposal of subsidiaries, net of cash disposed	11	**67**	16	274
Sale of interests in joint ventures		**-**	37	37
Sale of interests in associates		**-**	1,180	1,424
Repayment of loans and capital from associates		**208**	220	299
Proceeds from disposal of tangible fixed assets		**37**	56	151
Proceeds from sale of financial asset investments		**226**	82	263
Loan repayments from related parties		**-**	16	-
Utilised in hedge restructure		**(69)**	-	-
Other adjustments		**10**	5	(4)
Net cash used in investing activities		**(1,280)**	**(801)**	**(2,026)**
Cash flows from financing activities				
Movement on current financial asset investments		**(5)**	(50)	23
Issue of shares by subsidiaries		**21**	146	146
Sale of treasury shares to employees		**82**	-	46
Interest received and other investment income		**102**	143	195
Interest paid		**(319)**	(314)	(601)
Dividends paid to minority interests		**(165)**	(100)	(178)
Issue of convertible debt		**-**	990	990
Repayment of short term borrowings		**(510)**	(1,539)	(1,830)
(Repayment)/receipt of medium and long term borrowings		**(33)**	174	(598)
Movement in minority loans		**-**	7	(2)
Other financing activity		**(45)**	(32)	(48)
Dividends paid to Company shareholders		**(727)**	(547)	(818)
Net cash used in financing activities		**(1,599)**	**(1,122)**	**(2,675)**
Net increase in cash and cash equivalents		**52**	**212**	**486**
Cash and cash equivalents at start of period[(1)]		**2,781**	2,186	2,186
Cash movements in period		**52**	212	486
Effects of changes in exchange rate		**(157)**	19	109
Cash and cash equivalents at end of period[(1)]	17	**2,676**	**2,417**	**2,781**

[(1)] Cash and cash equivalents per the cash flow statement includes overdrafts and cash flows from disposal groups and is reconciled to the balance sheet in note 17.

Consolidated statement of recognised income and expense
for the six months ended 30 June 2005

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Loss on revaluation of available-for-sale investments	**(20)**	-	-
Loss on cash flow hedges	**(87)**	-	-
Exchange differences on translation of foreign operations	**(2,557)**	548	2,617
Actuarial loss on defined benefit schemes	**(48)**	(11)	(26)
Other movements	**-**	(8)	(32)
Tax on items taken directly to equity	**53**	3	6
Net (expense)/income recognised directly in equity	(2,659)	532	2,565
Transfers			
Transferred to profit or loss on sale of available-for-sale investments	**(32)**	-	-
Transferred to profit or loss on cash flow hedges	**(6)**	-	-
Transferred to the initial carrying amount of hedged items on cash flow hedges	**(4)**	-	-
Transferred exchange differences on disposal of foreign operations	**-**	(5)	(30)
Tax on items transferred from equity	**1**	-	-
Profit for the period	**2,131**	2,416	3,941
Total recognised income and expense	**(569)**	2,943	6,476
Adoption of IAS 32 and IAS 39[1]	(127)	-	-
Total recognised income and expense for the period	**(696)**	**2,943**	**6,476**
Attributable to:			
Equity shareholders of the Company	**(451)**	2,691	5,721
Minority interests	**(245)**	252	755
	(696)	2,943	6,476

[1] Details of the accounting policy change are set out in note 24.

Notes to financial information

1. General information

These June 2005 interim consolidated financial statements are for the six months ended 30 June 2005. The information for the year ended 31 December 2004 does not constitute statutory accounts as defined in section 240 of the Companies Act 1985. A copy of the statutory accounts for that year, which were prepared under UK Generally Accepted Accounting Principles ('GAAP'), has been delivered to the Registrar of Companies. The auditor's report on those accounts was unqualified.

Investors should consider non-GAAP financial measures in addition to, and not as a substitute for or as superior to, measures of financial performance reported in accordance with International Financial Reporting Standards ('IFRS'). The IFRS results reflect all items that affect reported performance and therefore it is important to consider the IFRS measures alongside the non-GAAP measures. Reconciliations of key non-GAAP data to directly comparable GAAP financial measures are presented in notes 7, 8 and 16 to this report.

2. Accounting policies

The interim financial report including all comparatives, has been prepared using the accounting policies consistent with IFRSs, including International Accounting Standard ('IAS') 34 *Interim financial reporting* and International Financial Reporting Interpretations Committee ('IFRIC') interpretations issued and effective or issued and early adopted as at the time of preparing these statements (August 2005). These standards and interpretations are subject to ongoing review and possible amendment or interpretive guidance and are therefore still subject to change. The Group has adopted early the proposed amendment to IAS 19 *Employee Benefits* which assumes it will be endorsed by the European Union prior to 31 December 2005, and has recognised all actuarial gains or losses directly through equity.

These statements are covered by IFRS 1 *First-time adoption of International Financial Reporting Standards*, because they form part of the period included in the Group's first IFRS financial statements for the year ended 31 December 2005.

Except as set out in note 3 below, the same accounting policies and methods of computation are followed in the interim report as published by the Company in its news release on 9 May 2005 entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release, including full disclosure of these accounting policies, is available on the Company's website on www.angloamerican.co.uk. The policies have been consistently applied to all years presented except for those relating to the classification and measurement of financial instruments, and to discontinued operations and disposal groups, which have been applied prospectively as detailed in note 3, below.

3. Changes in accounting policies

Financial instruments
The Group has taken the exemption under IFRS 1 to apply IAS 32 *Financial Instruments: Disclosure and Presentation* and IAS 39 *Financial Instruments: Recognition and Measurement* prospectively from 1 January 2005. As such, the financial information presented for the periods ended 30 June 2004 and 31 December 2004 excludes any adjustments required from adoption of these two standards. Pro forma 2004 consolidated financial information including the impact of IAS 32 and IAS 39 is provided in the appendix to this press release.

As set out in note 24, the consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and 39 prospectively from 1 January 2005.

Discontinued operations

The Group has applied IFRS 5 *Non-Current Assets Held for Sale and Discontinued Operations* prospectively from 1 January 2005. Application of the policy change is in accordance with transitional provisions set out in the standard.

Non current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non current assets (and disposal groups) and associated liabilities held for sale are measured at the lower of carrying amount and fair value less costs to sell.

$757 million of assets and $283 million of liabilities associated with disposal groups were reclassified as 'held for sale' as at 30 June 2005. The impact on the consolidated income statement for the period ended 30 June 2005 is a $36 million net charge.

4. Segmental information

Primary reporting format – by business segment

US$ million	Revenue[1] 6 months ended 30.06.05	Revenue[1] 6 months ended 30.06.04[5]	Revenue[1] Year ended 31.12.04	Operating profit before special items[2][3] 6 months ended 30.06.05	Operating profit before special items[2][3] 6 months ended 30.06.04	Operating profit before special items[2][3] Year ended 31.12.04	Net operating assets[4] 6 months ended 30.06.05	Net operating assets[4] 6 months ended 30.06.04	Net operating assets[4] Year ended 31.12.04
Subsidiaries and joint ventures									
Platinum[6]	**1,738**	1,446	3,065	**405**	308	527	**6,612**	6,618	7,607
Gold	**1,325**	1,051	2,396	**153**	156	296	**7,105**	6,971	7,459
Coal	**1,191**	828	1,914	**243**	115	321	**2,350**	2,105	2,546
Base Metals	**1,629**	1,548	3,232	**721**	576	1,280	**4,928**	5,473	5,180
Industrial Minerals	**2,021**	1,831	3,833	**191**	179	416	**4,622**	4,535	4,864
Ferrous Metals and Industries	**3,175**	2,380	5,137	**667**	266	591	**4,355**	5,017	5,592
Paper and Packaging	**3,431**	3,262	6,691	**226**	322	575	**6,636**	6,166	6,879
Exploration	**-**	-	-	**(67)**	(56)	(120)	**-**	-	-
Corporate Activities	**-**	-	-	**(131)**	(108)	(245)	**13**	34	14
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
Platinum	**29**	29	55	**5**	6	9			
Gold	**8**	7	13	**1**	-	-			
Diamonds	**1,628**	1,647	3,177	**297**	340	573			
Coal	**288**	212	468	**131**	86	176			
Base Metals	**-**	44	88	**-**	(8)	(4)			
Industrial Minerals	**14**	12	25	**2**	2	5			
Ferrous Metals and Industries	**519**	803	1,526	**124**	128	296			
Paper and Packaging	**149**	109	228	**7**	6	(6)			
Corporate Activities	**-**	90	90	**-**	7	7			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Revenue is measured at the fair value of consideration received or receivable for all significant products. Where a by-product is not regarded as significant, then revenue may be credited against the cost of sales. The amount credited to cost of sales for the 6 months ended 30 June 2005 was $36 million (June 2004: $40 million, December 2004: $81 million) and relates principally to AngloGold Ashanti who credit uranium, silver and acid to cost of sales in accordance with the Gold Industry Standard on production cost.

[2] Operating profit from associates is stated before operating special items set out in note 5. It is reconciled to 'Net income from associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit from associates before special items	**567**	567	1,056
Special items	**-**	-	(117)
Operating profit from associates after special items	**567**	567	939
Net profit on disposals	**68**	2	10
Net finance costs	**(40)**	(66)	(100)
Income tax expense	**(185)**	(164)	(280)
Underlying minority interest	**(3)**	(9)	(19)
Net income from associates	**407**	330	550

[3] Operating profit including associates is stated before operating special items set out on in note 5. It is reconciled to 'Total profit from operations and associates' as follows:

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Operating profit including associates before special items	**2,975**	2,325	4,697
Special items:			
Subsidiaries and joint ventures	(55)	-	25
Industrial Minerals	(16)	-	(9)
Gold	(38)	-	(1)
Base Metals	-	-	(120)
Ferrous Metals and Industries	(1)	-	155
Associates			
Base Metals	-	-	(117)
Operating profit including associates after special items	**2,920**	2,325	4,605
Net (loss)/profit on disposals			
Subsidiaries and joint ventures	(1)	1,005	1,015
Associates	68	2	10
Associates' net finance costs	(40)	(66)	(100)
Associates' income tax expense	(185)	(164)	(280)
Associates' underlying minority interests	(3)	(9)	(19)
Total profit from operations and associates	**2,759**	3,093	5,231

[4] Net operating assets at 30 June 2005 consist of tangible ($29,604 million) and intangible assets ($2,588 million), biological assets ($331 million), inventories ($3,180 million) and operating debtors ($4,218 million) less non-interest bearing current liabilities ($3,300 million).
[5] Base Metals' turnover for the period to 30 June 2005 and for the year to 31 December 2004 is stated net of treatment and refining charges on concentrate sales to external parties and refining charges on copper anode sales from Chagres to refineries. On this basis, total Base Metals' turnover for the period to 30 June 2004 would be $1,501 million. There is no impact on operating profit for either 2005 or 2004.
[6] See note 20.

Secondary reporting format – by geographical segment (by origin)

	Revenue			Operating profit before special items[1]			Net operating assets		
US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Subsidiaries and joint ventures									
South Africa	**5,849**	4,920	10,279	**1,156**	640	1,217	**15,187**	16,039	18,258
Rest of Africa	**553**	259	804	**15**	29	44	**4,218**	4,065	4,184
Europe	**5,085**	4,645	9,449	**370**	395	783	**9,271**	9,002	9,756
North America	**342**	437	1,018	**14**	21	21	**465**	853	603
South America	**1,742**	1,430	3,176	**755**	609	1,418	**4,688**	4,460	4,564
Australia and Asia	**939**	655	1,542	**98**	64	158	**2,792**	2,500	2,776
Total subsidiaries and joint ventures	**14,510**	12,346	26,268	**2,408**	1,758	3,641	**36,621**	36,919	40,141
Associates									
South Africa	**768**	838	1,565	**139**	130	170			
Rest of Africa	**1,065**	1,042	1,972	**192**	215	356			
Europe	**359**	461	969	**60**	91	166			
North America	**-**	288	461	**-**	29	32			
South America	**263**	202	447	**107**	72	249			
Australia and Asia	**180**	122	256	**69**	30	83			
Total associates	**2,635**	2,953	5,670	**567**	567	1,056			
Total Group operations	**17,145**	15,299	31,938	**2,975**	2,325	4,697			

[1] Operating profit including associates is stated before special items as set out in note 5. Operating profit including associates after special items for the period ended 30 June 2005 is $1,263 million for South Africa, $414 million for Europe and $160 million for Australia and Asia. There were no special items affecting operating profit in the period to 30 June 2004. Operating profit including associates after special items for the year ended 31 December 2004 was $1,168 million for South Africa, $940 million for Europe, $209 million for North America, and $1,647 million for South America.

5. Special items

'Special items' are those items of financial performance that the Group believes should be separately disclosed on the face of the income statement to assist in the understanding of the financial performance achieved by the Group. Such items are material by nature or amount to the period's results and require separate disclosure in accordance with IAS 1.86. Special items that relate to the operating performance of the business are classified as special operating items and include impairment charges and reversals. Special items that relate to changes in the portfolio of business are included below operating profit on the income statement. These items include profits and losses on disposals of investments and businesses. The Group believes that items which were previously referred to as 'exceptional items' under UK GAAP fall within the scope of special items under IFRS.

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Special items: operating			
Closure of Ergo	**(31)**	-	-
Impairment of Loch Aline	**(12)**	-	-
Reversal of impairment of Terra Industries Inc	**-**	-	154
Impairment of Black Mountain Mineral Development	**-**	-	(100)
Write down of assets at Mantos Blancos SA	**-**	-	(20)
Other impairments	**(12)**	-	(9)
Total special items: operating	**(55)**	-	25
Taxation	**17**	-	6
Minority interests	**12**	-	(1)
	(26)	-	30
Profits and (losses) on disposals			
Anticipated disposal of Hope Downs	**(50)**	-	-
Sale of Acerinox	**25**	-	-
Disposal of Wendt	**21**	-	-
Part disposal of Mondi Packaging South Africa	**(18)**	-	-
Sale of Columbus	**14**	-	-
Disposal of interest in Gold Fields Ltd	**-**	464	464
Gains on deemed disposal of AngloGold	**-**	415	415
Gains on disposal of Pandora	**-**	15	15
Part disposal of Western Areas	**7**	-	45
Disposal of remaining interest in FirstRand Limited	**-**	32	32
Disposal of interest in Nkomati	**-**	28	28
Disposal of interest in Avgold	**-**	25	25
Disposal of Terra Industries Inc	**-**	-	13
Loss on disposal of Hudson Bay Mining and Smelting Co. Ltd.	**-**	-	(10)
Other items	**-**	26	(12)
Net (loss)/profit on disposals	**(1)**	1,005	1,015
Taxation	**11**	(32)	(44)
Minority interests	**2**	3	(1)
	12	976	970
Associates' special items			
Net profit on disposals			
Disposal of Samancor Chrome	**52**	-	-
Other	**16**	2	10
Operating impairment charge – Palabora Mining Company Limited	**-**	-	(117)
Total associates' special items	**68**	2	(107)
Taxation	**-**	-	36
Minority interests	**-**	-	-
	68	2	(71)
Total special items (net of tax and minority interests)	**54**	978	929

6. Tax on profit on ordinary activities

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
United Kingdom corporation tax at 30%	**55**	55	61
South Africa taxation	**224**	97	253
Other overseas taxation	**323**	132	347
Total current tax	**602**	**284**	**661**
Deferred taxation	**(48)**	200	260
Total deferred tax	**(48)**	**200**	**260**
Total tax on special items	**(28)**	**32**	**2**
Total tax charge	**526**	**516**	**923**

The effective rate of taxation including share of associates' tax before special items was 26.1%. This was a decrease from the effective rate including associates' tax of 31% in the six months ended 30 June 2004. The reduction in the effective tax rate was principally due to a reduction in the South African statutory rate from 30% to 29% and a reduction in the Ghanaian tax rate, which resulted in a $136 million reduction in deferred tax, the benefit of which was taken in the six month results. Without this one off benefit the effective tax rate for the period would have been 30.9%. In future periods it is expected the effective tax rate, including associates' tax, will remain above the statutory rate of 30%.

IAS 1 requires income from associates to be presented net of tax on the face of the income statement. The associates' tax is no longer included within the Group's total tax charge. Associates' tax included within 'Net income from associates' for the period ended 30 June 2005 is $185 million (June 2004: $164 million; December 2004: $280 million).

7. Profit for the financial period

The table below analyses the contribution of each business segment to the Group's operating profit for the financial period and its headline earnings, which the directors consider to be a useful additional measure of the Group's performance. A reconciliation from profit for the financial period to headline earnings is given in note 8. Group operating profit is reconciled to 'Profit for the financial period' as set out in the table below:

	6 months ended 30.06.05					
US$ million	**Operating profit before special items**[(1)]	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**410**	**410**	-	-	(151)	**259**
Gold	**154**	**116**	38	-	(81)	**73**
Diamonds	**297**	**297**	-	-	(27)	**270**
Coal	**374**	**374**	-	-	(111)	**263**
Base Metals	**721**	**721**	-	-	(196)	**525**
Industrial Minerals	**193**	**177**	16	-	(53)	**140**
Ferrous Metals and Industries	**791**	**790**	1	-	(378)	**413**
Paper and Packaging	**233**	**233**	-	-	(101)	**132**
Exploration	**(67)**	**(67)**	-	-	17	**(50)**
Corporate Activities	**(131)**	**(131)**	-	-	(110)	**(241)**
Total/Headline earnings	**2,975**	**2,920**	55	-	(1,191)	**1,784**
Headline earnings adjustments (note 8)			(55)	67	42	**54**
Profit for the financial period[(2)]						**1,838**

[(1)] Operating profit includes associates' operating profit which is reconciled to 'Net income from associates' in note 4.
[(2)] Profit for the financial period is the amount attributable to equity shareholders.

US$ million	6 months ended 30.06.04					
	Operating profit before special items	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**314**	**314**	-	-	(177)	**137**
Gold	**156**	**156**	-	-	(89)	**67**
Diamonds	**340**	**340**	-	-	(171)	**169**
Coal	**201**	**201**	-	-	(53)	**148**
Base Metals	**568**	**568**	-	-	(134)	**434**
Industrial Minerals	**181**	**181**	-	-	(61)	**120**
Ferrous Metals and Industries	**394**	**394**	-	-	(186)	**208**
Paper and Packaging	**328**	**328**	-	-	(105)	**223**
Exploration	**(56)**	**(56)**	-	-	14	**(42)**
Corporate Activities	**(101)**	**(101)**	-	-	(115)	**(216)**
Total/Headline earnings	**2,325**	**2,325**	-	-	(1,077)	**1,248**
Headline earnings adjustments (note 8)			-	1,007	(29)	**978**
Profit for the financial period						**2,226**

US$ million	Year ended 31.12.04					
	Operating profit before special items	**Operating profit after special items**	Special items: operating	Net profit on disposals	Net interest, tax and minority interests	**Total**
By business segment						
Platinum	**536**	**536**	-	-	(296)	**240**
Gold	**296**	**295**	1	-	(157)	**139**
Diamonds	**573**	**573**	-	-	(305)	**268**
Coal	**497**	**497**	-	-	(140)	**357**
Base Metals	**1,276**	**1,039**	237	-	(240)	**1,036**
Industrial Minerals	**421**	**412**	9	-	(133)	**288**
Ferrous Metals and Industries	**887**	**1,042**	(155)	-	(411)	**476**
Paper and Packaging	**569**	**569**	-	-	(202)	**367**
Exploration	**(120)**	**(120)**	-	-	29	**(91)**
Corporate Activities	**(238)**	**(238)**	-	-	(270)	**(508)**
Total/Headline earnings	**4,697**	**4,605**	92	-	(2,125)	**2,572**
Headline earnings adjustments (note 8)			(92)	1,025	(4)	**929**
Profit for the financial year						**3,501**

8. Earnings per share

	6 months ended 30.06.05	**6 months ended 30.06.04**	**Year ended 31.12.04**
Profit for the financial period attributable to equity shareholders:			
Basic earnings per share (US$)	**1.27**	1.56	2.44
Diluted earnings per share (US$)	**1.23**	1.50	2.35
Headline earnings for the financial period[1]:			
Basic earnings per share (US$)	**1.24**	0.87	1.79
Diluted earnings per share (US$)	**1.19**	0.84	1.73

[1] Basic and diluted earnings per share are also shown based on headline earnings, which the directors believe to be a useful additional measure of the Group's performance.

The calculation of the basic and diluted earnings per share is based on the following data:

US$ million (unless otherwise stated)	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Earnings			
Basic earnings being profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501
Effect of dilutive potential ordinary shares:			
Interest on convertible loan notes (net of tax)	**15**	15	29
Diluted earnings	**1,853**	2,241	3,530
Number of shares (million)			
Basic number of ordinary shares outstanding[1]	**1,442**	1,429	1,434
Effect of dilutive potential ordinary shares[2]:			
Share options	**19**	19	18
Convertible loan notes	**48**	48	48
Diluted number of ordinary shares outstanding[1]	**1,509**	1,496	1,500

[1] Basic and diluted number of ordinary shares outstanding represent the weighted average for the period. The average number of ordinary shares in issue excludes the shares held by the employee benefit trust.

[2] Dilutive earnings per share is calculated by adjusting the weighted average number of ordinary shares in issue on the assumption of conversion of all potentially dilutive ordinary shares.

The calculation of basic and diluted earnings per share based on headline earnings uses the following earnings data:

	Earnings (US$ million)			Basic earnings per share (US$)		
	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Profit for the financial period attributable to equity shareholders	**1,838**	2,226	3,501	**1.27**	1.56	2.44
Special items: operating	**55**	-	(25)	**0.04**	-	(0.02)
Net loss/(profit) on disposals	**1**	(1,005)	(1,015)	**-**	(0.71)	(0.71)
Special items: associates	**(68)**	(2)	107	**(0.04)**	-	0.08
Related tax	**(28)**	32	2	**(0.02)**	0.02	-
Related minority interest	**(14)**	(3)	2	**(0.01)**	-	-
Headline earnings for the financial period	**1,784**	1,248	2,572	**1.24**	0.87	1.79

9. Called-up share capital

	6 months ended 30.06.05		6 months ended 30.06.04		Year ended 31.12.04	
	Number of shares	US$ million	Number of shares	US$ million	Number of shares	US$ million
Authorised:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**2,000,000,000**	**1,000**	2,000,000000	1,000	2,000,000,000	1,000
Called-up, allotted and fully paid:						
5% cumulative preference shares of £1 each	**50,000**	**-**	50,000	-	50,000	-
Ordinary shares of 50 US cents each	**1,493,849,673**	**747**	1,491,985,521	746	1,493,839,387	747

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

In the event of winding up, the holders of the cumulative preference shares will be entitled to the repayment of a sum equal to the nominal capital paid up, or credited as paid up, on the cumulative preference shares held by them and any accrued dividend, whether such dividend has been earned or declared or not, calculated up to the date of the winding up.

During 2005, 10,286 (June 2004: 6,946; December 2004: 15,110) ordinary shares of 50 US cents each were allotted in respect of certain non-executive directors by subscription of their after-tax directors' fees. No ordinary shares were allotted on exercise of employee share option plans (June 2004: 2,182,665; December 2004: 4,028,867).

10. Acquisition of subsidiaries

No significant acquisitions were made during the 6 months to 30 June 2005 and there were no significant adjustments made to the fair values estimated relating to prior year acquisitions.

Other acquisitions in the year ended 31 December 2004 included additional consideration and goodwill of $120 million relating to the acquisition of Minera Sur Andes (formerly Disputada) in 2002. This was the maximum amount payable as a result of copper prices reaching a certain average threshold since the date of acquisition. $34 million of this additional consideration was paid in the year ended 31 December 2004. The remaining $86 million additional consideration was paid during the six months ended 30 June 2005.

11. Disposal of subsidiaries and businesses

US$ million	6 months ended 30.06.05
Net assets disposed:	
Intangible fixed assets	1
Tangible fixed assets	34
Financial asset investments	12
Investments in associates	2
Deferred tax assets	1
Inventories	25
Trade and other receivables	33
Current financial asset investments	-
Cash and cash equivalents	7
Short term borrowings	-
Other current liabilities	(58)
Medium and long term borrowings	(1)
Provisions	(8)
Minority interests	(3)
Profit on disposal	29
Disposal proceeds	74
Total proceeds	
Net cash and cash equivalents disposed	(7)
Deferred consideration or allotted shares	-
Net cash inflow from disposal of subsidiaries during the year	**67**

Subsidiaries and businesses disposed of during the period contributed $1 million to total profit for the financial period.

The following assets and liabilities relating to disposal groups have been reclassified as held for sale at 30 June 2005. The Group expects to complete the sale of these businesses within 12 months of the period end.

US$ million	Boart	Hope Downs	Other	Total
Intangible fixed assets	32	-	-	32
Tangible fixed assets	123	170	14	307
Financial asset investments	18	-	-	18
Deferred tax assets	22	-	-	22
Total non current assets	**195**	**170**	**14**	**379**
Inventories	121	-	-	121
Trade and other receivables	219	-	-	219
Cash and cash equivalents	38	-	-	38
Total current assets	**378**	**-**	**-**	**378**
Total assets	**573**	**170**	**14**	**757**
Short term borrowings	(7)	-	-	(7)
Trade and other payables	(139)	-	-	(139)
Total current liabilities	**(146)**	**-**	**-**	**(146)**
Medium and long term borrowings	(5)	-	-	(5)
Retirement benefit obligations	(72)	-	-	(72)
Deferred tax liabilities	-	(49)	-	(49)
Provisions	(11)	-	-	(11)
Total non current liabilities	**(88)**	**(49)**	**-**	**(137)**
Total liabilities	**(234)**	**(49)**	**-**	**(283)**
Net assets	**339**	**121**	**14**	**474**

The net carrying amount of assets and associated liabilities reclassified as held for sale were written down by $36 million (after tax) in the current period to their fair value less costs to sell. The above assets and liabilities are held principally within Ferrous Metals and Industries.

12. Contingent liabilities and contingent assets

There have been no significant changes in contingent liabilities from those reported at 31 December 2004.

There were no significant contingent assets in the Group at either 31 December 2004 or at 30 June 2005.

At 31 December 2004, contingent liabilities comprised aggregate amounts of $272 million in respect of loans and performance guarantees given to banks and other third parties.

At 31 December 2004, AngloGold North America had $30 million of reclamation bonds with various federal and governmental agencies, to cover potential environmental obligations. These obligations are guaranteed by AngloGold Ashanti Limited.

There are a number of legal or potential claims against the Group where an outcome cannot be foreseen and as such any loss cannot be reliably measured. Provision is made for all liabilities that are expected to materialise.

13. Exploration expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**9**	11	13
Gold	**22**	19	43
Coal	**4**	3	9
Base Metals	**20**	18	41
Ferrous Metals and Industries	**12**	5	14
	67	56	120

14. Capital expenditure

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Platinum	**243**	292	633
Gold	**311**	234	585
Coal	**126**	64	218
Base Metals	**100**	176	367
Industrial Minerals	**120**	130	304
Paper and Packaging	**392**	383	758
Ferrous Metals and Industries	**133**	144	284
Other	**8**	5	17
Purchase of tangible fixed assets	**1,433**	1,428	3,166
Purchase of biological assets	**26**	28	67
	1,459	1,456	3,233

15. Reconciliation of profit before tax to cash inflows from operations

US$ million	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Profit before tax	**2,657**	2,932	4,864
Depreciation and amortisation	**1,199**	963	2,107
Share option expense	**40**	32	50
Special items of subsidiaries and joint ventures	**56**	(1,005)	(1,040)
Net finance costs	**102**	161	367
Fair value gains	**(43)**	-	-
Net income from associates	**(407)**	(330)	(550)
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

16. EBITDA by business segment

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
By business segment			
Platinum	**610**	465	853
Gold	**415**	319	694
Diamonds	**337**	375	655
Coal	**476**	286	687
Base Metals	**875**	720	1,625
Industrial Minerals	**317**	288	638
Ferrous Metals and Industries	**961**	563	1,231
Paper and Packaging	**449**	523	978
Exploration	**(67)**	(56)	(120)
Corporate Activities	**(124)**	(83)	(210)
EBITDA	**4,249**	3,400	7,031

EBITDA is stated before special items and is reconciled to 'Total profit from operations and associates' as follows:

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Total profit from operations and associates	**2,759**	3,093	5,231
Special items (including associates)	**55**	-	92
Net profit on disposals (including associates)	**(67)**	(1,007)	(1,025)
Depreciation and amortisation: subsidiaries and joint ventures	**1,199**	963	2,107
Share of associates' interest, tax, depreciation, amortisation and underlying minority interest	**303**	351	626
EBITDA	**4,249**	3,400	7,031

EBITDA is reconciled to cash inflows from operations as follows:

US$ million	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
EBITDA	**4,249**	3,400	7,031
Share of operating profit of associates, before special items	**(567)**	(567)	(1,056)
Underlying depreciation and amortisation in associates	**(75)**	(112)	(227)
Share option expense	**40**	32	50
Fair value gains	**(43)**	-	-
Provisions	**60**	2	17
Increase in inventories	**(113)**	(61)	(279)
Increase in operating debtors	**(471)**	(418)	(444)
Increase/(decrease) in operating creditors	**13**	(42)	113
Other adjustments	**(19)**	8	86
Cash inflows from operations	**3,074**	2,242	5,291

17. Cash and cash equivalents

US$ million	**As at 30.06.05**	As at 30.06.04	As at 31.12.04
Cash and cash equivalents per balance sheet			
Continuing operations	**2,788**	2,495	2,955
Disposal groups	**38**	-	-
Bank overdrafts			
Continuing operations	**(143)**	(78)	(174)
Disposal groups	**(7)**	-	-
Net cash and cash equivalents per cash flow statement	**2,676**	2,417	2,781

18. Movement in net debt

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year[1] Carrying value	Hedge[2]	Current financial asset investments	Total net debt
Opening balance at 1 January 2005	2,781	(3,209)	-	(7,817)	-	2	(8,243)
IAS 32 and IAS 39 adjustments	-	(63)	-	(144)	-	-	(207)
Adjusted opening balance sheet at 1 January 2005	2,781	(3,272)	-	(7,961)	-	2	(8,450)
Cash flow	52	510	-	33	-	5	600
Disposal of business (note 11)	-	-	-	1	-	-	1
Accretion of convertible debt	-	-	-	(23)	-	-	(23)
Reclassifications	-	(59)	-	59	-	-	-
Movement in fair value	-	-	-	(25)	24	-	(1)
Exchange movements	(157)	341	-	661	-	(2)	843
Closing balance at 30 June 2005	**2,676**	**(2,480)**	**-**	**(7,255)**	**24**	**5**	**(7,030)**

The Group's net debt position as at 30 June 2005, disclosed above, includes the following balances that have been reclassified as 'held for sale' at period end and are included within 'Assets classified as held for sale' and 'Liabilities directly associated with assets classified as held for sale':

US$ million	Cash and cash equivalents	Debt due within one year Carrying value	Hedge[2]	Debt due after one year Carrying value	Hedge[2]	Current financial asset investments	Total net funds
Disposal groups	31	-	-	(5)	-	-	26

[1] Debt due after 1 year includes convertible debt of $1,954 million and excludes overdrafts (see note 17).
[2] Derivatives of net debt items that have been designated as hedges and are effective are included within this table to give a true reflection of the Group's net debt position at period end. These derivatives are classified within 'Other current financial assets (derivatives)', 'Other financial assets (derivatives)', 'Other current financial liabilities (derivatives)' and 'Other financial liabilities (derivatives)' in the balance sheet.

19. Events occurring after end of the period

Effective 29 July 2005, the Boart Longyear Group has been sold to Advent International plc for an enterprise value of $545 million. For the purpose of reporting as at 30 June 2005 Boart Longyear was treated as a disposal group.

A cash settlement of A$231 million ($176 million) was received by Kumba on 1 July 2005 on sale of its 49% interest in the Hope Downs project. The disposal follows the exercise of an option to purchase this interest by Kumba's local partner in the project.

Since the end of the period, AngloGold Ashanti has received notification that the Department of Minerals and Energy in South Africa has granted its applications for new order mining rights in terms of the Mineral Resources and Petroleum Development Act.

20. Changes in estimates

Anglo Platinum – Metal inventories

During the period, Anglo Platinum changed its estimate of the quantities of valuation of inventory based on the outcome of a physical count of in-process metal inventory. Anglo Platinum runs a theoretical metal inventory system based on inputs, the results of previous physical counts and outputs. Due to the nature of in-process inventories being contained in weirs, pipes and other vessels, physical counts only take place periodically.

This change in estimate has had the effect of increasing the value of inventory disclosed in the financial statements by $54 million to $524 million. This results in the recognition of an after-tax gain of $38 million.

21. Related party transactions

With effect from 1 June 2001, the cross-holding between Anglo American and De Beers was eliminated and Anglo American now accounts for its 45% interest in DB Investments (DBI), the new holding company of De Beers Sociëté Anonyme. As a result of De Beers' partial interest in Debswana Diamond Company (Proprietary) Limited (one of the shareholders in DBI), Anglo American accounted for an additional 3.65% of DBI's post-tax equity earnings. As part of an agreement to extend a number of mining licences, this partial interest was ceded during 2004 by De Beers to the Government of the Republic of Botswana. Following this restructuring, Anglo American only accounts for its direct 45% interest in DBI. Anglo American accounts for the dividends attributable to 10% non-cumulative preference shares as interest income.

The Company and its subsidiaries, in the ordinary course of business, enter into various sales, purchase and service transactions with associates and others in which the Group has a material interest. These transactions are under terms that are no more favourable than those arranged with third parties. These transactions, in total, are not considered to be significant.

Dividends received from associates during the period totalled $300 million (June 2004: $136 million; December 2004: $368 million), as disclosed in the consolidated cash flow statement on page 18.

22. Consolidated interim statement of changes in shareholders' equity

US$ million	Total share capital[1]	Retained earnings	Share based payment reserve	Cumulative translation adjustment reserve	Fair value and other reserves	Minority interests	Total equity
	Attributable to equity holders of the Company						
Balance at 1 January 2004	**2,022**	**15,012**	**25**	**-**	**772**	**3,365**	**21,196**
Total recognised income and expense	-	2,210	-	481	-	252	2,943
Dividends paid	-	(554)	-	-	-	-	(554)
Shares issued	333	-	-	-	-	-	333
Share based payments	-	5	19	-	-	3	27
Subsidiary shares issued	-	-	-	-	-	890	890
Minority interest acquired	-	-	-	-	-	(425)	(425)
Dividends paid to minority interests	-	-	-	-	-	(100)	(100)
Deemed disposal of AngloGold	-	-	-	-	-	155	155
Balance at 30 June 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Balance at 1 July 2004	**2,355**	**16,673**	**44**	**481**	**772**	**4,140**	**24,465**
Total recognised income and expense	-	1,264	-	1,766	-	503	3,533
Dividends paid	-	(273)	-	-	-	-	(273)
Shares issued	25	-	-	-	-	-	25
Share based payments	-	7	11	-	-	-	18
Minority interest acquired	-	-	-	-	-	23	23
Dividends paid to minority interests	-	-	-	-	-	(78)	(78)
Balance at 31 December 2004	**2,380**	**17,671**	**55**	**2,247**	**772**	**4,588**	**27,713**
Adoption of IAS 32 and IAS 39[2]	-	(231)	-	-	226	(122)	(127)
Balance at 1 January 2005	**2,380**	**17,440**	**55**	**2,247**	**998**	**4,466**	**27,586**
Total recognised income and expense	-	1,798	-	(2,147)	(97)	(123)	(569)
Dividends paid	-	(734)	-	-	-	-	(734)
Shares issued	1	-	-	-	-	-	1
Share based payments	-	-	35	-	-	3	38
Disposal of business	-	-	-	-	-	(3)	(3)
Minority interest acquired	-	-	-	-	-	3	3
Dividends paid to minority interests	-	-	-	-	-	(165)	(165)
Exercise of employee share options	-	82	-	-	-	-	82
Other movements	-	-	9	-	-	1	10
Balance at 30 June 2005	**2,381**	**18,586**	**99**	**100**	**901**	**4,182**	**26,249**

[1] Total share capital comprises called-up share capital and the share premium account.
[2] Details of the accounting policy change is set out in note 24 to the press release.

23. Reconciliation between UK GAAP and IFRS

The Group published financial information in accordance with IFRS for 2004, as required by IFRS 1, on 9 May 2005 in its news release entitled 'IFRS restatement for 2004 and update on adoption of IFRS'. The news release is published on the Company's website, www.angloamerican.co.uk, and includes explanations of the significant UK GAAP to IFRS differences and reconciliations for:

- total equity as at 1 January 2004 (date of transition to IFRSs), 30 June 2004 and 31 December 2004;
- profit attributable to shareholders for the period to 30 June 2004 and the year to 31 December 2004; and
- proforma IAS 32 and IAS 39 information for the period to 30 June 2004 and the year to 31 December 2004.

The news release also included detailed IFRS accounting policies and supplementary notes to provide more information for understanding the restatement. A summary of the detailed information presented in the news release is provided below:

Reconciliation of equity

US$ million	As at 01.01.04	As at 30.06.04	As at 31.12.04
Total equity presented under UK GAAP	**19,772**	**22,531**	**24,998**
Reclassification of UK GAAP minority interests within equity	3,396	4,160	4,620
Proposed dividend adjustment	622	349	815
Recognition of deferred tax on fair value adjustments[1]	(1,712)	(1,782)	(1,899)
Defined benefit pension obligations	(576)	(585)	(628)
Translation of goodwill arising post 1 January 2004	-	-	21
Treatment of De Beers' preference shares	(130)	(143)	(218)
Net impairment of goodwill	(214)	(214)	(214)
Reversal of goodwill amortisation	-	112	221
Fair value of biological assets	26	24	14
Share based payments	6	14	1
Net impact of other IFRS adjustments	6	(1)	(18)
Total equity and reserves presented under IFRS	**21,196**	**24,465**	**27,713**

Reconciliation of profit attributable to equity shareholders of the Company

US$ million	6 months ended 30.06.04	Year ended 31.12.04
Attributable profit under UK GAAP	**1,709**	**2,913**
Reclassification of unrealised gains	424	427
Deferred tax on fair value adjustments	2	41
Defined benefit pension schemes	8	-
Recycling of currency translation adjustments	-	30
Treatment of De Beers' preference shares	(5)	(69)
Reversal of goodwill amortisation	104	205
Fair value of biological assets	(4)	(21)
Share based payments	(14)	(21)
Net impact of other IFRS adjustments	2	(4)
Attributable profit under IFRS	**2,226**	**3,501**

(1) Since the release of the Group's restated IFRS information on 9 May 2005, an additional deferred tax liability of £126 million ($227 million) has been recognised on transition to IFRS in respect of underlying fair value adjustments. This adjustment was taken to opening retained earnings in accordance with IFRS 1.

Reconciliation of cash flows

The material adjustments made to the presentation of the Group's consolidated cash flow statement were the inclusion of cash flows from joint venture entities on a line-by-line basis in accordance with proportional consolidation rules set out in IAS 31; and the inclusion of short term cash investments maturing within 90 days of deposit previously disclosed as 'current asset investments' as 'cash equivalents' in accordance with IAS 7.

24. Adoption of IAS 32 and IAS 39

The consolidated balance sheet as at 31 December 2004 has been adjusted to apply IAS 32 and IAS 39 prospectively from 1 January 2005 as set out below:

US$ million	Footnotes	IFRS 31.12.04	Effect of adoption of IAS 32 and IAS 39	Restated IFRS 01.01.05
Intangible fixed assets		2,644	-	2,644
Tangible fixed assets	1	33,172	(173)	32,999
Biological assets		374	-	374
Environmental rehabilitation trusts		237	-	237
Investments in associates		3,486	4	3,490
Financial asset investments		1,084	58	1,142
Deferred tax assets		128	(1)	127
Other financial assets (derivatives)	2	-	675	675
Other non current assets		66	-	66
Total non current assets		**41,191**	**563**	**41,754**
Inventories		3,549	-	3,549
Trade and other receivables		5,534	(86)	5,448
Current tax assets		220	-	220
Other current financial assets (derivatives)	2	-	670	670
Current financial asset investments		2	-	2
Cash and cash equivalents		2,955	-	2,955
Total current assets		**12,260**	**584**	**12,844**
Total assets		**53,451**	**1,147**	**54,598**
Short term borrowings		(3,383)	(63)	(3,446)
Trade and other payables		(5,368)	78	(5,290)
Current tax liabilities		(831)	1	(830)
Other current financial liabilities (derivatives)	2	-	(628)	(628)
Total current liabilities		**(9,582)**	**(612)**	**(10,194)**
Medium and long term borrowings	3	(7,817)	(144)	(7,961)
Retirement benefit obligations		(1,201)	-	(1,201)
Other financial liabilities (derivatives)	2	-	(610)	(610)
Deferred tax liabilities		(5,810)	92	(5,718)
Provisions		(1,328)	-	(1,328)
Total non current liabilities		**(16,156)**	**(662)**	**(16,818)**
Total liabilities		**(25,738)**	**(1,274)**	**(27,012)**
Net assets		**27,713**	**(127)**	**27,586**
Equity				
Called-up share capital		747	-	747
Share premium account		1,633	-	1,633
Other reserves		3,074	226	3,300
Cash flow hedge reserve	4	-	50	50
Convertible debt reserve	5	-	128	128
Available for sale reserve		-	48	48
Other		3,074	-	3,074
Retained earnings	4	17,671	(231)	17,440
Equity attributable to equity holders of the Company		**23,125**	**(5)**	**23,120**
Minority interests		4,588	(122)	4,466
Total equity		**27,713**	**(127)**	**27,586**

The IFRS news release issued on 9 May 2005 sets out the detailed accounting policies for the Group's financial instruments and a reconciliation by adjustment type on adoption of IAS 32 and IAS 39.

The key changes in accounting policy on adoption of IAS 32 and IAS 39 are:

- recognition and fair value of derivatives, including embedded derivatives;
- fair value of investments that were previously cost accounted; and
- the separation of the equity conversion option within convertible debt instruments.

A summary of the more significant adjustments is set out below:

1. The reduction in tangible fixed assets was largely due to an impairment triggered by the recognition of an embedded derivative. The derivative was in a commercial purchase contract in a Base Metals' operation and the resulting financial asset increased the carrying value of total assets over their recoverable amount.

2. All outstanding derivatives, other than commodity contracts which meet the normal sale exemption criteria of IAS 39, are now recognised on the balance sheet at their mark-to-market value and are disclosed within 'Other financial assets (derivatives)' or 'Other financial liabilities (derivatives).' They are classified as current or non current depending on the maturity of the derivative.

3. The increase in 'medium and long term borrowings' is largely due to a $277 million increase following the separate presentation of derivatives within 'Other financial assets (derivatives)' and 'Other financial liabilities (derivatives)'. This is partially offset by a $133 million reduction in liabilities following the separation of the conversion option from the Group's convertible debt instruments.

4. Derivative financial instruments that were designated and effective as hedges of future cash flows as at 1 January 2005 were fair valued through the 'cash flow hedge reserve' at that date. Derivatives not designated as cash flow hedges as at 1 January 2005 were fair valued through retained earnings.

5. The conversion option within the convertible bond issued by the Company was fair valued at the date of issue and is included in equity, net of deferred tax.

   The conversion option within the convertible bond issued by AngloGold Ashanti however is classified as a liability within 'Other financial liabilities (derivatives).' This accounting treatment follows recent IFRIC guidance.

The pro forma information presented in the IFRS news release assumed application of IAS 32 and IAS 39 from 1 January 2004. As such, it is slightly different to the information restated here, for statutory purposes, which applies the standards prospectively from 1 January 2005.

INDEPENDENT REVIEW REPORT TO ANGLO AMERICAN PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised income and expense and related notes 1 to 24. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority and the requirements of International Accounting Standard 34 'Interim Financial Reporting' ('IAS 34') which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 2, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with IAS 34, and the requirements of International Financial Reporting Standard 1, 'First Time Adoption of International Financial Reporting Standards' relevant to interim reports. The accounting policies are consistent with those that the directors intend to use in the annual financial statements.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP
Chartered Accountants
London
3 August 2005

Production Statistics

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Platinum (troy ounces)[1][2]			
Platinum	**1,291,400**	1,182,700	2,498,200
Palladium	**731,700**	634,900	1,331,800
Rhodium	**175,700**	109,300	258,600
Nickel (tonnes)	**11,200**	11,300	22,700
AngloGold Ashanti (gold in troy ounces)[2][3]			
South Africa	**1,330,000**	1,529,000	3,079,000
Argentina	**108,000**	82,000	211,000
Australia	**261,000**	184,000	410,000
Brazil	**167,000**	163,000	334,000
Ghana	**342,000**	123,000	485,000
Guinea	**123,000**	17,000	83,000
Mali	**261,000**	211,000	475,000
Namibia	**37,000**	31,000	67,000
Tanzania	**357,000**	233,000	570,000
USA	**152,000**	148,000	329,000
Zimbabwe	**-**	4,000	9,000
	3,138,000	2,725,000	6,052,000
Gold Fields (gold in troy ounces)[4]			
Gold	**-**	207,000	207,000
Anglo Coal (tonnes)			
South Africa:			
Eskom	**16,585,200**	15,995,300	33,668,300
Trade - Thermal	**9,170,800**	9,033,000	18,648,600
Trade - Metallurgical	**852,800**	912,300	2,143,700
	26,608,800	25,940,600	54,460,600
Australia:			
Thermal	**8,147,700**	8,694,000	17,378,800
Metallurgical	**4,591,000**	3,300,800	8,203,800
	12,738,700	11,994,800	25,582,600
South America:			
Thermal	**4,835,300**	4,891,700	9,589,600
	44,182,800	42,827,100	89,632,800
Anglo Coal (tonnes)			
South Africa:			
Bank	**1,415,600**	1,271,600	2,733,100
Greenside	**1,345,600**	1,378,300	2,754,800
Goedehoop	**3,029,100**	3,201,200	6,462,100
Kriel	**5,918,800**	5,360,400	11,059,500
Kleinkopje	**2,090,800**	2,226,000	4,691,600
Landau	**1,760,000**	1,573,500	3,474,100
New Denmark	**2,007,500**	2,279,100	4,975,800
New Vaal	**8,066,200**	8,355,800	17,312,000
Nooitgedacht	**382,400**	294,700	676,600
Mafube	**592,800**	-	321,000
	26,608,800	25,940,600	54,460,600
Australia:			
Callide	**4,851,500**	4,774,200	9,355,300
Drayton	**2,043,900**	2,035,900	4,278,800
Dartbrook	**501,000**	1,062,600	2,268,100
German Creek	**1,433,600**	1,690,400	4,047,600
Jellinbah East	**461,900**	420,900	925,200
Moranbah	**1,861,400**	153,400	1,125,900
Dawson Complex	**1,585,400**	1,857,400	3,581,700
	12,738,700	11,994,800	25,582,600
South America:			
Carbones del Guasare	**748,200**	866,400	1,677,600
Carbones del Cerrejon	**4,087,100**	4,025,300	7,912,000
	4,835,300	4,891,700	9,589,600

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Base Metals			
Copper (tonnes)[5]			
Collahuasi (44% basis)	**93,000**	84,300	211,700
Mantos Blancos	**71,300**	75,400	155,000
Minera Sur Andes	**150,000**	150,800	300,400
Black Mountain and Hudson Bay	**1,300**	43,200	79,500
Other	**-**	10,200	19,400
	315,600	363,900	766,000
Nickel (tonnes)			
Loma de Níquel	**8,300**	8,500	17,400
Codemin	**4,300**	3,100	6,500
Other	**-**	100	100
	12,600	11,700	24,000
Zinc (tonnes)			
Hudson Bay	**-**	52,700	107,000
Black Mountain	**16,200**	13,300	28,200
Skorpion	**56,300**	56,700	119,200
Lisheen	**81,300**	80,500	156,300
	153,800	203,200	410,700
Lead (tonnes)			
Black Mountain	**19,500**	16,800	37,500
Lisheen	**10,300**	9,500	17,200
	29,800	26,300	54,700
Mineral sands (tonnes)			
Slag tapped	**83,600**	81,800	169,300
Iron tapped	**53,200**	51,100	105,900
Zircon	**63,100**	58,700	119,100
Rutile	**14,700**	10,800	23,700
Niobium (tonnes)			
Catalão	**1,900**	1,700	3,500
Anglo Industrial Minerals (tonnes)			
Aggregates	**38,425,000**	33,225,000	70,448,300
Lime products	**751,800**	503,600	1,185,700
Concrete (m^3)	**4,204,000**	4,167,000	8,310,800
Sodium tripolyphosphate	**60,700**	55,900	115,700
Phosphates	**471,000**	563,200	1,169,300
Anglo Paper and Packaging			
Mondi Packaging			
Packaging papers (tonnes)	**1,336,298**	1,297,060	2,600,291
Corrugated board and boxes (m m^2)	**1,169**	1,028	2,103
Paper sacks	**1,667**	1,660	3,251
Coating and release liners (m m^2)	**868**	841	1,661
Pulp – external (tonnes)	**85,282**	74,266	153,045
Mondi Business Paper			
Uncoated wood free paper (tonnes)	**938,582**	928,634	1,881,851
Pulp – external (tonnes)	**66,989**	25,494	53,142
Wood chips (green metric tonnes)	**877,693**	1,149,200	2,125,858
Mondi Packaging South Africa			
Packaging papers (tonnes)	**182,384**	185,962	365,557
Corrugated case material (m m^2)	**154**	156	335
Newsprint and other			
Newsprint (attributable share) (tonnes)	**247,636**	294,759	550,986
Mining timber (tonnes)	**59,981**	74,100	154,727

Production Statistics (continued)

	6 months ended 30.06.05	6 months ended 30.06.04	Year ended 31.12.04
Anglo Ferrous Metals and Industries (tonnes)			
Kumba Resources Limited[6]			
Iron ore production	**15,511,000**	15,284,000	30,112,000
Coal	**10,054,000**	9,496,000	19,444,000
Zinc	**53,000**	56,000	116,000
Heavy minerals	**345,000**	374,000	694,000
Highveld Steel			
Vanadium slag	**32,612**	32,516	67,587
Rolled products	**319,627**	325,123	674,013
Continuous cast blocks	**421,315**	456,971	922,477
Samancor			
Manganese ore (mtu m)	**46**	53	106
Manganese alloys	**164,400**	173,960	321,100
Scaw Metals			
Rolled products	**179,237**	216,517	458,000
Cast products	**63,018**	68,565	110,000
Grinding media	**223,533**	194,793	429,000
Tongaat-Hulett			
Sugar	**388,810**	392,510	756,000
Aluminium	**94,348**	79,600	162,000
Starch and glucose	**283,436**	277,670	576,000
Hippo Valley			
Sugar	**74,946**	60,398	200,000

(1) Includes Anglo Platinum's share of Northam Platinum Limited.
(2) See the published results of Anglo Platinum Limited or AngloGold Ashanti Limited for further analysis of production information.
(3) 2005 excludes Ergo production. Ergo production for the 6 months ended 30 June 2004 was 121,000 ounces and for the year ended 31 December 2004 was 222,000 ounces.
(4) Gold Fields was sold in March 2004.
(5) In respect of the 6 months ended 30 June 2005, production for Palabora is excluded.
(6) See the published results of Kumba Resources Limited for further analysis of production information.

The figures above and on the previous pages include the entire output of consolidated entities and the Group's share of joint ventures, joint arrangements and associates with the exception that the production for AngloGold Ashanti is on an attributable basis for all of its operations.

Exchange rates and commodity prices

US dollar exchange rates	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Average spot prices for the period			
South African rand	**6.21**	6.67	6.44
Sterling	**0.53**	0.55	0.55
Euro	**0.78**	0.81	0.80
Australian dollar	**1.29**	1.35	1.36
Chilean peso	**580**	609	609
Period end spot prices			
South African rand	**6.68**	6.23	5.65
Sterling	**0.56**	0.55	0.52
Euro	**0.83**	0.82	0.74
Australian dollar	**1.31**	1.44	1.28
Chilean peso	**579**	636	556

Commodity prices Average market prices for the period	**6 months ended 30.06.05**	6 months ended 30.06.04	Year ended 31.12.04
Gold – US$/oz	**427**	401	409
Platinum – US$/oz	**867**	850	847
Palladium – US$/oz	**190**	248	231
Rhodium – US$/oz	**1,583**	696	991
Copper – US cents/lb	**151**	125	130
Nickel – US cents/lb	**720**	619	628
Zinc – US cents/lb	**59**	48	48
Lead – US cents/lb	**45**	38	40
European eucalyptus pulp price (CIF) – US$/tonne	**575**	525	520

Summary by business segment

US$ million	Revenue[1]		EBITDA[2]		Operating profit/(loss)[3]		Headline earnings/(loss)	
	6 months ended 30.06.05	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04	**6 months ended 30.06.05**	6 months ended 30.06.04
Platinum	**1,767**	1,475	**610**	465	**410**	314	**259**	137
Gold	**1,333**	1,058	**415**	319	**154**	156	**73**	67
Diamonds	**1,628**	1,647	**337**	375	**297**	340	**270**	169
Coal	**1,479**	1,040	**476**	286	**374**	201	**263**	148
South Africa	**681**	501	**231**	115	**205**	93	**142**	64
Australia	**536**	343	**109**	71	**48**	26	**36**	26
South America	**262**	196	**136**	100	**121**	82	**85**	58
Base Metals	**1,629**	1,592	**875**	720	**721**	568	**525**	434
Copper	**1,118**	969	**673**	530	**570**	435	**413**	351
Collahuasi	**319**	237	**209**	154	**174**	126	**133**	102
Minera Sur Andes	**559**	463	**355**	269	**306**	221	**216**	175
Mantos Blancos	**240**	225	**110**	110	**90**	96	**64**	80
Palabora and other	**-**	44	**(1)**	(3)	**-**	(8)	**-**	(6)
Nickel, Niobium, Mineral Sands	**324**	265	**164**	139	**141**	117	**103**	70
Catalão	**25**	22	**11**	11	**10**	10	**6**	9
Codemin	**65**	41	**36**	23	**33**	21	**34**	11
Loma de Níquel	**143**	136	**89**	87	**79**	77	**47**	43
Namakwa Sands	**91**	64	**28**	16	**19**	8	**16**	6
Nkomati and other	**-**	2	**-**	2	**-**	1	**-**	1
Zinc	**187**	358	**56**	66	**29**	31	**26**	27
Black Mountain	**33**	35	**6**	(1)	**6**	(3)	**4**	(2)
Hudson Bay	**-**	204	**-**	42	**-**	23	**-**	19
Lisheen	**68**	95	**23**	17	**17**	11	**21**	11
Skorpion	**86**	24	**27**	8	**6**	-	**1**	(1)
Other	**-**	-	**(18)**	(15)	**(19)**	(15)	**(17)**	(14)
Industrial Minerals	**2,035**	1,843	**317**	288	**193**	181	**140**	120
Tarmac	**1,921**	1,750	**299**	262	**183**	162	**136**	113
Copebrás	**114**	93	**18**	26	**10**	19	**4**	7
Ferrous Metals and Industries	**3,694**	3,183	**961**	563	**791**	394	**413**	208
Kumba	**846**	712	**324**	160	**246**	98	**105**	32
Highveld Steel	**668**	362	**282**	88	**261**	67	**130**	37
Scaw Metals	**488**	392	**68**	56	**58**	46	**41**	33
Samancor Group	**466**	375	**133**	105	**121**	89	**85**	67
Boart Longyear	**512**	408	**72**	42	**55**	30	**33**	17
Tongaat-Hulett	**658**	507	**86**	48	**56**	28	**21**	6
Terra	**-**	368	**-**	66	**-**	41	**-**	17
Other	**56**	59	**(4)**	(2)	**(6)**	(5)	**(2)**	(1)
Paper and Packaging	**3,580**	3,371	**449**	523	**233**	328	**132**	223
Mondi Packaging	**1,969**	1,788	**250**	282	**132**	170	**81**	111
Mondi Business Paper	**1,063**	980	**164**	188	**89**	119	**54**	87
Other	**548**	603	**35**	53	**12**	39	**(3)**	25
Exploration	**-**	-	**(67)**	(56)	**(67)**	(56)	**(50)**	(42)
Corporate	**-**	90	**(124)**	(83)	**(131)**	(101)	**(241)**	(216)
Gold Fields[4]	**-**	90	**-**	19	**-**	7	**-**	6
Other	**-**	-	**(124)**	(102)	**(131)**	(108)	**(241)**	(222)
	17,145	15,299	**4,249**	3,400	**2,975**	2,325	**1,784**	1,248

[1] Revenue includes share of joint ventures and associates. Base Metals' turnover is shown before deduction of treatment and refining charges (TC/RCs) in 2004.
[2] EBITDA is operating profit before special items plus depreciation and amortisation in subsidiaries and share of EBITDA of joint ventures and associates.
[3] Operating profit includes operating profit from subsidiaries and joint ventures and share of operating profit (before tax and interest) of associates. See note 4 to the press release.
[4] *Gold Fields was sold in March 2004.*

Reconciliation of subsidiaries' and associates' headline earnings to those included in the consolidated financial statements

For the six months ended 30 June 2005
Note only key reported lines are reconciled

AngloGold Ashanti Limited	**2005 US$ million**
IFRS headline earnings (published)	143
Exploration (excluding joint ventures)	22
	165
Minority interest	(81)
Depreciation on assets revalued on acquisition (net of tax)	(11)
Contribution to Anglo American plc headline earnings	**73**

Anglo Platinum Limited	**2005 US$ million**
IFRS headline earnings (published)	344
Exploration	9
Other adjustments	(4)
	349
Minority interest	(88)
Depreciation on assets revalued on acquisition (net of tax)	(26)
Impact of change in South African corporate tax rate on assets revalued on acquisition	24
Contribution to Anglo American plc headline earnings	**259**

DB Investments SA	**2005 US$ million**
Reconciliation of headline earnings	
DBI headline earnings (100%)	336
Adjustments[1]	5
DBI headline earnings – AA plc basis (100%)	341
AA plc's 45% ordinary share interest	153
Income from preference shares	26
Exchange gains related to preference shares	91
Contribution to Anglo American plc headline earnings	**270**

[1] Adjustments include the reclassification of the actuarial gains and losses booked to the income statement by Dbsa under the corridor mechanism of IAS19. As AA plc has early adopted the amended version of IAS19, this charge has been included in the deficit booked to reserves in prior years.

Kumba Resources Limited	**2005 US$ million**
IFRS headline earnings (published)	155
Adjustments	(11)
Depreciation on assets revalued on acquisition (net of tax)	(7)
Impact of change in South African corporate tax rate on assets revalued on acquisition	10
Exploration	12
	159
Minority interest	(54)
Contribution to Anglo American plc headline earnings	**105**

Highveld Steel and Vanadium Corporation Limited	2005 US$ million
IFRS headline earnings (published)	167
Adjustments	(2)
	165
Minority interest	(35)
Contribution to Anglo American plc headline earnings	**130**

The Tongaat-Hulett Group Limited	2005 US$ million
IFRS headline earnings (published)	33
Minority interest	(15)
	18
Add AA plc's share of Hulett Aluminium	3
Contribution to Anglo American plc headline earnings	**21**

ANGLO AMERICAN plc

(Incorporated in England and Wales – Registered number 3564138)
('the Company')

Notice of Interim Dividend

Notice is hereby given that an interim dividend on the Company's ordinary share capital in respect of the year to 31 December 2005 will be payable as follows:

Amount (United States currency)	28 cents per ordinary share (notes 1 and 2)
Currency conversion date	Monday 1 August 2005
Last day to trade on the JSE Securities Exchange South Africa ('JSE') to qualify for the dividend	Friday 12 August 2005
Ex-dividend on the JSE from the commencement of trading on	Monday 15 August 2005
Ex-dividend on the London Stock Exchange from the commencement of trading on	Wednesday 17 August 2005
Record date (applicable to both the United Kingdom principal register and South African branch register)	Friday 19 August 2005
Last day for receipt of Dividend Reinvestment Plan ('DRIP') Mandate Forms by Central Securities Depository Participants ('CSDPs') (notes 4 and 5)	Tuesday 30 August 2005
Last day for receipt of DRIP Mandate Forms by the UK Registrars or the South African Transfer Secretaries (notes 4 and 5)	Thursday 1 September 2005
Dividend warrants posted	Monday 19 September 2005
Payment date of dividend	Tuesday 20 September 2005

Notes:

1. Shareholders on the United Kingdom register of members with an address in the United Kingdom will be paid in pounds sterling and those with an address in a country in the European Union which has adopted the euro, will be paid in euros. Such shareholders may, however, elect to be paid their dividends in US dollars provided the UK Registrar receives such election by Friday 19 August 2005. Shareholders with an address elsewhere (except in South Africa) will be paid in US dollars. The equivalent of the dividend in sterling will be 15.8508 pence per ordinary share based on an exchange rate of US$1 = £0.5661. The equivalent of the dividend in euros will be 22.9124 euro cents per ordinary share based on an exchange rate of US$1 = €0.8183.

2. Shareholders on the South African branch register will be paid in South African Rand at R1.8346 per ordinary share based on an exchange rate of US$1 = R6.5522.

3. Dematerialisation and rematerialisation of registered share certificates in South Africa will not be effected by CSDPs during the period Monday 15 August 2005 to Friday 19 August 2005 (both days inclusive).

4. Those shareholders who already participate in the DRIP need not complete a DRIP mandate form for each dividend as such forms provide an on-going authority to participate in the DRIP until cancelled in writing. Shareholders who wish to participate in the DRIP should obtain a mandate form from the UK Registrars, the South African Transfer Secretaries or, in the case of those who hold their shares through the STRATE system, their CSDP.

5. In terms of the DRIP, and subject to the purchase of shares in the open market, share certificates/Crest notifications are expected to be mailed and CSDP investor accounts credited/updated on Tuesday 4 October 2005.

6. Copies of the terms and conditions of the DRIP are available from the UK Registrars or the South African Transfer Secretaries.

By order of the Board
N Jordan
Secretary
3 August 2005

Registered office
20 Carlton House Terrace
London
SW1Y 5AN
England

UK Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
England

South African Transfer Secretaries
Ultra Registrars (Proprietary) Limited
11 Diagonal Street
Johannesburg 2001
PO Box 4844, Johannesburg 2000
South Africa

Pro forma IAS 32 and IAS 39 financial information

Pro forma IFRS consolidated income statements including the effects of applying IAS 32 and 39 for the period ended 30 June 2004 and the year ended 31 December 2004 and balance sheet for the period ended 30 June 2004 have been provided below. The full adoption of both these standards was not mandatory until January 2005. The restated opening balance sheet as at 1 January 2005 is presented in note 24 to this report.

The basis of presentation of these pro forma results is that IAS 32 and 39 have not been applied to 2004 transactions within entities that were fully disposed of in 2004, or to contracts containing embedded derivatives that no longer existed as at 1 January 2005. In accordance with the transition rules applicable for first-time adopters, documentation and effectiveness calculations required for hedge accounting were put in place as at 1 January 2005. Where hedge accounting has been applied with effect from 1 January 2005, 2004 pro forma financial information has been stated on the same basis as if necessary documentation had been in place.

AngloGold Ashanti, a Rand functional currency entity, issued a US dollar convertible bond in February 2004. The pro forma financial information classifies the equity conversion option within this debt as a derivative within liabilities, marked to market through the income statement. This is in accordance with the recent clarification of IAS 32 by IFRIC.

Appendix

Pro forma IAS 32 and IAS 39 consolidated income statement for the six months ended 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**12,346**	**11**	**12,357**
Total operating costs	**(10,588)**	**(90)**	**(10,678)**
Special items	-	(1)	(1)
Operating profit from subsidiaries and joint ventures	**1,758**	**(80)**	**1,678**
Net profit on disposals	1,005	(18)	987
Net income from associates	330	14	344
Total profit from operations and associates	**3,093**	**(84)**	**3,009**
Net finance costs	(161)	(20)	(181)
Profit before tax	**2,932**	**(104)**	**2,828**
Income tax expense	(516)	55	(461)
Profit for the financial period	**2,416**	**(49)**	**2,367**
Attributable to:			
Minority interests	190	(13)	177
Equity shareholders of the Company	**2,226**	**(36)**	**2,190**

for the year ended 31 December 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Group revenue	**26,268**	**57**	**26,325**
Total operating costs	**(22,627)**	**(185)**	**(22,812)**
Special items	25	(66)	(41)
Operating profit from subsidiaries and joint ventures	**3,666**	**(194)**	**3,472**
Net profit on disposals	1,015	(23)	992
Net income from associates	550	1	551
Total profit from operations and associates	**5,231**	**(216)**	**5,015**
Net finance costs	(367)	(56)	(423)
Profit before tax	**4,864**	**(272)**	**4,592**
Income tax expense	(923)	78	(845)
Profit for the financial period	**3,941**	**(194)**	**3,747**
Attributable to:			
Minority interests	440	(55)	385
Equity shareholders of the Company	**3,501**	**(139)**	**3,362**

[1] Excludes the impact of IAS 32 and IAS 39.

Appendix

Pro forma IAS 32 and IAS 39 consolidated balance sheet as at 30 June 2004

US$ million	IFRS[1]	IAS 32 and 39 adjustments	IFRS pro forma
Intangible fixed assets	2,501	-	2,501
Tangible fixed assets	30,227	(89)	30,138
Biological assets	374	-	374
Environmental rehabilitation trust	182	-	182
Investments in associates	3,386	22	3,408
Financial asset investments	1,197	53	1,250
Deferred tax assets	97	5	102
Other financial assets (derivatives)	-	354	354
Total non current assets	**37,964**	**345**	**38,309**
Inventories	3,148	-	3,148
Trade and other receivables	5,041	(12)	5,029
Current tax assets	192	-	192
Other current financial assets (derivatives)	-	379	379
Current asset investments	75	-	75
Cash and cash equivalents	2,495	-	2,495
Total current assets	**10,951**	**367**	**11,318**
Total assets	**48,915**	**712**	**49,627**
Short term borrowings	(3,266)	1	(3,265)
Trade and other payables	(4,732)	(6)	(4,738)
Current tax liabilities	(679)	-	(679)
Other financial liabilities (derivatives)	-	(482)	(482)
Total current liabilities	**(8,677)**	**(487)**	**(9,164)**
Medium and long term borrowings	(8,258)	115	(8,143)
Retirement benefit obligations	(1,081)	-	(1,081)
Other current financial liabilities (derivatives)	-	(465)	(465)
Deferred tax liabilities	(5,279)	23	(5,256)
Provisions	(1,155)	87	(1,068)
Total non current liabilities	**(15,773)**	**(240)**	**(16,013)**
Total liabilities	**(24,450)**	**(727)**	**(25,177)**
Net assets	**24,465**	**(15)**	**24,450**
Equity			
Called-up share capital	746	-	746
Share premium account	1,609	-	1,609
Other reserves	1,297	176	1,473
Retained earnings	16,673	(78)	16,595
Equity attributable to equity holders of the Company	**20,325**	**98**	**20,423**
Minority interests	4,140	(113)	4,027
Total equity	**24,465**	**(15)**	**24,450**

[1] Excludes the impact of IAS 32 and IAS 39.